NI 43-101 Technical Report Update
Yukon-Nevada Gold Corp.
Jerritt Canyon Property,
Elko County, Nevada, USA

Prepared For:
Yukon-Nevada Gold Corp.
900 – 688 West Hastings St.
Vancouver, BC V6B 1P1 Canada

Prepared By:
Todd W. Johnson, P.E.
Vice President Exploration
Yukon-Nevada Gold Corp.

Effective Date: January 1, 2011
Issue Date: June 28, 2011

Contributors:	Endorsed By QP’s:
Todd W. Johnson, P.E.	Todd W. Johnson, P.E.
Karl Swanson, Mining Consultant, SME, MAusIMM	Karl Swanson, Mining Consultant, SME, MAusIMM

Mark Odell, Mine Engineer Consultant, P.E.	Mark Odell, Mine Engineer Consultant, P.E.
Qualified Persons

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Table of Contents

Summary (Item 3)				i

1	Introduction and Terms of Reference (Item 4)			1-1
	1.1	Terms of Reference and Purpose of the Report		1-1
	1.2	Reliance on Other Experts (Item 5)		1-1
	1.3	Price Strategy		1-1
	1.4	Qualifications of Consultant and Authors		1-1

2	Property Description and Location (Item 6)			2-1
	2.1	Property Location		2-1
	2.2	Mineral Titles		2-1
	2.3	Location of Mineralization		2-5
	2.4	Environmental Liabilities		2-5
	2.5	Permits		2-7

3	Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 7)			3-1
	3.1	Access to Property		3-1
	3.2	Climate		3-1
	3.3	Vegetation		3-1
	3.4	Physiography		3-1
	3.5	Local Resources and Infrastructure		3-1

4	History (Item 8)			4-1
	4.1	Ownership		4-1
	4.2	Past Exploration and Development		4-1
	4.3	Historic Mineral Resource Estimates		4-2

5	Geologic Setting (Item 9)			5-1
	5.1	Regional Geology		5-1
		5.1.1	Regional Tectonics	5-1
	5.2	Local Geology		5-3
		5.2.1	Alteration	5-4

6	Deposit Types (Item 10)			6-1

7	Mineralization (Item 11)			7-1
	7.1	SSX-Steer Mine		7-1
	7.2	Smith Mine		7-2
	7.3	Murray Mine		7-3
	7.4	Starvation Canyon		7-3
	7.5	Saval Mine		7-3
	7.6	West Mahala		7-4
	7.7	Wright Window		7-4

8	Exploration (Item 12)			8-1

9	Drilling (Item 13)			9-1

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10	Sampling Method and Approach (Item 14)			10-1
	10.01	2008 Surface Drilling		10-1
	10.2	2008 Underground Drilling		10-2
	10.3	2010 Underground Drilling		10-3

11	Sample Preparation, Analyses and Security (Item 15)			11-1
	11.1	Jerritt Canyon Laboratory Procedures (2008-2010)		11-1
	11.2	Commercial Laboratories		11-2
	11.3	Quality Controls and Quality Assurance		11-3
		11.3.1	2008 Jerritt Canyon Laboratory QA/QC Procedures	11-3
		11.3.2	2010 Jerritt Canyon Laboratory and Commercial Lab QA/QC Procedures	11-4

12	Data Verification (Item 16)			12-1
	12.1	Data Work Done Before August 2008		12-1
	12.2	Data Work Done After August 2008 Including Data Audit		12-1
		12.2.1	2008-2010 Drill Hole Data Audit	12-3

13	Adjacent Properties (Item 17)			13-1

14	Mineral Processing and Metallurgical Testing (Item 18)			14-1

15	Mineral Resource and Reserve Estimate (Item 19)			15-1
	15.1	Mineral Resource Estimate		15-1
		15.1.1	Drill Hole Database and Compositing	15-1
		15.1.2	Geology and Grade Shell Modeling	15-4
		15.1.3	Specific Gravity and Density	15-12
		15.1.4	Statistics and Variography	15-12
		15.1.5	Block Models	15-13
		15.1.6	Resource Estimation and Block Calculations	15-15
		15.1.7	Mined Depletion	15-20
		15.1.8	Mineral Resource Classification	15-22
		15.1.9	Block Model Validation	15-24
		15.1.10	Mineral Resource Statement	15-26
		15.1.11	Other Resource Constraints	15-27
	15.2	Mineral Reserve Estimate		15-28

16	Other Relevant Data and Information (Item 20)			16-1

17	Additional Requirements for Development Properties (Item 25)			17-1
	17.1	Mining Operation		17-1
		17.1.1	Mining Equipment, and Mining and Ore Sampling Methodology (2008-2010)	17-2
		17.1.2	Jerritt Canyon Stockpile Resource and Reconciliation	17-4
	17.2	Recoverability		17-5
	17.3	Markets		17-6
	17.4	Contracts		17-6
	17.5	Environmental Considerations		17-6
	17.6	Taxation		17-7
	17.7	Capital and Operating Cost Estimates		17-8
	17.8	Economic Analysis		17-9
		17.8.1	LoM Plan and Economics	17-9
		17.8.2	Project Sensitivity	17-11
		17.8.3	Financial Summary	17-11
	17.9	Mine Life		17-12

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18	Interpretation and Conclusions (Item 21)		18-1

19	Recommendations (Item 22)		19-1
	19.1	2011 Geological Program	19-1

20	References (Item 23)		20-1

21	Date and Signature Page (Item 24)		21-1

22	Glossary		22-1
	22.1	Mineral Resources and Reserves	22-1
	22.2	Glossary	22-2

List of Tables

Table 1: Jerritt Canyon Mineral Resources – January 1, 2011	iv
Table 2: Jerritt Canyon Mineral Reserves – January 1, 2011	v
Table 3: Life of Mine Plan	viii
Table 1.4.1: Key Project Personnel	1-2
Table 2.2.1: Land and Claim Summary for Queenstake Resource’s Jerritt Canyon Project	2-1
Table 2.5.1: Operating Permits	2-8
Table 4.3.1: Historic Measured and Indicated Mineral Resources	4-2
Table 4.3.2: Historic Proven and Probable Mineral Reserves	4-3
Table 9.1: Jerritt Canyon Drilling (2000 through 2010)	9-1
Table 12.2.1: Summary of Jerritt Canyon 2008-2010 Assay Database Audit	12-3
Table 14.1: Operating Parameters for the Jerritt Canyon Processing Plant	14-1
Table 14.2: Design Criteria for the TSF2	14-4
Table 14.3: Jerritt Canyon Historic and Budgeted Process Production and Cost Data	14-6
Table 15.1.1.1: Geology Database Formation Code	15-2
Table 15.1.1.2: Summary of Surface Drill Holes by Deposit	15-3
Table 15.1.1.3: Summary of Underground Production Drill Holes by Deposit	15-4
Table 15.1.4.1: Summary of Statistics by Model	15-12
Table 15.1.4.2: Cap Grade by Model	15-12
Table 15.1.4.3: Ordinary Kriging Parameters by Model	15-13
Table 15.1.5.1: Block Model Variables	15-15
Table 15.1.6.1: Jerritt Canyon Resource Estimation Methods by Deposit	15-17
Table 15.1.6.2: Estimation Parameters by Block Model	15-17
Table 15.1.10.1 Jerritt Canyon Mineral Resources – January 1, 2011	15-27
Table 15.2.1: Jerritt Canyon Cutoff Grade Parameters (January 1, 2011)	15-29
Table 15.2.2: Jerritt Canyon Cutoff Grades (January 1, 2011)	15-29
Table 15.2.3: Jerritt Canyon Dilution Factors	15-30
Table 15.2.4: Jerritt Canyon Mineral Reserves – January 1, 2011	15-30
Table 17.1.1: Jerritt Canyon 2008-2010 Production with 2011 Forecast Production	17-1
Table 17.1.2: Jerritt Canyon 2008-2010 Remote Stockpile Depletions and/or Additions	17-4
Table 17.1.3: Jerritt Canyon 2008-2010 Remote Stockpile Resource Reconciliations	17-5
Table 17.2.1: Jerritt Canyon 2008-2010 Gold Recovery by Month	17-5
Table 17.7.1: Jerritt Canyon Capital Expenditures for LoM ($000’s)	17-8
Table 17.7.2: Jerritt Canyon Operating Costs for LoM per Ton of Ore	17-9
Table 17.8.1: Life of Mine Plan	17-10
Table 17.8.3 Key Financial Statistics	17-12

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Table 19.1: Proposed 2011 Jerritt Canyon Drilling and Geology Program ($000’s)	19-2

List of Figures

Figure 2-1: General Location Map of the Jerritt Canyon Mine	2-3
Figure 2-2: General Land Map of the Jerritt Canyon Property	2-4
Figure 2-3: General Land Map of the Jerritt Canyon Property with Resources and Reserves	2-6
Figure 5-1: General Geology Map of the Jerritt Canyon District	5-2
Figure 5-2: General Stratigraphic Section of the Jerritt Canyon District	5-3
Figure 5-3: Cross-Section Through the SSX Deposit Showing General Geology	5-4
Figure 9-1: Smith Mine Drill Hole Plan Map	9-3
Figure 9-2: SSX-Steer Mine Complex Drill Hole Plan Map	9-4
Figure 9-3: Starvation Canyon Drill Hole Plan Map	9-5
Figure 14-1: Simplified Ore Processing Flowsheet for the Jerritt Canyon Mine	14-2
Figure 14-2: Jerritt Canyon Ore Processing Facilities	14-3
Figure 14-3: Construction Plan for the TSF2 and WSR	14-5
Figure 15-1: Jerritt Canyon Color Legends	15-5
Figure 15-2: Plan View of 0.10 opt Grade Shells at Smith	15-5
Figure 15-3: Section View of Smith Grade Shells at 400150E	15-6
Figure 15-4: Plan View of 0.10 opt Grade Shells at SSX-Steer	15-7
Figure 15-5: Section View of SSX Grade Shells at 391400E	15-7
Figure 15-6: Section View of Saval Grade Shells at 388550E	15-8
Figure 15-7: Section View of West Mahala Grade Shells at 395175E	15-9
Figure 15-8: Plan View of 0.10 opt Grade Shells at Starvation Canyon	15-10
Figure 15-9: Section View of Starvation Grade Shells at 369800E	15-11
Figure 15-10: Section View of Smith Estimated Blocks (au_ok) at 400150E	15-19
Figure 15-11: Section View of Smith Depleted Blocks at 400150E	15-20
Figure 15-12: Plan View of Smith As-built Solids and Depletion Polygons	15-21
Figure 15-13: Plan View of SSX As-built Solids and Depletion Polygons	15-22
Figure 15-14: Section View of Smith Classified Blocks at 400150E	15-23
Figure 15-15: Section View of Smith au_ok Blocks and Composites at 400150E	15-24
Figure 15-16: Section View of SSX au_ok Blocks with Composites at 391400E	15-25
Figure 15-17: Section View of Starvation au_id3 Blocks with Composites at 369800E	15-26
Figure 15-18: Historical Gold Prices, January 2008 – January 2011	15-31
Figure 17-1: NPV Sensitivity	17-11
Figure 17-2: IRR Sensitivity	17-11

List of Appendices

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Summary (Item 3)

Yukon-Nevada Gold Corp. (YNG or the Company) engaged Todd Johnson, the Vice President of Exploration for Yukon-Nevada Gold Corp., to prepare a Technical Report update on the Jerritt Canyon Mine property north of Elko, Nevada, to meet the requirements of Canadian National Instrument 43-101 (NI 43-101). Mr. Johnson enlisted the help from two Mine Engineer consultants to help prepare this updated NI 43-101 technical report.

In June 2007, Queenstake Resources Ltd. merged with YGC Resources Ltd. to create Yukon-Nevada Gold Corp. The Jerritt Canyon Mine is owned and operated by Queenstake Resources USA, Inc. (Queenstake), a wholly owned subsidiary of YNG. This report reflects the most recent resource and reserves based on data produced through January 1, 2010. Some of the information in this technical report was taken from the previous NI 43-101 technical report by SRK (2008) and locally modified with additional information by the present authors.

The reserves from the Smith mine, SSX-Steer mine, Saval deposit, Starvation Canyon deposit, and Wright Window deposit have been revised for this report using available drill hole data up to January 1, 2011. The Smith and SSX-Steer underground mines, along with substantial Jerritt Canyon ore stockpiles from historic mining, make up the majority of the reserves in the district. Only one of the resource areas has been revised for inclusion in this technical report (West Mahala) using the updated January 1, 2011 drill hole database while the remaining resources (including Burns Basin, California Mountain, Coyote Zone, Pie Creek, Road Canyon, Mill Creek, MCE, Waterpipe II, and Winters Creek) have not been reexamined and remain the same as reported in the previously published NI 43-101 report (SRK, 2008).

The following personnel contributed to the preparation of the report:

Todd Johnson, Vice President of Exploration, Yukon-Nevada Gold Corp., P.E.: All;

Mark Odell, Consulting Mine Engineer, P.E.: Mine Design and Reserves (Section 15.2 and 17); and

Karl Swanson, Consulting Mine Engineer, SME, AusIMM: Resources (Section 15.1) .

Property Description & Accessibility

The Jerritt Canyon property is located on private land controlled by Queenstake, and public land administered mostly by the United States Forest Service (USFS) and some by the United States Bureau of Land Management (BLM). The land position covers over 119 square miles. The Jerritt Canyon mine is an operating gold property (since 1981) with two underground mines, SSX-Steer and Smith, that were in production during 2008. None of the underground mines were operating in 2009 and only the Smith Mine was in operation in 2010. The SSX-Steer mine is scheduled to recommence mining in the third quarter of 2011. The mines produce feed for a process plant located at the site which includes 2 roasters and a carbon-in-leach (CIL) circuit. The project also consists of one non-operating (Murray) underground mining area; rock disposal areas (RDAs); related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities (inactive), tailings facilities, and support facilities.

The project is located in Elko County, Nevada about 50 miles north of the city of Elko and is accessed by paved state highway and private access road. The property has been owned and operated by Queenstake since June 30, 2003, when it was purchased from the previous owner, a joint venture between Anglo Gold and Meridian Gold. YNG acquired Queenstake through a merger between YGC Resources, Ltd. (YGC) and Queenstake Resources Ltd (Queenstake Ltd) on June 20, 2007.

History

Gold mineralization was originally discovered at Jerritt Canyon in 1972 by FMC geologists during an antimony exploration program. Gold mining commenced in 1981 and has continued since then. Ore was produced from open pits from 1981 through 1999. Underground mining started in 1993 and is the current primary source of mill feed.

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Tens of thousands of drill holes have been drilled from surface and underground on the property since the 1970's. The bulk of this drill hole information with corresponding geological information and gold assays are captured in digital drill hole databases for use in resource and reserve modeling.

Geology

The regional geology of the Jerritt Canyon Mine consists of four distinct Paleozoic sedimentary sequences: the western facies, or upper plate of the Roberts Mountains thrust, the eastern facies, or lower plate of the Roberts Mountains thrust, the Schoonover sequence, and the Antler overlap sequence.

The rocks are cut by Pennsylvanian basalt dikes, Eocene basalt and quartz monzonite dikes, and Miocene basalt dikes. The structural fabric in the district consists of two dominant fault trends, west-northwest trending and north-northeast-trending.

Mineralization

Gold mineralization at Jerritt Canyon is hosted by the Hanson Creek Formation and the base of the Roberts Mountains Formation in the lower plate of the Roberts Mountains thrust. Gold mineralization is structurally controlled by high angle west-northwest and north-northeast trending structures that acted as conduits for mineralizing fluids. Much of the more continuous gold mineralization occurs within the favorable stratigraphic intervals at the intersection of the two sets of high angle structures. The deposits are Carlin-type, sediment-hosted gold mineralization within carbonaceous sediments. The gold occurs as very fine-grained micron-sized particles in carbonates and fine-grained, calcareous, clastic sedimentary rocks. Alteration associated with gold mineralization includes silicification, carbon, decalcification, dolomitization, argillization, and pyritization (typically containing elevated arsenic).

Production History

The Jerritt Canyon mine started up in 1981 as an open pit mine, and production from open pits continued through 1999. The first underground mine was started in 1993 and the operation currently consists of production from one underground mine (Smith). Underground mining at the SSX-Steer complex started in 1997, was temporarily stopped in August 2008, and is scheduled to restart in the third quarter of 2011. Underground mining at Smith started in 1999, was temporarily stopped in August 2008, and reopened in February 2010. The MCE underground mine was shut down in 2004 whereas the Murray underground mine was shut down in 2006. The new Steer mine portal, now a part of the SSX complex, was collared in 2004.

The mines are mechanized operations using backfill both for ground control and for increasing ore recovery. The less refractory ores produced early in the production history were processed through a “wet” mill, which operated until 1997. As the ores became more carbonaceous and refractory, and higher grade with the introduction of underground ore, a dry mill with an ore roasting circuit was added in 1989, and is currently in operation.

Jerritt Canyon has produced over 7.78 million ounces of gold from its open pits and underground mines throughout its history from July 1981 to year-end 2010. Annual production has mostly averaged between 125,000 ounces and 350,000 ounces of gold, at cash costs ranging from $240 to $554 per ounce. Queenstake, under the ownership of YNG, reports the following recent mill production data from all sources (underground mines, Jerritt ore stockpiles, and third party ores such as Newmont) for the following years:

  2007:    97,198 ounces for the last 6 months;
  2008:    44,732 ounces;
  2009:    9,770 ounces only from stockpiles (no mining occurred); and
  2010:    65,104 ounces.

The mill was voluntarily shutdown by Queenstake in February 2008 for an extended safety, care and maintenance cycle. Subsequent to this voluntary shutdown, the Company received a “stop order” from the Nevada Division of Environmental Protection (NDEP) due to issues involving the installation and the maintenance of instrumentation necessary to monitor key operating parameters in the emissions control systems. Although Queenstake was able to recommence operations in April 2008 after committing to implementing systems to address the concerns of the NDEP, the Company was forced to shut down the entire mine in early August 2008 due to the increasing costs associated with the existing mine plan, the required infrastructure expenditures remaining to be completed, and other environmental concerns. The mill restarted on March 25, 2009 and continued processing stockpiled ores near the mill until May 30, 2009 when it was shutdown again since Queenstake did not have the components of the calomel system in place as required by the NDEP.

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To address the environmental concerns, Queenstake completed the installation of a calomel emission system on July 20, 2009 which is used to control mercury emissions. Queenstake also carried out significant overhauls and upgrades of many key components of the roaster, leach circuit, thickener, and other sections of the mill. On October 20, 2009, with detailed plans in place to address NDEP's concerns noted above and having completed many of them already, Queenstake was able to restart operations under a Consent Decree order issued by the Attorney General of the State of Nevada, representing the NDEP.

The mill has operated on a more continuous basis since restarting in October 2009. Mining at the Smith mine was restarted in January 2010 using a contract mining company. Recommencement of mining of the SSX-Steer complex by Queenstake staff is expected in the third quarter of 2011.

Recent Exploration and Development

Exploration and production drilling was active at the property in 2008 and 2010 and forms the basis of the new drill hole information that makes up the revised model and resource and reserve work presented in this Technical Report. A total of 108 surface drill holes (113,130 feet) and 919 underground drill holes (458,120 feet) were completed in 2008; whereas a total of 1,151 underground drill holes (79,691 feet) were completed in 2010 at the Smith mine. The surface drilling in 2008 occurred throughout the property whereas the 2008 underground drilling was focused at the SSX-Steer and Smith mines. No drilling was conducted in 2009 and no surface drilling was conducted in 2010. The company's protocols and procedures for surface and underground drilling, geological drill hole logging, sampling, assaying by the Jerritt Canyon assay lab and other commercial labs, quality assurance and quality control, and digital drill hole data have been reviewed by the primary author, are presented in this report, and have been determined to meet industry standards. All of the aforementioned protocols and procedures are deemed adequate by the primary author, Todd Johnson (QP), for use to support the January 1, 2011 resource and reserve presented in this Technical Report.

Resource Estimation

The January 1, 2011 mineral resource updates at Jerritt Canyon are contained within the three main work areas of Smith, SSX-Steer (including Saval and West Mahala), and Starvation Canyon (Table 1). The Wright Window open pit area was also revised as part of this study. The other resource areas identified in the previous Year-End 2007 NI 43-101 report by SRK (2008) have not been revised in this study and remain the same. The recently revised resource estimates are based on extensive underground and surface drilling data, a strict 0.10 opt grade shell digitized by hand on 50 foot cross-sections, and using geology constrained kriging, and lesser inverse distance cubed estimation methods. Block modeling techniques are supported by 5x5x5 ft. block sizes within the digitized grade shells. The new Smith resource model shows excellent reconciliation with recent mine and mill production from July to December 2010.

Measured and Indicated Resources as of January 1, 2011 total 11,692.3kt at 0.217opt gold, containing 2,539.1 koz of gold. There is an additional Inferred Resource of 4,490.1kt at 0.198opt gold, containing 891.2koz ounces of gold. Table 1 lists the resources by area. A 0.125 opt Au cutoff grade was used for the January 1, 2011 underground resources whereas those done by the former Jerritt Geology staff and contractors for Year-End 2007 used 0.150opt gold for mature mine areas and 0.125opt gold for undeveloped resources (SRK, 2008). $450 to mostly $550 per ounce gold prices were used for the open pit resources previously done by others (SRK, 2008).

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Table 1: Jerritt Canyon Mineral Resources – January 1, 2011

	Measured			Indicated			Measured + Indicated				Inferred

			koz			koz			koz			koz
Mine	kt	Opt	Au	kt	opt	Au	kt	opt	Au	kt	opt	Au

SMITH	1,982.8	0.237	470.0	2,203.4	0.233	513.7	4,186.2	0.235	983.7	1,157.3	0.195	226.0
SSX-STEER	2,358.5	0.226	533.4	1,653.9	0.221	365.8	4,012.4	0.224	899.2	479.1	0.194	93.2
SAVAL	99.6	0.258	25.7	556.4	0.221	123.0	656.0	0.227	148.7	201.7	0.209	42.2
STARV	5.5	0.365	2.0	496.9	0.284	141.1	502.4	0.285	143.1	256.3	0.276	70.7
WRIGHT WINDOW	-	-	-	97.8	0.156	15.2	97.8	0.156	15.2	19.0	0.229	4.3
Subtotal	4,446.4	0.232	1,031.1	5,008.4	0.231	1,158.8	9,454.8	0.232	2,189.9	2,113.4	0.206	436.4

Burns Basin	-	-	-	60.4	0.166	10.0	60.4	0.166	10.0	50.6	0.228	11.5
Calif. Mtn.	-	-	-	40.1	0.324	13.0	40.1	0.324	13.0	9.4	0.330	3.1
Coyote Zone 10	-	-	-	45.2	0.212	9.6	45.2	0.212	9.6	22.8	0.114	2.6
MCE	-	-	-	4.4	0.201	0.9	4.4	0.201	0.9	7.8	0.189	1.5
Mill Creek	-	-	-	78.4	0.124	9.7	78.4	0.124	9.7	-	-	-
Murray	155.8	0.310	48.3	26.6	0.269	7.1	182.4	0.304	55.4	90.4	0.228	20.6
Murray Zone 9	-	-	-	210.9	0.277	58.5	210.9	0.277	58.5	61.6	0.209	12.9
Pie Creek	-	-	-	190.2	0.157	29.9	190.2	0.157	29.9	28.3	0.142	4.0
Road Canyon	-	-	-	148.6	0.143	21.2	148.6	0.143	21.2	74.3	0.131	9.7
Waterpipe II	-	-	-	-	-	-	-	-	-	37.4	0.206	7.7
West Mahala	0.4	0.199	0.1	225.4	0.189	42.6	225.8	0.189	42.7	1,956.9	0.191	373.8
Winters Creek	-	-	-	148.9	0.218	32.5	148.9	0.218	32.5	37.2	0.199	7.4
Subtotal	156.2	0.310	48.4	1,179.1	0.199	235.0	1,335.3	0.212	283.4	2,376.7	0.191	454.8

Stockpiles	-	-	-	902.2	0.073	65.9	902.2	0.073	65.9	-	-	-

Total	4,602.6	0.235	1,079.5	7,089.7	0.206	1,459.6	11,692.3	0.217	2,539.1	4,490.1	0.198	891.2

Notes:	(1)

The January 1, 2011 mineral resources (in bold) are presented using a 0.125 opt Au cutoff grade whereas the December 31, 2007 mineral resources used a 0.150 opt Au cutoff grade for undeveloped resources and a 0.125 opt Au cutoff grade for a more mature underground resource as calculated by SRK Consulting (2008);

	(2)	The Wright Window resource was revised using the Year-End 2008 block model and the January 1, 2011 classification system;
	(3)	The January 1, 2011 stockpile resource is classified as indicated and reconciled to that published in the Year-End 2007 NI 43-101 report;
	(4)

Open pit and underground resources determined from the Year-End 2007 NI 43-101 report (SRK, 2008) are included in this table; where both open pit and underground resources were previously published, they have been added together for this table.

Many of the resources determined by the former pre-August 2008 Jerritt Geology group that are listed in the current resource table (Table 1) have not been revised as part of this technical report and have not been modeled since 2006 or before 2006. Therefore, many of the resources, especially those minable by open pit methods, represent significant opportunities for Queenstake to expand in future modeling studies and drill programs.

A database audit of the 2008 and 2010 drill hole assay records (totaling 16% of the total records) only found 132 assay records out of 11,413 reviewed records (or 1.2 percent) to contain different assay values in the acQuire drill hole databases when compared with the original assay certificates. The low amount of data input errors found in the 2008 and 2010 assay data verifies the significant amount of effort done by the post-August 2008 Jerritt Geology group to create a robust drill hole database to help support a revised geologic model and resource and reserve estimate.

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Mining

Access to the Smith and SSX-Steer underground mines is through portals, with internal ramps maintained at grades of 12% to 15%. The mines generally follow a drift-and-fill method, operated by trackless equipment. Electric drill jumbos are used in preparation for blasting, and front loaders excavate the broken material into diesel-driven underground mine trucks for hauling to a pad area outside the portals. Mined material is segregated near the portals by placing the rock into several windrows; these are sampled and assays from the laboratory then dictate whether that material is high-grade, low-grade, or waste. The waste is excavated and placed in a waste dump, whereas the high-grade and low-grade ore types may or may not be blended depending on analytical results, and taken either to the process facility or stockpiled in a nearby location for possible future processing, respectively. Because of the distances from the several mine portals to the processing plant, large (150-ton) off-road haulers are used for surface ore transport.

Typical mine openings measure 15 x 15 feet in cross section. The major mine openings are supported with bolts and mesh which provide the primary means of support. Shotcrete may also be applied to supplement the bolts and mesh in heavily jointed rock masses or in those areas where raveling has occurred. Ore is generally developed by drifting adjacent to the zone in more stable rock and then cross-cutting through the deposit at specified intervals. Secondary openings are developed either alongside a backfilled stope or underneath a previously-filled excavation. In the latter situation, cost savings are accomplished since the cemented fill does not require artificial support. Extraction of ore-grade material is near 100%, and mining dilution for the most part is confined to the stope fringes.

Each mine has its own operational batch plant located outside the mine portal. The backfill is a mixture of screened mine waste rock, cement, and a filler material. These products are blended according to the backfill mix design, water is added, and the mixture placed into the underground ore haulage trucks for transport back into the mine stopes.

Reserves

Mineral reserves as of January 1, 2011 are listed in Table 2. The following parameters were used to determine the gold cutoff grade for each reserve area: $1,100 US per ounce gold price, 89% gold recovery, and $1.00 per ounce refining charge. The breakeven gold cutoff grades vary from a low of 0.044 opt Au for the Jerritt Canyon stockpiles and 0.049 opt for Wright Window (open pit deposit), to a high of 0.137 opt for Saval (a previous underground and open pit mine producer). Breakeven cutoff Au grades for the Smith and SSX-Steer underground mines are 0.148 and 0.125 opt, respectively. The gold price of $1,100 US per ounce used for determining the reserves is the approximate 36-month trailing average gold price from January 2008 to January 2011.

Table 2: JerrittCanyon Mineral Reserves – January 1, 2011

	Proven			Probable			Total
			koz			koz			koz
Mine	kt	opt	Au	kt	opt	Au	kt	opt	Au
Smith	713.1	0.183	130.6	918.6	0.163	149.4	1,631.7	0.172	279.9
SSX	548.3	0.188	103.1	667.1	0.189	126.1	1,215.4	0.189	229.2
Saval	19.7	0.229	4.5	149.3	0.207	31.0	169.1	0.210	35.4
Starvation	125.0	0.262	32.8	237.9	0.265	63.0	363.0	0.264	95.8
Wright Window	-	-	-	84.5	0.127	10.7	84.5	0.127	10.7
Subtotal	1,406.1	0.193	270.9	2,057.4	0.185	380.2	3,463.7	0.188	651.0
Stockpiles	-	-	-	902.2	0.073	65.9	902.2	0.073	65.9
Total	1,406.1	0.193	270.9	2,959.7	0.151	446.0	4,365.8	0.164	717.0

Notes:	(1)	All reserves listed in Table 2 are underground reserves except for the Wright Window which is in an open pit; the stockpiles are located on the surface.

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The reserves listed in Table 2 are a subset of the resources listed in Table 1. Dewatering of some of the Smith mine reserve areas that lie below the water table will be required. The operating and capital costs at Smith contain provisions for construction and operation of the dewatering system. The processing plant requires 700 gpm of makeup water which is derived from seepage wells surrounding the existing tailings storage facility (TSF 1). With the replacement of this facility in the near future, this source of water will no longer be available and will be supplied by the Smith mine dewatering operations.

The January 1, 2011 reserves contain 717.0koz of gold relative to the previous Year-End 2007 SRK reserve of 717.3koz and are based on additional drilling, new geologic models, new mine models using lower cutoff grades, a higher gold price ($1,100 US per ounce), and account for mining depletion and stockpile mining gains from January 1, 2008 to January 1, 2010.

The individual January 1, 2011 reserves have generally increased in tonnage and recovered ounces and decreased in Au grade in comparison to the previous Year-End 2007 NI 43-101 report by SRK (2008) with the exception of Starvation Canyon. The reclassification of the indicated resources at Starvation Canyon in the current work to mostly an inferred resource is the primary reason for the January 1, 2011 reserve decrease at Starvation Canyon.

From January 1, 2008 to January 1, 2011 there has been a total depletion of 80.0koz (based on recovered ounces from the mill that excludes recovered ounces from Newmont and other purchased ores during the same time period) that can be accounted for from the following two sources:

  49.8koz recovered (depleted) from underground mine ores at Smith and SSX-Steer;

  30.2 koz recovered (depleted) from Jerritt Canyon stockpiles (which includes all oz produced in 2009).

According to these aforementioned data and the newly determined January 1, 2011 reserves, this infers that approximately 80.0koz of Au have been gained in the current reserve determination relative to the previous Year-End 2007 NI 43-101 report. The mining gains are spread evenly between the various mines and areas (excluding Starvation Canyon) with a substantial increase noted for the Jerritt Canyon stockpiles. A significant mining gain of 19.3koz for the January 1, 2011 Jerritt Canyon stockpile (65.9koz) relative to the Year-End 2007 stockpile reserve (46.6koz) is based primarily on a lower breakeven cutoff grade, a higher Au price ($1,100 US per oz), different mining parameters used in the current reserve work, and discovery of additional stockpile ores based on recent surface and trench sampling.

Metallurgy and Mill Processing

The ore processing facility at Jerritt Canyon is one of the few processing plants in Nevada that process refractory gold ore by roasting for the production of gold doré. The Jerritt Canyon processing plant is currently under a production restriction of 180tph through its two roasters.

The 3.6 year life of mine (LoM) plan listed below in Table 3 targets 3,600tpd mill throughput and forecasts a gold recovery of 89%. Queenstake forecasts 2011 gold production to be approximately 140,390 ounces from 979ktons of total ore feed. The average gold recovery is forecast to be 89% for 2011.

Currently, ore mill feed is coming from the Smith mine (1,000 ore tons per day) and Jerritt ore stockpiles. The SSX-Steer underground mine is forecast to recommence ore production at 1,250 tons per day in the third quarter of 2011. With the SSX-Steer mine back in operation, mill production is targeting 4,000 tons per day by the third quarter of 2011. A scheduled mill shutdown is planned for at least two weeks in September in 2011 for maintenance and also to replace and move the ore dryer to the front end of the circuit where it will dry ore after primary crushing.

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Environmental Issues

Jerritt Canyon has been in operation since 1981. The mine is located primarily on private land controlled by Queenstake, and public land mostly administered by the United States Forest Service (USFS). The project consists of several surface and two operating and one non-operating (Murray) underground mining areas; rock disposal areas (RDAs); related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities (inactive), tailings facilities, and support facilities.

Major operating permits for the project are in place. Mining is currently operating under a Consent Decree agreement (2009) between Queenstake and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified environmental staff onsite. Environmental liabilities at the Jerritt Canyon property include:

  High sulfate and total dissolved solids in seepage from waste rock from four RDAs; and

  Site closure and restoration including management of seepage from the tailings impoundment.

On July 20, 2009, Queenstake installed a calomel-based scrubber system on the roasters to reduce mercury emissions in the future and to comply with the NDEP and State guidelines. The technology responsible for the calomel-based scrubber system is patent-pending and owned by a senior manager of YNG. Stack tests are being done on a routine basis and monitored by a third party contractor to monitor the efficiency of the newly installed emissions control system and so far it is performing well and meeting the thresholds agreed to in the Consent Decree and/or agreements with the NDEP.

In summer of 2011, Queenstake will start construction of a new tailings storage facility (TSF2) and ancillary water storage reservoir (WSR). Beginning in 2012, the TSF2 will transition as a replacement repository for mill tailings. The existing Tailings Storage Facility (TSF1) will cease receiving mill tailings no later than January 2014 and will then enter closure and reclamation.

Queenstake has funded the estimated reclamation and closure costs by funding a commutation account with Chartis Insurance (Chartis). In addition, Chartis has provided insurance that will pay for reclamation and closure costs if any exceed the funded amount. As of early June 2011, the reclamation bond was estimated to be about US$73.8 million, including the construction of the TSF2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF1. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF1.

Capital and Operating Costs and Project Economics

The Life-of-Mine (LoM) plan (Table 3) and economics are based on the following:

  Reserves of 4.366 million tons at an average grade of 0.164 oz-Au/ton, containing a total of 717 koz of gold;

  A mine life of 3.6 years from 4 underground and one open pit mines and various stockpiles, at a total average rate of 1,210 kt per year;

  An overall average metallurgical recovery rate of 89%, producing 660 koz of gold over the LoM;

  A cash operating cost of $785 Au-oz, or $115/ore-ton;

  Total capital costs of $140.6 million being comprised of $29.5 million for mine equipment, $29.7 million for capitalized development, and $5.6 million for facilities, and sustaining capital of $36.8 million for process and administration, and $39.1 million tailing impoundment; and

The base case economic analysis results, shown in Table 3 indicate an after-tax net present value of $70.1 million at a 0% discount rate.

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Table 3: Life of Mine Plan

Description	LoM Value
Ore
Ore Milled-(Jerritt Canyon)	4,365kt
Gold Grade	0.164opt
Contained Gold	717koz
Process Recovery (average)	89%
Recovered Gold	638koz
Gross Income ($000’s)
Market Price$1,100/oz
Gold Sales	$701,962
Net Income from Purchased Ores	-
Gross Revenue	$701,962
Refining & Sales	($638)
Net Smelter Return	$701,324
Royalties	($5,337)
Gross Income From Mining	$695.987
Operating & Capital Cost ($000’s)
Mining	($235,427)
Backfill	($52,064)
Expensed Waste	($17,809)
Surface Ore Haulage	(13,978)
Process	($139,706)
Site Administration	($26,195)
Purchased Ore	($-)
Operating Costs	($458,179)
Cash Cost ($/oz)	$785oz
Cash Cost ($/t-ore)	$115/t
Cash Operating Margin (EBITDA)	$201,133
Other Costs
Reclamation Accrual	($9,575)
Other	$0
Net Income	$191,558
Capital Cost net of Salvage ($000’s)
Equipment	(29,494$ )
Capitalized Development	($29,730)
Facilities	($5,560)
Process Capital (sustaining)	($30,187)
Tailings Impoundment	($39,078)
Administration & surface Services	($6,573)
Salvage	$0
Capital Costs	($140,623)

Cash Flow (NPV @ 0%)	$70,085
Cash Flow (NPV @ 5%)	$54,966
Cash Flow (NPV @ 10%)	$42,201

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Conclusions and Recommendations

According to the current LoM plan presented in this Technical Report, the operation now has a mine life of approximately 3.6 years. The authors of this report believe that the currently identified resources and reserves, and mine plan outlined in this report are reasonable and with additional financing the necessary people and equipment are available for the Queenstake to successfully complete the project as planned. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

With the continued operation of the Smith Mine producing 1,000 ore tons per day and ramping up to 1,250 tons per day, and the SSX-Steer mine targeting 1,250 ore tons per day starting in October 2011, an additional 1,100 tons per day of mill feed is required to keep the Jerritt Canyon mill near it's proposed 3,600 ton/day production target outlined in the LoM plan. The 1,100 tons of additional mill feed may originate from either:

1.	the Jerritt Canyon ore stockpiles which as of June 1, 2011 currently has enough material for approximately 800 days of production (at a 1,100 ton/day production rate); or

2.	other Jerritt Canyon ore sources in reserves (e.g. Starvation Canyon, Wright Window, East Dash/Smith and Saval); or

Other potential ore sources not listed above that could feed the Jerritt Canyon mill in the future with additional work or effort includes:

1.

other resources at the Jerritt Canyon property that require drilling to define and convert to reserves (e.g. open pit areas and near-mine resource conversion targets that are being pursued in the 2011 drilling program);

2.	other ore sources located in the region outside of the Jerritt Canyon property that Queenstake is currently pursuing; and

3.	purchased ores (e.g. Newmont and others).

The authors consider the Jerritt Canyon mine to be a relatively low-risk project for the next 3.6 years considering the amount of proven and probable reserves currently defined at the Smith and SSX-Steer underground mines, and based on the abundance of Jerritt stockpile ores at the site that currently meet cutoff grade to haul to the mill and process. Existing contracts and discussions with other mining companies (e.g. Newmont) are currently in place to allow the purchase of additional ores on an as-needed basis to also help feed the Jerritt Canyon mill and keep it operating at near full capacity.

Additional moneys are needed to support and upgrade the mill facility, to purchase mining equipment, to pursue exploration in the district, to support the construction of a new tailings dam, and to support the new mine plan and operation.

The planned modification of moving the ore dryer before the fine crushing circuit will allow the mill to operate more efficiently and with less interruption in the future. Negotiations with banks and other interested parties are ongoing at the time of this report to help finance the next round of work and the next mine plan at Jerritt Canyon.

Beyond August of 2014 (the end of the LoM plan), the Jerritt Canyon operation will depend on its ability to replace mined-out reserves by timely conversion of resources to reserves, new discoveries at Jerritt Canyon including reinvestigating the historic open-pits, and/or making agreements with other mining companies to purchase additional ore.

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In order for mining to continue beyond the current LoM plan, the following recommendations are made:

  Continue exploration and development drilling with the goal of locating new areas of resource and reserve away from existing underground development, converting existing resources to reserve (near-mine), and targeting the historic open pits that have not been mined since 1999. The proposed 2011 Jerritt Canyon geological program to pursue the aforementioned targets at the property, consisting mostly of exploration and development drilling, totals $18.0 million dollars;

  Remodel the resources that have been included in the previous NI 43-101 report (SRK, 2008) that have not been updated in this report;

  Drill and model potential additional resources in the historic open pits using present day modeling techniques, economic and mining parameters, and the current gold price; the primary author believes that there is excellent potential to add additional resources in or near the historically mined open pits;

  Pursue other suitable ore sources in the region outside of the Jerritt Canyon property to help feed the mill;

  Try to maximize stockpile haulage to the mill during the non-winter seasons;

  Continue to work on the mine to mill reconciliation in respect to tons and grade; and

  Continue to develop ways to minimize the amount of moisture in the ore that enters the plant. The moisture typically comes from internal mine water, and seasonally from water that enters the stockpiles at the mines and mill.

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1        Introduction and Terms of Reference (Item 4)

Yukon-Nevada Gold Corp. (YNG) engaged Todd Johnson (P.E.), VP Exploration of YNG, Karl Swanson (MAusIMM; SME), Mine Engineer Consultant, and Mark Odell, Mine Engineer Consultant (P.E.) to prepare a Technical Report on the Jerritt Canyon Mine north of Elko, Nevada, to meet the requirements of Canadian National Instrument 43-101 (NI 43-101). In June 2007, Queenstake Resources Ltd. merged with YGC Resources Ltd. (YGC) to create Yukon-Nevada Gold Corp. The Jerritt Canyon Mine is owned and operated by Queenstake Resources USA, Inc. (Queenstake), a wholly owned subsidiary of YNG.

This report reflects the most recent reserves based on data produced through January 1, 2011. The resources and reserves for the primary work areas have been updated in this Technical Report and include Smith, SSX-Steer, Saval, West Mahala, and Starvation Canyon. Most of the smaller resources included in this report have not been revised and remain the same as reported in the previous NI 43-101 report by SRK (2008). YNG is considered to be a “producing issuer” for the years 2008-2010 based on the definition included in the National Instrument (NI) 43-101 guidelines. Throughout this document there are “forward-looking” statements with regards to targeted future mill production for 2011, expectations for restarting mines (e.g. SSX-Steer), and for growing the resources at the property.

1.1        Terms of Reference and Purpose of the Report

This report is intended to provide Queenstake and Yukon-Nevada Gold Corp. with an updated reserve review and technical report for the Jerritt Canyon property that follows existing regulations in Canada. The report meets the requirements for Canadian National Instrument 43-101 and conforms to Form 43-101F1 for technical reports.

Resource and Reserve definitions are as set forth in the back of this Technical Report to Companion Policy 43-101 CP, “Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000.”

1.2         Reliance on Other Experts (Item 5)

The authors' opinion contained herein is based on information provided to us by Queenstake and Yukon-Nevada Gold Corp. throughout the course of our investigations. The sources of information include data and reports supplied by Queenstake, Jerritt Canyon and YNG personnel as well as documents cited in Section 20 hereof.

1.3         Price Strategy

The reserves were determined using a gold price of $1,100 per troy ounce (US) which is the 36-month trailing average price over the three years from January 2008 to January 2011.

1.4         Qualifications of Consultant and Authors

This report has been prepared based on a technical and economic review by two independent consultants and primarily one YNG senior staff person, the VP of Exploration. All three persons are occasionally referenced throughout this report as the authors of the Technical Report. The two consultants were sourced from various areas of the western United States while the VP of Exploration was from Sparks, Nevada and later based in Vancouver, Canada. The two consultants, along with the YNG VP of Exploration are specialists in the fields of geology, geological engineering, mineral resource and mineral reserve estimation and classification, and mine engineering including open pit mining and underground mining.

Neither of the two consultants employed in the preparation of this report have any beneficial interest in Queenstake or YNG or in the assets of Queenstake and YNG. The two consultants will be paid a fee for this work in accordance with normal professional consulting practice. The VP of Exploration for YNG was paid at a salary rate by YNG while performing work on this technical report.

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The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions. Mr. Swanson visited the property on several occasions in 2010 and 2011 and was last at the property from March 21-24, 2011. Mr. Odell visited the property on several occasions in 2010 and 2011; he last visited the mine site on May 18, 2011. Mr. Johnson worked at the Jerritt Canyon Mine site from September 2008 to June 2009, and again from October 2009 to April 20, 2011. Mr. Johnson last visited the mine site from April 13 to April 21, 2011. Mr. Johnson is the qualified person for this report and is commonly referenced in this report as the primary author.

The key project personnel contributing to this report are listed in Table 1.4.1. The Certificate and Consent forms are provided in Appendix A.

Table 1.4.1: Key Project Personnel

Company	Name	Title	Discipline
Yukon-Nevada Gold Corp.	Todd Johnson	VP Exploration	Geology, Resources
Consulting Engineers	Karl Swanson	Consulting Mine Engineer	Resources, Geology, Mining
	Mark Odell	Consulting Mine Engineer	Mining, Reserves

In addition, discussions were held with the following personnel from Queenstake and YNG:

  John Barta, Environmental Manager, Queenstake Resources USA, Inc.

  Shaun Heinrichs, CFO, Yukon-Nevada Gold Corp,

  Guy Simpson, General Mine Manager, Queenstake Resources USA, Inc.

  William Hofer, Chief Mine Geologist, Queenstake Resources USA, Inc.

  Laura Symmes, Geologist, Queenstake Resources USA, Inc.

  Joel Casburn, Land Manager, Queenstake Resources, USA, Inc.

  Joseph Bilant, Metallurgist, Queenstake Resources USA, Inc.

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2        Property Description and Location (Item 6)

2.1        Property Location

Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko in the Independence Mountains at Latitude 41º 23' North, Longitude 116º West. The property is accessed by paved State Highway 225 about 45 miles to the paved mine access road. The property lies in ten townships within T39N to T41N and R52E to R54E relative to the Mount Diablo Base Line and Meridian (MDB&M). Figure 2-1 is a property location map. The property boundaries are located in the field with wooden stakes and were likely originally measured by tape and compass either from Section corners or adjacent claims. All property boundaries have since been located with modern surveying equipment and/or GPS (Trimble 5800 RTK GPS Rover utilizing aTrimble base receiver for reference corrections) with an accuracy of ±0.5 cm horizontal accuracy and a vertical accuracy of ±1 cm.

All of the drill hole data stored in the acQuire drill hole database are projected in Jerritt Grid. All plan map figures presented in this report are also presented in Jerritt Grid. Jerritt Grid is projected in foot units and equivalent to the NAD1927 State Plane, Nevada East, FIPS_2701 system with the only difference being that 2,000,000 feet is subtracted from the northing grid values.

2.2        Mineral Titles

The property is 100% owned and operated by Queenstake which acquired the mine from the previous owner, a joint venture between Anglo Gold (70%) and Meridian Gold (30%), at the end of June 2003. Queenstake is a wholly owned subsidiary of YNG. The following claim details were discussed with Mr. Joel Casburn, the current Queenstake Land Manager, on May 3 and June 20, 2011 via email correspondence.

The operations are located on a combination of public and private lands, with the mines and mining related surface facilities being primarily located on mining claims in United States Forest Service (USFS) land within the Humboldt-Toiyabe National Forest. The process facilities, office, shop, and tailings are located on private land owned by Queenstake. Additional claims in the southern part of the land package are mostly located on private land with some located on land administered by the United States Bureau of Land Management (BLM). Claim-related fees are annually paid to the BLM and Elko County.

Queenstake owns 2,860 claims, 1,011 acres of patented claims, and 12,433 acres of fee land; in addition, Queenstake leases 278 claims and 11,271 acres of fee land with mineral rights (Table 2.2.1) . The claim notices, affidavits, title to property and lease agreements were not reviewed by the authors. A map depicting the 2010 general land package is shown in Figure 2-2. All Jerritt Canyon property claims expire on September 1, 2011 but are always renewed every year by filing the necessary paperwork and claim fees with the BLM and the County. Estimated costs to maintain the 2,860 Queenstake-owned claims are $400,400 ($140 per claim) whereas the 278 leased claims are $38,920 (also at $140 per claim). The authors did not review the validity of the claims nor the leases.

Table 2.2.1: Land and Claim Summary for Queenstake Resource’sJerritt Canyon Project

Land Status	No. Claims	Acres
Owned Claims	2,860
Leased Claims	278
Total Claims	3,138
Fee Land Owned		12,433
Patented Claims Owned		1,011
Fee Land Leased		11,271
Total Acres		24,715

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Queenstake controls more than 119 square miles of ground encompassing the mine area and surrounding acreage. The bulk of this is in the form of contiguous unpatented mining claims which are held in force by production from the mining activities. No production royalties are paid for gold deriving from these claims.

Some property is leased from landowners in the region, and a royalty is paid on production from these lands. The royalty for mined material in 2010 was generally equal to a 5 percent net smelter return (NSR), the total cost of which is dependent upon the gold sale price and the refining results.

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Figure 2-1: General Location Map of the Jerritt Canyon Mine

OREGON
IDAHO
NEVADA
UTAH
CALIFORNIA
ARIZONA
DUCK VALLEY INDIAN RES.
HUMBOLDT NATIONAL FOREST
JERRITT CANYON MINE
ELKO
HUMBOLDT
LANDER
EUREKA
WHITE PINE
WHITE ROCK
CHARLESTON
JACK CREEK
TUSCARORA
MIDAS
THOUSAND SPRINGS
DEETH
WELLS
HALLECK
SPRING CREEK
CARLIN
DUNPHY
PALISADE
BEOWAWE
CRESCENT VALLEY
BATTLE MOUNTAIN
VALMY
GOLD ACRES
RUBY VALLEY
EUREKA
INDEPENDENCE MTNS.
TUSCARORA MTNS.
CORTEZ MTNS.
MILES
0 10 20
N

File name: JC_location_map.ppt

Yukon-Nevada Gold Corp.

Jerritt Canyon Property, Elko County, NV

General Location Map of the Jerritt Canyon Mine

Date: June 2, 2011 Approved by: TJ

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Figure 2-2: General Land Map of the Jerritt Canyon Property

440000 N
Jerritt Canyon
Claim Boundary
N
Mill Area
T41N
420000 N
400000 N
T40N
380000 N
360000 N
R52E
R52 1/2E
R53E
R54E
360000 E
380000 E
400000 E
420000 E
LEGEND
Jerritt Grid
Yellow = Queenstake owned or leased lands
Blue hatch = disturbed ground (roads, open pits, and mine facilities)
White inholdings = Land not controlled or leased by Queenstake
0
20,000
Scale in Feet
File name: JC_land_map.ppt

Yukon-Nevada Gold Corp. Jerritt Canyon Property, Elko County, NV	General Land Map of the Jerritt Canyon District
	Date: June 2, 2011 Approved by: TJ

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2.3        Location of Mineralization

The resource and reserve areas and mine facilities are located within Queenstake owned or leased claims and fee land. Figure 2-3 is a map showing the location of the resource and reserve areas.

2.4        Environmental Liabilities

The primary author of this report, Todd Johnson, interviewed Mr. John Barta, Queenstake's

Environmental Manager, on June 18, 2011 via telephone. Additional environmental questions were posed to Mr. Barta and were answered or confirmed via email correspondence. Mr. Barta answered all questions posed to the best of his ability. Mr. Barta has 25 years of experience in the environmental management field and has a B.Sc. in Geology and Mining Engineering.

Environmental liabilities at the mine include:

  High sulfate and Total Dissolved Solids (TDS) in seepage from waste rock from four rock disposal areas (RDAs); and

  Site closure and restoration including management of seepage from the tailings impoundment.

Waste Rock Seepage

Since being chosen in the Environmental Impact Statement (EIS) in 1981, RDA design criteria have resulted in RDAs that drain toward the interior to avoid erosion. This has resulted in four RDAs that exhibit seepage. These are the Marlboro Canyon, Gracie, Snow Canyon, and DASH East RDAs.

Jerritt Canyon staff has worked with the Nevada Division of Environmental Protection – Bureau of Mining Regulation and Reclamation (NDEP) to develop mitigation and monitoring plans for these seepages. The Company is developing plans to diminish the flow rate of the seepages and to develop water quality standards for these discharges. In 2011, the Company will begin testing several different strategies to diminish the capture and infiltration of precipitation by the RDAs and to diminish RDA seepage to the extent practicable. The Company anticipates strategies that test successfully may be incorporated into future designs for RDAs.

The Company will construct and test on a pilot scale an active method to treat the DASH East RDA seepage. If the efforts to diminish the flow rates and the applicable requirements cannot be met, then treatment may be required for the RDA seepages.

The mine installed a sulfate reduction trench – a passive method of treatment -in Marlboro Canyon to reduce the sulfate and TDS concentrations. The trench showed reductions in the concentrations but not to levels considered acceptable to the NDEP. Monitoring continued through 2010. The discharge ultimately flows into Jerritt Creek which flows into Independence Valley through several ranch properties and infiltrates into the sub-surface. Sample analyses downstream from the sulfate reduction trench have shown acceptable sulfate and TDS levels.

Tailings Impoundment Seepage Control

The first phase of the existing tailings storage facility (TSF1) was designed in 1979-1980, incorporates an earthen embankment and is not lined. The first phase of construction was completed in October of 1981. Seepage was first observed in March of 1982, and efforts to control and manage the seepage have been ongoing since that time. In 2010, the Company completed improvements as part of an updated optimization plan for the seepage recovery system (SRS).

In 2011, the Company will construct a new tailings storage facility (TSF2) and ancillary water storage reservoir (WSR). Beginning in 2012, TSF2 will transition as a replacement repository for mill tailings.

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Jerritt Canyon NI 43-101 Technical Report

Figure 2-3: General Land Map of the Jerritt Canyon Property with Resources and Reserves

440000 N
Jerritt Canyon
Claim Boundary
N
Mill Area
T41N
420000 N
Wright
Window
Saval
Steer
SSX
Smith
400000 N
T40N
Starvation
Canyon
380000 N
360000 N
R52E
R52 1/2E
R53E
R54E
360000 E
380000 E
400000 E
420000 E
RESOURCES
1 Burns Basin
2 California Mtn.
3 Coyote Zone 10
4 MCE
5 Mill Creek
6 Murray
7 Murray Zone 9
8 Pie Creek
9 Road Canyon
10 Waterpipe II
11 West Mahala
12 Winters Creek
LEGEND
Yellow = Queenstake owned or leased lands
Blue hatch = disturbed ground (roads, open pits, and mine facilities)
White in-holdings = Land not controlled or leased by Queenstake
Red boxes = Reserve Areas
Blue Boxes = Resource Areas
Jerritt Grid
0
20,000
Scale in Feet
File name: JC_res_map.ppt

Yukon-Nevada Gold Corp. Jerritt Canyon Property, Elko County, NV	Resource and Reserve Areas at the Jerritt Canyon Property Date: June 2, 2011 Approved by: TJ

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TSF1 will cease receiving mill tailings no later than January, 2014. TSF1 will then enter closure and reclamation.

Air Emissions Control Technology

In response to requirements under the October 13, 2009 Consent Decree, the Company designed, installed and tested new control technology for mercury emissions for the roasters. The tests are ongoing but have proven to be successful, and the technology will be installed in all stationary sources of mercury emissions by 2012. The calomel system was installed at the roaster facility and operational on July 20, 2009. The technology responsible for the calomel-based scrubber system is patent pending and owned by a senior YNG manager. Stack tests are being done on a routine basis and monitored by a third party contractor to monitor the efficiency of the newly installed emissions control system and so far it is performing well and surpassing the thresholds defined in the Consent Decree and/or agreements with the NDEP.

Reclamation Bond Cost

Approved reclamation and closure plans are in place, and the mine is concurrently reclaiming disturbance when possible. Mine staff and the USFS/NDEP update the reclamation bond on an annual basis. As of June 2011, the reclamation bond was estimated to be about US$73.8 million, including the construction of the new tailings storage facility (TSF2), WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF1. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF1.

Bond increases are a result of more surface disturbance, increased unit costs (labor, equipment, and fuel costs) and increased remedial actions mandated by government agencies. Chartis has provided insurance that will pay for reclamation and closure costs up to US$51.455 million. The Company has collateralized the remainder the bond with cash instruments, also placed with Chartis. This statement is “forward looking” in particular since Queenstake has not received a bond determination letter from the State as of June 22, 2011, when this information was written. The bonds will be placed in late June 2011 to facilitate construction of TSF2/WSR.

2.5        Permits

Operating permits for the mine are in place and are presented in Table 2.5.1. The mine is currently operating under a Consent Decree agreement (2009) between Queenstake and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified onsite environmental staff. Operating and maintenance staffs are informed of their responsibilities during annual MSHA refresher classes. In addition to MSHA classes, the mine holds leadership classes for the supervisory staff. During these classes, supervisors are informed of their environmental responsibilities.

Permitting activities with the USFS and/or the State of Nevada occur throughout the year but is most active in the early spring when the Annual Work Plan is submitted to them for review of the year's planned exploration drilling, disturbance, and development activities which includes a summary of the previous year's reclamation activities and a bonding review.

Permitting activities with the State of Nevada are ongoing to help advance the Starvation Canyon project to an underground mine project. Queenstake has secured the Water Pollution Control Permit for this project and is still pursuing the Reclamation permit which includes bonding. It is estimated that this last permit will be received from the State by early July 2011.

The primary author has reviewed the environmental liabilities and permits section communicated by Mr. John Barta and finds them to accurately reflect the present state of environmental affairs at the Jerritt Canyon property.

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Table 2.5.1: Operating Permits

Permit/Approval	Granting Agency	Comments
Plan of Operations	USFS	Still active.
Work Plans	USFS	Annual work plan submitted to USFS and NDEP
Clean Water Act Section 404 Permit	U.S. Army Corps of Engineers	Expired in 2007. There are no triggers requiring the update.
EPA ID Number	U.S. Environmental Protection Agency

The Mine, a large-quantity generator, has the typical hazardous wastes found at a mine such as laboratory cupels and crucibles, and cleaners from maintenance operations. Wastes are accumulated and full drums are shipped once every calendar quarter for disposal.

Air Quality Permit	Nevada Division of Environmental Protection (NDEP)/ Bureau of Air Pollution Control

The Mine has a current Title V air permit. Improved pollution controls for mercury emissions and expanded monitoring and management systems developed under the Consent Decree are being incorporated in the permit.

Reclamation Permit	USFS and NDEP/ Bureau of Mining Regulation and Reclamation (BMRR)

The bond estimate is updated annually with the USFS and the NDEP. The bond as of June, 2011 was US$73.8 million including the construction of the new tailings storage facility (TSF), water storage reservoir, expanded mining activities, and additional costs for the closure of the existing TSF.

Water Pollution Control Permit	NDEP-BMRR

One water pollution control permit covers the entire mine area. The tailings seepage/chloride plume is managed by a recovery system and will be mitigated by closure of the existing TSF; and the high sulfate/total dissolved solids emanating from four rock disposal areas will be diminished by improved reclamation and surface water controls.

Underground Injection Control	NDEP/ Bureau of Water Pollution Control	Addresses dewatering from the underground mines. There is currently no active underground injection.
Solid Waste Class III Landfill Waiver	NDEP/ Bureau of Solid Waste

The Mine has three authorized landfills at the lower mill area, Burns Basin, and Alchem. Employees are instructed during annual MSHA refreshers with regard to what is acceptable to dispose of in the landfill.

General Stormwater Discharge Permit NVR300000	NDEP/Bureau of Water Pollution Control	Annual reports are submitted to NDEP. No concerns have been noted. A general permit is in place. No concerns were noted.
Permit to Appropriate Waters	NV Division of Water Resources	No concerns were identified. The Mine has sufficient appropriations to cover processing and dewatering needs.
Permit to Construct Impoundments/Dam Safety	NV Division of Water Resources	No concerns identified.
Industrial Artificial Pond Permits	Nevada Department of Wildlife	No concerns identified.
Liquefied Petroleum Gas License	NV Board of the Regulation of	No concerns identified.
Liquefied Petroleum Gas
Potable Water System	Nevada State Health Division	Potable water systems are located at the Murray, SSX, and millsite. Upgrades are underway in 2011 for the SSX and millsite systems.
Septic System Permit	Nevada State Health Division

The Mine has general permits for five systems: SSX; Steer; Murray; USA; and Smith. The mill site has a package plant that discharges to the tailings impoundment. No concerns identified. The package plan will be updated in 2011.

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3	Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 7)

3.1        Access to Property

The Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko.

Access to the property is by State Road 225 to the mine access road. The roads are paved and in excellent condition all the way to the main gate where the administrative offices, process plant, warehouse, and tailings impoundment are located. The mines are accessed by haul roads on Queenstake controlled land.

3.2        Climate

The climate is temperate with winter temperatures between 0º and 40º Fahrenheit and summer temperatures between 35º and 90º. Average annual precipitation at the tailings impoundment is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches. A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas. Mine operations are only rarely halted by weather conditions, although ore haulage from the mines may be slowed. The mill, warehouse, shop, and administrative facilities are at a lower elevation and therefore are less exposed to weather extremes. Snowfall is generally common from the months of December to May.

3.3        Vegetation

The vegetation is typical of the Basin and Range province with sagebrush vegetation dominant at the lower elevations. Small stands of aspen and isolated fir trees grow in canyons and drainages.

3.4        Physiography

Jerritt Canyon mine is located in the Independence Mountain Range in the Basin and Range province of northern Nevada. The topography ranges from about 6,400 feet at the administrative facilities and mill site to about 8,000 feet at the highest point of the haul road to the mines.

3.5        Local Resources and Infrastructure

Elko, Nevada with a population of about 36,000 is the closest city to the mine. The city is on Interstate 80 and is serviced by daily commercial flights to Salt Lake City, Utah. Elko is a center for the mining operations in northern Nevada and services necessary for the mine are readily available there. The local population, along with the proximity of the other nearby cities (e.g. Salt Lake City in Utah and Battle Mountain, Winnemucca, Fernley, Fallon, Reno in Nevada) is large enough to supply most of the workers and supplies for all of the mines in the area.

There is sufficient power available to supply the mine with all of its needs. Power is purchased from NV Energy. A total of 9.8 megawatts (MW) were needed in one month during 2008 when both the SSX-Steer and Smith mine were in operation. Currently with just the mill and the Smith mine in operation the mine is requiring approximately 8.7 MW of power per month. A new natural gas pipeline has recently been installed to the south of the property by another company. Queenstake is examining opportunities to use natural gas to help power some of the mine facilities.

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There are sufficient supplies of water at the site to allow the processing facility and other mine facilities to efficiently operate. Approximately 700 gallons per minute (gpm) of water is required to operate the mill with two primary water sources: (1) a “dirty” water source consisting of the tailings storage facility 1 (TSF1) seepage collection system that has contributions from 90 small diameter water wells around the TSF, four seepage collection trenches, and three embankment blanket drains that collectively produce 1000 gpm; and (2) a cleaner water source from two deep water wells that are both capable of producing 500 gpm. A third deep water well exists at the property but is currently not operating. Once the TSF1 is decommissioned and reclaimed, the additional necessary water sources for the mine facilities will come from the deep well sources and/or underground mine dewatering. All waters used at the Jerritt Canyon mine are from permitted and certificated water rights held by Queenstake and regulated by the Nevada Division of Water Resources.

There is sufficient room to place additional wastes on the property from future mining operations based on the existing claims owned by Queenstake. In addition, there is sufficient space to place the planned tailings storage facility 2 (TSF2) and water storage reservoir (WSR) to the south of the existing tailings storage facility and existing evaporation pond (see Figure 14-3).

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Jerritt Canyon NI 43-101 Technical Report

4        History (Item 8)

4.1        Ownership

The Jerritt Canyon mine is wholly owned by Queenstake Resources USA, Inc. (Queenstake) after its purchase from the joint venture of Anglo Gold and Meridian Gold in June 2003. The joint venture was formed in 1976 between Freeport Minerals Company, later Freeport McMoran Inc., and FMC, later Meridian Gold. In 1990, Freeport sold its interest in Jerritt Canyon to Minorco and their wholly owned subsidiary, Independence Mining Company, which became the new joint venture partner and operator of the mine. In 1998, Minorco's North American gold assets, including 70% interest in Jerritt Canyon were sold to Anglo Gold.

Queenstake is now a wholly owned subsidiary of Yukon-Nevada Gold Corp. which formed as a result of a merger between Queenstake Resources Ltd. and YGC Resources Ltd. on June 20, 2007.

4.2        Past Exploration and Development

Prospectors explored for antimony in the 1910's. Thirty to forty tons of stibnite as antimony ore were reportedly mined and shipped from the Burns Basin mine in the Jerritt Canyon district between 1918 and 1945. In the early 1970's there was a renewed interest in antimony exploration when its price reached historic highs of $40 per pound. Around 1971, FMC began exploring for antimony in the Independence Mountains. In 1972, FMC, later known as Meridian Gold, discovered a disseminated gold deposit in the Jerritt Canyon area. In 1976, a joint venture was formed with Freeport Minerals Company to explore and develop the area, and mining commenced at Jerritt Canyon in 1981.

Open pit mining was conducted at the site from startup in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. The mine during 2008 up until August 8 consisted of two active underground mining operations (Smith and SSX-Steer complex) feeding ore to a process plant consisting of two roasters followed by carbon-in-leach processing. The Jerritt Canyon processing plant is currently under a production restriction of 180tph through its two roasters.

The mines are mechanized operations using backfill for ground control and to increase ore recovery. In the early years, the ores mined at the operation were less refractory and were processed through a “wet” mill. This “wet” mill continued to operate until 1997 and is still located on site. With ores becoming more carbonaceous and refractory, as well as with the introduction of higher-grade ore from underground operations, a dry mill with an ore roasting circuit was added in 1989 and is currently in operation.

On August 8, 2008, YNG management decided to shut down mining operations due to increasing costs associated with the mine plan, required infrastructure expenditures that remained to be completed, and environmental concerns that remained to be addressed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels while the Company undertook discussions with the Nevada Department of Environmental Protection (NDEP) to obtain permission to restart the facility and sought additional financing to fund the recommencement of operations. In order to obtain authorization to restart the NDEP required detailed plans on how the aforementioned concerns would be addressed. On October 20, 2009, with these detailed plans in place and approved by the NDEP, and many already completed, Queenstake was able to restart operations under a Consent Decree order issued by the Attorney General of the State of Nevada, representing the NDEP. To address the environmental concerns, Queenstake completed the installation of a calomel emission system on July 20, 2009 which is used to control mercury emissions. Queenstake also carried out significant overhauls and upgrades of many key components of the roaster, leach circuit, thickener, and other sections of the mill.

New technical staff was hired in 2009 to make a new mine plan. Underground mining at Smith recommenced in late January 2010 using contract miner Small Mines Development (SMD). Ore materials from Jerritt Canyon that currently feed the processing facility include underground ore from the Smith Mine and stockpile materials that are either called remote or mill. The “remote” stockpiles are located in piles away from the processing facility and require hauling to the process plant while the “mill” stockpiles are located near the processing facilities.

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Jerritt Canyon NI 43-101 Technical Report

Since its inception from July 1, 1981 to year-end 2010, the Jerritt Canyon Mine has produced over 7.8 million ounces of gold. Annual production has historically averaged between 125,000 and 350,000 ounces of gold, at historical cash costs ranging from $240 to $554 per ounce. Queenstake records indicate the 2008 mill production from Jerritt Canyon ore (including Jerritt sourced stockpiles) at 224,618 tons with 32,131 ounces of recovered gold attributed to the operation. Cash operating costs were high in 2008 due to mill shutdowns in the early part of the year and the mine shutdown on August 8, 2008. In 2008, the cash operating cost was only reported for the first quarter of 2008 at $1,428 per ounce (MDA, August 20, 2008). Queenstake reports that no mining occurred in 2009 with minor gold production of 9,770 ounces of gold from stockpiles from various sources. Queenstake internal reports indicate the total 2010 mill production from Jerritt Canyon ores (stockpile and Smith Mine) and Newmont ores at 599,555 dry tons and total Au production of 65,104 ounces.

Surface exploration drilling and underground core drilling which is also used as an exploration tool, generally decreased from 2000 to 2002, when the former owner, Anglo Gold shifted focus from exploration to reserve development. Drilling statistics for these recent years that document this change are presented in Section 9 “Drilling.” After the acquisition of Jerritt Canyon at mid-2003, Queenstake started more aggressive exploration and mine development programs and those programs generally continued after the merger of Queenstake Ltd and YGC in June 2007 up to the August 2008 mine shut down.

4.3        Historic Mineral Resource Estimates

The measured and indicated mineral resources, including reserves, at Jerritt Canyon during Queenstake's ownership, as documented in NI 43-101 filings are given in Table 4.3.1.

Table 4.3.1: Historic Measured and Indicated Mineral Resources

	Measured			Indicated			Measured + Indicated
Year (Year-End)	kt	opt	koz Au	kt	opt	koz Au	kt	opt	koz Au
2003	2,219.3	0.306	679.7	7,277.6	0.222	1,615.7	9,496.9	0.242	2,295.3
2004	2,263.0	0.287	650.1	7,724.8	0.228	1,759.5	9,987.8	0.241	2,409.6
2005	3,094.6	0.281	869.7	5,717.4	0.212	1,209.4	8,812.0	0.236	2,079.1
2006	2,573.9	0.272	700.1	5,629.3	0.214	1,207.1	8,203.2	0.232	1,907.2
2007	2,626.0	0.269	706.1	5,570.9	0.225	1,255.0	8,196.9	0.239	1,961.1

Notes:    data relates to historic measured and indicated resources during Queenstake's ownership since 2003 and is from historically published NI 43-101 reports: Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

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Jerritt Canyon NI 43-101 Technical Report

The proven and probable reserves at Jerritt Canyon during Queenstake's ownership, as documented in NI 43-101 filings are given in Table 4.3.2.

Table 4.3.2: Historic Proven and Probable Mineral Reserves

Year (Year-End)	Proven			Probable			Proven + Probable
	kt	opt	koz Au	kt	opt	koz Au	kt	opt	koz Au
2003 2004 2005 2006 2007	932.8 760.5 1,211.3 636.1 653.4	0.299 0.271 0.257 0.273 0.229	279.0 206.3 311.7 173.8 149.9	2,132.4 2,750.1 2,511.7 1,348.8 2,501.8	0.254 0.243 0.225 0.231 0.227	541.1 669.1 566.2 312.0 567.4	3,065.3 3,510.6 3,723.0 1,984.9 3,155.2	0.268 0.249 0.236 0.245 0.227	820.1 875.4 877.9 485.7 717.3

Notes:    data relates to historic proven and probable reserves during Queenstake's ownership since 2003 and is from historically published NI 43-101 reports: Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

The aforementioned resources and reserves since 2003 have been prepared by reputable Qualified Persons employed by Pincock, Allen and Holt and SRK Consulting and are therefore viewed by the primary author of this report, Todd Johnson (QP) as being reliable and relevant. It is apparent that the historical proven and probable reserves documented every year in the NI 43-101 reports since 2003 range from 1,984.9 to 3,723.0 kt. It is also recognized that the measured and indicated resources documented every year in the NI 43-101 reports since 2003 range from 8,196.9 to 9,987.8 kt.

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Jerritt Canyon NI 43-101 Technical Report

5        Geologic Setting (Item 9)

5.1        Regional Geology

The Jerritt Canyon mining district is located in the Independence Mountain Range in northern Nevada. The range is part of the Basin and Range province of Nevada and is a horst block consisting primarily of Paleozoic sedimentary rocks with lesser Tertiary volcanics and intrusive dikes. A district geologic map is shown in Figure 5-1 and a stratigraphic column is shown in Figure 5-2. Much of this data was previously presented in the previous Year-End 2007 NI 43-101 Technical Report (SRK, 2008).

The primary author of this report has reviewed the geological information in the drill hole databases and finds that the geological determinations in the logs to be adequate for use in geological modeling of the resource areas and also deem them adequate for use in the present resource and reserve work.

There are four distinct assemblages in the district, characterized by their position relative to the Roberts Mountains thrust, a Devonian to Mississippian structure formed during the Antler orogeny:

  The western facies, or upper plate of the thrust, consists of the Cambrian to Ordovician Valmy Group and forms about 70% of the exposed rock in the area. In the Jerritt Canyon district, the Valmy Group consists of the Snow Canyon formation, a chert, argillite, greenstone, and carbonaceous siltstone sequence, and the McAfee Quartzite, a sequence of massive quartzite and shale;

  The eastern facies, or lower plate of the thrust, consists of a sequence of Ordovician to Devonian shallow water sedimentary rocks that are exposed in tectonic and erosional windows through the upper plate. The gold mineralization in the district is contained with the eastern facies rocks. The Pogonip Group rock is exposed in the west-central part of the district and is composed of fossiliferous limestone with calcareous shale and dolomite interbeds. The Eureka Quartzite is a massive quartzite with minor interbeds of siltstone. The Hanson Creek Formation is one of two principal ore hosts in the district. It is divided into five units, with the contacts between the units being the favorable sites of gold mineralization. The Hanson Creek consists of interbedded silty limestone, calcareous siltstone, dolomite, chert, and carbonaceous limestone. The Roberts Mountains Formation is the second ore host and consists of calcareous, carbonaceous siltstone and thinly bedded, silty limestone. The Waterpipe Canyon formation is thought to have been deposited in a synkinematic foreland basin that formed during the Antler orogeny; it consists of carbonaceous shale with interbedded greywacke, chert pebble conglomerate, bedded chert, sandstone, and siltstone;

  The Schoonover sequence occurs north of the district and consists of basaltic and andesitic greenstone, chert, tuff, volcaniclastics, and siliciclastic and limestone turbidites of Devonian to Permian age; and

  The Antler overlap sequence is restricted to the north end of the range and consists of conglomerates, argillite, siltstone and limestone.

There are 4 sets of dikes: Pennsylvanian basalt dikes, Eocene basalt and quartz monzonite dikes and a Miocene basalt dike. The Pennsylvanian and Eocene basaltic dikes are altered and mineralized in most of the mines.

5.1.1     Regional Tectonics

The regional structural setting of the Jerritt Canyon district is complex, with several regional deformation events being evident. The Devonian to Mississippian Antler orogeny, resulting from west to east compression, is represented in the upper plate Snow Canyon Formation with north-south folds in both the hanging wall and footwall of the thrust. The Permian to Triassic Sonoma orogeny emplaced the

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Jerritt Canyon NI 43-101 Technical Report

Figure 5-1: General Geology Map of the Jerritt Canyon District

Paleozoic Western Facies
Paleozoic Eastern Facies
Tertiary Volcanics
Quaternary Basin Gravels
Faults
Dikes
Wright Window
Murray Mine
Saval
Smith Mine
SSX/Steer Mine
Starvation Canyon
N
0
10,000
Scale in Ft.
File Name: JC_Gen_Geol_map.ppt

Generalized Geology Map of the Jerritt Canyon District

Date: May 2, 2011 Approved by: TJ

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Figure 5-2: General Stratigraphic Section of the Jerritt Canyon District

Golconda allochthon over parts of the Roberts Mountains allochthon to the north of the district. The northwest to southeast compression associated with this deformation is rarely seen in the district. The Jurassic to Cretaceous Nevadan orogeny resulted in east-west folds that are often associated with mineralization.

5.2        Local Geology

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hanson Creek Formations of the eastern facies in the lower plate of the Roberts Mountains thrust. The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones. The Hanson Creek Formation is divided into five members, numbered I through V from the top of the formation to the bottom. Hanson Creek I is a thinly bedded sequence of gray, medium-grained limestones and continuous blocky chert beds; it is typically brecciated. Hanson Creek II is a dark to light gray, irregularly bedded to massive, vuggy, dolomitic limestone.

Hanson Creek III consists of intercalated carbonaceous micrites and laminated argillaceous limestones.

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Hanson Creek IV is a thickly bedded, medium to coarse-grained, carbonaceous limestone with discontinuous black chert nodules. Hanson Creek V consists of laminated, carbonaceous siltstone with chert lenses.

The contact between the Roberts Mountains Formation and the overlying Snow Canyon Formation is a regional thrust fault which transported the Snow Canyon eastward over the Roberts Mountains Formation. The contact between the Roberts Mountain Formation and the underlying Hanson Creek Formation is a discontinuity locally known as the Saval discontinuity. The discontinuity may be an angular unconformity of local extent or a thrust fault. The base of the Hanson Creek is gradational into the Eureka Quartzite. Locally, the stratigraphic section has been repeated by thrust faulting as seen in the interpretive cross-section through the SSX mine in Figure 5-3.

5.2.1    Alteration

Alteration in the Jerritt Canyon district includes silicification, dolomitization, remobilization, and reconstitution of organic carbon, decalcification, and argillization. The rocks also exhibit hypogene and supergene oxidation and bleaching. The most importation alteration types relative to gold deposition are silicification, remobilization and reconstitution of organic carbon and decalcification.

Figure 5-3: Cross-Section Through the SSX Deposit Showing General Geology

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Jerritt Canyon NI 43-101 Technical Report

6        Deposit Types (Item 10)

The Jerritt Canyon deposits are typical of the Carlin-type deposit consisting of micron to submicron-sized gold particles hosted primarily by carbonaceous, Paleozoic calcareous and sulfidic sedimentary rocks. Lesser amounts of ore are hosted by intermediate to mafic intrusive rock. The deposits often consist of several discrete pods or zones of mineralization whose location is controlled by intersections of major west-northwest and north-northeast structures that cut folded, permeable and chemically favorable host rocks. Locally, intrusive dikes that follow the northwest or northeast structures may be important host rocks. The combination of these structural and stratigraphic controls imparts a highly irregular shape to the ore zones, though most have more horizontal than vertical continuity depending upon the orientation of the host rocks. Gold in the Jerritt Canyon ore deposits occurs as free particles of intergranular, native gold, on or within pyrite, or in association with sedimentary carbonaceous material. Due to the sulfide and carbonaceous affinities, most of the gold deposits at Jerritt Canyon require fine grinding and oxidation to permit the gold particles to be liberated by standard, carbon-in-leach cyanidation.

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Jerritt Canyon NI 43-101 Technical Report

7        Mineralization (Item 11)

The resource and reserve areas at Jerritt Canyon are shown on Figure 2-3. Drill hole maps and the modeled Au gradeshells used to determine the existing resources as of January 1, 2011 in the main work areas are presented in Sections 9 and 15.1, respectively. Mineralization in the main work areas are described below. Zone numbers in the following descriptions refer to mining areas that are presented in the SRK Year-End 2007 Technical Report. Some of the local deposit names in each mine area are also described below and included in the Year-End 2007 Technical Report (SRK, 2008).

7.1        SSX-Steer Mine

The drift connecting the SSX and Steer mines was completed in the latter half of 2005 and the mines have been operated as a single unit referred to as the SSX complex or SSX-Steer complex since then. In 2007 a drift was completed to the Saval 3 portal allowing access to resource extending into the pit wall.

The SSX deposit was discovered in the early 1990's following the northeast structural trends between the Burns Basin and California Mountain deposits and the west-northwest trends from the Steer/Saval deposits. Mining at SSX started in 1997.

Figures 15-4 and 15-13 show the SSX-Steer, Saval, and West Mahala model and mining areas. The modeled mineralized bodies show a distinct northwest trend in the SSX area but are generally more east-west in the other areas. The mineralized zones are more continuous in the SSX area ranging from 200 to 2000 feet in length along the northwest strike and 50 to 200 feet in width. The thickness of the mineralization at SSX ranges from 10 to 100 feet. The mineralization at Steer is less continuous ranging in strike length from 50 to 500 feet and 50 to 300 feet in width. The ore thickness at Steer ranges from 20 feet to rarely 100 feet. The depth to mineralization ranges from near surface at the west end of Steer to a depth of about 800 feet below the surface for most of SSX. Most of the mineralization is between 600 to 1000 feet below the surface.

Mineralization at the SSX mine occurs mostly in the micritic unit III of the Hanson Creek Formation. A smaller portion of the mineralization occurs in calcareous siltstone at the base of the Roberts Mountains Formation or in the upper two cherty and dolomitic members of the Hanson Creek Formation. Mineralized zones are localized in and near west-northwest trending steeply dipping dikes (e.g. South Boundary Dike); however, dike material is a minor component of the ore at SSX. Mineralization is also localized along cross-cutting northeast trending faults (the Purple Fault in Zones 4 and 6, and the Crestline Fault in Zone 1). Folding of the mineralized horizons is apparent along axes parallel to the west-northwest dike trend and, more prominently, parallel to the northeast fault set. Gold occurs in decarbonitized rock, commonly in association with variable amounts of orpiment and realgar. Silicification with stibnite can also be associated with gold in portions of the upper cherty member of the Hanson Creek Formation.

Gold mineralization in the Steer portion of the SSX complex has been identified in an area stretching approximately 3,000 feet east from the old Steer pit to halfway along the connection drift to SSX Zone 5. Most gold mineralization at Steer is associated with gently dipping structures cutting through the Hanson Creek III unit. These structures strike northeast and dip southeast, offsetting individual strata. Typical ore zones follow the structures and tend to be broad and relatively thin. The mineralized zones are usually at the contact between the Hanson Creek units III and IV and occasionally follow the structures up through the Hanson III. Both within the Steer portion and the western side of SSX several low-angle features have been observed. These features are at least partly responsible for the gold mineralization at the contact of the Hanson Creek Units III and IV.

In the eastern portion of the Steer area, high-grade mineralization is associated with the Husky fault, a major northeast trending normal fault with at least 300 feet of normal dip-slip displacement to the southeast. Major northwest trending dikes appear to have locally compartmentalized high-grade mineralization. The intersection of these dikes with the Hanson III unit and the Husky fault and its related structures offers excellent exploration potential. One of these dikes is interpreted to be the western extension of the South Boundary dike, which is an important ore-controlling structure at the SSX mine to the east.

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At Steer and SSX the structural intersections are the primary targets for resource expansion, as well as the westward extension of the South Boundary dike.

7.2        Smith Mine

The Smith Mine, accessed from the Dash open pit, was started in 1999 as the pit was being mined out.

The Smith Mine complex consists of several distinct areas that are accessed from the Smith portal, as well as an area to the east, East Dash, that will be accessed from a separate portal in the Dash pit. During 2006 the portal was developed to access mineralization in the east highwall of the Dash pit. Figure 15-12 shows the underground mine and the Dash Pit. Figure 15-2 shows the Smith mineralization.

Gold mineralization in the main Smith, Mahala, and West Dash deposits is associated with the northeast trending Coulee Fault and west-northwest trending faults and dikes. In Zone 1, high-grade gold mineralization is hosted in the upper and middle portions of the Hanson Creek Formation unit III within a northwest trending horst block between the South Graben fault and the 170 fault. Mineralization in Zones 2 and 3 is directly associated with west-northwest trending dikes. High-grade mineralization occurs within the Hanson Creek units II and III along the steeply dipping dikes. Lesser amounts of mineralization exist at higher levels where the dikes intersect favorable beds in the Roberts Mountains Formation. An exception to the tight elevation controls on mineralization is at the intersection of the west-northwest trending dikes and Coulee fault. Here, high-grade mineralization blows out into the Hanson Creek unit III along the west plunging intersection of the dikes and the fault for a down-dip depth of 600 ft.

Gold mineralization in the Mahala area is spatially associated with the west-northwest trending Mahala fault and associated dikes and favorable ore-host stratigraphy including units II and III of the Hanson Creek Formation and lower beds of the Roberts Mountains Formation. Mineralization at East Mahala occurs primarily in broad, SE-dipping lenses in Roberts Mountains Formation in the hanging wall of the Coulee Fault

The B-Pit deposit occurs as gently dipping, thin lenses of mineralized material north of the main Smith deposit. Three of the four lenses occur are stratigraphically bound within the Roberts Mountains Formation. The fourth lens occurs at the top of the Hanson unit III in the wall of a NW-trending horst block just to the south of the other three zones.

The West and East Dash deposits occur at the extreme ends of the west-northwest trending Dash Fault system which formed the mineralization mined in the Dash pit. The West Dash deposit occurs at the intersection of the Coulee fault and the west-northwest trending Dash fault. Most gold mineralization at West Dash occurs in fault-bounded slices of Hanson Creek unit III with minor amounts in the overlying Hanson Creek unit II and Roberts Mountains Formation. West Dash is accessed through the Smith Portal. The East Dash deposit lies to the east of the Dash pit. A portion of this deposit has been accessed by a small portal in the pit. At East Dash, most gold occurs in two lenses parallel to the Dash Fault and dipping to the northeast. The largest lens is about 1,100 feet and is 15 feet to 25 feet thick. The north edge of the lens seems to be bounded by a steep east-west trending fault that is locally mineralized with high-grade material. The second lens is smaller at about 350 feet across, but much thicker, up to 120 feet. The mineralization at Smith generally trends northwest with minor northeast trends along minor structures. The mineralization is continuous along the northwest trend ranging from 200 to 2,500 feet.

The width of the mineralization ranges from 20 to 400 feet and the thickness ranges from 10 to 100 feet.

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The depth of the mineralization ranges from near surface at thee Dash Pit to 1,200 feet below the surface to the south and east.

7.3        Murray Mine

The Murray Mine occurs within the Roberts Mountains Formation and the top three units of the Hanson Creek Formation. A minor amount of mineralization also occurs within the silicified unit IV of the Hanson Creek Formation. It was originally discovered by condemnation drilling for a waste dump for one of the early open pits. Mineralization in the main Murray deposit occurs along the New Deep Fault which is a wrench fault striking west -northwest and dipping 50º to 60º to the northeast. Mineralization in Zone 7 located about 750 feet north of the New Deep Fault occurred within calcareous siltstone beds of the Roberts Mountains Formation. Zone 7 and the main Murray have been largely mined out, with remnant pockets of mineralization remaining.

Zone 9 mineralization is located immediately west of the main Murray deposit and is associated with a westward projection of the New Deep Fault and several northeast trending faults. It was the focus of drilling campaigns in 2002-2005. Although there was no additional drilling in this resource it was removed from reserves in 2006 because of economics and possible water issues. It consists of two separate areas, a relatively flat-lying zone at the base of the Roberts Mountains Formation and a main zone which is associated with the New Deep fault. Mineralization is hosted by the Hanson Creek III which is locally overlain by the Snow Canyon Formation.

Mineralization at Murray generally trends southwest but the southern body trends west-northwest. One strong north-south mineralized trend connects to the southern body on the west side. The main trends are continuous ranging from 500 to 2,500 feet. The width is generally 50 to 400 feet and the thickness from 20 to 200 feet. The depth ranges from the surface to 750 feet deep.

7.4        Starvation Canyon

Mineralization at the Starvation Canyon project occurs at the Hanson II-III contact and is localized along a west-northwest fault zone at northeast structural intersections. The majority of the mineralization is within the interbedded micrite and argillaceous limestone of the Hanson Creek III, starting at or just beneath the contact. There are instances where mineralization has formed within the massive limestone of the basal Hanson Creek II, but these are rare. Drilling in 2007 and 2008 further defined the resource at Starvation, along its outer edges as well as the internal grade distributions. High angled structures have also been identified. In addition, core drilling has improved sample recovery.

Minerlization trends northwest 1,500 feet with a width ranging from 150 to 400 feet. The mineralization thickness is 5 to 100 feet and the depth ranges from 300 to 600 feet below the surface.

7.5        Saval Mine

Gold mineralization in the Saval Basin area to the west of the SSX mine is primarily hosted in favorable Hanson Creek Formation unit III where it has been structurally prepared by faulting and has locally been compartmentalized by northwest-trending dike systems. In this area, a series of west-northwest trending structures have been cut by northeast-trending faults. Notable structural features include the west-northwest trending Saval horst and the northeast-trending Husky fault, which cuts across the older Saval horst and down-drops it to the southeast. Mineralization is mostly hosted in the Hanson III unit in the vicinity of structural intersections, often forming relatively steep, narrow, plunging bodies. Dikes, such as the Saval 3 pit dike can be traced for thousands of feet. High-grade gold mineralization has been concentrated along the Saval 3 dike in several locations, most prominently in the Saval 3 pit and in the north part of zone 5 at SSX. Except at the Saval 4 deposit, most economic zones in the Saval basin area have been mined out leaving relatively small mineralized zones in difficult-to-access pit walls and bottoms. During 2006, access to a small resource in the highwall of the Saval 2 pit was completed with a small amount of production.

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Mineralization at Saval generally trends east-west from 200 to 1,000 feet. The width ranges from 50 to 200 feet and the thickness from 10 to 50 feet. The depth is from the surface to about 400 feet below the surface.

7.6        West Mahala

The West Mahala mineralized zone lies between the Smith Mine and the SSX Mine and is hosted at the Roberts Mountain to Hanson Creek Formation contact. The mineralization trends east-west with continuity ranging from 400 to 1,000 feet. The width ranges from 150 to 600 feet and the thickness ranges from 10 to 60 feet. The West Mahala mineralization is generally 1,000 to 1,200 feet below the surface.

7.7        Wright Window

Wright Window is a small open pit reserve and resource area located on the west side of the Independence Mountains to the west of the Murray mine. The deposit is hosted by the lower Roberts Mountains and Upper Hanson Creek Formations along the Saval Discontinuity. Mineralization occurs on two zones; the west zone mineralization outcrops at the surface and is about 50 feet thick. The higher-grade east area is about 200 by 300 feet long and wide, 45 feet thick, and lies about 400 feet below the surface.

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8        Exploration (Item 12)

The Jerritt Canyon district was explored by prospectors looking for antimony in the early 1900's. FMC Corporation, exploring for antimony in the 1970's, discovered gold occurrences similar to those in the nearby Carlin trend. In 1976, FMC, then known as Meridian Mining, formed a joint venture with Freeport Minerals to explore and develop the deposits. Mining commenced in 1981 with the North Generator open pit.

Since then, the operators of Jerritt Canyon have conducted exploration programs for the identification and development of new mineralized areas. Several open pit deposits were discovered, developed, and mined during the 1980's and 1990's, including North Generator, Alchem, Marlboro Canyon, Burns, Steer, Saval and Dash. The Dash open-pit was the last significant open pit to be mined on the property in 1999.

Underground targets were also identified, and the first to be exploited was the West Generator underground deposit in 1993. Underground mining has dominated at Jerritt Canyon since 1999 and has focused at Murray, Smith, and SSX.

The Murray deposit, originally discovered by condemnation drilling, produced over 1 million ounces. The SSX deposit was discovered in the early 1990's by geologists following the structural trends between Burns Basin and California Mountain open pits. The SSX mine has also produced over 1 million ounces. The MCE, Smith, and Steer extension of SSX are more recent discoveries.

The Jerritt Canyon operation has had a history of exploration and discovery since the 1970's. In the last few years until Queenstake's acquisition of the property, most of the exploration efforts have been concentrated at and around the existing underground mines. Exploration efforts in the southern part of the range were directed to areas such as Water Pipe, Pie Creek, and Starvation Canyon (Figure 2-3). Queenstake has increased the exploration effort near the mine areas and also in the south. As a result, the known mineralization at Starvation Canyon has increased in size and quality so that a portion of it was included in the end of 2005 reserves. Additional drilling at Starvation Canyon in 2007 and 2008 was targeted toward further definition and expansion of the resource.

Queenstake has carried out an aggressive program of exploration since it acquired the property in mid-2003. Since mid-2003, a number of different contract drilling companies, too numerous to identify here, have completed both underground and surface drilling at the property. The drilling companies responsible for drilling each drill hole are listed on the drill logs kept in the digital drill hole databases (in acQuire software) and/or in the paper drill hole log files stored at the mine. Drilling companies that have worked at Jerritt Canyon since 2008 are identified in Section 10 of this report. In addition, since mid 2003 Queenstake owned its own underground production drills (e.g. Solo, Secoma and Cubex) before the August 2008 mine shutdown which also completed some of the underground drilling. The total amount of underground and surface drilling completed since 2003 at the property is summarized below:

  2003:        280,151 feet of underground and surface RC and Core Drilling;

  2004:        710,896 feet of underground and surface RC and Core Drilling;

  2005:        450,694 feet of underground and surface RC and Core Drilling;

  2006:        396,063 feet of underground and surface RC and Core Drilling;

  2007:        467,242 feet of underground and surface RC and Core Drilling;

  2008:        237,250 feet of underground and surface RC and Core Drilling;

  2009:        no drilling was completed in 2009; and

  2010:        79,691 feet of underground RC and Core Drilling.

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Queenstake sold all of its underground drills in mid-August 2008, and just recently purchased a used cubex drill that will be used at the SSX-Steer mine.

The authors of this report have reviewed the drill hole data results stored in the drill hole databases and after much additional database work (adding drill hole data from the paper drill hole log files and importing assays and other drill hole data information that was previously not included in the digital drill hole databases) from August 2008 to December 31, 2010, find the data to be in excellent condition for use for the current resource and reserve work. The geology logs for the surface drill holes compare well with one another in the local areas suggesting that the stratigraphy of the rock units was well understood by project geologists working at the property. Additional comments regarding the condition of the Jerritt Canyon drill hole data is discussed in Section 12 of this report titled “Data Verification.” There has been considerable geophysical work completed throughout the Jerritt Canyon property since the early 1970's by numerous contract geophysical companies. A good portion of the property has airborne magnetic data, ground gravity, and ground I.P.-Resistivity. Certain dike sets are identified in the magnetic surveys. Clay alteration is typified with low resistivity response and gravity low whereas silicification typically show up as resistivity highs and associated gravity highs. In addition, deep IP magnetotelluric (MT) surveys and Controlled Source Audio Frequency Magnetotellurics (CSAMT) surveys have been tried locally at the property and have been able to identify main structures that cross the property.

There has also been considerable soil surveys, rock chip sampling, and trench and roadcut sampling performed in the district by employees of the Jerritt Canyon mine. The soils have been typically collected on a predefined north-south oriented grid and analyzed for multi-element geochemistry. Soils overlying shallow orebodies at Jerritt Canyon are generally enriched in As and Au. The surface geochemistry is stored in a separate acQuire database.

Exploration expenditures (in millions) by Queenstake in recent years are listed below:

  2007: $7.23 million;

  2008: $6.48 million;

  2009: $0; and

  2010: 0.8 million.

Exploration and development drilling planned for 2011 has targeted either: (1) locating new areas of resource and reserve away from existing underground development; (2) converting existing resources to reserve (near-mine); or (3) drilling in previously disturbed areas including historic open pits. In addition, some monies will be devoted to geophysics (I.P.) in the south part of the district, and drilling for metallurgy and geotechnical testing in the Starvation Canyon deposit. The proposed 2011 Jerritt Canyon geological program, consisting mostly of exploration and development drilling, totals $18.0 million dollars (Hofer, 2011). A summary of the geological drilling program is provided in Section 19.1.

A significant portion of the future exploration programs at Jerritt Canyon will be devoted to drilling in or around the historic open pits. Most of the historical open pit resources have not been reassessed since 2006 or older when the gold price was at a much lower price per ounce than it is today.

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9        Drilling (Item 13)

Numerous drill campaigns have been executed at Jerritt Canyon since its discovery in the 1970's.

Exploration drilling programs typically consist of vertically oriented RC drilling at about 200 foot centers. The spacing is then reduced to about 140 feet and finally, to 100 foot centers or less. Surface core drilling typically makes up about 5% to 10% of the total drilling. During the early drilling years in the 1970's and 1980's when shallow open-pit targets were being pursued, most of the surface drill holes were drilled to a maximum depth of 600 feet below the surface and stopped regardless of the geological rock unit or alteration that was encountered.

At the underground mines up to August 2008, definition drilling included core drilling on 50 foot centers from underground stations, using NQ sized core which is 1.875 inches in diameter. In 2010, underground diamond drilling was used for exploration and resource conversion. Underground RC drilling (Cubex) is used for resource confirmation and is generally drilled on 20 to 40- foot centers. Underground RC drill holes are generally less than 150 feet in length, but can be as long as 300 feet. Up to August 2008, underground production sample drilling consisted of Cubex and rotary percussion drilling (Solo and Secoma). In 2010 a 5200 DRC Cubex (RC) drill, owned and operated by SMD, was used primarily for underground production sample drilling at the Smith Mine. These production drill holes were generally short, less than 60 feet, and were drilled on center as close as 10 to 20 feet. The vast majority of drill holes, except the production holes, have been measured for downhole deviation.

Tens of thousands of holes have been drilled on the property over the years. As of December 31, 2010, there are a total of 14,873 surface drill holes totaling 8,449,071 feet and 36,817 underground drill holes totaling 3,068,494 feet in the acQuire digital drill hole databases. The Murray mine has over 22,000 holes with more than 2 million feet drilled; the Smith mine has over 6,800 underground drill holes with more than 1.53 million feet; the SSX mine has nearly 21,560 underground drill holes with 2.73 million feet of drilling. Figures 9-1, 9-2, and 9-3 show the drill hole plan maps in the Smith mine, SSX-Steer complex (including Saval and West Mahala), and the Starvation Canyon area, respectively.

Drilling at Jerritt Canyon for the last eleven years is shown in Table 9.1. Drilling in 2000 through 2002 for AngloGold and Meridian was conducted either by contract drilling companies and underground drill

Table 9.1: Jerritt Canyon Drilling (2000 through 2010)

Year	Surface RC		Surface Core		UG Core		UG RC		Production
	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage
2000	378	444,795	2	*	292	75,799	**	**	4,982	204,182
2001	59	65,450	0	0	268	86,134	914	112,129	5,086	349,157
2002	27	18,905	0	0	186	53,940	2,939	245,536	3,593	135,824
2003	108	47,277	0	0	119	41,458	2,057	191,416	3,643	141,218
2004	377	300,226	34	21,212	297	126,091	2,643	263,367	2,739	108,780
2005	126	101,413	4	1,403	179	80,251	2,618	267,627	2,414	94,793
2006	155	135,940	0	0	125	53,985	2,160	206,138	724	28,251
2007	220	216,592	15	12,495	44	20,580	1,808	178,625	1,035	38,950
2008	100	103,300	8	9,830	94	41,521	230	371,169	595	45,430
2009	-	-	-	-	-	-	-	-	-	-
2010	0	0	0	0	8	8,126	3	630	1,140	70,935

Notes:	*2000 surface core footage is included with surface RC
**2000 underground RC drilling is included with production drilling
No drilling was conducted in 2009
Queenstake owned the Jerritt Canyon property since mid-2003;
Yukon-Nevada Gold Corporation has owned Queenstake since mid-2007;
Contract drilling companies have completed almost all of the surface drill holes in Table 9.1;
Both Contract drill companies and company-owned drill rigs have completed the underground drilling from 2000 to 2008;
A single contract drilling company conducted the underground drilling in 2010.

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rigs owned by Anglo Gold and Meridian Gold. Drilling from 2003 to the present for Queenstake was conducted by underground drill rigs owned by Queenstake or contract drilling companies not owned by Queenstake. The name of the drilling company is listed on each drill hole log stored either in the acQuire digital drill hole database or listed on the paper drill hole log files stored at the mine.

The authors of this report find the drill hole data in the acQuire drill hole database suitable for use for the current resource and reserve work. Additional details of the quality of the drill hole data are discussed in Section 12 of this report.

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Figure 9-1: Smith Mine Drill Hole Plan Map

410000 N
N
408000 N
406000 N
404000 N
BMF
0
2000
SCALE IN FEET
396000 E
398000 E
400000 E
402000 E
404000 E
406000 E

2008 Drill Holes in red
2010 Drill Holes in green
Black Drill Holes earlier than 2008
BMF = Block model boundary used for the January 1, 2011 resource and reserve

File Name: smith_2008_2010_dh.jpg	Yukon-Nevada Gold Corp. Jerritt Grid
Jerritt Canyon Property Elko County, NV	Smith Mine Drill Hole Plan Map Showing 2008 and 2010 Drill Holes Date: May-28-2011 Approved by: TJ

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Figure 9-2: SSX-Steer Mine Complex Drill Hole Plan Map

N
Saval
0 2000
SCALE IN FEET
410000 N
408000 N
406000 N
404000 N
SSX
West
Mahala
Steer
BMF
384000 E
386000 E
388000 E
390000 E
392000 E
394000 E
396000 E
Yukon-Nevada Gold Corp.
Jerritt Grid
2008 Drill Holes in red
Black Drill Holes earlier than 2008
BMF = Block model boundary used
for the January 1, 2011 resource and reserve
File Name: ssx_2008_dh.jpg
Jerritt Canyon Property
Elko County, NV
SSX-Steer Mine Drill Hole Plan Map
Showing 2008 Drill Holes in Red
Date: May-28-2011
Approved by: TJ

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Figure 9-3: Starvation Canyon Drill Hole Plan Map

N
379000 N
378500 N
378000 N
368500 E
369000 E
369500 E
370000 E
370500 E
7300
7400
7600
7700
0
500
SCALE IN FEET
BMF

Yukon-Nevada Gold Corp.

Jerritt Grid

2008 Drill Holes in red
Black Drill Holes earlier than 2008
BMF = Block model boundary used for the January 1, 2011 resource and reserve

File Name: starv_2008_dh.jpg

	Jerritt Canyon Property Elko County, NV	Starvation Canyon Drill Hole Plan Map Showing 2008 Drill Holes in Red Date: May-28-2011 Approved by: TJ

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10       Sampling Method and Approach (Item 14)

10.1      2008 Surface Drilling

All of the surface and underground drilling methodologies used in 2008 were the same as described in the year-end December 31, 2007 NI 43-101 report (SRK, 2008). The 2008 drilling was conducted by several contract companies (Rimrock, Tonatec, Lang, and Delong) and downhole surveys were taken by a contractor (IDS) using a gyroscopic instrument. Collar locations were surveyed by a contracted survey company and/or in-house surveyors. No surface drilling was conducted at Jerritt Canyon in 2009 or 2010.

Reverse Circulation Drilling

The 2008 surface RC holes were 5.5 inches in diameter and sampled on 5 foot intervals, according to the following protocol established by Queenstake.

  RC drilling operations at development project areas used a combination of small and large sample bags. Small bags (10 x 17 inches) were used from the collar to a pre-determined depth based on the expected depth to the lower plate rocks. The large sample bags (20 x 24 inches) were used for the remainder of the hole;

  The wet splitter was thoroughly cleaned prior to drilling at the start of the drill shift. The rotation speed of the splitter was set to collect a continuous split from the bulk sample that is dropped out of the cyclone. The recommended rotation speed was 60 rpm but may vary due to drilling conditions. The splitter was sprayed clean after each rod change or 5-foot sample interval depending on drilling conditions and thoroughly cleaned and checked during the rod change. The number of “pie covers” used for the upper part of the hole varied significantly due to drilling conditions and was usually determined by the driller and on-site geologist. If more than one pie was open for sample collection, all openings must be symmetrical. Two symmetrical pie division openings are usually sufficient to collect an appropriate volume of material (10 pounds to 15 pounds). Exceptions are; 1) zones of poor return, 2) extreme groundwater production that requires the use of a tricone bit, and 3) unique conditions agreed to by the driller and geologist. In these cases a variable number of openings was needed to obtain a continuous split;

  Samples from the upper plate rocks were collected in a five-gallon bucket. All buckets were sprayed and washed with a brush before placing the bucket under the splitter. When the bucket could not be cleaned by this method, they were replaced. Diluted, liquid flocculent is added to the bucket before it is set under the splitter. The sample is stirred and allowed to set for a brief period to allow clearing of the water before decanting clear water. Water and a minimal amount of drill cuttings and fine material were decanted off to a sample amount that could be poured into the labeled sample bag. A selected amount of spillage was documented to occur. An approximate dry weight of 10 pounds to 15 pounds of sample was typical and acceptable for normal rock conditions;

  Samples from the lower plate rocks were collected in a labeled bag that was placed inside the bucket. Diluted liquid flocculent was added prior to placing the bucket under the splitter. After the interval was drilled the sample was stirred and allowed to set for a brief period to allow clearing of the water, usually 15 seconds to 30 seconds. Excessive clear water was then decanted off;

  RC drill chips were collected in a hand sieve from the waste port of the splitter and then put into the sample tray to represent each five-foot interval and sent to the logging facility for the geologist to log formation, alteration, and other minerals. Intervals of no sample return are marked on the tray with “No Sample” or “Void”; and

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  A drill interval that does not return any sample was marked on the sample bag as “No Sample” and placed in the appropriate shipping bag along with the other samples.

Diamond Drilling:

  Surface core in 2008 was HQ-sized (2.5 inches), unless it was necessary to reduce to NQ for completion of the hole. Surface core was logged for lithologic information and for geotechnical data according to the Jerritt Canyon logging manual at the logging facility; and

  Surface core was split or cut with a diamond saw or hydraulic splitter and half of the sample was sent to the lab for analysis.

10.2      2008 Underground Drilling

Drill hole spacing in the 2008 underground drilling was targeted at 30 to 50 foot centers throughout the deposit. The attitude of the drill hole could be at any inclination to the mineralized unit although it was preferred to be as close to normal to the ore-controlling structures as possible. Collars of all drill holes were surveyed and the orientation of the holes was determined. All of the drill holes were surveyed by using a down-hole survey instrument (tropari or Flexit) or by a contract survey crew to measure the hole deviation. All of the collar and downhole surveys had to pass quality assurance scrutiny by the site geologist prior to loading the data into the database. Only the actual data taken from the drill hole survey was used. Any projections of the survey beyond the length of the hole when surveyed was discarded. On rare occasions the collars were lost prior to collar or down hole surveys being completed; in this case the planned coordinates and hole orientation were used. However, when geological interpretation is done this factor was heavily considered in determining the validity of using the data from these holes.

Cubex RC Drill

The Cubex drill in 2008 performed definition drilling utilizing a conventional crossover tube above the down-hole hammer with a 3.75 inch bit. The air-cuttings were run through a cyclone but no splitter was used. Hole length was generally less than 300 feet. The sample interval in 2008 was five feet, although SSX used a six-foot interval prior to 2003 when all RC drills were converted to five-foot rods. Both the hole and sample collector were washed prior to continuing with the hole. All of the holes were surveyed using a downhole gyroscopic tool or down hole compass in the open hole providing the walls of the hole remained intact. Collar locations were surveyed. In the event that the collar was lost prior to surveying (either down hole or collars) then the planned coordinates and down hole survey were used.

Underground Core

The majority of the underground core in 2008 was drilled with NQ size. Underground core logging was done at the drill site and at the surface core logging facility at the exploration office or mine. The core was placed in racks or boxed for the geologist to log rock formation, lithology, alteration, and geotechnical data. Sample intervals were 5 feet, or as determined by the geologist based on lithology, mineralogy, or alteration. The entire core (not split) was taken for analysis throughout the complete drill hole. In general, sample lengths were set at a minimum of 6 inches and to a maximum of 5 feet.

Production Samples

  Percussive drills (Solo, Airtrack, Secoma and others) were the dominant type used for collection of sludge samples over one rod length or six feet for final definition of the ore zones. These drills utilized a rotary percussion method with 3 inch diameter bits. Cuttings exited the hole via the annulus and were collected in a tray placed beneath the collar of the hole. These holes were typically drilled no longer than 60 feet in length due to hole deviation and downhole sample contamination issues. The hole and tray were cleaned prior to continuing the drill hole an additional six feet. Collar locations were surveyed but a downhole survey was not generally done. Some twinned data collected in 2001 suggests that there was a greater potential for these holes to have down-hole contamination beyond 36 feet depending largely on the orientation of the hole. For this reason the length of these holes was decreased in the past few years. These drills were used a lot for definition drilling at Murray and to a much lesser extent at SSX and Smith Mines;

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  Jumbo drill holes and jackleg holes were drilled for ore control only. These data, when collected, were used to help determine ore waste determinations but were not loaded into the database;

  Selective rib and/or face samples were also used to help determine the ore boundaries and for grade control. They can be used to support the constrained ore boundary and in some cases at SSX are used to help estimate the block model grades; and

  Cubex drills were sometimes used for production drilling.

2008 Truck Samples

At all the underground mines each haul truck was sampled for grade control purposes. The samples consisted of grab samples taken over the entire load by the truck driver. Samples were placed in bags with pre-attached bar code numbered tags and transported to the Jerritt Canyon lab. Truck sample assays in 2008 were cut by 8% which is a factor that was determined through mine to mill reconciliation. The grades were used to state mine production.

10.3      2010 Underground Drilling

Cubex RC Drill

One cubex RC drill was used underground in 2010 at the Smith Mine and was owned and operated by Small Mine Development LLC (SMD). The cubex drill performed almost all definition drilling and only 630 feet of resource conversion drilling by utilizing a conventional crossover tube above the down-hole hammer with a 3.94 -inch (100 mm) bit. The air cuttings were run through a cyclone but no splitter was used. Drill hole spacing was targeted at 30 to 50 foot centers throughout the deposit and typically drilled in a ring pattern. The attitude of the drill hole can be at any inclination to the mineralized unit although it was preferred to be as close to normal to the ore-controlling structure as possible.

Drill hole length in 2010 was generally less than 70 feet (mean was 45 feet) but occasionally ranged up to 235 feet. The sample interval was 5 feet. Tyvek 11 x 17 inch sample bags were used for the 2010 Cubex drilling. This sample bag is placed in an open-ended sample bag holding apparatus (not a bucket). Drill station ring locations begin 5 feet back from the face and are evenly spaced generally every 15- to 30 feet down the heading, and are marked and surveyed in the drift prior to drilling. A Leica Total Robotic Station, owned and operated by SMD, was used as the main underground survey tool.

The driller measures and records the location of the drill hole collar after the drilling of the drill hole; collars are not resurveyed after the drill hole is completed. No down hole survey was performed on the 2010 cubex drill holes. The azimuth for each underground cubex drill hole comes from the original drill station ring survey. The inclination was measured by the driller during setup using a magnetic angle finder that he attached to the drill rods.

Underground Core

All eight of the 2010 underground diamond drill holes were completed by American Drilling Corp. using a Diamec U6 hydraulic-electric drill and NQ-sized core. The underground core rig was used in 2010 to drill exploration and resource conversion drill holes. All of the drill holes were surveyed at the collar by SMD after the completion of the drill hole by SMD. Magnetic declination used at Smith mine in 2010 was 13° 45'E. Downhole surveys were conducted using a downhole survey instrument (Flexit) either owned by Queenstake or rented by American Drilling Corp.

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The diamond drill core was placed in labeled cardboard boxes and transported by the drillers to the Jerritt Canyon core logging facility located near the truck shop. Once the diamond drill core arrived at the core logging facility, the core was stored in this locked facility or supervised by a geotechnician or a geologist during normal operating business hours during the core logging and sampling process. The core was placed on tables in the core logging facility and sample intervals were selected by the geologist at 5 foot intervals or as determined by the geologist based on lithology, mineralogy, or alteration. Photographs were taken of the core for archive purposes. The geologist then logs the geology of the drill hole on paper using a predefined logging scheme specific to the project that includes geology, alteration, mineralization, and geotechnical data if core is being examined.

Once geologically logged, the drill core was then sawed into two equal pieces where the rock was competent, or equally split where the rock was strongly fractured or broken. One half of the core is typically sent out for analysis at ALS Laboratory and the other half was returned to the core box and stored at the mine typically in a locked truck container for archival purposes. In general, sample lengths were set at a minimum of 6 inches and to a maximum of 5 feet. An experienced Jerritt Canyon geologist monitored the progress of the diamond drill by occasionally visiting the underground work site. The 2010 sampling procedures, collection, and security for the underground diamond drilling at the Smith mine have been completed under the direction of the Jerritt Canyon Chief Geologist and Qualified Person, William Hofer.

The authors of this report find the drilling procedures, sampling procedures, and drill hole assay results to be reliable and suitable for use in the current resource and reserve work. Quality assurance and quality control procedures are discussed in Section 11 of this report and Appendix C. Additional details of the drill hole sample assay protocols and procedures are detailed in Section 11 of this report. Those drill holes that contained suspicious assays or uncertain collar drill hole information were rejected for use in the current resource and reserve work and are listed in Section 15.1.1 of this report.

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11     Sample Preparation, Analyses and Security (Item 15)

11.1      Jerritt Canyon Laboratory Procedures (2008-2010)

In 2008, the mine utilized the noncertified Jerritt Canyon assay laboratory (JC lab) for analytical work on the underground samples with check samples sent to the certified (ISO/IEC 17025:2005) ALS Laboratory Group (or ALS Chemex lab or ALS) for comparisons. In 2010, the JC lab was utilized for analytical work on the underground production Cubex drill hole samples with check samples sent on a quarterly basis to ALS Chemex for comparisons. The samples for most of the surface drilling in the West Dash resource area in 2006 were also analyzed at the Jerritt Canyon facility. The JC lab is located in a separate building close to the ore processing plant. The laboratory has all the normal sample preparation equipment and facilities. In 2008, the laboratory operated continually with a crew of 16 and performed about 500 fire assays per day with a 24-hour turnaround from receipt of sample to reporting of assays. In 2010, the Jerritt Canyon assay lab was operated using one 12-hour work shift with a crew of 15 and performed approximately 360 assays per day.

Sample Preparation

All of the underground samples received at the JC lab in 2008-2010 arrived with bar coded labels and were transported by the drillers, Queenstake staff geologists or drilling support staff, or mine staff working with contract miner SMD. The labels match drill logs maintained by samplers and drillers in the Jerritt Canyon Underground Department. Sample bar codes in 2008 were scanned into the LIMS (an automated sample tracking system that utilizes bar-code scanning devices) and assay lots were auto-created. During the process of bar code acquisition in 2009 and the first half of 2010, some labels were manually entered into the database by hand since the LIMS system software was not fully operational. The surface drill hole sample numbers were labeled on the sample bags and then logged into the LIMS system by the lab technicians. All logged samples in 2008 and 2009 dried for four to six hours at 325°F prior to prepping. All logged samples in 2010 dried for four to eighteen hours at 205°F in ovens at the lab prior to any further sample preparation described below.

From 2008 and 2010, a rotary (automatic) 1:4 split (50 rotary cuts minimum) follows first stage crushing. Core samples first stage crush to 99% -1 inch prior to split; all other types are typically –1/2 inch prior to first stage split. Second stage crushing (99% - 3/8 inch) automatically passes through a rotary splitter (50 cut minimum). The assay split is then pulverized in a plate mill to 95%-150 mesh (Tyler) and blends for five minutes on a rotary blending wheel. The samples are placed in bar coded sample cups and transferred to fire assay.

Jerritt Canyon Lab Fire Assay Procedures:

A tray of 24 thirty-gram charge crucibles is prepared with a standard litharge flux. Each sample is weighed at one assay ton. In 2008 and 2009, of 24 samples on each tray, one was a repeat sample, one was a standard, one was a blank, and one was a blind standard inserted into the sample stream by the Geology department. The samples in 2008-2010 were fired by the method of fusion/cupellation, with a gravimetric finish. The balance used for the final weighing from 2008-2010 is a Cahn C-30 microbalance that was serviced and calibrated on a semi-annual basis by Microlab Services.

In 2010, similar fire assay methods were used as in 2008. In 2010, of 24 samples on each tray, one was a triplicate sample (in the eleventh position of the sample sequence and available to collect and send to ALS Commercial Lab for an assay check), one was a blank (second in the sequence), and one was a blind standard inserted into the 24th position of the sample sequence by the JC lab department. The standards used were the same used by the Geology Department (Rocklabs and in-house standards JCQ06 and JCQ07 described below in Section 11.3) and presented to the JC lab by the Jerritt Geology staff as prelabeled blind pulp bags. A few non-certified standards were used by the JC lab in the first half of 2010 while certified standards were being purchased or made.

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For 2008 to 2010, the JC lab in-house quality assurance/quality control (QA/QC) procedure for checking the accuracy of the Jerritt Canyon lab consists of submitting saved duplicate samples of the mill feed and tail daily samples to outside labs for comparison. These samples in 2008 were submitted on a weekly basis to either Rocky Mountain Geochemical or Chemex Laboratories. The data was compiled from the JC daily assay sheet and compared with the results from the two outside labs. The results of the comparison were entered into a statistical program and a running check was maintained on the data.

For 2010, the production drill hole samples were submitted on a quarterly basis to ALS-Chemex Lab by the Jerritt Geology staff. The JC lab staff compiles the results of each 24 sample assay batch and forwards the final results to the Geology Department as individual .csv spreadsheet files. The Geology Department compiles the Production drill hole assays and QA/QC samples from the JC daily assay sheet and imports the data to acQuire database software. The results of the assay lab comparison are monitored using QA/QC protocols set up in acQuire and described in Section 11.3 of this report.

11.2      Commercial Laboratories

Surface RC and diamond drilling completed in 2008 were sent to the primary lab ALS Minerals Laboratory Group (also referred to as ALS Chemex or ALS in this document) and the secondary lab American Assay Laboratories (AAL) in Reno and Sparks, respectively, Nevada. For 2008 and 2009, samples above 0.100 opt gold were routinely fire assayed with a gravimetric finish. For 2010, the ALS Chemex lab in Reno, Nevada was used for all of the underground diamond drill hole analyses. Samples above 0.070 opt Au were routinely fire assayed with a gravimetric finish. For all years 2008-2010, blanks, standards, and pulps were routinely inserted into the sample stream for QA/QC, and check assay. ALS Chemex typically picked up the cut samples (bagged and labeled with bar codes) at the Jerritt Canyon core logging facility and brought them to their lab in Elko for sample preparation. The 2010 sample preparation procedures for ALS Chemex include:

  the PREP-31 ALS method code that consists of logging the sample, weighing the sample, fine crushing the sample to better than 70 percent passing a 2mm (Tyler 9 mesh, US Std. No 10) screen, splitting off up to 250 g and pulverizing the split to better than 85% passing a 75 micron (Tyler 200 mesh, US std. No. 200) screen;

  Dry-21 ALS method code; and

  CRU-21 ALS method code that consists of a primary crush to approximately -6mm.

Once the samples were prepared by Jerritt Canyon geologists (geologically logged and sample intervals defined) and geotechnical staff (split or sawed core into two equal pieces and placing one half of the core into a labeled sample bag for assay analysis), they were picked up at the Jerritt Canyon mine site by ALS representatives who transported the samples to their assay lab in Reno, Nevada for analysis. The 2010 assay procedures for ALS Chemex included:

  The Au-AA23 ALS method code that consists of a 30g fire assay for gold that uses an aqua regia digest and analysis by atomic absorption spectroscopy (AAS) finish. A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents as required, in quarted with 6 mg of gold-free silver and cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven; 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards. The assay range for this analysis is from 0.005 to 10 ppm; all results >1 ppm were automatically re-analyzed by method Au-GRA21;

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  The Au-GRA21 ALS method code that consists of a 30g Au fire assay with a gravimetric finish. The sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents in order to produce a lead button; the lead button containing the precious metals is cupelled to remove the lead; the remaining gold (and silver) bead is parted in dilute nitric acid, annealed and weighed as gold. The assay range for this analysis is from 0.05 to 1,000 ppm Au. This assay method is used automatically for overlimit results from the Au-AA23 assay method.

American Assay Lab (AAL) uses similar sample preparation and assay analysis procedures as ALS Chemex.

11.3      Quality Controls and Quality Assurance

11.3.1     2008 Jerritt Canyon Laboratory QA/QC Procedures

The Geology Department at Jerritt Canyon had established laboratory QA/QC procedures that were identified in the 2008 NI 43-101 report (SRK, 2008) as follows:

Jerritt Canyon Laboratory

  One standard sample per 20 samples;

  One blank sample, consisting of silica sand, per drill hole;

  One pulp of a previously assayed interval is inserted into the sample stream at the geologist's discretion; and

  Check assays consist of coarse rejects and pulps (one sample for every twenty over 0.01opt and one in ten over 0.07opt) sent to a commercial laboratory, generally ALS Chemex.

Commercial Laboratory

  One standard sample in each batch of samples. A batch contains 40 samples in most commercial labs;

  One blank sample of silica sand per hole, inserted at the beginning or end of hole, or after a mineralized zone;

  A duplicate sample consisting of a pulp of a previously assayed interval may be used as a substitute for the regular standards; and

  10% of the samples that have a value greater than 0.07opt gold, and 5% of samples between 0.01opt and 0.07opt gold are submitted to a second lab for check analysis.

The standards used in 2008 and 2009 were prepared from Jerritt Canyon mineralized rock and have several different gold values. The standards used throughout 2008 and 2009 include:

  High – 0.268opt;

  JCQ01 – 0.117opt;

  JCQ02 – 0.256opt;

  JCQ03 – 0.051opt; and

  JCQ04 – 0.120opt.

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Results from the standards or duplicates are reviewed by geologists upon receipt from the laboratory. If there is significant deviation from the expected value then the batch of samples is re-fired. If the lab is unable to match the original results within reasonable limits then the sample is re-fired until assay values match. The results from these analytical determinations are available in the QA/QC section below.

SRK reviewed the Jerritt Canyon assay QA/QC data for 2007 and found the results within industry standards. Various graphs representing the results of the 2007 QA/QC program are presented in the Year-End 2007 NI 43-101 report (SRK, 2008).

The primary author of this report was not at the site during the making of the QA/QC standards used in the 2008 drilling program. However, the standards that were used in 2008 and 2009 and inherited from the previous Jerritt Canyon Mine Geology group (pre-August 2008) were located by the primary author at the secured Jerritt Canyon core logging facility and were in clearly marked and sealed five-gallon buckets and containers.

The sample preparation, security, and analytical procedures detailed in the Year-End 2007 NI 43-101 report and carried out for the 2008 Jerritt Canyon drilling season are deemed adequate by the primary author of this report and meet industry standards.

11.3.2     2010 Jerritt Canyon Laboratory and Commercial Lab QA/QC Procedures

In 2010, the Geology Department at Jerritt Canyon established new laboratory QA/QC procedures as follows:

Jerritt Canyon Laboratory

  One standard sample per 24 samples;

  One blank sample, consisting of silica sand, per 24 samples;

  One triplicate sample per 24 samples;

  Check assays consist of in-house QA/QC procedures identified above, and submitting saved triplicates of the production drill hole samples to an outside certified lab for comparison. The production drill hole samples are submitted on a quarterly basis to ALS Chemex Laboratories.

Commercial Laboratory

A commercial laboratory was used to assay underground exploration and resource conversion diamond drill holes. The QA/QC protocol for 2010 is summarized below:

  One standard sample (listed below) was inserted into the assay sample stream every 20th sample;

  A minimum of one blank sample of silica sand per hole, inserted at the beginning or end of hole, or after a mineralized zone;

  Send replicate samples consisting of both pulps and rejects originally assayed at ALS Chemex lab to ALS Chemex with different sample numbers on a quarterly basis; 1 percent of the exploration and resource conversion drill holes were targeted (estimated 37 pulps and coarse rejects per quarter);

  Send pulps originally assayed at ALS lab to AAL lab using the same sample numbers as the original assay; 2.5% of the underground diamond drill holes were targeted (estimated 40 pulps per quarter); 10% of the samples that have a value greater than 0.07opt gold (using gravimetric finish), and 5% of samples between 0.01opt and 0.07opt gold are submitted to the second lab (AAL) for check analysis each quarter.

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The 4 standards used in 2010 were either prepared from Jerritt Canyon mineralized rock or purchased from Rocklabs Ltd. (a commercial lab that makes certified reference materials) and have several different gold values. The recommended gold concentration for each standard used throughout 2010 includes:

  JCQ06 – 0.159opt (Jerritt Canyon mineralized rock source);

  JCQ07 – 0.241opt (Jerritt Canyon mineralized rock source);

  Si54 – 0.0519opt (Rocklabs certified standard); and

  SK52 – 0.1198opt (Rocklabs certified standard).

The Jerritt Canyon sourced standards JCQ06 and JCQ07 consist of low-sulfide bearing carbonaceous limestone material that were collected from the Jerritt Canyon ore-dryer baghouse in early spring 2010 and approximate the size fraction of a pulp generated from a certified commercial lab. A large amount of each sample was submitted to American Assay Laboratory (AAL) Lab in Sparks, Nevada where they used a large blending machine to help homogenize the standards. After homogenization was attained, the standards were submitted to 3 different assay laboratories as random “blind” pulp samples with labeled identification numbers. The assay results of the standards from all of the labs were reviewed together. The recommended ideal Au values were calculated and based on the mean value. The upper and lower acceptable limits for each standard were calculated based on adding and subtracting two standard deviations to the mean value from all three labs.

The RockLab standards were analyzed by over 40 different assay labs around the world, have a 95% confidence level, and lower standard deviations and therefore lower acceptable limits for passing the Jerritt Canyon QA/QC protocol.

In order for an assay batch to pass the QA/QC review, the standard assay results must be within two standard deviations of the recommended standard value listed above. Various graphs and a discussion of the 2010 QA/QC program are presented in the Appendix and in Section 12 below. Results from the standards or duplicates are reviewed by geologists upon receipt from the laboratory. If there is significant deviation from the expected value then the batch of samples is re-fired. If the lab is unable to match the original results within reasonable limits then the sample is re-fired until assay values match or a valid reason for the standard assay discrepancy is determined (e.g. a mislabeled standard or a standard that was inserted out of sequence).

The sample preparation, security, and analytical procedures detailed above for the 2008 and 2010 drilling programs are deemed adequate by the primary author of this report and meet industry standards. At all times the “Chain of Custody” for the drill hole samples is maintained and proper transmittal forms are documented and filed when samples are submitted to the various laboratories for analysis. All sample submittal forms are filed with the drill hole logs in the drill hole library at the mine.

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12       Data Verification (Item 16)

12.1      Data Work Done Before August 2008

The Jerritt Canyon mine has thousands of completed drill holes throughout the land package in the active mines, mined out areas, and exploration targets, (Figures 9-1, 9-2, and 9-3). Over the years the property has been the subject of many audits in which data verification procedures were carried out.

In June 2000, Mineral Resources Development Inc. (MRDI) conducted a review and audit of resources and reserves of the Jerritt Canyon operation. MRDI reviewed the database used at Murray and SSX mines, and did not find any significant errors or problems. A review of the spreadsheets used for Resource and Reserve tabulation found no errors.

Pincock, Allen, and Holt (PAH) reviewed a portion of the database as part of its due diligence review of the Jerritt Canyon operations in early 2003. Checks of several records of the SSX mine database performed against original logs confirmed the assays values and geological-geotechnical codes. Data validation checks identified a few errors in the drill hole database such as duplicate holes and missing intervals in downhole surveys which were then corrected.

In 2004 and 2005 PAH conducted reviews of Jerritt Canyon resources and reserves, during which they performed checks on several drill hole records and original assay certificates against the database. Their focus was new resource and reserve areas. Data validation identified minor errors in 2005 that were then corrected and no errors in 2004.

In January 2006, SRK conducted data validation checks as part of its review of the Jerritt Canyon resources and reserves. The database in new reserve areas such as Starvation Canyon and West Dash were checked against the original logs and assay certificates and no errors were found. Spot checks were also performed on the resource and reserve tables for tons and grade and no errors were found.

SRK reviewed the Jerritt Canyon assay QA/QC data for 2007 and found the results within industry standards. Various graphs representing the results of the 2007 QA/QC program are presented in the Year-End 2007 NI 43-101 report (SRK, 2008).

Geological data and assay data prior to August 2008 were analyzed by geologists using MineSight software and acQuire. The geological block models for both production and resource were generated in MineSight and converted into the Vulcan software environment for use primarily by mine engineers.

12.2      Data Work Done After August 2008 Including Data Audit

After the mine shutdown in August 2008, new company geological staff reviewed the status of the acQuire drill hole databases and the 3-D mining software used for exploration, development, and resource and reserve planning. The new geology group elected to stop using MineSight software and to only use Vulcan software. All usable digital project data stored in MineSight and not already in Vulcan were transferred into Vulcan. In most cases, new digitized 0.10 opt Au grade shells and geological contacts were hand digitized on systematic cross sections in the primary work areas (SSX-Steer, Smith, and Starvation) in order to make 3-D solids for new block models to help support updated resource and reserve estimations. The details of the new geological models are discussed in detail in Section 15.

The acQuire drill hole databases were heavily scrutinized and cleaned up from February 2010 to March 2011. Hua Jin (M Sc. in Geology), the Corporate YNG Geologist at the time who managed the Company's databases, performed a majority of the acQuire work with the occasional help from several acQuire Technical Support staff and other Jerritt geological staff. There are far too many database fixes to discuss in this report but they are all documented in a January 16, 2011 memo by Ms. Jin entitled "Summary of the Jerritt geological database work" that is present on the computer server and in the annual QA/QC notebooks at the mine.

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In the third quarter of 2010, the acQuire software was updated from version 3.9 to 4.2.1.4 and as a result the SQL server software required an update to SQL 2008 R2 to help support the newer acQuire software version. This acQuire upgrade allowed the geology group to migrate the Jerritt drill hole database from the standard model acQuire database management system (ADBS) to the corp model system for all three Jerritt databases: the JC production underground drill hole database, the JC surface drill hole database, and the JC geochem database. This allowed the use of data capture tools (importers) and objects (QA/QC analysis tools) in acQuire to import and help validate all of the captured original raw geological data and assay data as efficiently as possible and to help eliminate human errors as much as possible.

After 2008, the new Jerritt geology team decided to use Vulcan as the primary geological modeling software. Many of the underground mine projects stored in the acquire database were found to have similar underground drill hole identification numbers. In order for Vulcan to work efficiently, all of the underground drill holes in the database needed to have a unique drill hole identification number. This was accomplished by adding a unique three-letter prefix to the 5 major underground mine areas: SMI- for Smith; SSX- for SSX, STR- for Steer, MUR- for Murray, and MCE- for MCE mines.

In addition, numerous surface geochemical samples and drill hole geological and assay data related to the June to August 2008 Jerritt Canyon mine and exploration drilling programs were imported into the acQuire databases. Some of the drill holes from the Steer underground mine area required geological logging and sampling. The primary author of this report was responsible for securing these drill hole samples in safe locations throughout the mine until financing and geological staff were made available to process them. The securing of the samples mostly meant bagging the samples up in bean bags and properly labeling and securing them with wire ties, and storing them inside secure buildings to keep them away from the harsh winter weather conditions. In addition, the primary author made certain to store all of the relevant hard paper copies of the 2008 drill hole assay certificates and other drill hole data (e.g. geology logs, down hole survey, collar survey, sample transmittals, geotechnical logs, and QA/QC assay data) in the appropriate binders in the main Jerritt Canyon drill hole library.

The Queenstake historical drill hole geology logs and assay data for the Jerritt Canyon property were mostly stored in the Elko Exploration office at the time of the mine shutdown in August 2008. The primary author was also responsible for securing and moving all of the Jerritt Canyon exploration data, including the drill hole geology logs and assay certificates and historic geology maps and claim maps from the Elko office to the Administration Building at the Jerritt Canyon mine. Several of the paper copies of the drill hole logs were also located at the Geology offices at the mine so these binders were properly filed with the other drill hole data into one central drill hole data room location.

Numerous duplicate or suspicious geology logs were checked and revised based on visual examination of the hard copy paper geological drill hole logs. It was noticed in mid- to late 2010 that numerous data gaps existed in the surface drill hole database for both Geology and Assay records. So a geologist was hired to help collect some of the missing assay and geology records for those areas that were a priority for future exploration or development work. The geological database revisions were documented in numerous internal memos and emails that are stored at the mine site. The addition of the historical geological and assay data to acQuire along with updating all of the 2008 and 2010 drill hole data into acQuire allowed the modeling work at SSX-Steer and Smith to proceed on schedule and also allowed more geological and assay data to be used in the new models.

In addition to the acQuire database work, QA/QC protocols and procedures were reviewed and new guidelines were made which are described in Section 11.3. Other data verification was performed during the modeling work and in the construction of the block models and are described in Section 15.1. All details pertaining to the 2008 and 2010 QA/QC programs are listed in Section 11.3 and Appendix C.

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12.2.1     2008-2010 Drill Hole Data Audit

A drill hole data audit was performed on the 2008 to 2010 drill hole assay data by Jerritt Geology staff in May 2010. The drill hole data stored in acQuire for certain drill hole records were compared with original assay certificates from the Jerritt Canyon assay lab and the commercial labs. The details of this audit are shown in Table 12.2.1 below. A total of 16% of the 2008 and 2010 total assay records were reviewed for this data audit. The details of this audit are stored on the computer server at the mine.

Table 12.2.1: Summary of Jerritt Canyon 2008-2010 Assay Database Audit

Year and Type of Drill Hole Reviewed For the Data Audit	New Drill Holes Used for the January 1, 2011 Model
	No. of Drill Holes Reviewed	No. of Assay Records Reviewed	Total No. of Reviewed Assay Records in the acQuire DB with Noted Data Entry Errors (1)	Total No. of Existing Assay Records in the DB	Percentage of Assay Records Reviewed for this Audit
2008 UG Exploration/Resource Conv. 2008 UG Production 2008 Surface Exploration 2010 UG Production 2010 UG Exploration/Resource Conv.	27 79 11 79 8	2,654 3,160 2,255 1,580 1,764	6 21 40 65 0	8,842 25,096 21,547 15,425 1,764	30% 12% 10% 10% 100%
Total Number of Items Reviewed	204	11,413	132	72,674	16%

Notes:	(1)	Data entry errors determined by comparing data from the original assay certificate vs. the data in the acQuire drill hole database;
	(2)

2008 production drill holes had no paper copies of original assay certificates so review of these data consisted of reviewing the paper copy assays assumed to be generated from LIMS or acQuire vs. the data stored in acQuire

	(3)	DB = database

Only 132 out of the 11,413 reviewed 2008 to 2010 drill hole assay records reviewed (1.2 percent) were found to contain different assay values in the acQuire database when compared with the original assay certificate. Most of these errors are likely the result of: (1) assay reruns for drill holes that were analyzed at the Jerritt Canyon assay lab which were not documented or copied into the paper drill hole files, or (2) data import errors related to data that was occasionally hand-entered. No conflicting assay data values were found for the 2010 underground exploration (diamond drill hole) assays conducted by ALS. The low amount of data input errors found in the 2008 and 2010 assay data verifies the significant amount of effort that the post-August 2008 Jerritt Geology group expended to create a robust drill hole database to help support a revised geologic model. A total of 4 percent of the reviewed 2008 underground exploration drill holes from the Smith mine contained no original assay certificate; these assay certificates should be pursued by Jerritt geological staff to fully update the drill hole files. The 132 corrected drill hole assay records will be fixed for future models.

Additional results of the drill hole audit indicate that the former Jerritt geology staff (pre-August 2008) did not routinely store paper copies of the original assay certificates for the underground production drill holes. Most of the Jerritt Canyon assays were directly loaded from LIMS output files directly into the acQuire Production drill hole database.

There are several instances where the Jerritt Canyon assay certificates contain formatting errors which do not allow the straight import of the data into acQuire. For these cases, the acQuire data entry person must determine what the error is and physically revise the assay spreadsheet in order to correctly import the data into acQuire. The assay lab reports must follow the protocols and formats that have been defined for the final assay certificates in order to allow the efficient flow of assay data into acQuire.

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The Geology department has largely completed the task of storing drill hole logging information and assay data into the acQuire databases. Assay data is directly downloaded from the lab (both commercial and Jerritt Canyon's) and goes through automatic and visual validations before being recorded, thus eliminating most data entry errors.

The Qualified Person for this report, Todd Johnson, has independently verified the quality of the drill hole data (both collar information and gold assays) used for the current resource and reserve work and finds it adequate for use in the current study. It is the primary author's opinion that Jerritt Canyon is conducting exploration and development sampling and analysis programs using standard practices and that the data can be effectively used in the estimation of resources and reserves. It is recommended that the logging of geological drill hole data that is currently being done on paper using pencils, be done on the computer or hand-held digital device in order to standardize the pick lists and more efficiently process the data in the future.

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Jerritt Canyon NI 43-101 Technical Report

13       Adjacent Properties (Item 17)

The Big Springs District is located approximately 10 miles north of the Jerritt Canyon property in the northernmost portion of the Independence Mountains, Elko County, Nevada and contains several small NI 43-101 inferred resources (Big Springs, Dorsey Creek, and Mac Ridge) reportedly totaling 1.2 million ounces using a 0.025 opt Au cutoff (Peatfield and Rozelle, 2006). These resources are currently owned by Victoria Gold Corp. The Golden Dome and Jack Creek exploration properties are also located near the Big Springs District.

The Big Springs District was previously operated by former owners and operators at Jerritt Canyon and reportedly produced 386,000 ounces of Au from seven separate open pit deposits (Adams, 1996). A heap leach facility was constructed in 1987 and the first gold pour occurred in September 1987 (Adams, 1996). A 1000 – tpd mill and fluid bed roaster became operational in May of 1989 (Adams, 1996). The deposits are structurally controlled and occur primarily in allochthonous rocks of the Devonian to Permian Schoonover Sequence (Adams, 1996). There is currently no mining activity at the Big Springs District.

The Qualified Person for this report, Todd Johnson, has not verified the above resource information for the Big Springs District published by Peatfield and Rozelle (2006). In addition, the information provided in the Technical Report by Peatfield and Rozelle (2006) and in Adams (1996) is not necessarily indicative of the mineralization on the Jerritt Canyon property.

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Jerritt Canyon NI 43-101 Technical Report

14       Mineral Processing and Metallurgical Testing (Item 18)

The mineral processing operation at Jerritt Canyon is very complex and is one of only three processing plants in Nevada that uses roasting in its treatment of refractory ores. Initially, Jerritt Canyon was designed to process oxide and mildly refractory gold ores by conventional cyanidation using chlorine gas for pre-oxidation of the refractory ores. In 1989, the roasting circuit was added to the process for the treatment of highly refractory ores which are now being mined and processed at Jerritt Canyon.

The unit operations at the Jerritt Canyon processing plant are comprised of the following circuits:

  Primary crushing;

  Secondary crushing;

  Fine ore drying;

  Tertiary crushing;

  Dry grinding;

  Roasting;

  Carbon-in-leach (“CIL”) with cyanidation and carbon adsorption;

  Carbon stripping;

  Carbon reactivation;

  Merrill-Crowe process using zinc cementation of gold and silver;

  Precipitate refining;

  Oxygen plant;

  Water evaporation pond; and

  Tailing impoundment.

A simplified flow sheet of the mineral processing operation is shown in Figure 14-1. Figure 14-2 shows an overview of the processing facilities. Table 14.1 summarizes the operating parameters for the processing plant.

Table 14.1: Operating Parameters for the Jerritt Canyon Processing Plant

Operating Parameter	Units	Value
Processing Capacity Rate	tons/Year (1)	1,576,800
Processing Capacity Rate	tons/Day	4,320
Ore Grade (2)	oz Au/ton	0.167
Gold Recovery	%	89.0
Operating Cost (3)	$/ton Processed	32.00

(1)	Tons/year reflect ore from Jerritt Canyon and purchased ore.
(2)	Ore grade is the forecasted grade of Jerritt Canyon ore for 2011.
(3)	$32.00 for 2011

As noted in Section 4.2, the Jerritt Canyon processing plant is currently under a production restriction of 180tph through its two roasters. Stack tests are being done on a periodic basis to make sure that Queenstake adheres to the emissions thresholds listed in the Consent Decree or agreed to with the NDEP.

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Figure 14-1: Simplified Ore Processing Flowsheet for the Jerritt Canyon Mine

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Jerritt Canyon NI 43-101 Technical Report

Figure 14-2: Jerritt Canyon Ore Processing Facilities

Crushing Circuit
Dry Mill
Ore Dryer
Roaster
Oxygen Plant
Roaster Thickener
Compressors
Crushed ore stockpile
Cooling Towers
ROM
Cooling Pond
Stockpiles
Mobile Carbon Columns
Primary Crushing
Wash Down Pond
Wet Grinding (currently not in service)
N
Warehouse
Mobile Plant Shop
Administration Building
Lab
CIL
Refinery
0 200
Scale in Feet

Yukon-Nevada Gold Corp. File Name: Mill Processing Facilities.ppt	Jerritt Canyon Property Elko County, NV	Jerritt Canyon Ore Processing Facilities Date: June-10-2011 Approved by: TJ

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Jerritt Canyon NI 43-101 Technical Report

The Smith underground mine is currently the primary local mine source feeding the mill with approximately 1,000 ore tons per day. The Jerritt Canyon ore stockpiles are another major mill feed source at the site.

Once mining is recommenced at SSX-Steer mine in the third quarter of 2011, Queenstake expects an additional 1,250 tons of ore per day to feed the mill. Once the Starvation Canyon mine is operational perhaps by the end of 2012, it will contribute 300 to 500 ore tons per day to the mill. Other ore sources to help feed the mill include those from Newmont at their Carlin mining operations located approximately 21 miles west of Elko, Nevada. Other nearby mines or ore sources owned by various companies in the region are currently being assessed for potential business opportunities by the Queenstake and YNG staff to help feed the Jerritt Canyon mill. The LoM plan in this report is targeting 3,600tpd mill throughput. Queenstake is targeting 4,000 tons of production through the mill by the third quarter of 2011.

A significant portion of the Jerritt Canyon ores contain high amounts of clays and moisture during the winter months. These cause serious handling problems in the plugging of chutes in the crushing circuits. As a result of these conditions, the processing plant capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed, due to snowfall and ice.

A scheduled mill shutdown is planned for two weeks in September in 2011 for maintenance and also to replace and move the ore dryer to the front end of the mill circuit. Instead of drying ore after secondary crushing, the new ore dryer will dry ore after primary crushing which will increase the drying efficiency. The new dryer will also be sized larger to handle more ore. In addition, the material handling (conveyors) after the secondary crusher will also be re-arranged and optimized during the planned September mill shutdown.

In early 2009, the construction of a water evaporation pond was finalized at the mine site. It is located due south of the existing tailings storage facility (TSF1). The capacity of the evaporation pond is for 523 million gallons of water. The operational level of the evaporation pond is 427 million gallons. It was designed to help increase the storage capacity of the existing TSF1, has double-leak detection, and utilizes electric Landshark evaporators.

A new tailings storage facility (TSF2) is currently being designed and permitted (see Figure 14-1) and construction will begin in the summer of 2011. The planned TSF2 will include two HDPE-lined facilities: a tailings storage facility (TSF2), and a water storage reservoir (WSR). Phase 1 TSF2 will cover approximately 73 acres. The WSR will cover approximately 62 acres. Phases 1 and 2 of TSF2 will each have a capacity of 4.5 million tons of tailings stored at 85 pcf, for a total of 9 million tons.

Additional design data for the planned TSF2 is provided in Table 14.2 below and taken from Queenstake Resources USA, Inc. and SRK Consulting, Inc. (2010).

Table 14.2: Design Criteria for the TSF2

Embankment Phase	Outside Toe Elevation (ft amsl)	Inside Toe Elevation (ft amsl)	Crest Elevation (ft amsl)	Final Embankment Height (ft)
Phase 1	6,269	6,322	6,372	103
Phase 2	6,260	6,322	6,403	143

Notes: Data from Queenstake Resources USA, Inc. and SRK Consulting, Inc. (2010)

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Figure 14-3: Construction Plan for the TSF2 and WSR

Existing Mill Facilities
See Figure 14-2 for Details
NORTH
0 800
SCALE IN FEET
TSF1
Existing Smith Mine Haul Road
Existing Evap Pond
WSF
E. Basin
WSF
W. Basin
TSF2
LEGEND
TSF1 = Existing Tailings Storage Facility
TSF2 = Proposed Tailings Storage Facility
WSF = Proposed Water Storage Facility
Evap = Evaporation
Planned Construction in green
Existing Mine Access Road

Yukon-Nevada Gold Corp.	Jerritt Canyon Property Elko County, Nevada	New TSF2 and WSR Construction Plans Date: June 15, 2011 Approved by TJ

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Jerritt Canyon NI 43-101 Technical Report

Table 14.3 contains historic production and cost data for the Jerritt Canyon processing plant as well as the budgeted figures for 2011. The Jerritt Canyon process plant operated at only 64% of its design capacity in 2007 due to bull gear problems with the grinding mill. The bull gear was replaced in second quarter 2006. The mine shutdown in August 2008 significantly impacted total mill production figures for 2008 and 2009. In addition unaccounted and “lost” ounces in 2009 and 2010, respectively, along with unexpected NDEP charges increased the processing costs and total costs for these years.

Table 14.3: Jerritt Canyon Historic and Budgeted Process Production and Cost Data

		Actual	Actual	Actual	Actual	Actual	Budget
Operating Data	Units	2006	2007	2008	2009	2010	2011
Production Data
Tons Processed:
Annual (1)	000's tons	974	900	338	UNK	600	979
Daily Average	Tons	2,667	2,466	2,128 (1)	UNK	1,862 (1)	2,500 (2) (6)
Ore Grade	oz Au/ton	0.211	0.217	0.160	UNK	0.123	0.157
Recovery	%	86.2	87.0	87.3	86.3	88.2	89.0
Gold Production (3)	000's oz	170	170	45	10	65	140
Cost Data
Annual Total Cost (4)	$000's	29,602	29,217	17,508	10,437	22,150	38,888(8)
Unit Processing Costs:
Ore	$/ton Milled	30.41	27.78	51.75	UNK	36.94(5)	39.72(6) /32.00
Gold	$/oz Au	157.25	146.98	391.68	1,068.30 (7)	340.23(5)	277.77

(1)	Includes actual tonnage (dry) for purchased ores in 2008 and 2010; the plant only operated for 159 days in 2008;
(2)	2011 budget assumes two week down time in September for maintenance and mill upgrades; 2011 data includes actual tons, grade, and Au production from January to April;
(3)	Includes purchased ores for actual 2006, 2007, 2008, 2010, and the first 4 months in 2011;
(4)	Annual total cost excludes Newmont inventory cost;
(5)	Processing cost for 2010 is high due to the “loss” of approximately 2,700 oz Au in the process circuit and some large NDEP charges;
(6)

Delays in implementing the new mine plan for 2011 have resulted in reduced mill throughput for 2011 and therefore has resulted in increased unit processing costs; $32.00/ton Milled was the processing cost used for reserve determinations and was based on earlier years (with slight upward adjustments) when the mill was operating near steady state conditions; Mill production is expected to reach 4,000 tons per day by October 2011;

(7)

The unit processing cost is high due to poor record keeping of tons processed through the mill by the contract mill operator, because of low Au production for the year, and because the plant only operated for 139 days in 2009;

(8)	The 2011 budgeted milling cost includes variable and fixed costs for the year

In March 2006, an agreement was reached between Queenstake and Newmont Canada Limited (Newmont) whereby a minimum of 500,000 tons of ore per year from Newmont operations would be purchased by Queenstake and processed through the Jerritt Canyon processing plant. This agreement was in effect for two years (2006 and 2007) with an option for three additional years (2008-2010). New agreements were made with Newmont on October 25, 2010 that called for the delivery of 2,000 ore tons/day until December 31, 2010. A subsequent agreement with Newmont signed in April 2011, allows deliveries of Newmont ore to continue until December 31, 2011 with no specified quantities dictated in this agreement. Queenstake understands that Newmont has abundant ore available to purchase and process through the Jerritt Canyon mill facility; representatives from both companies are in communications with each other with respect to this issue. These additional tons from Newmont, in combination with ore materials from Jerritt and other possible sources, will bring the processing plant to full capacity and will have a significant impact in reducing the process operating costs per ton of ore which is reflected in Table 14.2.

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Queenstake forecasts 2011 gold production to be approximately 140,390 ounces from 979ktons of total ore feed. The average gold recovery is forecast to be 89% for 2011.

The authors of this report consider the projected production and cost estimates achievable, especially with the expected startup of the SSX-Steer mine complex in the third quarter of 2011. The agreement with Newmont to purchase additional ore will help provide additional ore feed for the Jerritt Canyon mill on an as-needed basis.

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Jerritt Canyon NI 43-101 Technical Report

15       Mineral Resource and Reserve Estimate (Item 19)

15.1      Mineral Resource Estimate

In 2010, YNG updated the Jerritt Canyon resource estimate incorporating additional drilling from the 2008 to 2010 drill campaigns. An additional 2,178 drill holes were added since the last NI 43-101 report (SRK, 2008). The 2010 resource estimates were done by Karl Swanson, independent consultant, SME, MAusIMM and Todd Johnson, VP Exploration Yukon Nevada Gold Corp., P.E. using the Vulcan Software version 7.5 service pack one. This new NI 43-101 resource estimate reinterpreted the 0.10 opt grade shells and created a geologic model within specific areas of the Jerritt Canyon claim boundary.

Three new block models were created in Vulcan Software for the January 1, 2011 Jerritt Canyon NI 43-101; Smith, SSX, and Starvation. The SSX block model includes the SSX, Steer, Saval, and West Mahala deposits.

The deposits at Jerritt Canyon which were re-estimated and new resources and/or reserves calculated since the last NI 43-101 report (SRK, 2008) are:

Smith
SSX-Steer
Saval
Starvation
West Mahala
Wright Window

The deposits which have the same resources as the 2008 NI 43-101 are:

Burns Basin
California Mtn.
Coyote Zone 10
MCE
Mill Creek
Murray
Murray Zone 9
Pie Creek
Road Canyon
Waterpipe II
Winters Creek

Therefore all supporting documentation for the unchanged resources is in SRK's NI 43-101 technical report (SRK, 2008).

The stockpiles reposing at the mine portals or remaining from earlier open pit extraction are included in the resource table.

15.1.1     Drill Hole Database and Compositing

The drill hole database is stored in acQuire at Jerritt Canyon in two parts; one for surface drilling and the other for underground or production drilling. As of December, 2010, the surface database contained 14,873 drill holes with 1,439,047 assay entries and 224,843 geology entries. The production database contained 36,653 drill holes with 464,854 assay and 35,081 geology entries.

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The acQuire data is extracted to .csv tables which are then loaded into Vulcan. There are four tables extracted for each database, surface and production. The tables are: collar, survey, assay, and geology. The tables contain the following variables:

  Collar - HoleID, Easting, Northing, Elevation and Total Depth;

  Survey - Downhole Depth, Azimuth, and Dip;

  Assay - From, To, Sample ID, gold assay (AuFA), Flag, Zone, and Domain;

  Geology – From, To, Formation Code, Lithology Code, Alteration Code, and Alteration Intensity Code. Table 15.1.1.1 lists the formation codes at Jerritt.

Table 15.1.1.1: Geology Database Formation Code

Code	Formation Name	USGS Description
0	No Data	n/a
1	Hanson Creek 1	SOhc1
2	Hanson Creek 2	SOhc2
3	Hanson Creek 3	SOhc3
4	Hanson Creek 4	SOhc4
5	Hanson Creek 5	SOhc5
6	Eastern Facies	EF
7	Roberts Mountain	DSrm
9	Alluvium	Qal
10	Eureka Quartzite	Oe
16	Pogonip	Op
20	Snow Canyon	Osc
25	McAfee Quartzite	Om
30	Waterpipe	Mwp
40	Intrusive	Jki
60	Volcanics	Tv
94	No Data	n/a
95	No Data	n/a
97	No Recovery	n/a
98	No Data	n/a
99	Dump	n/a

Some production drill holes were rejected from the Smith and SSX-Steer modeling areas due to bad collar or downhole survey data or from suspect assay data. Only one surface hole (ST-256 in SSX) was rejected. Tables 15.1.1.2 and 15.1.1.3 show the number of holes and total drill feet rejected per deposit.

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The following is a list of names of the production drill holes rejected for the current resource study.

SMI-P10039	SMI-P10040	SMI-P10041
SMI-P10042	SMI-P20204	SMI-P20237
SMI-P21016	SMI-P21018	SMI-P30243
SMI-P30244	SMI-P30251	SMI-P30278
SMI-P30279	SMI-P30282
SSX-M60034	SSX-P10024	SSX-P10322
SSX-P10323	SSX-P10880	SSX-P50111
SSX-P50230	SSX-P50245	SSX-P50246
SSX-P50377	SSX-P60106	SSX-P60141
SSX-P60142	SSX-P60156	SSX-SX-006
SSX-SX-076	SSX-SX-110	SSX-SX-114
SSX-SX-115	SSX-SX-145	SSX-SX-146
SSX-SX-164	SSX-SX-451	SSX-SX-467
SSX-SX-546	SSX-SX-579	SSX-SX-618
SSX-SX-690	SSX-SX-771	SSX-SX-788
SSX-SX-799	SSX-SX-864	SSX-SX-911
SSX-SX-919	SSX-Z10359	SSX-Z11338
SSX-Z11584	SSX-Z11889	SSX-Z12028
SSX-Z12030	SSX-Z12031	SSX-Z12117
SSX-Z12361	SSX-Z12866	SSX-Z12974
SSX-Z13356	SSX-Z13358	SSX-Z13364
SSX-Z13722	SSX-Z20233	SSX-Z20621
SSX-Z22210	SSX-Z22991	SSX-Z23072
SSX-Z23319	SSX-Z23497	SSX-Z40344
SSX-Z50007	SSX-Z50252	SSX-Z50485
SSX-Z50723	SSX-Z50724	SSX-Z50725
SSX-Z54259	SSX-Z60481	STR-P70090
STR-P70100	STR-P70104	STR-S10247
STR-SR-003	STR-SR-013	STR-SR-025
STR-X70015	STR-Z70071	STR-Z70226
STR-Z70306	STR-Z70403	STR-Z70410
SSX-Z70462

Table 15.1.1.2: Summary of Surface Drill Holes by Deposit

Area	Used for Modeling			Rejected			Total
	No. of Holes	Length Drilled	Length Sampled	No. of Holes	Length Drilled	Length Sampled	No. of Holes	Length Drilled	Length Sampled
SMITH SSX-STEER SAVAL STARV WRIGHT W MAHALA	1610 1857 1302 247 207 97	1,515,572 1,434,369 597,075 165,715 69,035 126,284	1,515,572 1,434,369 597,075 165,715 69,035 126,284	1	700	700	1610 1858 1302 247 207 97	1,515,572 1,435,069 597,075 165,715 69,035 126,284	1,515,572 1,435,069 597,075 165,715 69,035 126,284
Total	5,320	3,957,206	3,957,206	1	700	700	5,321	3,957,906	3,957,906

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Table 15.1.1.3: Summary of Underground Production Drill Holes by Deposit

Area	Used for Modeling			Rejected			Total
	No. of Holes	Length Drilled	Length Sampled	No of Holes	Length Drilled	Length Sampled	No. of Holes	Length Drilled	Length Sampled
SMITH SSX-STEER SAVAL STARV WRIGHT W MAHALA	6,675 21,316 73 0 0 0	496,510 1,456,378 9,155 0 0 0	496,510 1,456,378 9,155 0 0 0	14 79	390 9100	390 9100	6,689 21,395 73 0 0 0	496,900 1,465,478 9,155 0 0 0	496,900 1,465,478 9,155 0 0 0
Total	27,991	1,962,943	1,962,943	93	9490	9490	28,084	1,971,533	1,971,533

The raw assay data in the drill holes was used to digitize the grade shell polygons on cross section. Once finished the assays were flagged by the grade shell polygons and the flag name stored in the FLAG field in the assay database. The ZONE field was then assigned a generic name for all of the assays that were flagged inside the grade shells. This allowed the high-grade assays to be discerned from the low-grade assays outside of the grade shells. Each deposit has its own naming convention.

Composites were calculated down hole on 5 foot intervals with the composite starting and stopping at each change in the FLAG name. Therefore there is no mixing of composite grades between the high-grade and low-grade assays. Table 15.1.4.1 in Section 15.1.4 Statistics and variography shows the number of composites for each deposit.

15.1.2     Geology and Grade Shell Modeling

At Jerritt Canyon, most gold mineralization occurs within lenticular bodies with relatively sharp hanging wall and footwall boundaries. These bodies generally follow the Roberts Mountain (DSrm) to Hanson Creek (Ohc) Formation contact as well as the Hanson Creek 3 (Ohc3) to Hanson Creek 4 (Ohc4) contact. The Hanson Creek Formation (Ohc) is the primary host for gold at Jerritt Canyon.

The gold mineralization is controlled by structures crossing these stratigraphic contacts and the favorable bedded geology at the contacts. In addition, shallow anticline structures allow the mineralization to be trapped and "pond" at the change in bedded geology. These important formation contacts were modeled on 100 foot east-west cross sections prior to modeling the mineralized bodies (grade shells).

The grade shells were modeled on 50 foot and locally 25 foot north-south cross sections based on the geologic contacts and grade continuity. These grade shells were modeled at a 0.10 opt Au cutoff using Vulcan software. From the cross section polygons, 3-D grade shell solids were built. The grade shell polygons are used to flag the drill hole assays and the grade shell solids are used to build the blocks in the block model.

The Smith model consists of 112 grade shells which generally trend northwest along three main zones and a fourth smaller zone. An anticline ridge intersects the three zones along a northeast strike. The northernmost zone plunges shallowly away from the anticline ridge intersection and dips gently to the north. The center and southern zones only plunge southeast from the anticline ridge and dip shallowly in all directions. The fourth zone is northwest of the anticline ridge line and between the central and south zones. The fourth zone dips to the north-northwest. Therefore the grade shells all together define an anticline which trends northeast-southwest which intersects three main northwest trending mineralized zones which plunge gently away from the anticline ridge.

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The color legends for the Jerritt Canyon deposit plots are in Figure 15-1. Figure 15-2 shows a plan view of the grade shells and geologic trends of the Smith block model (colors represent separate grade shell shapes). Figure 15-3 shows a north-south cross section of Smith looking west at 400,150E showing the gold grade colors on drilling, the 0.10 opt grade shells in pink hatch color, and the contacts of the major formations.

Figure 15-1: Jerritt Canyon Color Legends

Figure 15-2: Plan View of 0.10 opt Grade Shells at Smith

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Figure 15-3: Section View of Smith Grade Shells at 400150E

The SSX model consists of 216 grade shells which generally trend east-west with a northwest trending anticline in the SSX deposit. The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and migrate through Ohc to the Ohc3-Ohc4 contact

Figure 15-4 shows a plan view of the grade shells for the SSX block model. Figure 15-5 shows a north-south cross section of SSX looking west at 391,400E showing the gold grade colors on drilling, the 0.10 opt grade shells in pink hatch color, and the contacts of the major formations.

Figure 15-6 shows a north-south cross section of Saval looking west at 388,550E showing the gold grade colors on drilling, the 0.10 opt grade shells, and the contacts of the major formations.

Figure 15-7 shows a north-south cross section of West Mahala looking west at 395,175E showing the gold grade colors on drilling, the 0.10 opt grade shells in pink hatch color, and the contacts of the major formations.

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Figure 15-4: Plan View of 0.10 opt Grade Shells at SSX-Steer

Figure 15-5: Section View of SSX Grade Shells at 391400E

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Figure 15-6: Section View of Saval Grade Shells at 388550E

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Figure 15-7: Section View of West Mahala Grade Shells at 395175E

The Starvation model consists of five main grade shells that were divided into a total of nine shells which generally trend east-west with a northwest trending structure which contorts and steepens the grade shells on the northern edge and steepens the dip to near vertical in the east. The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and exist within Ohc to the Ohc3-Ohc4 contact. The grade shells range in depth from 6,800 to 7,200 feet in elevation.

Figure 15-8 shows a plan view of the grade shells for the Starvation block model. Figure 15-9 shows a north-south cross section of Starvation looking west at 369,800E showing the gold grade colors on drilling, the 0.10 opt grade shells, and the contacts of the major formations.

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Figure 15-8: Plan View of 0.10 opt Grade Shells at Starvation Canyon

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Figure 15-9: Section View of Starvation Grade Shells at 369800E

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15.1.3     Specific Gravity and Density

The tonnage factor used for all Jerritt Canyon intact rock is 12.6 cubic feet per ton which is a density of 0.0794 tons per cubic foot.

The factor is based on testing done in 2000 at the University of Nevada, Reno and Chemex lab on a total of 67 samples. The weighted tonnage factor returned on the samples was 12.616. Since then 50 samples from Smith Zone 4 (Mahala) and 5 from Steer were analyzed by Zonge Engineering and Research of Tucson, Arizona. The average for Smith Zone 4 was 12.45 cubic feet per ton, which is slightly heavier than the average used for all the mines and the average for Steer was 13.0 cubic feet per ton, which is slightly lighter. Additional tests were done in 2005 on 22 ore grade samples and 24 waste samples from Starvation Canyon. The results were 11.8 cubic feet per ton for the ore grade samples and 12.2 for the waste samples, both of which are heavier than the 12.6 average used at the mines.

The tonnage factor for dump and stockpile material on the surface is 17.6 cubic feet per ton or a density of 0.0568 tons per cubic foot.

The tonnage factor for cemented rock fill used underground is 15.4 cubic feet per ton or a density of 0.0649 tons per cubic foot.

15.1.4     Statistics and Variography

The SSX block model incorporates the SSX, Steer, Saval, and West Mahala deposits. Statistics and variograms were calculated for all of these deposits within the SSX block model as a whole and is referred to as "SSX" in the tables and figures.

Statistics were calculated for Smith, SSX, and Starvation using the 5 foot composites within the 0.10 opt cutoff grade shells. The gold composite histogram and cumulative frequency plots are shown in Appendix C and summarized in Table 15.1.4.1.

Table 15.1.4.1: Summary of Statistics by Model

Model	#Comps	Min	Max	Mean	Std Dev	Coeff of Var
Smith SSX Starv	56,194 119,003 67	0.0005 0.0002 0.0020	7.1900 50.2590 1.3350	0.2343 0.2575 0.2828	0.2943 0.3081 0.2001	1.2562 1.1966 0.7074

A cap grade was determined from the grade shell composites for each deposit. The composites are plotted in Excel in descending order of grade and the cap grade picked from the graph. The plots are in Appendix D. The cap grade is used during estimation as described in Section 15.1.6 Resource Estimation and Block Calculations. Table 15.1.4.2 shows the cap for each deposit.

Table 15.1.4.2: Cap Grade by Model

Model	Cap Grade	#Comps Affected
Smith SSX Starv	3.50 3.50 0.80	31 8 15

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Variograms were generated in the SAGE2001 software from the 5 foot composites within the grade shells for each deposit. The variograms were modeled in SAGE using the exponential model option with a practical range. The variogram model is output from SAGE using the custom LLL-ZYX option. The model data for the two structures is entered into the Vulcan estimation parameters as the kriging weights for the ordinary kriging estimation of gold. Table 15.1.4.3 shows the Vulcan kriging estimation parameters per deposit and Appendix D contains the SAGE reports and variogram plots.

Table 15.1.4.3: Ordinary Kriging Parameters by Model

Deposit	Structure	Nugget	Sill Diff	Bearing	Plunge	Dip	Major (ft)	Semi (ft)	Minor (ft)
Smith Smith SSX SSX Starv Starv	1 2 1 2 1 2	0.200 0.200 0.227 0.227 0.142 0.142	0.615 0.185 0.697 0.077 0.521 0.337	127 125 25 128 81 173	91 -39 85 -85 61 24	-1 1 19 9 83 46	29 600 22 160 13 62	25 56 21 232 73 265	37 137 26 742 53 156

15.1.5 Block Models

Three new block models were created in Vulcan Software for the January 1, 2011 Jerritt Canyon NI 43-101; Smith, SSX, and Starvation. The SSX block model includes the SSX, Steer, Saval, and West Mahala deposits. The Wright Window block model was created in Meds-Minesight software in 2007 and imported into Vulcan Software in 2011 so that a new open pit reserve could be calculated.

The block model file names are:

jcsmith_final_may2011.bmf
jcssx_final_march2011.bmf
jcstarv_sept2010_v2.bmf
jcwwo603_meds_may2011.bmf

Details from the header files of the four block models are given in Appendix E.

The Smith block model was constructed using variable block sizes, sub-blocking down to 5x5x5 feet at the edges of triangulations. All blocks within the 0.10 opt grade shells are 5x5x5 feet. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The low grade blocks outside of the 0.01 opt grade shells have a maximum size of 20x20x20 feet but ranging in size in increments of 5x5x5 feet near the grade shells. The block model origin (lower left corner) is 397000E, 403000N, 5700EL and the upper right hand corner is 408200E, 411000N, 8000EL. The X length is 11200 feet, Y length is 8000 feet and the Z length is 2300 feet.

The SSX block model was constructed using variable block sizes, sub-blocking down to 5x5x5 feet at the edges of triangulations. All blocks within the 0.10 opt grade shells are 5x5x5 feet. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The low grade blocks outside of the 0.01 opt grade shells have a maximum size of 20x20x20 feet but ranging in size in increments of 5x5x5 feet near the grade shells. The block model origin (lower left corner) is 384500E, 404000N, 6200EL and the upper right hand corner is 397000E, 411000N, 7600EL. The X length is 12500 feet, Y length is 7000 feet and the Z length is 1400 feet.

The Starvation block model was constructed using a 10x10x10 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges of triangulations. All blocks within the 0.10 opt grade shells are 5x5x5 feet. The topo surface was also defined at a 5x5x5 foot resolution. The low grade blocks outside of the 0.01 opt grade shells have a maximum size of 10x10x10 feet but ranging in size in increments of 5x5x5 feet near the grade shells. The block model origin (lower left corner) is 368400E, 378000N, 6700EL and the upper right hand corner is 370700E, 379500N, 7800EL. The X length is 2300 feet, Y length is 1500 feet and the Z length is 1100 feet.

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The imported Wright Window block model was constructed using 15x15x15 foot blocks. The topography is represented as a percentage of the block below the topo surface (intact rock). The block model origin (lower left corner) is 371950E, 418005N, 6040EL and the upper right hand corner is 374305E, 420540N, 6595EL. The X length is 2355 feet, Y length is 2535 feet and the Z length is 555 feet.

Triangulations are used to create the block models. The modeled geologic formation surfaces were used and the names stored in the FM field. The names in the FM field are sdrm, ohc3, ohc4, osc, oe, and dump. Grade shell solid names were stored in the SHELL field as well as "low" for the low-grade blocks outside of the grade shells. At SSX the as-built underground solids were used to name blocks "asb" in the SHELL field. At Smith, the as-built underground solids named blocks "mined" in the MINED field if the block centroid was within the solid or "intact" if outside. The ZONE field is the same as SHELL except that the individual grade shell names for the blocks within the grade shells are replaced by a single name, "smith," "ssx," or "starv."

At Jerritt Canyon, the current topography surface (July 2004 aerial survey) was used to define air blocks which were deleted from the block models. At Smith and SSX, two topo surfaces were used to define air and dump blocks. The dump blocks are any blocks between the deepest pit topography and the current topo which would define backfill in the pit or blocks that are between original topo and current topo where a current dump exists.

The DOMAIN field is used at Smith to define the two limbs of a general anticline with the names "nw" and "se." These names were used to estimate the low-grade blocks with different estimation ellipse orientations.

The block model variables are listed in Table 15.1.5.1.

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Table 15.1.5.1: Block Model Variables

Block Model(s)	Variable	Default	Type	Description
Smith SSX Starv Smith SSX Starv Smith SSX Starv Starv Smith SSX Smith Smith SSX Wright	shell zone domain rock fm mined classname	none none none none none none none	name name name name name name name	grade shell hi low geology domain lithology formation ug depletion meas ind inf
Smith SSX Starv Smith SSX Starv Smith SSX Starv Smith SSX Starv Wright Smith SSX Starv Smith SSX Starv	au_ok au_id3 au_nn density nsamp nhole	-99.0 -99.0 -99.0 -99.0 -99.0 -99.0	float float float float float float	ordinary kriging inverse distance cubed nearest neighbor inverse tonnage factor number of samples number of holes
Smith SSX Starv Smith SSX Starv Smith SSX Starv Smith SSX Starv Smith SSX Starv	avgdist neardist class class kvar flag_au	-99.0 -99.0 -99.0 -99 -99.0 -99.0	float float float integer float float	average distance nearest distance 1=meas 2=ind 3=inf 1=meas 2=ind 3=inf kriging variance estimation flag for ag
Smith Wright Wright Wright Wright Wright Wright Wright Wright	density_now aukrg auhi aulow probh probl dist comp topo	-99.0 -99.0 -99.0 -99.0 -99.0 -99.0 -99.0 -99.0 -99.0	double double double double double double double double double	dump, asb, mined PACK kriging hi estimate low estimate probability of hi probability of low dist to nearest sample #of samples in estimate percent of block intact
Smith SSX Starv Wright
Smith SSX Starv Wright
Smith SSX Starv Wright
Smith SSX Starv Wright
Smith SSX Starv Wright
Smith SSX Starv Wright
Smith SSX Starv Wright
Smith SSX Starv Wright
Smith SSX Starv Wright
Smith SSX Starv Wright	volume xlength ylength zlength xcentre ycentre zcentre xworld yworld zworld		predefined predefined predefined predefined predefined predefined predefined predefined predefined predefined

15.1.6     Resource Estimation and Block Calculations

Three resource estimation methods were run on the gold grade in the block models used for the January 1,2011 NI 43-101 report at Jerritt Canyon. These estimation methods are ordinary kriging (au_ok), inverse distance cubed (au_id3), and nearest neighbor (au_nn). The Smith and SSX models used the ordinary kriging estimate for the calculation of resource and reserves whereas Starvation used the inverse distance cubed estimate due to the wider spaced drill data and no production data. Table 15.1.6.1 shows the estimation method used in reporting by deposit or area for all of the deposits modeled in 2007 and 2011.

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For the Jerritt Canyon block model estimations, each of the grade shell solids had individual estimation orientations and the blocks within the grade shells were estimated using these individual search orientations with multiple passes.

For Smith and SSX, three passes were done. The first pass has conservative parameters that classify the estimated blocks as measured with a search distance of 40x40x20 feet. The second pass uses a larger search, 100x100x50 feet, and requires less samples which classifies the estimated blocks as indicated. The third and last pass at 500x500x250 feet is the least restrictive and classifies the blocks as inferred.

For Starvation, two passes were used. The first pass is basically measured and indicated at 75x75x25 feet and the second at 150x150x50 feet is inferred. A script was run after the estimations to determine the final classification.

The low grade blocks are also estimated with the same three passes but restricts samples greater than 0.10 opt grade to a search radius of 10x10x10 feet from the center of the block. The low grade estimations were divided into two domains that define the general limbs of an anticline and have different estimation orientations for each side.

During the estimations, only the composites flagged as inside the grade shells were used to estimate the blocks inside the grade shells. Likewise, only the composites flagged as outside the grade shells (low) were used to estimate the blocks outside of the grade shells.

Table 15.1.6.2 shows the estimation parameters for each deposit and pass. Appendix F shows the estimation ellipse orientations and ranges for each grade shell and pass including the low-grade estimation.

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Table 15.1.6.1: Jerritt Canyon Resource Estimation Methods by Deposit

Deposit or Area	Estimation Method
Resource and Reserve
Smith	Ordinary Kriging
SSX-Steer	Ordinary Kriging
Saval	Ordinary Kriging
Starvation	Inverse Distance Cubed
West Mahala	Ordinary Kriging
Wright Window	PACK – IDW

Resource Only
Burns Basin	IDW
California Mtn.	POLYGONAL
Coyote Zone 10	IDW
MCE	PACK
Mill Creek	IDW
Murray	PACK
Murray Zone 9	PACK - IDW
Pie Creek	IDW
Road Canyon	IDW
Waterpipe II	POLYGONAL
Winters Creek	IDW

Table 15.1.6.2: Estimation Parameters by Block Model

Area	Shell	Pass	Parent			Min Samp	Max Samp	Cap Grade	Major Radius	Semi Radius	Minor Radius	Max/ DH
			X	Y	Z
Smith Smith Smith	low low low	meas ind inf	20 20 20	20 20 20	20 20 20	8 5 2	12 12 12	0.1 0.1 0.1	10 10 10	10 10 10	10 10 10	3 3 3
Smith Smith Smith	shell shell shell	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	3.5 3.5 3.5	10 10 10	10 10 10	10 10 10	3 3 3
SSX SSX SSX	low low low	meas ind inf	20 20 20	20 20 20	20 20 20	8 5 2	12 12 12	0.1 0.1 0.1	10 10 10	10 10 10	10 10 10	3 3 3
SSX SSX SSX	shell shell shell	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	3.5 3.5 3.5	10 10 10	10 10 10	10 10 10	3 3 3
Starv Starv	shell shell	pass1 pass2	10 10	10 10	10 10	3 2	10 10	0.8 0.8	20 20	20 20	10 10	2 2

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A parent block size was used during the estimations of the block models at Jerritt Canyon. This means that the estimation is run at the centroid of the parent block and all real blocks that exist in the estimation parent block are assigned that single estimated grade. The estimation parent block size for the low grade blocks at Smith and SSX are 20x20x20 feet. The estimation parent block size for the grade shell blocks for Smith, SSX, and Starvation is 10x10x10 feet.

The cap grade determined for each deposit is used in the estimations by restricting the range that the composites with values greater than the cap can influence. The range used at Smith and SSX is 10 feet in the major orientation, 10 feet in the semi-major orientation, and 10 feet in the minor orientation for gold composites higher than 3.5 opt. This means that a block centroid must be within 10 feet of the high-grade composite in order for it to be used as one of the composites used in that estimate. The cap ranges at Starvation are 20x20x10 for gold composites greater than 0.8 opt.

A different number of composites (samples) were used for the different estimation passes for each block model. For Smith and SSX, the minimum number of samples for the measured pass is 8, for the indicated pass is 5, and for the inferred pass is 2. The maximum number of samples is 12 for all three passes. For Starvation, the minimum is 3 for the first pass and 2 for the second pass. The maximum samples at Starvation is 10 for both estimation passes.

In addition, a maximum number of composites per drill hole is used during the estimations. At Smith and SSX, the maximum per drill hole for all estimations is 3. At Starvation it is 2 for both passes.

After the estimations are run, block calculations are run with scripts to assign or calculate values to additional fields in the block models. Text names are assigned to the ZONE, CLASSNAME, and MINED variables in the block models. A density of 0.0794 tons per cubic foot is applied to all intact rock blocks.

A north-south cross section of the estimated gold grades (au_ok) for the Smith model at 400,150E is in Figure 15-10. The 0.10 opt grade shells are the polygon outlines. The color scheme is shown in Figure 15-1.

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Figure 15-10: Section View of Smith Estimated Blocks (au_ok) at 400150E

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15.1.7     Mined Depletion

Both Smith and SSX have mined out areas within the block models. These mined out areas have been depleted by either deleting or renaming the blocks. At Smith, the Dash Pit (Figure 15-12) was included in the deepest topography and all blocks above this topo and the original topo surface were named either dump or air in the FM variable. No open pits exist within the SSX or Starvation model areas.

Smith and SSX have underground mining which are tracked as surveyed and triangulated as-built solids. These solids are used to flag blocks as "mined" in the MINED variable at Smith if the block centroid is within the as-built solid. Block centroids that are outside of the as-built solids are named "intact" in the FM variable. At SSX, the blocks within the as-builts are named "asb" in the SHELL and ZONE variables.

A north-south cross section showing the outlines of the 0.10 opt grade shells and the depleted blocks for the Smith model at 400,150E is in Figure 15-11. This is the same section coordinates as Figure 15-10. The color scheme is shown in Figure 15-1 where orange is "mined" and green is "intact".

Figure 15-11: Section View of Smith Depleted Blocks at 400150E

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In addition to the as-built solids, polygons (shown in green on Figure 15-12) were drawn in plan view around densely mined areas at Smith and SSX in order to exclude possible remnants of previously mined grade shells in the resource. These polygons were projected 180° above and below in elevation from the digitized shape and depleted where the shapes intersected the 0.10 opt Au grade shells adding some conservatism to the total resource presented in table 15.1.10.1. Triangulation solids were built from the polygons and all of the blocks that were not depleted with the as-builts and that are within the polygon solids were flagged as "asb" or "mined". Figure 15-12 shows the depletion polygons (green) in plan view for Smith. Figure 15-13 shows the depletion polygons (green) in plan view for SSX.

None of the "asb" or "mined" blocks are used when calculating the mineral resource.

Figure 15-12: Plan View of Smith As-built Solids and Depletion Polygons

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Figure 15-13: Plan View of SSX As-built Solids and Depletion Polygons

15.1.8     Mineral Resource Classification

All blocks which have an estimated gold grade are subsequently classified based on the confidence in the estimation. The confidence is based on the number of composites used in the estimation, the distance to these composites, and the number of drill holes for the selected composites. The Jerritt Canyon mineral resource was classified into Measured, Indicated and Inferred categories using logic consistent with the CIM (2005) definitions referred to in Canadian National Instrument 43-101 and described in Section 21. The highest confidence is called Measured (CLASSNAME = "meas" or CLASS = 1), the next is Indicated (CLASSNAME = "ind" or CLASS = 2), and the lowest confidence is "Inferred" (CLASSNAME = "inf" or CLASS = 3).

Based on the drill hole spacing distance at each of the deposits, distances were chosen which define the classification of the estimated block. At Smith and SSX, underground production drilling is spaced between 10 and 25 feet apart. Therefore the measured classification at Smith and SSX are blocks that were estimated with an ellipse range of 40x40x20 feet with a minimum of 8 and a maximum of 12 composites which requires a minimum of three drill holes using a maximum of three composites per drill hole.

The indicated classification at Smith and SSX are blocks that were estimated with an ellipse range of 100x100x50 feet with a minimum of 5 and a maximum of 12 composites which requires a minimum of two drill holes using a maximum of three composites per drill hole.

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The inferred classification at Smith and SSX are blocks that were estimated with an ellipse range of 500x500x250 feet with a minimum of 2 and a maximum of 12 composites which requires a minimum of one drill hole using a maximum of three composites per drill hole. The large increase in range is to ensure that all of the blocks within the grade shells that were not estimated with the measured or indicated estimations get estimated and are called inferred.

Figure 15-14 is a north-south cross section showing the classification of blocks for the Smith model at 400,150E. This is the same section coordinates as Figures 15-10 and 15-11. The color scheme is shown in Figure 15-1 where red is measured and green is indicated.

Figure 15-14: Section View of Smith Classified Blocks at 400150E

At Starvation, the classification of the blocks is calculated with a script after the blocks are estimated. A block is measured if the average distance to all of the composites used in the estimation is less than 35 feet and the number of composites is seven or more. Indicated class is when the average distance to the composites used is less than 100 feet, the number of composites is five or more and the block has not been classified as measured. All other blocks are inferred.

Because the average drill spacing distance is between 50 and 100 feet, very few blocks are classified as measured at Starvation.

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15.1.9     Block Model Validation

The drill hole composites were displayed with cross section views of the block models (Figures 15-15, 15-16, and 15-17) to visually inspect the local estimations of the gold grade by comparing the composite grades to the block grades. Those areas inspected for each block model, especially where high-grade composites exist, looked appropriate and correlated well given the search distance and number of samples used. The modeling method itself ensured that mineralization and the estimate was constrained within the 0.10 opt grade shells created in Vulcan.

The block models at Jerritt Canyon have been created with standard modeling practices and can be considered reasonable predictors of resources within the modeled areas.

Drill hole composite statistics were compared to the block statistics for each block model, Smith, SSX, and Starvation (Appendix D). The comparison on this global scale was acceptable. In addition, ongoing reconciliation studies done in 2010 and early 2011 that compare actual mined grade and tonnage vs. that predicted in the block model for the Smith mine compare very well.

Figure 15-15: Section View of Smith au_ok Blocks and Composites at 400150E

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Figure 15-16: Section View of SSX au_ok Blocks with Composites at 391400E

7150 L
7100 L
7050 L
7000 L
6950 L
6900 L
6850 L
405900 N
406000 N
406100 N
406200 N
DSrm
Ohc
Ohc3
Ohc4

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Figure 15-17: Section View of Starvation au_id3 Blocks with Composites at 369800E

15.1.10   Mineral Resource Statement

The Jerritt Canyon mineral resource as of January 1, 2011 is listed in Table 15.1.10.1. The resources are contained within areas where mining is currently taking place or where mining is reasonably expected to take place in the future. The Au ounces are on a contained basis without adjustment for process recovery.

The Smith, SSX-Steer, Saval, West Mahala, and Starvation deposits used a 0.125 opt cutoff to calculate the mineral resource. This is based on the current economic cutoff for underground mining at Jerritt. All of the other deposits listed in the mineral resource (Table 15.1.10.1) used the same cutoffs used in the 2008 NI 43-101. These cutoffs used in the 2008 NI 43-101 were a range from 0.065 opt to 0.085 opt cutoffs for the open pit resource and a combination of 0.15 and 0.125 opt for the underground resource. The reason for the cutoff ranges is that the resources have been calculated starting in year 2003 to 2008 and have been carried over the years unchanged.

Appendix G shows the mineralized inventory grade-tonnage table at a series of cutoffs from which the January 1, 2011 mineral resources are derived.

Many of the resources determined by the former pre-August 2008 Jerritt Geology group that are listed in the current resource table and that have not been revised (Table 15.1.10.1) were examined using much lower gold prices than current gold prices. In addition, many of these resources have not been modeled or looked at since 2006 or older. Therefore, many of the resources identified in the SRK Year-End 2007 Technical Report (2008), especially those minable by open pit methods (such as Burns Basin, Mill Creek, Pie Creek, Road Canyon, and California Mountain) represent major opportunities for YNG to expand in future modeling studies and drill programs.

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Table 15.1.10.1 Jerritt Canyon Mineral Resources – January 1, 2011

	Measured			Indicated			Measured + Indicated			Inferred

			koz			koz			koz			koz
Mine	kt	opt	Au	kt	opt	Au	kt	opt	Au	kt	opt	Au

SMITH	1,982.8	0.237	470.0	2,203.4	0.233	513.7	4,186.2	0.235	983.7	1,157.3	0.195	226.0
SSX-STEER	2,358.5	0.226	533.4	1,653.9	0.221	365.8	4,012.4	0.224	899.2	479.1	0.194	93.2
SAVAL	99.6	0.258	25.7	556.4	0.221	123.0	656.0	0.227	148.7	201.7	0.209	42.2
STARV	5.5	0.365	2.0	496.9	0.284	141.1	502.4	0.285	143.1	256.3	0.276	70.7
WRIGHT WINDOW	-	-	-	97.8	0.156	15.2	97.8	0.156	15.2	19.0	0.229	4.3
Subtotal	4,446.4	0.232	1,031.1	5,008.4	0.231	1,158.8	9,454.8	0.232	2,189.9	2,113.4	0.206	436.4

Burns Basin	-	-	-	60.4	0.166	10.0	60.4	0.166	10.0	50.6	0.228	11.5
Calif. Mtn.	-	-	-	40.1	0.324	13.0	40.1	0.324	13.0	9.4	0.330	3.1
Coyote Zone 10	-	-	-	45.2	0.212	9.6	45.2	0.212	9.6	22.8	0.114	2.6
MCE	-	-	-	4.4	0.201	0.9	4.4	0.201	0.9	7.8	0.189	1.5
Mill Creek	-	-	-	78.4	0.124	9.7	78.4	0.124	9.7	-	-	-
Murray	155.8	0.310	48.3	26.6	0.269	7.1	182.4	0.304	55.4	90.4	0.228	20.6
Murray Zone 9	-	-	-	210.9	0.277	58.5	210.9	0.277	58.5	61.6	0.209	12.9
Pie Creek	-	-	-	190.2	0.157	29.9	190.2	0.157	29.9	28.3	0.142	4.0
Road Canyon	-	-	-	148.6	0.143	21.2	148.6	0.143	21.2	74.3	0.131	9.7
Waterpipe II	-	-	-	-	-	-	-	-	-	37.4	0.206	7.7
West Mahala	0.4	0.199	0.1	225.4	0.189	42.6	225.8	0.189	42.7	1,956.9	0.191	373.8
Winters Creek	-	-	-	148.9	0.218	32.5	148.9	0.218	32.5	37.2	0.199	7.4
Subtotal	156.2	0.310	48.4	1,179.1	0.199	235.0	1,335.3	0.212	283.4	2,376.7	0.191	454.8

Stockpiles	-	-	-	902.2	0.073	65.9	902.2	0.073	65.9	-	-	-

Total	4,602.6	0.235	1,079.5	7,089.7	0.206	1,459.6	11,692.3	0.217	2,539.1	4,490.1	0.198	891.2

Notes:	(1)

The January 1, 2011 mineral resources (in bold) are presented using a 0.125 opt Au cutoff grade whereas the December 31, 2007 mineral resources used a 0.150 opt Au cutoff grade for undeveloped resources and a 0.125 opt Au cutoff grade for a more mature underground resource as calculated by SRK Consulting (2008);

	(2)	The Wright Window resource was revised using the Year-End 2008 block model and the January 1, 2011 classification system;
	(3)	The January 1, 2011 stockpile resource is classified as indicated and reconciled to that published in the Year-End 2007 NI 43-101 report;
	(4)

Open pit and underground resources determined from the Year-End 2007 NI 43-101 report (SRK, 2008) are included in this table; where both open pit and underground resources were previously published, they have been added together for this table.

15.1.11   Other Resource Constraints

We are not aware of any possible adverse or unusual restrictions on mining resulting from legal or title issues, taxation, socio-economic, or others that would affect the Jerritt Canyon operation. The mine has the permits necessary for operation.

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Jerritt Canyon NI 43-101 Technical Report

15.2      Mineral Reserve Estimate

The mineral reserves were calculated by Mark Odell (P.E.), Consulting Mine Engineer, and Paul Joggerst, Mine Engineer with Small Mine Development. Mr. Joggerst determined the reserves for the Smith mine and handed the results to Mark Odell for review, verification, and incorporation into the LoM plan. Mr. Odell determined the reserves for all of the other mine areas including: SSX-Steer complex, Saval, Starvation Canyon, and Wright Window.

Essentially all of the current reserves at Jerritt Canyon are contained in deposits being developed and/or mined by underground methods. The exceptions include Wright Window which is planned as an open pit operation, and Starvation Canyon which is an undeveloped underground reserve area. The East Dash reserve is included in the Smith Mine descriptions below.

The previous sections describe the approach in evaluating mineralized boundaries and estimating gold grades within the overall resource envelope. In order to determine the portion of the Measured and Indicated resources that would qualify for Proven and Probable reserve status, it is necessary to configure the Measured and Indicated resources into mineable shapes for the selected mining method, and then apply economic tests for establishing validity that the reserve blocks will, indeed, show positive economics.

The economic exercise is normally accomplished by calculating a breakeven cutoff grade, stated in ounces of gold per ton (oz Au/ton), which equates the total operating costs at the property with gold recovery from the process plant, and the expected return from gold sales. Total costs include mining, processing, assessed charges, and site administrative costs. Process recovery has been relatively constant over several years of operations at around 87 percent, with some improvement during 2010. Recovery is projected at 89.0% going forward. Revenues reflect an average gold price experienced during the previous three years, after subtraction of refining charges and royalties.

Incremental cutoff grades are sometimes employed where certain costs have already been expended (sunk costs), and the block now must cover only the remaining down-stream charges. This material can either be stockpiled for processing later in the mine life or added to the process stream if there is unused capacity. An example is mineralized material which must be mined in order to gain access to stopes that lie beyond. Now that the drilling, blasting, loading and underground haulage have been expended, it may be possible that the rock contains sufficient gold to pay for surface hauling to the process plant or stockpile, and the process costs as well, rather than being carried to a waste dump for disposal. An incremental cutoff grade calculation at this point will be lower than a breakeven grade, but this material should provide a positive contribution to the operations cash flow.

The accepted formulas for calculating cutoff grade are given below:

Breakeven Cut-off grade	=	Total Costs of Production
(Gold Price – Deducts) x Process Recovery

Incremental Cut-off grade	=	Remaining Production Costs
(Gold Price – Deducts) x Process Recovery

The cost figures are averages obtained from actual costs in 2010 with a modification for expected processing costs in the coming years. Process charges in the future assume increased throughput for the plant due to an increase in mine production and deliveries from stockpiles. Additionally, capital funds for process improvements have been budgeted which will either reduce plant operating costs or increase plant capacity during the winter and spring months when high moisture content in the ore restricts throughput.

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The operating costs for the SSX, Saval and Starvation Canyon underground mines are based on estimates prepared using current local labor and consumable costs and historical Jerritt Canyon productivities. Small Mine Development is operating the Smith Mine. Their mining contract is a sliding scale cost per ton based on ore grade and realized gold sales price. This is an all inclusive price and no other payment items are required. This price includes backfill, expensed waste mining, ore haulage to the mill and capital development. The average cost per ton for the Smith Mine is calculated as specified in the contract at the planned mine grades and $1,100 /ounce gold price.

The processing of outside material stemming from an amended agreement between Queenstake and Newmont Mining Corporation as of April 2011 for the purchase of a nominal 24,150 tons of mineralized material per month has also been incorporated in the calculations. Because management will be working both roasters (thereby reducing plant operating costs/ton), the benefits of this approach have been imputed into the cutoff grade calculations.

The objective of this analysis is to derive a minimum gold grade in the ground that will just recoup the costs of production. Material not meeting this hurdle remains a resource, while blocks exceeding the minimum will be in the mining plan and will be extracted over time. It can be appreciated that the average grade of material mined and processed will be in excess of the minimum grade; thus these blocks will cover all variable production costs and will contribute toward fixed charges and profitability. Minable shapes must pass two economic tests prior to being counted in reserves. First it must pass the breakeven cutoff grade hurdle or if applicable the incremental cutoff grade hurdle. Second, it must be determined if the designed excavations or sequence of excavations will generate sufficient cash flow to pay for all waste or incremental excavations required to extract them.

The following parameters, shown in Table 15.2.1, have been used in determining the various cutoff grades. Excluded from costs are the district-wide exploration expenses and capitalized development charges.

Table 15.2.1: Jerritt Canyon Cutoff Grade Parameters (January 1, 2011)

Gold Price	$1,100/oz
Plant Recovery	89%
Refining Charges	$1.00/oz
Total Production Costs, Including Processing, $/ton
SSX	$ 121.39
Saval	132.84
Starvation	134.64
Smith	137.19
Wright Window	47.33
Stockpiles	42.62

Equating these parameters by the formula shown above, cutoff grades for the various sources of material can be calculated. These are presented in Table 15.2.2 below:

Table 15.2.2: Jerritt Canyon Cutoff Grades (January 1, 2011)

Material Source	Incremental Cutoff (opt)	Breakeven Cutoff (opt)
Stockpile	0.044 (opt)	0.044 Au
Wright Window	0.044	0.049
Starvation Canyon	0.047	0.138
Smith	0.041	0.148
SSX	0.044	0.125
Saval	0.044	0.137

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In addition to the economic justification for the resource, factors for mining dilution and recovery need to be considered before the final mineral reserve statement is issued. At the Jerritt Canyon mines, where the ore is present as irregular pods, and the mining methods are typically sublevel or drift-and-fill stoping, any mining dilution occurs at the fringes of the ore pods or lenses. Within the pods, slices or drifts are extracted and then backfilled with cemented waste material. When the backfill has consolidated, the ore between the primary stopes or drifts is then extracted. In the primary cuts, the interior stope boundaries are surrounded by ore, so little dilution results. Within the secondary cuts, the walls and/or back are cemented backfill, which has less jointing than the ore or enclosing rocks, and thus little dilution takes place. It is primarily on the fringes of the individual ore bodies that dilution occurs, with the amount also being dependent upon the mining method. Historically dilution at Jerritt Canyon has averaged 10% or less for all mines and mining methods. All dilution material is applied at zero ounces per ton.

Table 15.2.3 presents historical and projected dilution factors for the underground operations. Wright Window will be a surface mine, and dilution should be minimal because of the ability to selectively mine based on blast hole analyses. Backfilled stopes can stand over substantial vertical heights. This situation allows the operation to recover nearly all the identified ore-grade material.

Table 15.2.3: Jerritt Canyon Dilution Factors

	Mining Method
	Rock	Secondary Stope	Sublevel
Mine	Drift-and-Fill	Drift-and-Fill	Stoping
SSX Complex	10	10	10
Starvation Canyon	10	10	10
Smith	10	10	10
Saval	10	10	10

Mineral reserves are listed in Table 15.2.4 and only include those blocks classified as measured or indicated. All Jerritt stockpile material that contains a gold grade above the cutoff grade identified in Table 15.2.2 of Section 15 of this report has been included in the current reserve. It should be noted that the gold price of $1,100 per ounce is an approximate average of prices published during the past three-year period (i.e. from January 2008 through January 2010) as seen in Figure 15-18. During this time, the price was on an upward trend and certainly the cut-off grades shown in Table 15.2.2 are high (conservative) as compared to those that would be calculated using more recent values. Figure 15-18 shows that the January 2011 price, for example, was $291 per ounce higher than the three-year average, and thus operational decisions based on short-term prices will allow more material to be recovered and sold at a profit than indicated in the reserve table.

Table 15.2.4: Jerritt Canyon Mineral Reserves –January 1, 2011

	Proven			Probable			Total
			koz			koz			koz
Mine	kt	opt	Au	kt	opt	Au	kt	opt	Au
Smith	713.1	0.183	130.6	918.6	0.163	149.4	1,631.7	0.172	279.9
SSX	548.3	0.188	103.1	667.1	0.189	126.1	1,215.4	0.189	229.2
Saval	19.7	0.229	4.5	149.3	0.207	31.0	169.1	0.210	35.4
Starvation	125.0	0.262	32.8	237.9	0.265	63.0	363.0	0.264	95.8
Wright Window	-	-	-	84.5	0.127	10.7	84.5	0.127	10.7
Subtotal	1,406.1	0.193	270.9	2,057.4	0.185	380.2	3,463.7	0.188	651.0
Stockpiles	-	-	-	902.2	0.073	65.9	902.2	0.073	65.9
Total	1,406.1	0.193	270.9	2,959.7	0.151	446.0	4,365.8	0.164	717.0

Notes:	(1)	All reserves listed in Table 2 are underground reserves except for the Wright Window which is in an open pit, and the stockpiles which are located on the surface; Cutoff grades are listed in the text.

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Jerritt Canyon NI 43-101 Technical Report

Figure 15-18: Historical Gold Prices, January 2008 – January 2011

The reserves listed in Table 15.2.4 are a subset of the resources listed in Table 15.1.10.1. Dewatering of some of the Smith mine reserve areas that lie below the water table will be required. The operating and capital costs at Smith contain provisions for construction and operation of the dewatering system. The processing plant requires 700 gpm of makeup water which is derived from seepage wells surrounding the existing tailings storage facility (TSF 1). With the replacement of this facility in the near future, this source of water will no longer be available and will be supplied by the Smith mine dewatering operations.

The January 1, 2011 reserves contain 717.0koz of gold relative to the previous Year-End 2007 SRK reserve of 717.3koz and are based on new geologic models, new mine models using lower cutoff grades, a higher gold price ($1,100 US per ounce), and account for mining depletion and stockpile mining gains from January 1, 2008 to January 1, 2010.

The individual January 1, 2011 reserves have generally increased in tonnage and recovered ounces and decreased in Au grade in comparison to the previous Year-End 2007 NI 43-101 report by SRK (2008) with the exception of Starvation Canyon. The reclassification of the indicated resources at Starvation Canyon in the current work to mostly an inferred resource is the primary reason for the January 1, 2011 reserve decrease at Starvation Canyon.

From January 1, 2008 to January 1, 2011 there has been a total depletion of 80.0koz (based on recovered ounces from the mill that excludes recovered ounces from Newmont and other purchased ores during the same time period) that can be accounted for from the following two sources:

  49.8koz recovered (depleted) from underground mine ores at Smith and SSX-Steer;
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  30.2 koz recovered (depleted) from Jerritt Canyon stockpiles (which includes all oz produced in 2009).

According to these aforementioned data and the newly determined January 1, 2011 reserves, this infers that approximately 80.0koz of Au have been gained in the current reserve determination relative to the previous Year-End 2007 NI 43-101 report. The mining gains are spread evenly between the various mines and areas (excluding Starvation Canyon) with a substantial increase noted for the Jerritt Canyon stockpiles. A significant mining gain of 19.3 koz for the January 1, 2011 Jerritt Canyon stockpile (65.9koz) relative to the Year-End 2007 stockpile reserve (46.6koz) is based primarily on a lower breakeven cutoff grade, a higher Au price ($1,100 US per oz), different mining parameters used in the current reserve work, and discovery of additional stockpile ores based on recent surface and trench sampling.

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Yukon-Nevada Gold Corp.	16-1
Jerritt Canyon NI 43-101 Technical Report

16       Other Relevant Data and Information (Item 20)

We note that Queenstake has signed an agreement in early 2011 to purchase ore from Newmont that will allow Queenstake to utilize the full capacity of the mill. The current internal forecast for 2011 indicates processing 482,011 tons of Jerritt Canyon ore and 289,879 tons of purchased ore, much or all of which would originate with Newmont.

Queenstake will pursue an aggressive program of resource development in order to convert a large portion of the measured and indicated resources not in reserves into proven and probable reserves. Based on historic conversion rates and exploration success, there is a reasonable expectation of converting a portion of Jerritt Canyon's resources to reserves. In particular, the primary author of this report believes that significant exploration opportunities exist at the Jerritt Canyon property to extend and/or deepen the existing open pits. A significant amount of the future drilling will be targeting these open-pit opportunities.

In addition, resources below the ground water table (e.g. the majority of East Dash and West Mahala) which are approximately below 6,600 feet amsl, will continue to be delineated with the understanding that future underground mining at Jerritt Canyon will require moving and disposing, and possibly treating the water. Other mines in the region currently move water to support their existing mining operations so this is not expected to be a big issue at Jerritt Canyon.

The authors are not aware of any other relevant data or information not already presented in this report.

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Yukon-Nevada Gold Corp.	17-1
Jerritt Canyon NI 43-101 Technical Report

17       Additional Requirements for Development Properties (Item 25)

17.1      Mining Operation

Jerritt Canyon is an operating property with over 20 years of production experience, during which approximately 7.8 million ounces of gold have been produced up to year-end 2010. The Jerritt Canyon mine complex currently consists of one operating underground mine (Smith) located several miles southwest of the processing plant and administration facilities which are 50 miles north of Elko, Nevada (Figure 2-3). A second mine, the SSX-Steer complex, is planned to recommence mining in the third quarter of 2011. A third mine, Murray, was closed during 2006.

All mines feed the same processing plant, with output from the underground operations and other sources (e.g. remote and mill Jerritt stockpiles) totaling nearly 0.22 million tons during 2008 and 0.41 million tons in 2010. The producing properties at Jerritt Canyon excluding third party purchased ores (e.g. Newmont), and their annual production rates for years 2008 to 2010, are given in Table 17.1.1 and represent ore materials processed through the mill:

Table 17.1.1: Jerritt Canyon 2008-2010 Production with 2011 Forecast Production

Property	Annual Production (tons)
Year	2008	2009	2010	2011 Forecast
SSX Complex	97,239 (1)	0	0	113,975
Smith	38,670 (1)	0	176,409 (2)	405,539
Stockpiles (4)	88,709 (5)	UNK	233,731 (3)	295,000
Total	224,618	UNK	410,140	814,514

Notes:	(1)	Tonnages based on internal mine records;
	(2)	Dry tonnage processed through the mill; based on 5% moisture content of wet ton delivery published by YNG in the March 31, 2011 MD&A (2011);
	(3)	Remote stockpile tonnage processed through the mill based on internal mine records;
	(4)	Stockpile data only includes those from Jerritt Canyon (mill and remote combined) and excludes Newmont and other third party purchased ores;
(5)

A total of 32,793 tons of remote stockpile and 55,916 tons of mill stockpile were processed in 2008; it is assumed that all of the mined Smith and SSX Complex ores mined in 2008 were processed in the same year; and

(6)

No underground mining occurred at Jerritt in 2009; in addition, no remote stockpile material was delivered to the mill; however, mill production records were not well documented by the contract mill operator at the time so the amount of Jerritt Stockpile ore material fed to the mill in 2009 is unknown (UNK); however a total of 9,770 ounces of Au were produced in 2009 according to YNG (March 31, 2011 MD&A (2011).

	(7)	Budgeted 2011 production includes actual data from January to May 2011

The full processing plant has the capability of treating approximately 6,000 tons/day (125 tph for each roaster). The historical processing capacity rate of 4,320 tpd (90tph for each roaster) was quite attainable when the feed derived mainly from open pit operations, but has been a significant surplus when accepting material from the underground mines simply because the total mine output cannot attain this daily rate. In mid-2007 Queenstake amended an agreement with Newmont Mining Corporation to purchase material delivered to Jerritt Canyon by Newmont, which would supplement mined ores feeding the roasters and thereby reduce certain unit operating costs.

Newmont ores continued to be purchased by Queenstake in 2008. Additional ore purchasing contracts with Newmont were made in 2010; a total of 86,257 wet tons of ore containing 16,905 ounces of Au were purchased from Newmont (all in Quarter 4) and delivered to the mill in 2010 (Yukon-Nevada Gold Corp, 2011). During 2008 and 2010, Queenstake processed 113,732 and 189,415 tons, respectively, of Newmont material. The Newmont stockpile ores processed in 2010 included material delivered to the mine prior to 2010. The amount of Newmont ores processed in 2009 is unknown due to poor record keeping by the contract mill operator.

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Jerritt Canyon NI 43-101 Technical Report

The plant processed a total of 338,350 tons in 2008 and only operated for 159 days that year due to the significant amount of down time. The plant therefore processed an average of 2,128 tons/day in 2008. Plant capacity is limited to some extent by the “fuel content” of the ore (principally contained pyrite) which tends to enhance temperatures in the roaster and so must be regulated carefully when this type of rock serves as feedstock. Blending of various mined products is practiced constantly to reduce deleterious impacts from rock types with high fuel content, high arsenic content, and so forth. Also the capacity was somewhat limited because of air permit requirements at that time. Gold produced in 2008 from all sources was 44,732 ounces from 338,350 tons of processed ore and purchased material at a metallurgical recovery that averaged 87.3% .

The Smith and SSX-Steer underground mines reported production of 135,909 tons of ore, along with 136,070 waste tons in 2008. This tonnage figure was significantly less than the 2008 budgeted amount of nearly 336,641 ore tons at a projected mined grade of 0.284 ounces/ton which can be mostly attributed to the August 2008 mine shutdown and other mill shutdowns in early 2008. In 2008 a total of 88,709 tons of Jerritt Canyon stockpile (remote + mill) was processed through the mill. Of this total, 32,793 tons of remote stockpile material containing an average grade of 0.170 opt Au was delivered to the mill and processed. In addition, a total of 55,916 tons of mill stockpile at a grade of 0.141 opt Au was processed in 2008.

Due to poor record keeping in 2009 by the contract mill operator, Golden Eagle, the total amount of ore tons processed in 2009 was not recorded by YNG but they reportedly produced 9,770 ounces of Au for the year. All ore materials processed in 2009 were not separated by source and were a mixture of Newmont, Hollister, and Jerritt stockpile materials located at the mill. It is assumed that no remote Jerritt Canyon stockpile materials were hauled to the mill in 2009. The mill only operated for 130 days in 2009 as a result of several “stop” orders received from the NDEP.

The plant processed a total of 599,555 tons in 2010 and operated for 322 total days to achieve an average processing rate of 1,862 tons/day for the year. Gold produced in 2010 from all sources was 65,104 ounces (recovered) from 599,555 tons of processed ore and purchased material at a metallurgical recovery that averaged 88.2% . The Smith underground mine reported production of 207,535 wet tons of ore containing 45,302 ounces of Au (Yukon-Nevada Gold Corp, 2011), along with 186,650 waste tons in 2010. The daily ore production rate from the Smith Mine in the third quarter of 2010 reached the target of 1,000 ore tons. A total of 233,731 tons of Jerritt stockpile material containing 14,122 oz of Au was processed through the mill in 2010.

Production for 2011 is forecast at 979,070 tons, including approximately 814,514 tons of Jerritt Canyon ore (mined + stockpile) at a grade of 0.167 opt Au (see Table 17.1.1), and 164,550 tons of Newmont ore carrying a grade of 0.132 opt Au. The SSX-Steer underground mine is forecast to start producing ore in the third quarter of 2011. A scheduled mill shutdown is planned for at least two weeks in September in 2011 for maintenance and also to replace and move the ore dryer to the front end of the circuit. Instead of drying ore after secondary crushing, the new ore dryer will dry ore after primary crushing which will increase the drying efficiency. The new dryer will also be sized larger to handle more ore. In addition, the material handling (conveyors) after the secondary crusher will also be re-arranged and optimized during the planned September mill shutdown.

17.1.1   Mining Equipment, and Mining and Ore Sampling Methodology (2008-2010)

In late 2009, Small Mine Development (SMD) of Boise, Idaho was contracted to manage and operate the Smith Mine. SMD's mining fleet includes: 2 Axera Jumbo D06-226 face drills, 2 Atlas Copco ST1030 6 yard LHD loaders, one JCI-700M LHD modified for jamming backfill, one JCI-300M LHD 3 yard cleanup loader, one JCI-700M 7 yard loader, 2 Tamrock Robolt bolter units for split set bolting, 3 underground 30-ton trucks (2 Cat AD-30 and one MTI 3004), one Cat D4C dozer/jammer, one Getman A64 anfo truck, one shotcrete sprayer, one shotcrete transmixer (transport), one scissorlift water truck, one Getman A64 flatbed water truck for dust suppression, , one service truck, one Thiokol 1201 snowcat, 2 Skytrak 8042 forklifts, and one Cat 120G grader.

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Queenstake will purchase a similarly equipped mining fleet for operation of the SSX complex including Steer and Saval. The fleet will consist of 2 - 2 boom face drills, 1 stope production drill, 2 rock bolting drills, 1 reverse circulation drill, 3 six-yard loaders, and 3 - 30 ton underground haul trucks along with support equipment for road and utility maintenance, shotcrete application and personal transport. The SSX mine has a large concrete plant located at the portal capable of mixing 2,000 tons per day of cemented rock fill and shotcrete. The plant was idled in 2008 and can be made operational after minor repairs.

In 2008, after dumping in a windrow the mine-truck operator collected a sample from his load for assay analysis. Assays from the laboratory then dictated whether that material was high-grade, low-grade, or waste. Waste was excavated and placed in a waste dump, whereas the two ore types may or may not have been blended depending on analytical results, and taken to the process facility. Because of the distances from the several mine portals to the processing plant, large (150 ton) off-road haulers were used for surface ore transport. These haul roads appear to be well maintained; they are of adequate width for two-way traffic and special effort is expended during the winter months to keep the roadways open from drifting snow.

In 2010, muck from each round was hauled from the Smith mine and piled in discreet windrows at the muck laydown area in the bottom of the Dash pit. Miners labeled each pile with a lath including heading, date, and shift. Three samples were collected per round. Rounds in 2010 averaged roughly 225 tons. The geologist or engineer walked around the entire pile taking representative scoop samples to fill three 5 pound sample bags. Flagging was tied to the lath to indicate the pile had been sampled. Bags were hand labeled with unique sample identification numbers and transported to the Jerritt Canyon assay lab. The muck sample identification number series used at Smith mine in 2010 started with SM-XXXXXX.

Also in 2010, when assay results were issued 24 to 72 hours later, the Geologist or Engineer marked the piles ore or waste by painting the lath orange for ore (>0.059 opt Au) or blue for waste (<0.059 opt Au). Once a pile had been marked ore or waste, it was hauled to its corresponding destination. At Smith mine, waste was either transported and stored at the east end of the Dash pit or mixed with cement and returned underground as backfill material. Subeconomic material greater than 0.059 opt Au but less than 0.139 opt was transported and stockpiled at the Dash dump as of January 1, 2011. Ore was hauled in 50-ton trucks by a subcontractor to the ore pad adjacent to the mill.

In 2010, ore was delivered from the mine to an area near the mill at a location designated by the mine engineer and indicated by the placement of four barricade marker signs. Ore was first windrowed between the signs and then dumped tightly against the windrow. At least once a week, a laborer walked across the top of the pile and collected two 5 pound samples per 50-ton truck load. Sample bags were labeled with unique sample identification numbers. The ore sample identification number series used for Smith ore that has been delivered to the mill ore pad was SDP-XXXXXX. Once the sampler was finished, a dozer operator pushed up the pile, usually into the shape of a cone. Coning was done to reduce snow collection in the winter and aid in surveying. The marker signs were then moved to a new location for the next week's ore delivery. As of 2011, ore is now being delivered directly to the ROM storage area and not surveyed.

The SSX Mine ore control procedures and surface haulage will be similar to those of the Smith mine.

Access to the underground mines is through portals, with internal ramps maintained at grades of 12% to 15%. Drift-and-fill mining is practiced with typical openings that measure 15 x 15 feet in cross section.

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Ventilation is accomplished through the portal and through a number of lined and unlined raise bores six feet to eight feet in diameter that connect the underground workings to the surface. The portals can either exhaust or intake air depending on the specific requirements of each mine. Certain of these raise bores also serve as emergency escapeways and are equipped with personnel capsules and hoisting equipment located on the surface.

Major mine openings are supported with bolts and mesh which provide the primary means of support. Shotcrete may also be applied to supplement the bolts and mesh in those areas where raveling has occurred or in heavily jointed rock masses. Ore is generally developed by drifting adjacent to the zone in more stable rock and then cross-cutting through the deposit at specified intervals. Secondary openings may be developed either alongside a backfilled stope or underneath a previously-filled excavation. In the latter situation, cost savings are accomplished since the cemented fill does not require artificial support. Extraction of ore-grade material is near 100%, and mining dilution for the most part is confined to the stope fringes.

Each mine has its own operational batch plant located outside the mine portal. The backfill is a mixture of screened mine waste rock, cement, and a filler material. In 2008 fly ash was used as the filler material and in 2010 SMD was using kiln dust. These products are blended according to the backfill mix design, water is added, and the mixture placed into the underground ore haulage trucks for transport back into the mine stopes.

In addition to the backfill plant, the mines' surface structures generally include a large, well-equipped maintenance shop, mine dry, and mine office. The most recent additions were the administration and shop buildings located at the Steer portal (part of the SSX mine) which were constructed in April, 2005.

17.1.2   Jerritt Canyon Stockpile Resource and Reconciliation

The Jerritt Canyon mill stockpile resources are physically surveyed on a monthly basis by the mine Engineering Department as part of the mine/mill reconciliation process. The remote stockpile resources were physically surveyed during the end of the fourth quarter of 2009 to establish a baseline for the purpose of reconciling to historic data. Since poor records of stockpile depletion were kept in 2008 and 2009, the Year-End 2009 remote stockpile surveyed inventory (900,530 tons averaging 0.069 opt Au containing 62,161 oz) was reconciled to balance to the Year-End 2007 stockpile resource (854.1 ktons averaging 0.064 opt Au) less the Year-End 2008 recorded depletion (see Table 17.1.2 below). The primary reason for selecting the Year-End 2007 stockpile resource estimate for reconciliation purposes is that it represents the most recent data that had undergone some manner of independent audit (e.g. the NI 43-101 report by SRK Consulting published in 2008). The gold grade was calculated on a concurrent back-calculation on a weighted average basis. The Year-End 2010 depletions assumed the grade for each individual stockpile was delivered to the mill. The detailed reconciliation work (Hofer, 2011) is stored on the main computer server at the mine.

As a result of “exploration and mining” gains (see Table 17.1.2 below) the net change to the remote stockpile inventory (Year-End 2009 to Year-End 2010) was -68,720 tons.

Table 17.1.2: Jerritt Canyon 2008-2010 Remote Stockpile Depletions and/or Additions

	Annual Production
Year	Year-End 2008	Year-End 2010	Year-End 2010
	Depletion (1)	Depletion (1)	Addition (2)
Tons	-32,793	-226,370	+157,650
Grade (opt)	0.149	0.052	0.068
Ounces Au	4,900	11,804	10,678

Notes:	(1)	Tonnages based on internal mine records;
	(2)	Addition of stockpile resource in 2010 was the result of trenching, sampling, and surveying at the SML dump and “mining gains” derived from the S2C and SAL dumps

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Table 17.1.3: Jerritt Canyon 2008-2010 Remote Stockpile Resource Reconciliations

	Annual Inventory
Year	Year-End 2007	Year-End 2008	Year-End 2010
Tons	854,100 (1)	821,307 (1)	758,312
Grade (opt)	0.064	0.060	0.063
Ounces Au	54,300	49,400	47,807

Notes:	(1)	Measured + Indicated stockpile data from the SRK NI 43-101 report (2008);
	(2)	Tonnages based on internal mine records

The Year-End 2010 surveyed mill stockpile resource of 143,855 tons averaging 0.125 opt Au containing 18,021 oz was added to the Year-End 2010 remote stockpile resource to arrive at the total January 1, 2011 remote + mill stockpile resource of 902,167 tons averaging 0.073 opt Au containing 65,888 oz Au included in Table 15.1.10.1. William Hofer, Jerritt Canyon Chief Geologist, performed this stockpile reconciliation (2011b) with the assistance of Queenstake Engineering and Geology staff personnel.

As of June 1, 2011, the defined Jerritt Canyon ore stockpiles currently represent enough material for approximately 800 days of production at a 1,100 t/day mining and mill feed rate. All Jerritt stockpile material contains a gold grade above the cutoff grade off 0.44 opt Au identified in Table 15.2.2 of Section 15 of this report and therefore has been included in the current reserve.

17.2      Recoverability

Gold recovery in 2008 to 2010 is shown below in Table 17.2.1. For 2010 the gold recovery averaged 88.2% of contained metal delivered to the process plant. Data were recorded by month, as shown below in Table 17.2.1:

Table 17.2.1: Jerritt Canyon 2008-2010 Gold Recovery by Month

		Gold Recovery
Month	Year	2008	2009	2010
January		83.3	n/a	87.3
February		85.8	n/a	83.9
March		n/a	n/a	89.6
April		75.2	82.5	89.4
May		83.7	89.9	87.5
June		87.6	n/a	87.6
July		87.9	n/a	89.9
August		86.8	n/a	89.7
September		n/a	n/a	87.7
October		n/a	n/a	87.5
November		n/a	85.2	86.6
December		n/a	87.7	87.4
	Average	87.3	86.3	88.2*

Note:	The average gold recovery value for 2009 is arithmetic whereas the 2008 and 2010 averages are weighted averages

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The Au recovery for 2010 and 2007 was the same at 88.2 percent. The lower Au recoveries attained in 2008 and 2009 are likely a result of the significant down time for the mill and not being able to maintain steady state production. The Au recovery forecast for 2011 is at 89.0 percent because data suggest better recovery when processing Newmont rock. The authors of this report consider these figures acceptable, given the deposit characteristics and the method of extraction.

17.3      Markets

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Demand is presently high with prices for gold showing a remarkable increase during the past year-London Final price averaged just under $1,225/ounce for 2010.

Markets for doré are readily available. Jerritt Canyon ships its doré to the Johnson Matthey refinery in Salt Lake City, Utah.

17.4      Contracts

Jerritt Canyon has a few operational contracts in place at the present time. Certain exploration drilling activities are under contract. In addition, as of November, 2009, Small Mine Development (SMD) is under contract to perform the mine development at the Smith Mine. The term of the contract is either until 250,000 troy ounces of Au are produced or until September 30, 2012, whichever comes first.

In March 2006, an agreement was reached between Queenstake and Newmont whereby a minimum of 500,000 tons of ore per year from Newmont operations will be purchased by Queenstake and processed through the Jerritt Canyon processing plant. This agreement was in effect for two years (2006 and 2007) with an option for three additional years (2008-2010).

New agreements were made with Newmont on October 25, 2010 that called for the delivery of 2,000 ore tons/day until December 31, 2010. A subsequent agreement with Newmont signed in April 2011, allows additional ore deliveries (at no specified quantities) of Newmont ore until December 31, 2011. Quantities of ore to be shipped are communicated between Queenstake and Newmont representatives on a daily basis and are variable. These additional tons will bring the processing plant to near full capacity and will have a significant impact in reducing the process operating costs per ton of ore which is reflected in Table 14.2.

An agreement was made with Rodeo Creek Gold Inc. in June 2007 and again in October 2009 for the delivery of Hollister mine ore (located in Elko County, Nevada) to the Jerritt Canyon processing facility. A disagreement occurred between the two parties regarding the validity of the contract and a settlement agreement was later signed in May 2010 that stipulated that Queenstake would process all of the remaining Hollister ore present at the Jerritt Canyon site no later than August 20, 2010 and payments would proceed according to the contract.

The primary author, Todd Johnson, finds the terms of the aforementioned contracts to be within industry standards.

17.5      Environmental Considerations

Environmental management systems are in place and there is a qualified environmental staff on site. Various mitigation programs are in effect as required under the several plans of operations that have been filed and approved for the project. No unusual costs associated with any of these programs were identified.

The reclamation costs for the agency bond are calculated under the U.S. Forest Service bonding guidelines and the surety requirements of the State of Nevada; this figure includes agency oversight and administration and is described above. Queenstake has a policy with the Chartis for a closure cost and cap insurance policy that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding. Additional collateral for bonding in the form of cash has been placed with Chartis.

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Closure and reclamation will consist of the following actions:

  Open pits will be reclaimed by partially backfilling the pits with mine waste rock produced in the underground mining operations. Level areas in the pit bottom will be covered with fine-grained waste rock or growth medium and revegetated.

  Portals for the underground mines will be sealed by blasting, backfilling or bulk-heading. Raises extending to the surface will be backfilled. Regional groundwater levels are below the elevation of the mine portals or raises, therefore seepage from the mines is not expected.

  Waste rock disposal area will be left in a condition meeting slope stability requirements. Portions of the older rock disposal areas will be left with angle of repose side slopes that are covered with durable non-acid generating rock. Other rock disposal areas will have final slopes of 2.5H to 1V. Tops of the rock disposal areas will be graded to route surface water runoff off of the flat surfaces and away from rock disposal area slopes. Level surfaces of the rock disposal areas and the 2.5H to 1V side slopes will be covered with growth media and revegetated.

  Haul roads and access roads not included in the final site access requirements will be regraded to conform to the original ground contours and revegetated. It is understood discussion are currently in progress with the USFS to identify roads that will remain. Haul roads that may be left open will likely require some level of reclamation to reduce overall road width.

  Sediment control structures will be reclaimed by breaching ponds and basins after sediment and erosion control issues are controlled through reclamation of the areas draining to the structures.

  The existing tailings storage facility (TSF1) will be closed construction of a working platform of rock from the spent heap leach and from RDAs. The working platform will provide the location of forced evaporation of the free surface water and seepage from TSF1. The working surface will have a synthetic liner installed with 2 feet of growth medium applied over the liner. Operation of the seepage recovery system will need to continue for a period of time after TSF1 is closed and seepage ceases.

  Spent heap leach materials from a leach pad adjacent to the tailings impoundment will be excavated and placed as fill for grading TSF1.

  Solution ponds associated with the heap leach pad and the processing plant will be reclaimed by removing solution from the pond, and disposal of all contained sludge in the tailings impoundment. Pond liners will be folded into the ponds and backfilled. Growth medium will be placed over the backfilled ponds and revegetated.

  Buildings and structures will be dismantled to the level of foundations and either salvaged or disposed of in an approved landfill. Process piping will be rinsed and neutralized. Disposition of underground piping is not specifically addressed; however SRK would assume it will be necessary to remove all piping.

As the mine progresses closer to closure, the overall detail of the closure plan may require refinement.

17.6      Taxation

Queenstake controls more than 119 square miles of ground encompassing the mine area proper and surrounding acreage. The bulk of this is in the form of contiguous unpatented mining claims which are held in force by production from the mining activities. No production royalties are paid for gold deriving from these claims.

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Some property is leased from landowners in the region, and a royalty is paid on production from these lands. The royalty for mined material in 2010 was generally equal to a 5 percent net smelter return (NSR) which is dependent upon the Au sale price and the refining results.

Property taxes are assessed annually by Elko County on real estate and personal property controlled by Queenstake. Property taxes for the patented claims is expected to cost approximately $1,257. Additional property taxes paid in 2010 were for improvements, the roasters, the mill, and other property other than the patented claims and was approximately $400,000.

Nevada does not apply a corporate income tax Taxable income on the federal level is taxed at 38% after all deductions have been taken. Queenstake has tax losses carried forward in excess of expected future tax liabilities and no federal income tax is expected.

A sales tax rate of 6.85% is currently applied to all purchases within Elko County. The State Unemployment tax is 0.855% of wages and Federal unemployment tax is 0.8% of wages.

17.7      Capital and Operating Cost Estimates

Jerritt Canyon is forecasting an expenditure of $140.6 million over the coming three-year period for mine-related capital items for the LoM plan. These include the categories of: equipment, underground development, and mine facilities. The largest expenditure outlays will be for tailings impoundment at $39.1 million with an additional $29.7 million for mine development and $22.7 million for equipment. Sustaining capital costs for the ore processing plant is budgeted at $30.2 million for upgrades to existing facilities. Sustaining capital costs for General and Administrative (G&A) including environmental is budegeted at $6.5 million. A breakdown by property is given in Table 17.7.1.

Table 17.7.1: Jerritt Canyon Capital Expenditures for LoM ($000’s)

Cost Center	SSX Complex	Saval 4	Smith	Starvation Canyon	Wright Window	Total
UG Mine Equip.	13,459	0	0	9,250	0	22,709
Mine Development	17,003	4,723	0	8,004	0	29,730
Mine Facilities	0	300	1,500	3,460	300	5,560
Process						30,187
Surface Haulage Equipment						6,785
Administration and Environmental						6,573
Tailings Impoundment						39,078
Total	$30,462	$5,023	$1,500	$20,714	$300	$140,623

The operating costs per ton of ore for processing have steadily increased over the last 6 years from $15.67 in 2001 to $30.41 in 2007, primarily as a function of the production throughput and energy costs. Of this total, approximately 75% is for operations and 25% is for maintenance. With the planned increase in ore availability and process improvements it is estimated that the processing costs over the remaining mine life will be $32.00 ton.

The anticipated operating cost for the next 3.6 years is $111.13 per ton of ore as shown in table 17.7.2. The lowest per-ton costs are associated with the stockpiles, since these sources do not bear future mining charges nor assigned royalty payments. Wright Window is a small area that will be surface mined, and so the unit costs are significantly less than for an underground operation.

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The remaining sources of feed material derive from underground and have varying estimated costs depending largely on ground conditions, the need to backfill for support, and quantities of expensed waste mining. The highest-cost mining occurs in the Smith Mine. However, Smith mine does not incur any additional charges for capital development. Due to its remote location and high surface ore haulage costs the next highest cost mine is Starvation Canyon.

Table 17.7.2: Jerritt Canyon Operating Costs for LoM per Ton of Ore

Description	Smith	SSX	Saval	Starvation Canyon	Wright Window	Surface Stockpiles	LoM Average
Mining	$ 99.19	$ 41.17	$ 49.69	$ 41.39	$ 2.75	$ -	$53.93
Backfill	-	29.66	26.76	31.67	-	-	11.93
Expensed Waste	-	8.05	13.76	15.18	2.26	-	4.08
Surface Hauling	-	4.62	4.62	8.40	4.62	4.62	3.20
Processing	32.00	32.00	32.00	32.00	32.00	32.00	32.00
Site Administration	6.00	6.00	6.00	6.00	6.00	6.00	6.00
Total	$ 137.19	$ 121.39	$ 132.84	$ 134.64	$ 47.33	$ 42.62	$111.13

17.8      Economic Analysis

A life-of-mine (“LoM”) technical and financial model has been prepared. The mine has been operating for several years and the financial projection indicates a positive cash flow throughout the remaining life of the mine.

The LoM plan, technical and economic projections in the LoM model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the Canadian Securities and Exchange. These forward looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially. The LoM plan includes an assessment using proven and probable reserves only.

17.8.1   LoM Plan and Economics

The LoM plan and economics are based on the following:

  Reserves of 4.366 million tons at an average grade of 0.164 oz-Au/ton, containing a total of 717 koz of gold;

  A mine life of 3.6 years from 4 underground and one open pit mines and various stockpiles, at a total average rate of 1,210 kt per year;

  An overall average metallurgical recovery rate of 89%, producing 660 koz of gold over the LoM;

  A cash operating cost of $785 Au-oz, or $115/ore-ton;

  Total capital costs of $140.6 million being comprised of $29.5 million for mine equipment, $29.7 million for capitalized development, and $5.6 million for facilities, and sustaining capital of $36.8 million for process and administration, and $39.1 million tailing impoundment; and

The base case economic analysis results, shown in Table 17.8.1, indicate an after-tax net present value of $70.1 million at a 0% discount rate.

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Table 17.8.1: Life of Mine Plan

Description	LoM Value
Ore
Ore Milled-(Jerritt Canyon)	4,365kt
Gold Grade	0.164opt
Contained Gold	717koz
Process Recovery (average)	89%
Recovered Gold	638koz
Gross Income ($000’s)
Market Price $1,100/oz
Gold Sales	$701,962
Net Income from Purchased Ores	-
Gross Revenue	$701,962
Refining & Sales	($638)
Net Smelter Return	$701,324
Royalties	($5,337)
Gross Income From Mining	$695.987
Operating & Capital Cost ($000’s)
Mining	($235,427)
Backfill	($52,064)
Expensed Waste	($17,809)
Surface Ore Haulage	(13,978)
Process	($139,706)
Site Administration	($26,195)
Purchased Ore	($-)
Operating Costs	($458,179)
Cash Cost ($/oz)	$785oz
Cash Cost ($/t-ore)	$115/t
Cash Operating Margin (EBITDA)	$201,133
Other Costs
Reclamation Accrual	($9,575)
Other	$0
Net Income	$191,558
Capital Cost net of Salvage ($000’s)
Equipment	(29,494$ )
Capitalized Development	($29,730)
Facilities	($5,560)
Process Capital (sustaining)	($30,187)
Tailings Impoundment	($39,078)
Administration & surface Services	($6,573)
Salvage	$0
Capital Costs	($140,623)

Cash Flow (NPV @ 0%)	$70,085
Cash Flow (NPV @ 5%)	$54,966
Cash Flow (NPV @ 10%)	$42,201

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17.8.2   Project Sensitivity

Sensitivity analysis for key economic parameters (NPV and IRR) are shown in Figures 17-1 and 17-2. This analysis suggests that the project is most sensitive to operating costs and least sensitive to gold price.

Figure 17-1: NPV Sensitivity

Figure 17-2: IRR Sensitivity

17.8.3   Financial Summary

Selected statistics from the reserves only life of mine plan economic analysis are listed in Table 17.8.3. All calculations use the 3 year trailing average market gold price of $1,100/ ounce. The payback period is also listed in Table 17.8.3 below.

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Table 17.8.3 Key Financial Statistics

Description	Value
Mine Life (years)	3.6
Cash Cost ($/oz)	$785
Total Cost ($/oz.)	$990
Gold Sales Price ($/oz.)	$1,100
Payback Period (years)	3.0
Capital Cost ($ Millions)	$140.6
Cash Flow ($ Millions)	$70.1
10% Discounted Cash Flow ($ Millions)	$42.2
Internal Rate of Return	36%

17.9      Mine Life

The expected life of the Jerritt Canyon operation is 3.6 years to August 2014, based on exploration to date, the current processing rate, and reported proven and probable reserves as of January 1, 2011. The Company controls a large land position in the immediate area and it is expected that future exploration will continue to convert certain resources to a reserve category over time in order to extend the mine life beyond the LoM plan.

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18       Interpretation and Conclusions (Item 21)

With the continued operation of the Smith Mine producing 1,000 ore tons per day and ramping up to 1,250 tons per day, and the SSX-Steer mine targeting 1,250 ore tons per day starting in October 2011, an additional 1,100 tons per day of mill feed is required to keep the Jerritt Canyon mill near it's proposed 3,600 ton/day production target outlined in the LoM plan. The 1,100 tons of additional mill feed may originate from either:

1.	the Jerritt Canyon ore stockpiles which as of June 1, 2011 currently has enough material for approximately 800 days of production (at a 1,100 ton/day production rate);

2.	other Jerritt Canyon ore sources in reserves (e.g. Starvation Canyon, Wright Window, East Dash/Smith and Saval).

Other potential ore sources not listed above that could feed the Jerritt Canyon mill in the future with additional work or effort includes:

1.

other resources at the Jerritt Canyon property that require drilling to define and convert to reserves (e.g. open pit areas and near-mine resource conversion targets that are being pursued in the 2011 drilling program);

2.	other ore sources located in the region outside of the Jerritt Canyon property that Queenstake is currently pursuing; and

3.	purchased ores (e.g. Newmont and others).

The authors consider the Jerritt Canyon mine to be a relatively low-risk project for the next 3.6 years considering the amount of proven and probable reserves currently defined at the Smith and SSX-Steer underground mines, and based on the abundance of Jerritt stockpile ores at the site that currently meet cutoff grade to haul to the mill and process. Existing contracts and discussions with other mining companies (e.g. Newmont) are currently in place to allow the purchase of additional ores on an as-needed basis to also help feed the Jerritt Canyon mill and keep it operating at near full capacity.

Much additional moneys are needed to support and upgrade the mill facility, to purchase mining equipment, to pursue exploration in the district, to support the construction of a new tailings dam, and to support the new mine plan and operation.

The planned modification of moving the ore dryer before the fine crushing circuit will allow the mill to operate more efficiently and with less interruption in the future. Negotiations with banks and other interested parties are ongoing at the time of this report to help finance the next round of work and the next mine plan at Jerritt Canyon.

Beyond August of 2014 (the end of the LoM plan), the Jerritt Canyon operation will depend on its ability to replace mined-out reserves by timely conversion of resources to reserves, new discoveries at Jerritt Canyon including reinvestigating the historic open-pits, and/or making agreements with other mining companies to purchase additional ore.

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19       Recommendations (Item 22)

The operation now has a mine life of approximately 3.6 years with only Jerritt-sourced ore and identified Jerritt stockpiles. The authors of this report believe that the currently identified resources and reserves, and mine plan outlined in this report are reasonable and with additional financing the necessary people and equipment are available at the site and by Queenstake to successfully complete the project as planned. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The LoM mill production is targeting 3,600tpd starting in October 2011 with the following primary ore sources: Smith mine (1,250tpd), Jerritt Canyon stockpile (1,100tpd), and SSX-Steer complex (1,250tpd). In order to keep the mill operating at 3,600 tons per day beyond August 2014 which is when all of the Jerritt stockpile is predicted to be exhausted based on the LoM plan, additional ore feed will need to be secured. The additional ore could come from either Newmont, resources that have been converted to reserves at the Jerritt Canyon property, and/or from other mines or sources in the nearby region. If Newmont ores are pursued, the Newmont ore purchase agreement would obviously need to be extended beyond 2011.

The following recommendations are made:

  Continue exploration and development drilling with the goal of locating new areas of resource and reserve away from existing underground development, converting existing resources to reserve (near-mine), and targeting the historic open pits that have not been mined since 1999. The proposed 2011 Jerritt Canyon geological program to pursue the aforementioned targets at the property, consisting mostly of exploration and development drilling, totals $18.0 million dollars and is summarized below in Section 19.1;

  Remodel the resources that have been included in the previous NI 43-101 report (SRK, 2008) that have not been updated in this report;

  Drill and model potential additional resources in the historic open pits using present day modeling techniques, economic and mining parameters, and the current gold price; the primary author believes that there is excellent potential to add additional resources in or near the historically mined open pits;

  Pursue other suitable ore sources in the region outside of the Jerritt Canyon property to help feed the mill;

  Try to maximize stockpile haulage to the mill during the non-winter seasons;

  Continue to work on the mine to mill reconciliation in respect to tons and grade; and

  Continue to develop ways to minimize the amount of moisture in the ore that enters the plant. The moisture typically comes from internal mine water, and seasonally from water that enters the stockpiles at the mines and mill.

19.1      2011 Geological Program

The proposed 2011 Jerritt Canyon geological program totals $18.0 million dollars and consists mostly of surface and underground drilling at both near-mine resources and stand alone targets throughout the property.

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A total of 237,250 feet of surface drilling is proposed for 2011 in the following areas listed in Table 19.1. In addition a total of 33,000 feet of underground drilling is planned at SSX-Steer and Smith mines.

Table 19.1: Proposed 2011 Jerritt Canyon Drilling and Geology Program ($000’s)

Description	Drill Footage	Drilling Budget ($)	Other Budget ($)	Total Budget ($)
Surface Drilling
Mahala	81,000	3.5	-	3.5
Open Pit Layback	42,200	1.9	-	1.9
Starvation Canyon	6,000	0.3	-	0.3
New Deep Fault	18,800	0.9	-	0.9
Pie Creek	22,000	1.0	-	1.0
Warm Creek	9,000	0.4	-	0.4
Road Canyon	14,350	0.7	-	0.7
Warm Creek	9,000	0.4	-	0.4
GeoTechnical and Met Drilling (Starv)	10,400	1.1	0.3	1.4
Core Tails	24,500	2.7		2.7
Underground Drilling (SSX & Smith)	33,000	1.9	-	1.9
Geophysical Survey (Starv)	-	-	0.5	0.5
Operating Expenses	-	-	1.0	1.0
Trucks, computers, materials, GPS	-	-	0.8	0.8
Other	-	-	0.6	0.6
Total	277,350 ft	$ 14.8	3.2	$18.0

Notes:	(1)	Mahala (81,000 feet) targeting West Mahala, East Dash, and ore trend extensions at the Smith Mine;
	(2)	Open-Pit Layback (42,200 feet) targeting existing pits at West Generator, Steer and Saval, and California Mountain;
	(3)	The New Deep fault target lies along the East-West fault trend extending east from the Murray Mine.

The 2011 drill program plan is to utilize 4 surface drills and is expected to start in early July and last 5 months until mid-December. Total cost for the proposed surface drilling is $12.3 million dollars. The total surface RC drilling cost on a per foot basis has been budgeted at $43.00 per foot. The direct and indirect cost for surface diamond (core) drilling has been budgeted at $107.50; all “other” costs related to the surface core drilling has been accounted for in the RC drilling costs noted above.

A significant amount of time in 2011 will be spent modeling and drilling for additional open pit resources at the property. Open pit mining ceased in 1999 and many of the open pits have not been assessed since 2006 or before this time.

In addition, a substantial amount of underground exploration and resource conversion drilling is planned at the SSX-Steer and Smith mines (likely totaling over 33,000 feet). At least one underground drill is secured for this work. Projected total cost for the underground drilling, including assays, labor, survey, and material is approximately $60.25 per foot.

In addition to the planned drill program for 2011, an Resistivity- Induced Polarization (IP) and magnetotelluric (MT) survey geophysical survey is planned for the Starvation Canyon area which was already initiated in early June 2011.

The primary author and Qualified Person for this technical report, Todd Johnson, has reviewed the proposed 2011 geological plan for 2011 and believes that it is adequate and well planned with estimated costs that are line with industry standards.

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20       References (Item 23)

Adams, O.F., 1996, Stratigraphy, structure, and exploration potential of the Big Springs gold deposits, Northern Independence Range, Nevada, in Coyner, A.R., and Fahey, P.L., eds., Geology and Ore Deposits of the American Cordillera: Geol. Society of Nevada Symposium Proceedings, Reno/Sparks, Nevada, April 1995, p. 1-13.

Barta, John (June 10, 2011) Personal communication with Mr. John Barta (Queenstake Environmental Manager at the Jerritt Canyon Mine) and Todd Johnson (YNG), June 10, 2011.

CIM (August 20, 2000), CIM Definition Standards – For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on December 11, 2005, www.cim.org, 10 pp.

Consent Decree, (October 9, 2009), State of Nevada, Department of Conservation and Natural Resources, Division of Environmental Protection (Plaintiff) v. Queenstake Resources USA Inc (Defendant) – In the Fourth Judicial District Court of the State of Nevada in and for the County of Elko, Attorney General's Office, Carson City, Nevada, Case No. CV-C-09-86, 43 pp.

Eliason, R. and Wilton, T., Relation of Gold Mineralization to Structure in the Jerritt Canyon Mining District, Nevada, in Rhoden, H.N., Steininger, R.C., and Vikre, P.G., eds., Geological Society of Nevada Symposium 2005: Window to the World, Reno, Nevada, May 2005, p. 335-356.

Heinrichs, Shaun (May 2011) Personal communication with Mr. Shaun Heinrichs, Chief Financial Officer for Yukon-Nevada Gold Corp. and Todd Johnson (YNG), May 27, 2011.

Hofer, W. (2011), 2011 Jerritt Canyon Geology Exploration budget, filename : Exploration Expenditures 2011 Plan_RevBH010511.xls; finalized by the Jerritt Canyon Chief Mine Geologist; on computer server at Jerritt Mine office.

Hofer, W. (2011b), Year-end 2010 Jerritt stockpile reconciliation worksheets, filename : Jerritt_Stockpiles_2010_yrend_reconciled_bh_Jan27_2011_rev_bh022811.xls; done by the Jerritt Canyon Chief Mine Geologist; on server at Jerritt Mine office.

Jin, H., (January, 16, 2011) Summary of the Jerritt geological database work, internal YNG memorandum, 8pp.

Queenstake Resources USA, Inc., (January 2011), Jerritt Canyon Mine, 2011 budget, Queenstake Staff. Pincock, Allen & Holt (June 2003), Jerritt Canyon Mine, Elko County, Nevada, Technical Report, prepared for Queenstake Resources Ltd.

Pincock, Allen & Holt (July 26, 2004), Jerritt Canyon Mine, Elko County, Nevada, Technical Report, prepared for Queenstake Resources Ltd., no. 9234.06, 98 pp.

Pincock, Allen & Holt (February 23, 2005), Jerritt Canyon Mine, Elko County, Nevada, Technical Report, prepared for Queenstake Resources Ltd., no. 9234.07, 102 p.

Peatfield, G.R., and Rozelle, J.W., (March 14, 2006), Technical Report on the Big Springs, Mac Ridge, and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A., for Gateway Gold Corp., 126 pp.

Queenstake Resources Ltd. (2008) Yukon-Nevada Gold corp. Reports the Receipt of a Stop Order from NDEP, March 12, 2008 Press Release

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Queenstake Resources US, Inc. and SRK Consulting, Inc., (December 11, 2010), Engineering Design Report - Water Pollution Control Permit NEV0000020 - Major Modification - Jerritt Canyon Mine, Volume 4.

SRK Consulting (US), Inc. (September 2003) Jerritt Canyon Mine Tentative Plan for Permanent Closure Attachment 7: 2003 Updated WPCP Renewal Application.

SRK Consulting (US), Inc. (April 16, 2008), NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, NV, endorsed by Landy Stinnett (P.E.) as the Qualified Person, 100p.

SRK Consulting (US), Inc. (April 2007), Queenstake Resources Ltd., NI 43-101 Technical Report, Jerritt Canyon Mine, report number 149204, endorsed by Landy Stinnett (P.E.) as the Qualified Person, 110 pp.

SRK Consulting (US), Inc. (April 2006), Queenstake Resources Ltd., Technical Report, Jerritt Canyon Mine, report number 149203, endorsed by Landy Stinnett (P.E.) as the Qualified Person, 101 pp. Yukon-Nevada Gold Corp., Management Discussion and Analysis (MDA), August 20, 2008, for the three to six-month period ending June 30, 2008, accessible on http://www.sedar.com, 13pp. Yukon-Nevada Gold Corp., Management Discussion and Analysis (MDA), March 30, 2011, for the year ending December 31, 2010, accessible on http://www.sedar.com, 31pp.

Yukon-Nevada Gold Corp., Form 40-F, United States Securities and Exchange Commission, for the fiscal year December 31, 2010; accessible on http://www.yukon-nevadagoldcorp.com, 203pp.

TJ/kts/mo	June 28, 2011

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Jerritt Canyon NI 43-101 Technical Report

21       Date and Signature Page (Item 24)

The undersigned prepared this Technical Report, titled: NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA dated 28th day of June, 2011, with an effective date of January 1, 2011, in support of the public disclosure of Mineral Resource estimates for the Jerritt Canyon Property. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Dated this 28th day of June, 2011

No. 16748, Nevada
(Signed)	(Sealed)

Todd Johnson, P.E.
Yukon-Nevada Gold Corp.
900 – 688 West Hastings St.
Vancouver, BC V6B 1P1 Canada
(604) 688-9427 (phone)
(604) 688-9426 (fax)
E:mail: todd@yngc.ca

AusIMM No. 304871
(Signed)	SME No. 4043076
(Sealed)
Karl T. Swanson, M.Eng., SME, MAusIMM
PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail: karl.swanson@yahoo.com

No. 13708, Nevada
(Signed)	(Sealed)

Mark A. Odell, P.E.
Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276
E:mail: markodell@practicalmining.com

TJ/kts/mo	June 28, 2011

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Jerritt Canyon NI 43-101 Technical Report

22       Glossary

22.1      Mineral Resources and Reserves

Mineral Resources

The mineral resources and mineral reserves have been classified according to the “CIM Standards on

Mineral Resources and Reserves: Definitions and Guidelines” (2000; 2005). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A 'Probable Mineral Reserve' is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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Jerritt Canyon NI 43-101 Technical Report

A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

22.2      Glossary

Assay:	The chemical analysis of mineral samples to determine the metal content.

Capital Expenditure:	All other expenditures not classified as operating costs.

Composite:	Combining more than one sample result to give an average result over a larger distance.

Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.

Cutoff Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.

Dilution:	Waste, which is unavoidably mined with ore.

Dip:	Angle of inclination of a geological feature/rock from the horizontal.

Fault:	The surface of a fracture along which movement has occurred.

Footwall:	The underlying side of an orebody or stope.

Gangue:	Non-valuable components of the ore.

Grade:	The measure of concentration of gold within mineralized rock.

Hanging wall:	The overlying side of an orebody or slope.

Haulage:	A horizontal underground excavation which is used to transport mined ore.

Igneous:	Primary crystalline rock formed by the solidification of magma.

Kriging:	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.

Level:	Horizontal tunnel the primary purpose is the transportation of personnel and materials.

Lithological:	Geological description pertaining to different rock types.

LoM Plans:	Life-of-Mine plans.

Material Properties:	Mine properties.

Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

Mineral/Mining Lease:	A lease area for which mineral rights are held.

Mining Assets:	The Material Properties and Significant Exploration Properties.

Ongoing Capital:	Capital estimates of a routine nature, which is necessary for sustaining operations.

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Jerritt Canyon NI 43-101 Technical Report

Ore Reserve:	See Mineral Reserve.

Pillar:	Rock left behind to help support the excavations in an underground mine.

Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

Stope:	Underground void created by mining.

Stratigraphy:	The study of stratified rocks in terms of time and space.

Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

Sulfide:	A sulfur bearing mineral.

Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.

Thickening:	The process of concentrating solid particles in suspension.

Total Expenditure:	All expenditures including those of an operating and capital nature.

Variogram:	A statistical representation of the characteristics (usually grade).

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Jerritt Canyon NI 43-101 Technical Report

Abbreviations

The imperial system has been used throughout this report unless otherwise stated. All currency is in U.S. dollars. Market prices are reported in US$ per troy oz of gold. Tons are imperial containing 2,000 pounds. The following abbreviations are used in this report.

Abbreviation	Unit or Term
AA	atomic absorption
Ag	silver
amsl	above mean sea level
asb	asbuilt
Au	gold
Au_id3	Au grade estimated by inverse distance cubed
Au_ok	Au grade estimated by ordinary kriging
Au_nn	Au grade estimated by nearest neighbor estimation
Bmf	block model file
°C	degrees Celsius
CIL	carbon-in-leach
Comp	composite
Ddh	diamond drill hole (core)
Dh	drill hole
Dsrm	Roberts Mountain Formation
EL	elevation
°F	degrees Farenheit
FA	fire assay
FM	Formation
ft	foot (feet)
g	gram
G&A	General and administrative (costs)
ID	identification
Ind	indicated
Inf	inferred
IDW	Inverse distance weight (estimation method)
koz	thousand troy ounce
kt	thousand tons
lb	pound
n/a	not applicable
LoM	Life of mine
Meas	measured
NPV	Net present value
Ohc	Hanson Creek unit
Ohc1	Hanson Creek unit 1
Ohc2	Hanson Creek unit 2
Ohc3	Hanson Creek unit 3
Ohc4	Hanson Creek unit 4
opt	ounce per short ton
oz	ounce
PACK	Probability Assigned Constrained Kriging (geostatistical estimation method)
QA/QC	Quality Assurance/Quality Control
RC	reverse circulation drilling

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Yukon-Nevada Gold Corp.	22-5
Jerritt Canyon NI 43-101 Technical Report

Abbreviation	Unit or Term

RQD	rock quality description
Rom	run-of-mine
SG	specific gravity
tpd	tons per day
tph	tons per hour
UG	underground

TJ/kts/mo	June 28, 2011

Appendix	1

Appendix A

Certificate of Author

CERTIFICATE OF AUTHOR

Todd W. Johnson, P.E., MAusIMM
Yukon-Nevada Gold Corp.
900 – 688 West Hastings St.
Vancouver, BC V6B 1P1 Canada
Phone: (604) 688-9427
Fax: (604) 688-9426
E:mail: todd@yngc.ca

I, Todd W. Johnson, P.E., MAusIMM, do hereby certify that:

1) As of April 1, 2010 and including up to June 28, 2011, I am employed as Vice President of Exploration of: Yukon-Nevada Gold Corp.
   900 – 688 West Hastings St. Vancouver, BC V6B 1P1 Canada

   I was employed as an independent geological consultant with Queenstake Resources USA, Inc. from January 2008 to March 31, 2010. My business address at that time was:
   550 N. McCarran Blvd. #254 Sparks, NV 89431 USA

2) I graduated with a Bachelor of Science degree in Geology from Washington State University in 1988. In addition I obtained a Masters of Science degree in Geology from Washington State University in 1991. In addition I obtained a second Masters of Science degree in Geological Engineering from the University of Nevada-Reno in 2003.

3) I am a registered Professional Geological Engineer (P.E. No. 16748) in the State of Nevada (USA). In addition I am a member of the Australian Institute of Mining and Metallurgy (AusIMM No.227374). I am also an active member of the following professional societies: Society of Economic Geologists (since 1989), Association of Engineering Geologists (since 2002), the Geological Society of Nevada (since 2000), and the Association of Civil Engineers (since 2005).

4) I have worked as a geologist or geological engineer for a total of 20 years since my 1991 graduation from university.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the Purposes on NI 43-101.

6) I am responsible for the preparation of all sections 1 through 22 of the technical report titled *NI 43-101 Technical Report Update, Jerritt Canyon Property, Elko County, Nevada, USA*, and dated 28 June 2011, with an effective date of 1 January, 2011 ("the Technical Report") relating to the Jerritt Canyon property. I visited the Jerritt Canyon property on numerous occasions from September 2008 to April 21, 2011, with my last visit being from April 13 to April 21, 2011.

7) I have had prior involvement with the property that is the subject of the Technical Report. In September 2008 and later I was responsible for helping reorganize the geological data and drill hole data at the Jerritt Mine property, and also at the Jerritt Exploration Departments in Elko, Nevada and Denver, Colorado. I worked as a geological contractor at the Jerritt Mine property periodically from September 2008 to March 31, 2010 and helped build the new geological team. I became Vice President of Exploration for Yukon-Nevada Gold Corp. on April 1, 2010 to the present.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclosure which makes the Technical Report misleading.

9) I am not independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101. I am currently employed by Yukon Nevada Gold Corp. (YNG) and I was granted stock options with YNG in November 2009 and again in April 2010. I do not have any other interest in adjoining properties in the Jerritt Canyon property project area. I was paid a daily rate from YNG for geological consulting services performed at the Jerritt Canyon property, and other Yukon-Nevada owned projects. I have been a salary employee, Vice President of Exploration, and Officer for YNG starting on April 1, 2010 to the present. I do not have any other interests relating to the Jerritt Canyon property.

Dated this 28th Day of June 2011.

Todd W. Johnson

PROFESSIONAL ENGINEER - STATE OF NEVADA
TODD W.
JOHNSON
Exp: 6-30-2013
GEOLOGICAL
No. 16748

Todd W. Johnson, M.Sc., P.E., MAusIMM

CERTIFICATE OF AUTHOR

I, Karl T. Swanson, SME, MAusIMM, do hereby certify that:

1) As of June 28, 2011, I am an independent geological and mining engineering consultant at:
   Karl Swanson
   PO Box 86
   Larkspur, CO 80118, USA

2) I graduated with a Bachelor of Science degree in Geological Engineering from Colorado School of Mines in 1990. In addition, I obtained a Master of Engineering degree in Mining Engineering from Colorado School of Mines in 1994.

3) I am a registered member of the Society for Mining, Metallurgy & Exploration (SME) #4043076. I am a member of the Australian Institute of Mining and Metallurgy (AusIMM) #304871.

4) I have worked as a geological and mining engineer for a total of 20 years since my 1990 graduation from university.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the Purposes on NI 43-101.

6) I am responsible for the preparation of section 15 of the technical report titled *NI 43-101 Technical Report Update, Jerritt Canyon Property, Yukon-Nevada Gold Corp., Elko County, Nevada, USA* and dated 28 June 2011, with an effective date of 1 January, 2011 ("the Technical Report") relating to the Jerritt Canyon property. I visited the property on numerous occasions in 2010 and 2011 with my last visit being from March 21-24, 2011.

7) I have not had prior involvement with the property that is the subject of the Technical Report.

8) I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

9) I was paid a daily rate for geological consulting services performed at the Jerritt Canyon Project and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Jerritt Canyon project area.

CERTIFICATE OF AUTHOR

Mark A. Odell, P.E.
Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276
markodell@practicalmining.com

Re: NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 28 June 2011, with an effective date of 1 January, 2011:

I, Mark A. Odell, P.E., do hereby certify that:

1)	As of June 28th, 2011, I am a consulting mining engineer at:

Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276

2)	I am a Registered Professional Mining Engineer in the State of Nevada (# 13708), and a Registered Member (#2402150) of the Society for Mining, Metallurgy and Exploration (SME).

3)	I am a graduate of The Colorado School of Mines, Golden, Colorado with a Bachelor of Science Degree in Mining Engineering in 1985. I have practiced my profession continuously since 1985.

4)	Since 1985, I have been involved with mine engineering and operations for base and precious metals and coal in both surface and underground environments, in the western United States.

5)

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43- 101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43 -101.

6)

I am a contract consulting engineer for the Issuer and landowner Yukon- Nevada Gold Corp. and have inspected the Jerritt Canyon property site on numerous occasions in 2009, 2010, and 2011. I last visited the Jerritt Canyon mine site on May 18, 2011.

7)

I am responsible for the preparation of sections 15.20 and 17.1, 17.2, 17.3, 17.7, 17.8, and 17.9 of the Technical Report titled NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 28 June 2011, with an effective date of 1 January, 2011, (“the Technical Report”) relating to the Jerritt Canyon property. I visited the property on numerous occasions in 2009, 2010, and 2011.

8)

I have previously worked at the Jerritt Canyon Mine as Underground Mining Manager for Queenstake Resources USA, Inc. from July 2003 to June 2005, and again as Mine Superintendent at SSX and at the Lee Smith Mine and Chief Engineer from March 2000 to July 2003 for Anglogold Jerritt Canyon Corp.; Most recently I have worked as a consulting Mine Engineer for Queenstake Resources USA, Inc. working on mine designs for the SSX-Steer and Smith mines from early 2009 to the present.

9)	I am independent of the Issuer in accordance with the application of Section 1.4 of NI 43-101.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12)

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th Day of June 2011.

Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276
markodell@practicalmining.com

CONSENT OF AUTHOR

Mark A. Odell, PE
Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276
markodell@practicalmining.com

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

I, Mark Odell, P.E., do hereby consent to the filing of the technical report titled NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA and dated 28 June 2011, with an effective date of 1 January, 2011 (the “Technical Report”) with the securities regulatory authorities referred to above. I am a “qualified person” as defined by National Instrument 43-101 and I consent to the extracts from, or summary of the Technical Report in such written disclosure. I also confirm that as a qualified person that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 28th day of June 2011.

Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276
markodell@practicalmining.com

Appendix	11

Appendix B

Claim List

NI 43-101 Technical Report	APPENDIX B1	12
Jerritt Canyon Property, NV	Claim List
June 28, 2011	Leased Claims

Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.
SONA 1	N MC-111907	SONA 174	N MC-112010	ED 77	N MC-77247
SONA 2	N MC-111908	SONA 175	N MC-112011	ED 78	N MC-77248
SONA 65	N MC-111909	SONA 176	N MC-112012	ED 79	N MC-77249
SONA 67	N MC-111910	SONA 177	N MC-112013	ED 80	N MC-77250
SONA 69	N MC-111911	SONA 181	N MC-112014	ED 81	N MC-77251
SONA 76	N MC-111912	SONA 182	N MC-112015	ED 82	N MC-77252
SONA 77	N MC-111913	SONA 183	N MC-112016	ED 83	N MC-77253
SONA 78	N MC-111914	SONA 184	N MC-112017	ED 84	N MC-77254
SONA 79	N MC-111915	SONA 185	N MC-112018	ED 85	N MC-77255
SONA 80	N MC-111916	SONA 186	N MC-112019	ED 86	N MC-77256
SONA 81	N MC-111917	SONA 187	N MC-112020	ED 87	N MC-77257
SONA 82	N MC-111918	SONA 188	N MC-112021	ED 88	N MC-77258
SONA 83	N MC-111919	SONA 189	N MC-112022	ED 89	N MC-77259
SONA 84	N MC-111920	SONA 190	N MC-112023	ED 90	N MC-77260
SONA 85	N MC-111921	SONA 191	N MC-112024	ED 91	N MC-77261
SONA 86	N MC-111922	SONA 192	N MC-112025	ED 92	N MC-77262
SONA 87	N MC-111923	SONA 193	N MC-112026	ED 93	N MC-77263
SONA 88	N MC-111924	SONA 194	N MC-112027	ED 94	N MC-77264
SONA 89	N MC-111925	SONA 195	N MC-112028	ED 95	N MC-77265
SONA 90	N MC-111926	SONA 196	N MC-112029	ED 96	N MC-77266
SONA 91	N MC-111927	SONA 197	N MC-112030	ED 97	N MC-77267
SONA 92	N MC-111928	SONA 198	N MC-112031	ED 98	N MC-77268
SONA 93	N MC-111929	SONA 199	N MC-112032	ED 99	N MC-77269
SONA 94	N MC-111930	SONA 200	N MC-112033	ED 100	N MC-77270
SONA 95	N MC-111931	SONA 201	N MC-112034	ED 101	N MC-77271
SONA 96	N MC-111932	SONA 202	N MC-112035	ED 102	N MC-77272
SONA 97	N MC-111933	SONA 203	N MC-112036	ED 103	N MC-77273
SONA 98	N MC-111934	SONA 204	N MC-112037	ED 104	N MC-77274
SONA 99	N MC-111935	SONA 205	N MC-112038	ED 105	N MC-77275
SONA 100	N MC-111936	SONA 206	N MC-112039	ED 106	N MC-77276
SONA 101	N MC-111937	SONA 207	N MC-112040	ED 107	N MC-77277
SONA 102	N MC-111938	SONA 208	N MC-112041	ED 108	N MC-77278
SONA 103	N MC-111939	SONA 209	N MC-112042	ED 109	N MC-77279
SONA 104	N MC-111940	SONA 210	N MC-112043	ED 110	N MC-77280
SONA 105	N MC-111941	SONA 211	N MC-112044	ED 111	N MC-77281
SONA 106	N MC-111942	SONA 212	N MC-112045	ED 112	N MC-77282
SONA 107	N MC-111943	SONA 213	N MC-112046	ED 113	N MC-77283
SONA 108	N MC-111944	SONA 214	N MC-112047	ED 114	N MC-77284
SONA 109	N MC-111945	ED 1	N MC-77183	ED 115	N MC-77285
SONA 110	N MC-111946	ED 2	N MC-77184	ED 116	N MC-77286
SONA 111	N MC-111947	ED 3	N MC-77185	ED 117	N MC-77287
SONA 112	N MC-111948	ED 4	N MC-77186	ED 118	N MC-77288
SONA 113	N MC-111949	ED 5	N MC-77187	ED 119	N MC-77289
SONA 114	N MC-111950	ED 6	N MC-77188	ED 120	N MC-77290
SONA 115	N MC-111951	ED 7	N MC-77189	ED 121	N MC-77291
SONA 116	N MC-111952	ED 8	N MC-77190	ED 122	N MC-77292
SONA 117	N MC-111953	ED 9	N MC-77191	ED 123	N MC-77293
SONA 118	N MC-111954	ED 10	N MC-77192	ED 124	N MC-77294
SONA 119	N MC-111955	ED 11	N MC-77193	ED 125	N MC-77295
SONA 120	N MC-111956	ED 12	N MC-77194	ED 126	N MC-77296
SONA 121	N MC-111957	ED 13	N MC-77195	ED 127	N MC-77297
SONA 122	N MC-111958	ED 14	N MC-77196	ED 128	N MC-77298
SONA 123	N MC-111959	ED 15	N MC-77197	ED 129	N MC-77299
SONA 124	N MC-111960	ED 16	N MC-77198	ED 130	N MC-77300
SONA 125	N MC-111961	ED 17	N MC-77199	ED 131	N MC-77301
SONA 126	N MC-111962	ED 18	N MC-77200	ED 132	N MC-77302
SONA 127	N MC-111963	ED 19	N MC-77201	ARANA	N MC-109009
SONA 128	N MC-111964	ED 20	N MC-77202	ARANARANA #1	N MC-109010
SONA 129	N MC-111965	ED 21	N MC-77203	ARANA #2	N MC-109011
SONA 130	N MC-111966	ED 22	N MC-77204	ARANA #3	N MC-109012
SONA 131	N MC-111967	ED 24	N MC-77205	ARANA #4	N MC-109013
SONA 132	N MC-111968	ED 26	N MC-77206	ARANA #5	N MC-109014
SONA 133	N MC-111969	ED 28	N MC-77207	BIRDS EYE 20	N MC-155929
SONA 134	N MC-111970	ED 30	N MC-77208	BIRDS EYE 21	N MC-155930
SONA 135	N MC-111971	ED 32	N MC-77209	BIRDS EYE 22	N MC-155931
SONA 136	N MC-111972	ED 34	N MC-77210	BIRDS EYE 23	N MC-155932
SONA 137	N MC-111973	ED 36	N MC-77211	BIRDS EYE 24	N MC-155933
SONA 138	N MC-111974	ED 38	N MC-77212	BIRDS EYE 25	N MC-155934
SONA 139	N MC-111975	ED 40	N MC-77213	BIRDS EYE 26	N MC-155935
SONA 140	N MC-111976	ED 42	N MC-77214	BIRDS EYE 30	N MC-169497
SONA 141	N MC-111977	ED 44	N MC-77215	BIRDS EYE 31	N MC-169498
SONA 142	N MC-111978	ED 45	N MC-77216	BIRDS EYE 32	N MC-169499
SONA 143	N MC-111979	ED 46	N MC-77217
SONA 144	N MC-111980	ED 47	N MC-77218
SONA 145	N MC-111981	ED 48	N MC-77219
SONA 146	N MC-111982	ED 49	N MC-77220
SONA 147	N MC-111983	ED 50	N MC-77221
SONA 148	N MC-111984	ED 51	N MC-77222
SONA 149	N MC-111985	ED 52	N MC-77223
SONA 150	N MC-111986	ED 53	N MC-77224
SONA 151	N MC-111987	ED 54	N MC-77225
SONA 152	N MC-111988	ED 55	N MC-77226
SONA 153	N MC-111989	ED 56	N MC-77227
SONA 154	N MC-111990	ED 57	N MC-77228
SONA 155	N MC-111991	ED 59	N MC-77229
SONA 156	N MC-111992	ED 60	N MC-77230
SONA 157	N MC-111993	ED 61	N MC-77231
SONA 158	N MC-111994	ED 62	N MC-77232
SONA 159	N MC-111995	ED 63	N MC-77233
SONA 160	N MC-111996	ED 64A	N MC-282710
SONA 161	N MC-111997	ED 64B FRAC.	N MC-282709
SONA 162	N MC-111998	ED 65A	N MC-282711
SONA 163	N MC-111999	ED 66A	N MC-282712
SONA 164	N MC-112000	ED 67A	N MC-282713
SONA 165	N MC-112001	ED 68A	N MC-282714
SONA 166	N MC-112002	ED 69A	N MC-282715
SONA 167	N MC-112003	ED 70A	N MC-282716
SONA 168	N MC-112004	ED 71	N MC-77241
SONA 169	N MC-112005	ED 72	N MC-77242
SONA 170	N MC-112006	ED 73	N MC-77243
SONA 171	N MC-112007	ED 74	N MC-77244
SONA 172	N MC-112008	ED 75	N MC-77245
SONA 173	N MC-112009	ED 76	N MC-77246
Note: All claims expire on September 1, 2011

NI 43-101 Technical Report	APPENDIX B1	13
Jerritt Canyon Property, NV	Claim List
June 28, 2011	Leased Claims

Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.
AL 1	N MC-622449	C.M. NO. 12	N MC-113719	CAL 133	N MC-110392	CAL 264	N MC-110523
AL 2	N MC-622450	C.M. NO. 13	N MC-113720	CAL 134	N MC-110393	CAL 265	N MC-110524
AL 3	N MC-622451	C.M. NO. 14	N MC-113721	CAL 135	N MC-110394	CAL 266	N MC-110525
AL 4	N MC-622452	C.M. NO. 15	N MC-113722	CAL 136	N MC-110395	CAL 267	N MC-110526
AL 5	N MC-622453	CAL 1	N MC-110270	CAL 137	N MC-110396	CAL 268	N MC-110527
AL 6	N MC-622454	CAL 2	N MC-110271	CAL 138	N MC-110397	CAL 269	N MC-110528
AL 7	N MC-622455	CAL 3	N MC-110272	CAL 139	N MC-110398	CAL 270	N MC-110529
AL 8	N MC-622456	CAL 4	N MC-110273	CAL 140	N MC-110399	CAL 271	N MC-110530
AL 9	N MC-622457	CAL 5	N MC-110274	CAL 141	N MC-110400	CAL 272	N MC-110531
AL 10	N MC-622458	CAL 6	N MC-110275	CAL 142	N MC-110401	CAL 273	N MC-110532
AL 11	N MC-622459	CAL 7	N MC-110276	CAL 143	N MC-110402	CAL 274	N MC-110533
AL 12	N MC-622460	CAL 8	N MC-110277	CAL 144	N MC-110403	CAL 275	N MC-110534
AL 13	N MC-622461	CAL 9	N MC-110278	CAL 145	N MC-110404	CAL 276	N MC-110535
AL 14	N MC-622462	CAL 10	N MC-110279	CAL 146	N MC-110405	CAL 277	N MC-110536
AL 15	N MC-622463	CAL 11	N MC-110280	CAL 147	N MC-110406	CAL 278	N MC-110537
AL 16	N MC-622464	CAL 12	N MC-110281	CAL 148	N MC-110407	CAL 279	N MC-110538
AL 17	N MC-622465	CAL 13	N MC-110282	CAL 149	N MC-110408	CAL 280	N MC-110539
AL 51	N MC-622497	CAL 14	N MC-110283	CAL 150	N MC-110409	CAL 281	N MC-110540
AL 52	N MC-622498	CAL 15	N MC-110284	CAL 151	N MC-110410	CAL 282	N MC-110541
AL 53	N MC-622499	CAL 16	N MC-110285	CAL 152	N MC-110411	CAL 283	N MC-110542
AL 54	N MC-622500	CAL 17	N MC-110286	CAL 153	N MC-110412	CAL 284	N MC-110543
AL 55	N MC-622501	CAL 18	N MC-110287	CAL 154	N MC-110413	CAL 285	N MC-110544
AL 56	N MC-622502	CAL 19	N MC-110288	CAL 155	N MC-110414	CAL 286	N MC-110545
AL 57	N MC-622503	CAL 20	N MC-110289	CAL 156	N MC-110415	CAL 287	N MC-110546
AL 58	N MC-622504	CAL 21	N MC-110290	CAL 157	N MC-110416	CAL 288	N MC-110547
AL 59	N MC-622505	CAL 22	N MC-110291	CAL 158	N MC-110417	CAL 289	N MC-110548
AL 60	N MC-622506	CAL 23	N MC-110292	CAL 159	N MC-110418	CAL 290	N MC-110549
AL 61	N MC-622507	CAL 24	N MC-110293	CAL 160	N MC-110419	CAL 291	N MC-110550
AL 62	N MC-622508	CAL 25	N MC-110294	CAL 161	N MC-110420	CAL 292	N MC-110551
AL 63	N MC-622509	CAL 26	N MC-110295	CAL 162	N MC-110421	CAL 293	N MC-110552
AL 64	N MC-622510	CAL 27	N MC-110296	CAL 163	N MC-110422	CAL 294	N MC-110553
AL 65	N MC-622511	CAL 28	N MC-110297	CAL 164	N MC-110423	CAL 295	N MC-110554
AL 66	N MC-622512	CAL 29	N MC-110298	CAL 165	N MC-110424	CAL 296	N MC-110555
AL 67	N MC-622513	CAL 30	N MC-110299	CAL 166	N MC-110425	CAL 297	N MC-110556
AL 68	N MC-622514	CAL 31	N MC-110300	CAL 167	N MC-110426	CAL 298	N MC-110557
AL 101	N MC-622547	CAL 32	N MC-110301	CAL 168	N MC-110427	CAL 299	N MC-110558
AL 102	N MC-622548	CAL 33	N MC-110302	CAL 169	N MC-110428	CAL 300	N MC-110559
AL 103	N MC-622549	CAL 34	N MC-110303	CAL 170	N MC-110429	CAL 301	N MC-110560
AL 104	N MC-622550	CAL 35	N MC-110304	CAL 171	N MC-110430	CAL 302	N MC-110561
AL 105	N MC-622551	CAL 36	N MC-110305	CAL 172	N MC-110431	CAL 303	N MC-110562
AL 106	N MC-622552	CAL 37	N MC-110306	CAL 173	N MC-110432	CAL 304	N MC-110563
AL 107	N MC-622553	CAL 38	N MC-110307	CAL 174	N MC-110433	CAL 305	N MC-110564
AL 132	N MC-622578	CAL 39	N MC-110308	CAL 175	N MC-110434	CAL 306	N MC-110565
AL 133	N MC-622579	CAL 40	N MC-110309	CAL 176	N MC-110435	CAL 307	N MC-110566
AL 134	N MC-622580	CAL 41	N MC-110310	CAL 177	N MC-110436	CAL 308	N MC-110567
AL 135	N MC-622581	CAL 42	N MC-110311	CAL 178	N MC-110437	CAL 309	N MC-110568
AL 136	N MC-622582	CAL 43	N MC-110312	CAL 179	N MC-110438	CAL 310	N MC-110569
AL 137	N MC-622583	CAL 44	N MC-110313	CAL 180	N MC-110439	CAL 311	N MC-110570
AL 138	N MC-622584	CAL 45	N MC-110314	CAL 181	N MC-110440	CAL 312	N MC-110571
AL 139	N MC-622585	CAL 46	N MC-110315	CAL 182	N MC-110441	CAL 314	N MC-847549
AL 140	N MC-622586	CAL 47	N MC-110316	CAL 183	N MC-110442	CAL 315	N MC-110574
AL 142	N MC-622588	CAL 48	N MC-110317	CAL 184	N MC-110443	CAL 316	N MC-110575
AL 151	N MC-622597	CAL 49	N MC-110318	CAL 185	N MC-110444	CAL 317	N MC-110576
AL 152	N MC-622598	CAL 50	N MC-110319	CAL 186	N MC-110445	CAL 318	N MC-110577
AL 153	N MC-622599	CAL 51	N MC-110320	CAL 187	N MC-110446	CAL 319	N MC-110578
AL 154	N MC-622600	CAL 52	N MC-110321	CAL 188	N MC-110447	CAL 320	N MC-110579
AL 155	N MC-622601	CAL 53	N MC-110322	CAL 189	N MC-110448	CAL 321	N MC-110580
AL 156	N MC-622602	CAL 54	N MC-110323	CAL 190	N MC-110449	CAL 322	N MC-110581
AL 157	N MC-622603	CAL 55	N MC-110324	CAL 191	N MC-110450	CAL 323	N MC-110582
AL 158	N MC-622604	CAL 56	N MC-110325	CAL 192	N MC-110451	CAL 324	N MC-110583
AL 159	N MC-622605	CAL 57	N MC-110326	CAL 193	N MC-110452	CAL 325	N MC-110584
AL 160	N MC-622606	CAL 58	N MC-110327	CAL 194	N MC-110453	CAL 326	N MC-110585
AL 161	N MC-622607	CAL 59	N MC-110328	CAL 195	N MC-110454	CAL 327	N MC-110586
AL 162	N MC-622608	CAL 60	N MC-110329	CAL 196	N MC-110455	CAL 328	N MC-110587
AL 163	N MC-622609	CAL 61	N MC-110330	CAL 197	N MC-110456	CAL 329	N MC-110588
AL 164	N MC-622610	CAL 62	N MC-110331	CAL 198	N MC-110457	CAL 330	N MC-110589
AL 165	N MC-622611	CAL 63	N MC-110332	CAL 199	N MC-110458	CAL 331	N MC-110590
AL 166	N MC-622612	CAL 64	N MC-110333	CAL 200	N MC-110459	CAL 332	N MC-110591
AL 167	N MC-622613	CAL 65	N MC-110334	CAL 201	N MC-110460	CAL 333	N MC-110592
AL 168	N MC-622614	CAL 66	N MC-110335	CAL 202	N MC-110461	CAL 334	N MC-110593
AL 169	N MC-622615	CAL 67	N MC-110336	CAL 203	N MC-110462	CAL 335	N MC-110594
AL 170	N MC-622616	CAL 68	N MC-110337	CAL 204	N MC-110463	CAL 336	N MC-110595
AL 171	N MC-622617	CAL 69	N MC-847540	CAL 205	N MC-110464	CAL 337	N MC-110596
AL 172	N MC-622618	CAL 70	N MC-110339	CAL 206	N MC-110465	CAL 338	N MC-110597
AL 173	N MC-622619	CAL 71	N MC-110340	CAL207	N MC-110466	CAL 339	N MC-110598
AL 174	N MC-622620	CAL 72	N MC-110341	CAL 208	N MC-110467	CAL 340	N MC-110599
AL 175	N MC-622621	CAL 73	N MC-110342	CAL 209	N MC-110468	CAL 341	N MC-110600
AL 196	N MC-622642	CAL 74	N MC-110343	CAL 210	N MC-110469	CAL 342	N MC-110601
AL 197	N MC-622643	CAL 75	N MC-110344	CAL 211	N MC-110470	CAL 343	N MC-110602
AL 198	N MC-622644	CAL 76	N MC-110345	CAL 212	N MC-110471	CAL 344	N MC-110603
AL 199	N MC-622645	CAL 77	N MC-133735	CAL 213	N MC-110472	CAL 345	N MC-110604
AL 200	N MC-622646	CAL 78	N MC-133736	CAL 214	N MC-110473	CAL 346	N MC-110605
AL 232	N MC-622678	CAL 79	N MC-133737	CAL 215	N MC-110474	CAL 347	N MC-110606
1	N MC-112262	CAL 80	N MC-133738	CAL 216	N MC-110475	CAL 348	N MC-110607
2	N MC-112263	CAL 81	N MC-133739	CAL 217	N MC-110476	CAL 351	N MC-110610
3	N MC-112264	CAL 82	N MC-133740	CAL 218	N MC-110477	CAL 352	N MC-110611
BBED 1	N MC-682384	CAL 83	N MC-133741	CAL 219	N MC-110478	CAL 353	N MC-110612
BBED 2	N MC-682385	CAL 84	N MC-133742	CAL 220	N MC-110479	CAL 354	N MC-110613
BBED 3	N MC-682386	CAL 85	N MC-133743	CAL 221	N MC-110480	CAL 355	N MC-110614
BBED 4	N MC-682387	CAL 86	N MC-133744	CAL 222	N MC-110481	CAL 356	N MC-110615
BILBOA # 1	N MC-116097	CAL 87	N MC-110346	CAL 223	N MC-110482	CAL 357	N MC-110616
BILBOA # 1A	N MC-636675	CAL 88	N MC-110347	CAL 224	N MC-110483	CAL 358	N MC-110617
BILBOA # 2	N MC-116098	CAL 89	N MC-110348	CAL 225	N MC-110484	CAL 359	N MC-110618
BILBOA # 3	N MC-116099	CAL 90	N MC-110349	CAL 226	N MC-110485	CAL 360	N MC-110619
BILBOA # 3A	N MC-636676	CAL 91	N MC-110350	CAL 227	N MC-110486	CAL 361	N MC-110620
BILBOA # 4	N MC-116100	CAL 92	N MC-110351	CAL 228	N MC-110487	CAL 362	N MC-110621
BILBOA # 5	N MC-116101	CAL 93	N MC-110352	CAL 229	N MC-110488	CAL 363	N MC-110622
BILBOA # 6	N MC-116102	CAL 94	N MC-110353	CAL 230	N MC-110489	CAL 364	N MC-343
BILBOA # 6A	N MC-636677	CAL 95	N MC-110354	CAL 231	N MC-110490	CAL 365	N MC-344
BILBOA # 7	N MC-116103	CAL 96	N MC-110355	CAL 232	N MC-110491	CAL 366	N MC-345
BILBOA # 7A	N MC-636678	CAL 97	N MC-110356	CAL 233	N MC-110492	CAL 367	N MC-346
BILBOA # 8	N MC-24242	CAL 98	N MC-110357	CAL 234	N MC-110493	CAL 368	N MC-347
BILBOA # 9	N MC-24243	CAL 99	N MC-110358	CAL 235	N MC-110494	CAL 369	N MC-348
BILBOA #10	N MC-24244	CAL 100	N MC-110359	CAL 236	N MC-110495	CAL 370	N MC-349
BILBOA #11	N MC-24245	CAL 101	N MC-110360	CAL 237	N MC-110496	CAL 371	N MC-350
BILBOA #12	N MC-116104	CAL 102	N MC-110361	CAL 238	N MC-110497	CAL 372	N MC-351
BILBOA #15	N MC-116107	CAL 103	N MC-110362	CAL 239	N MC-110498	CAL 373	N MC-352
BILBOA #16	N MC-116108	CAL 104	N MC-110363	CAL 240	N MC-110499	CAL 374	N MC-353
BILBOA #16A	N MC-847547	CAL 105	N MC-110364	CAL 241	N MC-110500	CAL 375	N MC-354
BILBOA #17	N MC-116109	CAL 106	N MC-110365	CAL 242	N MC-110501	CAL 378	N MC-357
BILBOA #17A	N MC-847546	CAL 107	N MC-110366	CAL 243	N MC-110502	CAL 379	N MC-358
BILBOA #18	N MC-24246	CAL 108	N MC-110367	CAL 244	N MC-110503	CAL 380	N MC-359
BILBOA #20	N MC-44742	CAL 109	N MC-110368	CAL 245	N MC-110504	CAL 381	N MC-360
BILBOA #21	N MC-44743	CAL 110	N MC-110369	CAL 246	N MC-110505	CAL 382	N MC-361
BILBOA #22	N MC-44744	CAL 111	N MC-110370	CAL 247	N MC-110506	CAL 383	N MC-362
BILBOA #23	N MC-116110	CAL 112	N MC-110371	CAL 248	N MC-110507	CAL 384	N MC-363
BUCKHORN 51	N MC-112289	CAL 113	N MC-110372	CAL 249	N MC-110508	CAL 385	N MC-364
BUCKHORN 52	N MC-112290	CAL 114	N MC-110373	CAL 250	N MC-110509	CAL 386	N MC-365
BUCKHORN 53	N MC-112291	CAL 115	N MC-110374	CAL 251	N MC-110510	CAL 387	N MC-176294
C.M. FRACTION NO. 1	N MC-113723	CAL 116	N MC-110375	CAL 252	N MC-110511	CAL 388	N MC-176295
C.M. NO 1	N MC-113708	CAL 117	N MC-110376	CAL 253	N MC-110512	CAL 393	N MC-176300
C.M. NO 2	N MC-113709	CAL 118	N MC-847543	CAL 254	N MC-110513	CAL 394	N MC-176301
C.M. NO. 3	N MC-113710	CAL 123	N MC-110382	CAL 255	N MC-110514	CAL 395	N MC-176302
C.M. NO. 4	N MC-113711	CAL 125	N MC-110384	CAL 256	N MC-133745	CAL 396	N MC-366
C.M. NO. 5	N MC-113712	CAL 126	N MC-110385	CAL 257	N MC-133746	CAL 397	N MC-367
C.M. NO. 6	N MC-113713	CAL 127	N MC-110386	CAL 258	N MC-133747	CAL 398	N MC-368
C.M. NO. 7	N MC-113714	CAL 128	N MC-110387	CAL 259	N MC-110518	CAL 399	N MC-369
C.M. NO. 8	N MC-113715	CAL 129	N MC-110388	CAL 260	N MC-110519	CAL 400	N MC-370
C.M. NO. 9	N MC-113716	CAL 130	N MC-110389	CAL 261	N MC-110520	CAL 401	N MC-371
C.M. NO. 10	N MC-113717	CAL 131	N MC-110390	CAL 262	N MC-110521	CAL 402	N MC-372
C.M. NO. 11	N MC-113718	CAL 132	N MC-110391	CAL 263	N MC-110522	CAL 408	N MC-379
Note: Claims expire on September 1, 2011

NI 43-101 Technical Report	APPENDIX B1	14
Jerritt Canyon Property, NV	Claim List
June 28, 2011	Leased Claims

Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.
CAL 409	N MC-380	CAL 541	N MC-7478	CAL 692	N MC-7622	CAL 850	N MC-24697
CAL 410	N MC-381	CAL 542	N MC-7479	CAL 693	N MC-7623	CAL 851	N MC-24698
CAL 411	N MC-382	CAL 543	N MC-7480	CAL 694	N MC-7624	CAL 852	N MC-24699
CAL 412	N MC-383	CAL 544	N MC-7481	CAL 695	N MC-7625	CAL 853	N MC-24700
CAL 413	N MC-384	CAL 545	N MC-7482	CAL 697	N MC-7626	CAL 854	N MC-24701
CAL 414	N MC-385	CAL 546	N MC-7483	CAL 698	N MC-7627	CAL 855	N MC-24702
CAL 415	N MC-386	CAL 547	N MC-7484	CAL 699	N MC-7628	CAL 856	N MC-24703
CAL 416	N MC-387	CAL 548	N MC-7485	CAL 700	N MC-7629	CAL 857	N MC-24704
CAL 417	N MC-388	CAL 549	N MC-7486	CAL 701	N MC-7630	CAL 858	N MC-24705
CAL 418	N MC-389	CAL 550	N MC-7487	CAL 702	N MC-7631	CAL 859	N MC-24706
CAL 419	N MC-390	CAL 551	N MC-7488	CAL 703	N MC-7632	CAL 860	N MC-24707
CAL 420	N MC-391	CAL 552	N MC-7489	CAL 704	N MC-7633	CAL 861	N MC-24708
CAL 421	N MC-392	CAL 553	N MC-7490	CAL 705	N MC-7634	CAL 862	N MC-24709
CAL 422	N MC-393	CAL 554	N MC-7491	CAL 706	N MC-7635	CAL 863	N MC-24710
CAL 423	N MC-394	CAL 555	N MC-7492	CAL 707	N MC-13076	CAL 864	N MC-24711
CAL 424	N MC-395	CAL 556	N MC-7493	CAL 708	N MC-13077	CAL 899	N MC-37237
CAL 425	N MC-396	CAL 557	N MC-7494	CAL 709	N MC-13078	CAL 900	N MC-37238
CAL 426	N MC-397	CAL 558	N MC-7495	CAL 710	N MC-13079	CAL 901	N MC-37239
CAL 427	N MC-398	CAL 559	N MC-7496	CAL 711	N MC-13080	CAL 902	N MC-37240
CAL 428	N MC-399	CAL 560	N MC-7497	CAL 712	N MC-13081	CAL 903	N MC-37241
CAL 429	N MC-400	CAL 561	N MC-7498	CAL 713	N MC-13082	CAL 904	N MC-37242
CAL 430	N MC-401	CAL 562	N MC-7499	CAL 714	N MC-13083	CAL 905	N MC-37243
CAL 431	N MC-402	CAL 563	N MC-7500	CAL 715	N MC-13084	CAL 906	N MC-37244
CAL 432	N MC-403	CAL 564	N MC-7501	CAL 716	N MC-13085	CAL 907	N MC-37245
CAL 433	N MC-404	CAL 565	N MC-7502	CAL 717	N MC-13086	CAL 908	N MC-37246
CAL 434	N MC-405	CAL 566	N MC-7503	CAL 718	N MC-13087	CAL 909	N MC-37247
CAL 435	N MC-406	CAL 567	N MC-7504	CAL 719	N MC-13088	CAL 910	N MC-37248
CAL 436	N MC-407	CAL 568	N MC-7505	CAL 720	N MC-13089	CAL 911	N MC-37249
CAL 437	N MC-408	CAL 569	N MC-7506	CAL 721	N MC-13090	CAL 912	N MC-37250
CAL 438	N MC-409	CAL 570	N MC-7507	CAL 722	N MC-13091	CAL 913	N MC-37251
CAL 439	N MC-410	CAL 571	N MC-7508	CAL 723	N MC-13092	CAL 914	N MC-37252
CAL 440	N MC-411	CAL 572	N MC-7509	CAL 724	N MC-13093	CAL 915	N MC-153927
CAL 441	N MC-412	CAL 573	N MC-7510	CAL 725	N MC-13094	CAL 916	N MC-153928
CAL 442	N MC-413	CAL 574	N MC-7511	CAL 726	N MC-13095	CAL 917	N MC-153929
CAL 443	N MC-414	CAL 575	N MC-7512	CAL 727	N MC-13096	CAL 918	N MC-153930
CAL 444	N MC-415	CAL 576	N MC-7513	CAL 728	N MC-13097	CAL 919	N MC-153931
CAL 445	N MC-416	CAL 577	N MC-7514	CAL 729	N MC-13098	CAL 920	N MC-153932
CAL 446	N MC-417	CAL 578	N MC-7515	CAL 730	N MC-13099	CAL 921	N MC-153933
CAL 447	N MC-418	CAL 579	N MC-7516	CAL 731	N MC-13100	CAL 950	N MC-180247
CAL 448	N MC-419	CAL 580	N MC-7517	CAL 732	N MC-13101	CAL 951	N MC-180248
CAL 449	N MC-420	CAL 581	N MC-7518	CAL 733	N MC-13102	CAL 952	N MC-180249
CAL 450	N MC-421	CAL 582	N MC-7519	CAL 734	N MC-13103	CAL 953	N MC-180250
CAL 451	N MC-422	CAL 583	N MC-7520	CAL 735	N MC-13104	CAL 954	N MC-180251
CAL 452	N MC-423	CAL 584	N MC-7521	CAL 736	N MC-13105	CAL 955	N MC-180252
CAL 453	N MC-469	CAL 585	N MC-7522	CAL 737	N MC-13106	CAL 956	N MC-180253
CAL 454	N MC-470	CAL 586	N MC-7523	CAL 738	N MC-13107	CAL 957	N MC-180254
CAL 455	N MC-471	CAL 587	N MC-7524	CAL 739	N MC-13108	CAL 958	N MC-180255
CAL 456	N MC-472	CAL 588	N MC-7525	CAL 740	N MC-13109	CAL 959	N MC-180256
CAL 457	N MC-473	CAL 589	N MC-7526	CAL 741	N MC-13110	CAL 960	N MC-180257
CAL 458	N MC-474	CAL 590	N MC-7527	CAL 742	N MC-13111	CAL 961	N MC-180258
CAL 459	N MC-475	CAL 591	N MC-7528	CAL 743	N MC-13112	CAL 982	N MC-180259
CAL 460	N MC-476	CAL 592	N MC-7529	CAL 744	N MC-13113	CAL 983	N MC-180260
CAL 461	N MC-477	CAL 596	N MC-7530	CAL 745	N MC-13114	CAL 984	N MC-180261
CAL 462	N MC-478	CAL 598	N MC-7531	CAL 746	N MC-13115	CAL 985	N MC-180262
CAL 463	N MC-479	CAL 600	N MC-7533	CAL 747	N MC-13116	CAL 986	N MC-180263
CAL 464	N MC-480	CAL 601	N MC-7534	CAL 748	N MC-13117	CAL 987	N MC-180264
CAL 465	N MC-481	CAL 602	N MC-7535	CAL 749	N MC-13118	CAL 988	N MC-180265
CAL 466	N MC-482	CAL 603	N MC-7536	CAL 750	N MC-13119	CAL 989	N MC-180266
CAL 467	N MC-483	CAL 604	N MC-7537	CAL 751	N MC-13120	CAL 990	N MC-180267
CAL 468	N MC-484	CAL 605	N MC-7538	CAL 752	N MC-13121	CAL 991	N MC-180268
CAL 469	N MC-133748	CAL 619	N MC-7551	CAL 753	N MC-13122	CAL 992	N MC-180269
CAL 470	N MC-485	CAL 620	N MC-7552	CAL 754	N MC-13123	CAL 993	N MC-180270
CAL 471	N MC-486	CAL 621	N MC-7553	CAL 755	N MC-13124	CAL 994	N MC-180271
CAL 472	N MC-487	CAL 622	N MC-7554	CAL 756	N MC-13125	CAL 995	N MC-180272
CAL 473	N MC-488	CAL 623	N MC-7555	CAL 757	N MC-13126	CAL 996	N MC-180273
CAL 474	N MC-489	CAL 624	N MC-7556	CAL 758	N MC-13127	CAL 997	N MC-180274
CAL 475	N MC-490	CAL 625	N MC-7557	CAL 759	N MC-13128	CAL 998	N MC-180275
CAL 476	N MC-491	CAL 626	N MC-7558	CAL 760	N MC-13129	CAL 999	N MC-180276
CAL 477	N MC-492	CAL 627	N MC-7559	CAL 761	N MC-13130	CAL 1000	N MC-180277
CAL 478	N MC-493	CAL 628	N MC-7560	CAL 762	N MC-13131	CAL 1001	N MC-180278
CAL 479	N MC-494	CAL 629	N MC-7561	CAL 763	N MC-13132	CAL 1002	N MC-180279
CAL 480	N MC-495	CAL 630	N MC-7562	CAL 764	N MC-13133	CAL 1003	N MC-180280
CAL 481	N MC-496	CAL 631	N MC-7563	CAL 765	N MC-13134	CAL 1004	N MC-180281
CAL 482	N MC-847542	CAL 632	N MC-7564	CAL 766	N MC-13135	CAL 1005	N MC-180282
CAL 484	N MC-432396	CAL 633	N MC-7565	CAL 767	N MC-13136	CAL 1006	N MC-180283
CAL 485	N MC-432397	CAL 634	N MC-7566	CAL 768	N MC-13137	CAL FRACTION 1	N MC-636679
CAL 486	N MC-432398	CAL 635	N MC-7567	CAL 769	N MC-13138	CAL FRACTION 2	N MC-636680
CAL 487	N MC-432399	CAL 636	N MC-7568	CAL 770	N MC-13139	CASS 1	N MC-902519
CAL 488	N MC-432400	CAL 637	N MC-7569	CAL 771	N MC-13140	CASS 2	N MC-902520
CAL 489	N MC-432401	CAL 638	N MC-7570	CAL 772	N MC-13141	CASS 3	N MC-902521
CAL 489A	N MC-28636	CAL 639	N MC-7571	CAL 773	N MC-13142	CASS 4	N MC-902522
CAL 490	N MC-7428	CAL 640	N MC-7572	CAL 774	N MC-13143	CASS 5	N MC-902523
CAL 491	N MC-7429	CAL 641	N MC-7573	CAL 775	N MC-13144	CASS 6	N MC-902524
CAL 492	N MC-7430	CAL 642	N MC-7574	CAL 776	N MC-13145	CASS 7	N MC-902525
CAL 493	N MC-7431	CAL 643	N MC-7575	CAL 777	N MC-13146	CASS 8	N MC-902526
CAL 494	N MC-7432	CAL 644	N MC-7576	CAL 778	N MC-13147	CASS 9	N MC-902527
CAL 495	N MC-7433	CAL 645	N MC-7577	CAL 779	N MC-13148	CASS 10	N MC-902528
CAL 496	N MC-7434	CAL 646	N MC-7578	CAL 780	N MC-13149	CASS 11	N MC-902529
CAL 497	N MC-7435	CAL 647	N MC-7579	CAL 781	N MC-13150	CASS 12	N MC-902530
CAL 498	N MC-7436	CAL 648	N MC-7580	CAL 782	N MC-13151	CASS 13	N MC-902531
CAL 499	N MC-7437	CAL 649	N MC-7581	CAL 783	N MC-13152	CASS 14	N MC-902532
CAL 500	N MC-7438	CAL 650	N MC-7582	CAL 784	N MC-13153	CASS 15	N MC-902533
CAL 501	N MC-7439	CAL 651	N MC-7583	CAL 785	N MC-13154	CASS 16	N MC-902534
CAL 502	N MC-7440	CAL 652	N MC-7584	CAL 786	N MC-13155	CASS 17	N MC-902535
CAL 503	N MC-7441	CAL 653	N MC-7585	CAL 787	N MC-13156	CASS 18	N MC-902536
CAL 504	N MC-7442	CAL 654	N MC-7586	CAL 788	N MC-13157	CASS 19	N MC-902537
CAL 505	N MC-7443	CAL 655	N MC-7587	CAL 789	N MC-13158	CASS 20	N MC-902538
CAL 506	N MC-7444	CAL 656	N MC-7588	CAL 790	N MC-13159	CASS 21	N MC-902539
CAL 507	N MC-7445	CAL 657	N MC-7589	CAL 791	N MC-13160	CASS 22	N MC-902540
CAL 508	N MC-7446	CAL 658	N MC-7590	CAL 792	N MC-13161	CASS 23	N MC-902541
CAL 509	N MC-7447	CAL 659	N MC-7591	CAL 793	N MC-13162	CASS 24	N MC-902542
CAL 510	N MC-7448	CAL 660	N MC-7592	CAL 794	N MC-13163	CASS 25	N MC-902543
CAL 511	N MC-7449	CAL 661	N MC-7593	CAL 795	N MC-13164	CASS 26	N MC-902544
CAL 512	N MC-7450	CAL 662	N MC-7594	CAL 796	N MC-13165	CASS 27	N MC-902545
CAL 513	N MC-7451	CAL 663	N MC-7595	CAL 797	N MC-13166	CASS 28	N MC-902546
CAL 514	N MC-7452	CAL 664	N MC-7596	CAL 798	N MC-13167	CASS 29	N MC-902547
CAL 515	N MC-7453	CAL 665	N MC-7597	CAL 799	N MC-13168	CASS 30	N MC-902548
CAL 516	N MC-7454	CAL 666	N MC-7598	CAL 800	N MC-13169	CASS 31	N MC-902549
CAL 517	N MC-7455	CAL 667	N MC-7599	CAL 801	N MC-13170	CASS 32	N MC-902550
CAL 519	N MC-7456	CAL 668	N MC-7600	CAL 802	N MC-13171	CASS 33	N MC-902551
CAL 520	N MC-7457	CAL 671	N MC-7601	CAL 803	N MC-13172	CASS 34	N MC-902552
CAL 521	N MC-7458	CAL 672	N MC-7602	CAL 804	N MC-13173	CASS 35	N MC-902553
CAL 522	N MC-7459	CAL 673	N MC-7603	CAL 805	N MC-13174	CASS 36	N MC-902554
CAL 523	N MC-7460	CAL 674	N MC-7604	CAL 806	N MC-13175	CASS 37	N MC-902555
CAL 524	N MC-7461	CAL 675	N MC-7605	CAL 807	N MC-13176	CASS 38	N MC-902556
CAL 525	N MC-7462	CAL 676	N MC-7606	CAL 808	N MC-13177	CASS 39	N MC-902557
CAL 526	N MC-7463	CAL 677	N MC-7607	CAL 809	N MC-30757	CASS 40	N MC-902558
CAL 527	N MC-7464	CAL 678	N MC-7608	CAL 810	N MC-30758	CASS 41	N MC-902559
CAL 528	N MC-7465	CAL 679	N MC-7609	CAL 811	N MC-30759	CASS 42	N MC-902560
CAL 529	N MC-7466	CAL 680	N MC-7610	CAL 824	N MC-24671	CASS 43	N MC-902561
CAL 530	N MC-7467	CAL 681	N MC-7611	CAL 826	N MC-24673	CASS 44	N MC-902562
CAL 531	N MC-7468	CAL 682	N MC-7612	CAL 828	N MC-24675	CASS 45	N MC-902563
CAL 532	N MC-7469	CAL 683	N MC-7613	CAL 829	N MC-24676	CASS 46	N MC-902564
CAL 533	N MC-7470	CAL 684	N MC-7614	CAL 830	N MC-24677	CASS 47	N MC-902565
CAL 534	N MC-7471	CAL 685	N MC-7615	CAL 831	N MC-24678	CASS 48	N MC-902566
CAL 535	N MC-7472	CAL 686	N MC-7616	CAL 832	N MC-24679	CASS 49	N MC-902567
CAL 536	N MC-7473	CAL 687	N MC-7617	CAL 833	N MC-24680	CASS 50	N MC-902568
CAL 537	N MC-7474	CAL 688	N MC-7618	CAL 846	N MC-24693	CASS 51	N MC-902569
CAL 538	N MC-7475	CAL 689	N MC-7619	CAL 847	N MC-24694	CASS 52	N MC-902570
CAL 539	N MC-7476	CAL 690	N MC-7620	CAL 848	N MC-24695	CASS 53	N MC-902571
CAL 540	N MC-7477	CAL 691	N MC-7621	CAL 849	N MC-24696	CASS 54	N MC-902572
Note: Claims expire on September 1, 2011

NI 43-101 Technical Report	APPENDIX B1	15
Jerritt Canyon Property, NV	Claim List
June 28, 2011	Leased Claims

Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.
CASS 55	N MC-902573	GA NO. 40	N MC-324735	H # 11	N MC-24223	JASPER 121	N MC-852781
CASS 56	N MC-902574	GA NO. 41	N MC-324736	H # 13	N MC-24225	JASPER 122	N MC-852782
CASS 57	N MC-902575	GA NO. 42	N MC-324737	H # 14	N MC-24226	JASPER 123	N MC-852783
CASS 58	N MC-902576	GA NO. 42A	N MC-631781	H # 15	N MC-24227	JASPER 124	N MC-852784
CASS 59	N MC-902577	GA NO. 43	N MC-324738	H # 18	N MC-24230	JASPER 125	N MC-852785
CASS 60	N MC-902578	GA NO. 44	N MC-324739	H # 19	N MC-24231	JASPER 126	N MC-852786
CASS 61	N MC-902579	GA NO. 45	N MC-631782	H # 20	N MC-24232	JASPER 127	N MC-852787
CASS 62	N MC-902580	GA NO. 46	N MC-631783	H # 21	N MC-24233	JASPER 128	N MC-852788
CASS 63	N MC-902581	GA NO. 47	N MC-654533	H # 22	N MC-24234	JASPER 129	N MC-852789
CASS 64	N MC-902582	GAP 1	N MC-725613	H # 24	N MC-24236	JASPER 130	N MC-852790
CASS 65	N MC-902583	GAP 2	N MC-725614	H # 29	N MC-24241	JASPER 131	N MC-852791
CASS 66	N MC-902584	GAP 3	N MC-725615	JASPER 1	N MC-852661	JASPER 132	N MC-852792
CASS 67	N MC-902585	GAP 4	N MC-725616	JASPER 2	N MC-852662	JASPER 133	N MC-852793
CASS 68	N MC-902586	GAP 5	N MC-725617	JASPER 3	N MC-852663	JASPER 134	N MC-852794
CASS 69	N MC-902587	GAP 6	N MC-725618	JASPER 4	N MC-852664	JASPER 135	N MC-852795
CASS 70	N MC-902588	GIL NO, 1	N MC-112265	JASPER 5	N MC-852665	JASPER 136	N MC-852796
CASS 71	N MC-902589	GIL NO, 2	N MC-112266	JASPER 6	N MC-852666	JASPER 137	N MC-852797
CASS 72	N MC-902590	GIL NO, 3	N MC-112267	JASPER 7	N MC-852667	JASPER 138	N MC-852798
CASS 73	N MC-902591	GOOD LUCK NO, 1	N MC-113780	JASPER 8	N MC-852668	JASPER 139	N MC-852799
CASS 74	N MC-902592	GOOD LUCK NO, 2	N MC-113781	JASPER 9	N MC-852669	JASPER 140	N MC-852800
CASS 75	N MC-902593	GOOD LUCK NO, 3	N MC-113782	JASPER 10	N MC-852670	JASPER 141	N MC-852801
CASS 76	N MC-902594	GOOD LUCK NO, 4	N MC-113783	JASPER 11	N MC-852671	JASPER 142	N MC-852802
CASS 77	N MC-902595	GOOD LUCK NO, 5	N MC-113784	JASPER 12	N MC-852672	JASPER 143	N MC-852803
CASS 78	N MC-902596	GRACIE FRACTION NO. 1	N MC-113656	JASPER 13	N MC-852673	JASPER 144	N MC-852804
CASS 79	N MC-902597	GRACIE NO. 1	N MC-113554	JASPER 14	N MC-852674	JASPER 145	N MC-852805
CASS 80	N MC-902598	GRACIE NO. 2	N MC-113555	JASPER 15	N MC-852675	JASPER 146	N MC-852806
CASS 81	N MC-902599	GRACIE NO. 3	N MC-113556	JASPER 16	N MC-852676	JASPER 147	N MC-852807
CASS 82	N MC-902600	GRACIE NO. 4	N MC-113557	JASPER 17	N MC-852677	JASPER 148	N MC-852808
CASS 83	N MC-902601	GRACIE NO. 5	N MC-113558	JASPER 18	N MC-852678	JASPER 149	N MC-852809
CASS 84	N MC-902602	GRACIE NO. 6	N MC-113559	JASPER 19	N MC-852679	JASPER 150	N MC-852810
CASS 85	N MC-902603	GRACIE NO. 7	N MC-113560	JASPER 20	N MC-852680	JASPER 151	N MC-852811
CASS 86	N MC-902604	GRACIE NO. 8	N MC-113561	JASPER 21	N MC-852681	JASPER 152	N MC-852812
CASS 87	N MC-902605	GRACIE NO. 9	N MC-113562	JASPER 22	N MC-852682	JASPER 153	N MC-852813
CASS 88	N MC-902606	GRACIE NO. 10	N MC-113563	JASPER 23	N MC-852683	JASPER 154	N MC-852814
CASS 89	N MC-902607	GRACIE NO. 11	N MC-113564	JASPER 24	N MC-852684	JASPER 155	N MC-852815
CASS 90	N MC-902608	GRACIE NO. 12	N MC-113565	JASPER 25	N MC-852685	JASPER 156	N MC-852816
CASS 91	N MC-902609	GRACIE NO. 13	N MC-113566	JASPER 26	N MC-852686	JASPER 157	N MC-852817
CASS 92	N MC-902610	GRACIE NO. 14	N MC-113567	JASPER 27	N MC-852687	JASPER 158	N MC-852818
CFF - 1	N MC-608889	GRACIE NO. 15	N MC-113568	JASPER 28	N MC-852688	JASPER 159	N MC-852819
CFF - 2	N MC-608890	GRACIE NO. 16	N MC-113569	JASPER 29	N MC-852689	JASPER 160	N MC-852820
CFF - 3	N MC-608891	GRACIE NO. 17	N MC-113570	JASPER 30	N MC-852690	JASPER 161	N MC-852821
CFF - 4	N MC-608892	GRACIE NO. 18	N MC-113571	JASPER 31	N MC-852691	JASPER 162	N MC-852822
CFF - 5	N MC-608893	GRACIE NO. 19	N MC-113572	JASPER 32	N MC-852692	JASPER 163	N MC-852823
CFF - 6	N MC-608894	GRACIE NO. 20	N MC-113573	JASPER 33	N MC-852693	JASPER 164	N MC-852824
CFF - 7	N MC-608895	GRACIE NO. 21	N MC-113574	JASPER 34	N MC-852694	JASPER 165	N MC-852825
CFF - 8	N MC-608896	GRACIE NO. 22	N MC-113575	JASPER 35	N MC-852695	JASPER 166	N MC-852826
CFF - 9	N MC-608897	GRACIE NO. 23	N MC-113576	JASPER 36	N MC-852696	JASPER 167	N MC-852827
CFF - 10	N MC-608898	GRACIE NO. 24	N MC-113577	JASPER 37	N MC-852697	JASPER 168	N MC-852828
CFF - 11	N MC-608899	GRACIE NO. 25	N MC-113578	JASPER 38	N MC-852698	JASPER 169	N MC-852829
CFF - 12	N MC-608900	GRACIE NO. 26	N MC-113579	JASPER 39	N MC-852699	JASPER 170	N MC-852830
CFF - 13	N MC-608901	GRACIE NO. 27	N MC-113580	JASPER 40	N MC-852700	JASPER 171	N MC-852831
CFF - 14	N MC-608902	GRACIE NO. 28	N MC-113581	JASPER 41	N MC-852701	JASPER 172	N MC-852832
CFF - 15	N MC-608903	GRACIE NO. 29	N MC-113582	JASPER 42	N MC-852702	JASPER 173	N MC-852833
CFF - 16	N MC-608904	GRACIE NO. 30	N MC-113583	JASPER 43	N MC-852703	JASPER 174	N MC-852834
CFF - 17	N MC-608905	GRACIE NO. 31	N MC-113584	JASPER 44	N MC-852704	JASPER 175	N MC-852835
CFF - 18	N MC-608906	GRACIE NO. 32	N MC-113585	JASPER 45	N MC-852705	JASPER 176	N MC-852836
CFF - 19	N MC-608907	GRACIE NO. 33	N MC-113586	JASPER 46	N MC-852706	JASPER 177	N MC-852837
CFF - 20	N MC-608908	GRACIE NO. 34	N MC-113587	JASPER 47	N MC-852707	JASPER 178	N MC-852838
CFF - 21	N MC-608909	GRACIE NO. 35	N MC-113588	JASPER 48	N MC-852708	JASPER 179	N MC-852839
CFF - 22	N MC-608910	GRACIE NO. 36	N MC-113589	JASPER 49	N MC-852709	JASPER 180	N MC-852840
CFF - 23	N MC-608911	GRACIE NO. 37	N MC-113590	JASPER 50	N MC-852710	JASPER 181	N MC-866981
CFF - 24	N MC-608912	GRACIE NO. 38	N MC-113591	JASPER 51	N MC-852711	JASPER 182	N MC-866982
CONFUSION NO. 1 N MC-112268		GRACIE NO. 39	N MC-113592	JASPER 52	N MC-852712	JASPER 183	N MC-866983
DAWN NO. 1	N MC-24198	GRACIE NO. 40	N MC-113593	JASPER 53	N MC-852713	JASPER 184	N MC-866984
DAWN NO. 2	N MC-24199	GRACIE NO. 41	N MC-113594	JASPER 54	N MC-852714	JASPER 185	N MC-866985
DAWN NO. 3	N MC-24200	GRACIE NO. 42	N MC-113595	JASPER 55	N MC-852715	JASPER 186	N MC-866986
DAWN NO. 4	N MC-24201	GRACIE NO. 43	N MC-113596	JASPER 56	N MC-852716	JASPER 187	N MC-866987
DAWN NO. 5	N MC-24202	GRACIE NO. 44	N MC-113597	JASPER 57	N MC-852717	JASPER 188	N MC-866988
DAWN NO. 6	N MC-24203	GRACIE NO. 45	N MC-113598	JASPER 58	N MC-852718	JASPER 189	N MC-866989
DAWN NO. 7	N MC-24204	GRACIE NO. 46	N MC-113599	JASPER 59	N MC-852719	JASPER 190	N MC-866990
DAWN NO. 8	N MC-24205	GRACIE NO. 47	N MC-113600	JASPER 60	N MC-852720	JASPER 191	N MC-866991
DAWN NO. 9	N MC-24206	GRACIE NO. 48	N MC-113601	JASPER 61	N MC-852721	JASPER 192	N MC-866992
DAWN NO. 10	N MC-24207	GRACIE NO. 49	N MC-113602	JASPER 62	N MC-852722	JASPER 193	N MC-866993
DAWN NO. 11	N MC-24208	GRACIE NO. 50	N MC-113603	JASPER 63	N MC-852723	JASPER 194	N MC-866994
DAWN NO. 12	N MC-24209	GRACIE NO. 51	N MC-113604	JASPER 64	N MC-852724	JASPER 195	N MC-866995
DAWN NO. 13	N MC-24210	GRACIE NO. 52	N MC-113605	JASPER 65	N MC-852725	JASPER 196	N MC-866996
DAWN NO. 14	N MC-24211	GRACIE NO. 53	N MC-113606	JASPER 66	N MC-852726	JASPER 197	N MC-866997
DAWN NO. 15	N MC-24212	GRACIE NO. 54	N MC-113607	JASPER 67	N MC-852727	JASPER 198	N MC-866998
DAWN NO. 16	N MC-24213	GRACIE NO. 55	N MC-113608	JASPER 68	N MC-852728	JASPER 199	N MC-866999
DAWN NO. 17	N MC-24214	GRACIE NO. 56	N MC-113609	JASPER 69	N MC-852729	JASPER 200	N MC-867000
DAWN NO. 18	N MC-44753	GRACIE NO. 57	N MC-113610	JASPER 70	N MC-852730	JASPER 201	N MC-867001
DAWN NO. 19	N MC-847550	GRACIE NO. 58	N MC-113611	JASPER 71	N MC-852731	JASPER 202	N MC-867002
DEEP 1	N MC-869808	GRACIE NO. 59	N MC-113612	JASPER 72	N MC-852732	JASPER 203	N MC-867003
DEEP 2	N MC-869809	GRACIE NO. 60	N MC-113613	JASPER 73	N MC-852733	JASPER 204	N MC-867004
DSM 14	N MC-629947	GRACIE NO. 61	N MC-113614	JASPER 74	N MC-852734	JASPER 205	N MC-867005
DSM 20	N MC-636515	GRACIE NO. 62	N MC-113615	JASPER 75	N MC-852735	JASPER 206	N MC-867006
DSM 22	N MC-636517	GRACIE NO. 63	N MC-113616	JASPER 76	N MC-852736	JASPER 207	N MC-867007
DSM 24	N MC-636519	GRACIE NO. 64	N MC-113617	JASPER 77	N MC-852737	JASPER 208	N MC-867008
DSM 26	N MC-636521	GRACIE NO. 65	N MC-113618	JASPER 78	N MC-852738	JASPER 209	N MC-867009
GA NO. 1	N MC-282704	GRACIE NO. 66	N MC-113619	JASPER 79	N MC-852739	JASPER 210	N MC-867010
GA NO. 2	N MC-282705	GRACIE NO. 67	N MC-113620	JASPER 80	N MC-852740	JASPER 211	N MC-867011
GA NO. 3	N MC-282706	GRACIE NO. 68	N MC-113621	JASPER 81	N MC-852741	JASPER 212	N MC-867012
GA NO. 4	N MC-282707	GRACIE NO. 69	N MC-113622	JASPER 82	N MC-852742	JASPER 213	N MC-867013
GA NO. 5	N MC-282708	GRACIE NO. 70	N MC-113623	JASPER 83	N MC-852743	JASPER 214	N MC-867014
GA NO. 5A	N MC-324717	GRACIE NO. 73	N MC-113624	JASPER 84	N MC-852744	JASPER 215	N MC-867015
GA NO. 6	N MC-288692	GRACIE NO. 74	N MC-113625	JASPER 85	N MC-852745	JASPER 216	N MC-867016
GA NO. 6A	N MC-324718	GRACIE NO. 75	N MC-113626	JASPER 86	N MC-852746	JASPER 217	N MC-867017
GA NO. 7	N MC-288693	GRACIE NO. 76	N MC-113627	JASPER 87	N MC-852747	JASPER 218	N MC-867018
GA NO. 7A	N MC-324719	GRACIE NO. 77	N MC-113628	JASPER 88	N MC-852748	JASPER 219	N MC-867019
GA NO. 8	N MC-294865	GRACIE NO. 78	N MC-113629	JASPER 89	N MC-852749	JASPER 220	N MC-867020
GA NO. 9	N MC-294866	GRACIE NO. 79	N MC-113630	JASPER 90	N MC-852750	JASPER 221	N MC-867021
GA NO. 10	N MC-294867	GRACIE NO. 80	N MC-113631	JASPER 91	N MC-852751	JASPER 222	N MC-867022
GA NO. 11	N MC-294868	GRACIE NO. 81	N MC-113632	JASPER 92	N MC-852752	JASPER 223	N MC-867023
GA NO. 12	N MC-294869	GRACIE NO. 82	N MC-113633	JASPER 93	N MC-852753	JASPER 224	N MC-867024
GA NO. 13	N MC-294870	GRACIE NO. 83	N MC-113634	JASPER 94	N MC-852754	JASPER 225	N MC-867025
GA NO. 14	N MC-294871	GRACIE NO. 84	N MC-113635	JASPER 95	N MC-852755	JASPER 226	N MC-867026
GA NO. 15	N MC-294872	GRACIE NO. 85	N MC-113636	JASPER 96	N MC-852756	JASPER 227	N MC-867027
GA NO. 16	N MC-294873	GRACIE NO. 86	N MC-113637	JASPER 97	N MC-852757	JASPER 228	N MC-867028
GA NO. 17	N MC-294874	GRACIE NO. 93	N MC-113638	JASPER 98	N MC-852758	JASPER 229	N MC-867029
GA NO. 18	N MC-294875	GRACIE NO. 94	N MC-113639	JASPER 99	N MC-852759	JASPER 230	N MC-867030
GA NO. 19	N MC-294876	GRACIE NO. 95	N MC-113640	JASPER 100	N MC-852760	JASPER 231	N MC-867031
GA NO. 20	N MC-294877	GRACIE NO. 96	N MC-113641	JASPER 101	N MC-852761	JASPER 232	N MC-867032
GA NO. 21	N MC-294878	GRACIE NO. 97	N MC-113642	JASPER 102	N MC-852762	JASPER 233	N MC-867033
GA NO. 22	N MC-294879	GRACIE NO. 98	N MC-113643	JASPER 103	N MC-852763	JASPER 234	N MC-867034
GA NO. 23	N MC-294880	GRACIE NO. 99	N MC-113644	JASPER 104	N MC-852764	JASPER 235	N MC-867035
GA NO. 24	N MC-294881	GRACIE NO. 100	N MC-113645	JASPER 105	N MC-852765	JASPER 236	N MC-867036
GA NO. 25	N MC-324720	GRACIE NO. 101	N MC-113646	JASPER 106	N MC-852766	JASPER 237	N MC-867037
GA NO. 26	N MC-324721	GRACIE NO. 102	N MC-113647	JASPER 107	N MC-852767	JASPER 238	N MC-867038
GA NO. 27	N MC-324722	GRACIE NO. 103	N MC-113648	JASPER 108	N MC-852768	JASPER 239	N MC-867039
GA NO. 28	N MC-324723	GRACIE NO. 104	N MC-113649	JASPER 109	N MC-852769	JASPER 240	N MC-867040
GA NO. 29	N MC-324724	GRACIE NO. 105	N MC-113650	JASPER 110	N MC-852770	JASPER 241	N MC-867041
GA NO. 30	N MC-324725	GRACIE NO. 106	N MC-113651	JASPER 111	N MC-852771	JASPER 242	N MC-867042
GA NO. 31	N MC-324726	GRACIE NO. 107	N MC-113652	JASPER 112	N MC-852772	JASPER 243	N MC-867043
GA NO. 32	N MC-324727	GRACIE NO. 109	N MC-113654	JASPER 113	N MC-852773	JASPER 244	N MC-867044
GA NO. 33	N MC-324728	GRACIE NO. 110	N MC-113655	JASPER 114	N MC-852774	JASPER 245	N MC-867045
GA NO. 34	N MC-324729	H # 5	N MC-24218	JASPER 115	N MC-852775	JASPER 246	N MC-867046
GA NO. 35	N MC-324730	H # 6	N MC-24219	JASPER 116	N MC-852776	JASPER 247	N MC-867047
GA NO. 36	N MC-324731	H # 7	N MC-24220	JASPER 117	N MC-852777	JASPER 248	N MC-867048
GA NO. 37	N MC-324732	H # 8	N MC-847545	JASPER 118	N MC-852778	JASPER 249	N MC-867049
GA NO. 38	N MC-324733	H # 9	N MC-847544	JASPER 119	N MC-852779	JASPER 250	N MC-867050
GA NO. 39	N MC-324734	H # 10	N MC-24222	JASPER 120	N MC-852780	JASPER 251	N MC-867051
Note: Claims expire on September 1, 2011

NI 43-101 Technical Report	APPENDIX B1	16
Jerritt Canyon Property, NV	Claim List
June 28, 2011	Leased Claims

Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.
JASPER 252	N MC-867052	LISA FRACTION NO. 1	N MC-113705	ROSIE 19	N MC-852859	RUSS NO. 12	N MC-113668
JASPER 253	N MC-867053	LISA FRACTION NO. 2	N MC-113706	ROSIE 20	N MC-852860	RUSS NO. 13	N MC-113669
JASPER 254	N MC-867054	LISA FRACTION NO. 3	N MC-113707	ROSIE 21	N MC-852861	RUSS NO. 17	N MC-113673
JASPER 255	N MC-867055	LISA NO. 1	N MC-113688	ROSIE 22	N MC-852862	RUSS NO. 18	N MC-847539
JASPER 256	N MC-867056	LISA NO. 2	N MC-113689	ROSIE 23	N MC-852863	RUSS NO. 21	N MC-847536
JASPER 257	N MC-867057	LISA NO. 3	N MC-113690	ROSIE 24	N MC-852864	RUSS NO. 22	N MC-847535
JASPER 258	N MC-867058	LISA NO. 4	N MC-113691	ROSIE 25	N MC-852865	RUSS NO. 23	N MC-113679
JASPER 259	N MC-867059	LISA NO. 5	N MC-113692	ROSIE 26	N MC-852866	RUSS NO. 24	N MC-113680
JASPER 260	N MC-867060	LISA NO. 6	N MC-113693	ROSIE 27	N MC-852867	RUSS NO. 25	N MC-113681
JASPER 261	N MC-867061	LISA NO. 7	N MC-113694	ROSIE 28	N MC-852868	RUSS NO. 26	N MC-113682
JASPER 262	N MC-867062	LISA NO. 8	N MC-113695	ROSIE 29	N MC-852869	RUSS NO. 27	N MC-113683
JASPER 263	N MC-867063	LISA NO. 9	N MC-113696	ROSIE 30	N MC-852870	RUSS NO. 28	N MC-113684
JASPER 264	N MC-867064	LISA NO. 10	N MC-113697	ROSIE 31	N MC-852871	SAV NO. 1	N MC-437964
JASPER 265	N MC-867065	LISA NO. 11	N MC-113698	ROSIE 32	N MC-852872	SAV NO. 2	N MC-437965
JASPER 266	N MC-867066	LISA NO. 12	N MC-113699	ROSIE 33	N MC-852873	SAV NO. 3	N MC-437966
JASPER 267	N MC-867067	LISA NO. 13	N MC-113700	ROSIE 34	N MC-852874	SAV NO. 4	N MC-437967
JASPER 268	N MC-867068	LISA NO. 14	N MC-113701	ROSIE 35	N MC-852875	SAV NO. 5	N MC-437968
JASPER 269	N MC-867069	LISA NO. 15	N MC-113702	ROSIE 36	N MC-852876	SAV NO. 6	N MC-437969
JASPER 270	N MC-867070	LISA NO. 16	N MC-113703	ROSIE 37	N MC-852877	SAV NO. 6A	N MC-847553
JASPER 271	N MC-867071	LISA NO. 17	N MC-113704	ROSIE 38	N MC-852878	SAV NO. 7	N MC-847552
JASPER 272	N MC-867072	LOST MINE NO. 1	N MC-112257	ROSIE 39	N MC-852879	SAV NO. 8	N MC-847554
JASPER 273	N MC-867073	LOST MINE NO. 2	N MC-112258	ROSIE 40	N MC-852880	SAV NO. 9	N MC-847555
JASPER 274	N MC-867074	LOST MINE NO. 3	N MC-112259	ROSIE 41	N MC-852881	SONA 101A	N MC-571718
JASPER 275	N MC-867075	LOST MINE NO. 4	N MC-112260	ROSIE 42	N MC-852882	SONA 102A	N MC-571719
JASPER 276	N MC-867076	LOST MINE NO. 5	N MC-112261	ROSIE 43	N MC-852883	SONA 103A	N MC-571720
JASPER 277	N MC-867077	MA # 4	N MC-104661	ROSIE 44	N MC-852884	SONA 104A	N MC-571721
JASPER 278	N MC-867078	MA # 4A	N MC-847534	ROSIE 45	N MC-852885	SONA 105A	N MC-571722
JASPER 279	N MC-867079	MA # 5	N MC-104662	ROSIE 46	N MC-852886	SONA 106A	N MC-571723
JASPER 280	N MC-867080	MA # 5A	N MC-631780	ROSIE 47	N MC-852887	SONA 107A	N MC-571724
JASPER 281	N MC-867081	MA # 6	N MC-104663	ROSIE 48	N MC-852888	SONA 108A	N MC-571725
JASPER 282	N MC-867082	MA # 7	N MC-104664	ROSIE 49	N MC-852889	SONA 217	N MC-177807
JASPER 283	N MC-867083	MA # 8	N MC-104665	ROSIE 50	N MC-852890	SONA 218	N MC-177808
JASPER 284	N MC-867084	MA # 9	N MC-104666	ROSIE 51	N MC-852891	SONA 219	N MC-177809
JASPER 285	N MC-867085	MA # 10	N MC-104667	ROSIE 52	N MC-852892	SONA 220	N MC-177810
JASPER 286	N MC-867086	NO HOPE NO. 1	N MC-112270	ROSIE 53	N MC-852893	SONA 221	N MC-177811
JASPER 287	N MC-867087	NO HOPE NO. 2	N MC-112271	ROSIE 54	N MC-852894	SONA 222	N MC-177812
JASPER 288	N MC-867088	PA NO. 1	N MC-112292	ROSIE 55	N MC-852895	SONA 223	N MC-177813
JASPER 289	N MC-867089	PA NO. 1A	N MC-631767	ROSIE 56	N MC-852896	SONA 224	N MC-177814
JASPER 290	N MC-867090	PA NO. 4A	N MC-631768	ROSIE 57	N MC-852897	STA NO. 1	N MC-279857
JASPER 291	N MC-867091	PA NO. 5	N MC-112296	ROSIE 58	N MC-852898	STA NO. 2	N MC-279858
JASPER 292	N MC-867092	PA NO. 8	N MC-112299	ROSIE 59	N MC-852899	STA NO. 3	N MC-279859
JASPER 293	N MC-867093	PA NO. 9	N MC-112300	ROSIE 60	N MC-852900	STA NO. 4	N MC-279860
JASPER 294	N MC-867094	PIE # 85	N MC-203403	ROSIE 61	N MC-852901	STA NO. 5	N MC-279861
JASPER 295	N MC-867095	PIE # 159	N MC-203477	ROSIE 62	N MC-852902	STA NO. 6	N MC-279862
JASPER 296	N MC-867096	REBECCA 1	N MC-852980	ROSIE 63	N MC-852903	STA NO. 7	N MC-279863
JASPER 297	N MC-867097	REBECCA 2	N MC-852981	ROSIE 64	N MC-852904	STA NO. 8	N MC-279864
JASPER 298	N MC-867098	REBECCA 3	N MC-852982	ROSIE 65	N MC-852905	STA NO. 9	N MC-279865
JASPER 299	N MC-867099	REBECCA 4	N MC-852983	ROSIE 66	N MC-852906	STA NO. 10	N MC-279866
JASPER 300	N MC-867100	REBECCA 5	N MC-852984	ROSIE 67	N MC-852907	STA NO. 11	N MC-279867
JASPER 301	N MC-867101	REBECCA 6	N MC-852985	ROSIE 68	N MC-852908	STA NO. 12	N MC-279868
JASPER 302	N MC-867102	REBECCA 7	N MC-852986	ROSIE 69	N MC-852909	STA NO. 13	N MC-279869
JASPER 303	N MC-867103	REBECCA 8	N MC-852987	ROSIE 70	N MC-852910	STA NO. 14	N MC-292601
JASPER 304	N MC-867104	REBECCA 9	N MC-852988	ROSIE 71	N MC-852911	STA NO. 15	N MC-292602
JASPER 305	N MC-867105	REBECCA 10	N MC-852989	ROSIE 72	N MC-852912	STA NO. 16	N MC-292603
JASPER 306	N MC-867106	REBECCA 11	N MC-852990	ROSIE 73	N MC-852913	STA NO. 18	N MC-292605
JASPER 307	N MC-867107	REBECCA 12	N MC-852991	ROSIE 74	N MC-852914	STA NO. 19	N MC-292606
JOAN NO. 1	N MC-44745	REBECCA 13	N MC-852992	ROSIE 75	N MC-852915	STAX 01	N MC-791406
JOAN NO. 2	N MC-24248	REBECCA 14	N MC-852993	ROSIE 76	N MC-852916	STAX 02	N MC-791407
JOAN NO. 4	N MC-24250	REBECCA 15	N MC-852994	ROSIE 77	N MC-852917	STAX 03	N MC-791408
JOAN NO. 5	N MC-24251	REBECCA 16	N MC-852995	ROSIE 78	N MC-852918	STAX 04	N MC-791409
JOAN NO. 6	N MC-24252	REBECCA 17	N MC-852996	ROSIE 79	N MC-852919	STAX 05	N MC-791410
JOAN NO. 7	N MC-24253	REBECCA 18	N MC-852997	ROSIE 80	N MC-852920	STAX 06	N MC-791411
JOAN NO. 8	N MC-24254	REBECCA 19	N MC-852998	ROSIE 81	N MC-852921	STAX 07	N MC-791412
JOAN NO. 10	N MC-24255	REBECCA 20	N MC-852999	ROSIE 82	N MC-852922	STAX 08	N MC-791413
JOAN NO. 11	N MC-24256	REBECCA 21	N MC-853000	ROSIE 83	N MC-852923	STAX 09	N MC-791414
JOAN NO. 12	N MC-24257	REBECCA 22	N MC-853001	ROSIE 84	N MC-852924	STAX 10	N MC-791415
JOAN NO. 13	N MC-24258	REBECCA 23	N MC-853002	ROSIE 85	N MC-852925	STAX 11	N MC-791416
JOAN NO. 14	N MC-24259	REBECCA 24	N MC-853003	ROSIE 86	N MC-852926	STAX 12	N MC-791417
JOAN NO. 15	N MC-24260	REBECCA 25	N MC-853004	ROSIE 87	N MC-852927	STAX 13	N MC-791418
JOAN NO. 16	N MC-24261	REBECCA 26	N MC-853005	ROSIE 88	N MC-852928	STE NO. 1	N MC-437960
JOAN NO. 17	N MC-24262	REBECCA 27	N MC-853006	ROSIE 89	N MC-852929	STE NO. 2	N MC-847551
JOAN NO. 18	N MC-24263	REBECCA 28	N MC-853007	ROSIE 90	N MC-852930	NO. 1	N MC-116293
JOAN NO. 19	N MC-24264	REBECCA 29	N MC-853008	ROSIE 91	N MC-852931	NO. 2	N MC-116294
JOAN NO. 20	N MC-24265	REBECCA 30	N MC-853009	ROSIE 92	N MC-852932	NO. 3	N MC-116295
JOAN NO. 21	N MC-44746	REBECCA 31	N MC-853010	ROSIE 93	N MC-852933	NO. 4	N MC-116296
JOAN NO. 22	N MC-44747	REBECCA 32	N MC-853011	ROSIE 94	N MC-852934	STUMP No. 1	N MC-116113
JOAN NO. 23	N MC-44748	REBECCA 33	N MC-853012	ROSIE 95	N MC-852935	STUMP No. 2	N MC-116114
JOAN NO. 24	N MC-44749	REBECCA 34	N MC-853013	ROSIE 96	N MC-852936	STUMP No. 3	N MC-116115
JOAN NO. 25	N MC-44750	REBECCA 35	N MC-853014	ROSIE 97	N MC-852937	STUMP No. 4	N MC-116116
JOAN NO. 29	N MC-44751	REBECCA 36	N MC-853015	ROSIE 98	N MC-852938	STUMP No. 5	N MC-116117
JOAN NO. 30	N MC-44752	REBECCA 37	N MC-853016	ROSIE 99	N MC-852939	STUMP No. 6	N MC-116118
JW 1	N MC-167221	REBECCA 38	N MC-853017	ROSIE 100	N MC-852940	STUMP No. 7	N MC-116119
JW 2	N MC-167222	REBECCA 39	N MC-853018	ROSIE 101	N MC-852941	STUMP No. 8	N MC-116120
JW 3	N MC-167223	REBECCA 40	N MC-853019	ROSIE 102	N MC-852942	STUMP No. 9	N MC-116121
JW 4	N MC-167224	REBECCA 41	N MC-853020	ROSIE 103	N MC-852943	STUMP No. 10	N MC-116122
JW 5	N MC-167225	RF 1	N MC-629906	ROSIE 104	N MC-852944	STUMP No. 11	N MC-116123
JW 6	N MC-167226	RF 2	N MC-629907	ROSIE 105	N MC-852945	STUMP No. 12	N MC-116124
JW 7	N MC-167227	RF 3	N MC-629908	ROSIE 106	N MC-852946	STUMP No. 13	N MC-116125
JW 8	N MC-167228	RF 4	N MC-629909	ROSIE 107	N MC-852947	STUMP No. 14	N MC-116126
JW 9	N MC-167229	RF 5	N MC-629910	ROSIE 108	N MC-852948	STUMP No. 15	N MC-116127
JW 10	N MC-167230	RF 6	N MC-629911	ROSIE 109	N MC-852949	STUMP No. 16	N MC-116128
JW 11	N MC-167231	RF 7	N MC-629912	ROSIE 110	N MC-852950	STUMP No. 17	N MC-116129
JW 12	N MC-167232	RF 8	N MC-629913	ROSIE 111	N MC-852951	STUMP No. 18	N MC-116130
JW 13	N MC-167233	RF 9	N MC-629914	ROSIE 112	N MC-852952	STUMP No. 19	N MC-116131
JW 14	N MC-167234	RF 10	N MC-629915	ROSIE 113	N MC-852953	STUMP No. 20	N MC-116132
JW 15	N MC-167235	RF 11	N MC-629916	ROSIE 114	N MC-852954	STUMP No. 21	N MC-116133
JW 16	N MC-167236	RF 12	N MC-629917	ROSIE 115	N MC-852955	STUMP No. 22	N MC-116134
JW 17	N MC-167237	RF 13	N MC-629918	ROSIE 116	N MC-852956	STUMP No. 23	N MC-116135
JW 18	N MC-167238	RF 14	N MC-629919	ROSIE 117	N MC-852957	STUMP No. 24	N MC-116136
JW 19	N MC-167239	RF 15	N MC-629920	ROSIE 118	N MC-852958	STUMP No. 25	N MC-116137
JW 20	N MC-167240	RF 16	N MC-629921	ROSIE 119	N MC-852959	STUMP No. 26	N MC-116138
JW 21	N MC-167241	RF 17	N MC-629922	ROSIE 120	N MC-852960	STUMP No. 27	N MC-116139
JW 22	N MC-167242	RF 18	N MC-629923	ROSIE 121	N MC-852961	STUMP No. 28	N MC-116140
JW 23	N MC-167243	RF 19	N MC-629924	ROSIE 122	N MC-852962	STUMP No. 29	N MC-116141
JW 24	N MC-167244	RF 20	N MC-629925	ROSIE 123	N MC-852963	STUMP No. 30	N MC-116142
JW 25	N MC-167245	RF 21	N MC-629926	ROSIE 124	N MC-852964	STUMP No. 31	N MC-116143
JW 26	N MC-167246	RF 22	N MC-629927	ROSIE 125	N MC-852965	STUMP No. 32	N MC-116144
JW 27	N MC-167247	RF 23	N MC-629928	ROSIE 126	N MC-852966	STUMP No. 33	N MC-116145
JW 28	N MC-167248	RF 24	N MC-629929	ROSIE 127	N MC-852967	STUMP No. 34	N MC-116146
JW 29	N MC-167249	RF 25	N MC-629930	ROSIE 128	N MC-852968	STUMP No. 35	N MC-116147
JW 30	N MC-167250	RF 26	N MC-629931	ROSIE 129	N MC-852969	STUMP No. 36	N MC-116148
JW 31	N MC-167251	RF 27	N MC-629932	ROSIE 130	N MC-852970	STUMP No. 37	N MC-116149
JW 32	N MC-167252	RF 28	N MC-629933	ROSIE 131	N MC-852971	STUMP No. 38	N MC-116150
JW 33	N MC-167253	ROSIE 1	N MC-852841	ROSIE 132	N MC-852972	STUMP No. 39	N MC-116151
JW 34	N MC-167254	ROSIE 2	N MC-852842	ROSIE 133	N MC-852973	STUMP No. 40	N MC-116152
JW 35	N MC-167255	ROSIE 3	N MC-852843	ROSIE 134	N MC-852974	STUMP No. 41	N MC-116153
JW 36	N MC-167256	ROSIE 4	N MC-852844	ROSIE 135	N MC-852975	STUMP No. 42	N MC-116154
JW 37	N MC-167257	ROSIE 5	N MC-852845	ROSIE 136	N MC-852976	STUMP No. 43	N MC-116155
JW 38	N MC-167258	ROSIE 6	N MC-852846	ROSIE 137	N MC-852977	STUMP No. 44	N MC-116156
JW 39	N MC-167259	ROSIE 7	N MC-852847	ROSIE 138	N MC-852978	STUMP No. 45	N MC-116157
JW 40	N MC-167260	ROSIE 8	N MC-852848	ROSIE 139	N MC-852979	STUMP No. 46	N MC-116158
JW 41	N MC-167261	ROSIE 9	N MC-852849	NO. 1	N MC-113685	STUMP No. 47	N MC-116159
JW 42	N MC-167262	ROSIE 10	N MC-852850	NO. 2	N MC-113686	STUMP No. 48	N MC-116160
JW 43	N MC-167263	ROSIE 11	N MC-852851	NO. 3	N MC-113687	STUMP No. 49	N MC-116161
JW 44	N MC-167264	ROSIE 12	N MC-852852	NO. 3A	N MC-847538	STUMP No. 50	N MC-116162
JW 45	N MC-167265	ROSIE 13	N MC-852853	RUSS NO. 4	N MC-847537	STUMP No. 51	N MC-116163
JW 46	N MC-167266	ROSIE 14	N MC-852854	RUSS NO. 5	N MC-113661	STUMP No. 52	N MC-116164
JW 47	N MC-167267	ROSIE 15	N MC-852855	RUSS NO. 6	N MC-113662	STUMP No. 53	N MC-116165
JW 48	N MC-167268	ROSIE 16	N MC-852856	RUSS NO. 7	N MC-113663	STUMP No. 54	N MC-116166
JW 49	N MC-167269	ROSIE 17	N MC-852857	RUSS NO. 8	N MC-113664	STUMP No. 55	N MC-116167
JW 50	N MC-167270	ROSIE 18	N MC-852858	RUSS NO. 9	N MC-113665	STUMP No. 56	N MC-116168
Note: Claims expire on September 1, 2011

NI 43-101 Technical Report	APPENDIX B1	17
Jerritt Canyon Property, NV	Claim List
June 28, 2011	Leased Claims

Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.
STUMP No. 57	N MC-116169	SUE NO. 10	N MC-232847	T.S. #40	N MC-113763	ZEB 43	N MC-857848
STUMP No. 58	N MC-116170	SUE NO. 11	N MC-232848	T.S. #41	N MC-113764	ZEB 44	N MC-857849
STUMP No. 59	N MC-116171	SUE NO. 12	N MC-232849	T.S. #42	N MC-113765	ZEB 45	N MC-857850
STUMP No. 60	N MC-116172	SUE NO. 13	N MC-232850	T.S. #43	N MC-113766	ZEB 46	N MC-857851
STUMP No. 61	N MC-116173	SUE NO. 14	N MC-232851	T.S. #44	N MC-113767	ZEB 47	N MC-857852
STUMP No. 62	N MC-116174	SUE NO. 15	N MC-232852	T.S. #45	N MC-113768	ZEB 48	N MC-857853
STUMP No. 63	N MC-116175	SUE NO. 16	N MC-232853	T.S. #46	N MC-847541	ZEB 49	N MC-857854
STUMP No. 64	N MC-116176	SUE NO. 17	N MC-232854	THIN LODE NO. 1	N MC-112269	ZEB 50	N MC-857855
STUMP No. 65	N MC-116177	SUE NO. 18	N MC-232855	TUS NO. 1	N MC-458	ZEB 51	N MC-857856
STUMP No. 66	N MC-116178	SUE NO. 19	N MC-232856	TUS NO. 2	N MC-459	ZEB 52	N MC-857857
STUMP No. 67	N MC-116179	SUE NO. 20	N MC-232857	TUS NO. 3	N MC-460	ZEB 53	N MC-857858
STUMP No. 68	N MC-116180	SUE NO. 25	N MC-232862	TUS NO. 4	N MC-461	ZEB 54	N MC-857859
STUMP No. 69	N MC-116181	SUE NO. 26	N MC-232863	TUS NO. 5	N MC-462	ZEB 55	N MC-857860
STUMP No. 70	N MC-116182	SUE NO. 27	N MC-232864	TUS NO. 6	N MC-463	ZEB 56	N MC-857861
STUMP No. 71	N MC-116183	SUE NO. 28	N MC-232865	TUS NO. 7	N MC-464	ZEB 57	N MC-857862
STUMP No. 72	N MC-116184	SUE NO. 29	N MC-232866	TUS NO. 8	N MC-465	ZEB 58	N MC-857863
STUMP No. 73	N MC-116185	SUE NO. 30	N MC-232867	TUS NO. 9	N MC-466	ZEB 59	N MC-857864
STUMP No. 74	N MC-116186	SUE NO. 31	N MC-232868	TUS NO. 10	N MC-467	ZEB 60	N MC-857865
STUMP No. 75	N MC-116187	SUE NO. 32	N MC-232869	TUS NO. 11	N MC-468	ZEB 61	N MC-857866
STUMP No. 76	N MC-116188	SUE NO. 33	N MC-232870	TUS NO. 12	N MC-424	ZEB 62	N MC-857867
STUMP No. 77	N MC-116189	SUE NO. 34	N MC-232871	TUS NO. 13	N MC-425	ZEB 63	N MC-857868
STUMP No. 78	N MC-116190	SUE NO. 35	N MC-232872	TUS NO. 14	N MC-426	ZEB 64	N MC-857869
STUMP No. 79	N MC-116191	SUE NO. 36	N MC-232873	TUS NO. 15	N MC-427	ZEB 65	N MC-857870
STUMP No. 80	N MC-116192	SUE NO. 37	N MC-232874	TUS NO. 16	N MC-428	ZEB 66	N MC-857871
STUMP No. 81	N MC-116193	SUE NO. 38	N MC-232875	TUS NO. 17	N MC-429	ZEB 67	N MC-857872
STUMP No. 82	N MC-116194	SUE NO. 39	N MC-232876	TUS NO. 18	N MC-430	ZEB 68	N MC-857873
STUMP No. 83	N MC-116195	SUE NO. 40	N MC-232877	TUS NO. 19	N MC-431	ZEB 69	N MC-857874
STUMP No. 84	N MC-116196	SUE NO. 41	N MC-232878	TUS NO. 20	N MC-432	ZEB 70	N MC-857875
STUMP No. 85	N MC-116197	SUE NO. 42	N MC-232879	TUS NO. 21	N MC-433	ZEB 71	N MC-857876
STUMP No. 86	N MC-116198	SUE NO. 43	N MC-232880	TUS NO. 22	N MC-434	ZEB 72	N MC-857877
STUMP No. 87	N MC-116199	SUE NO. 44	N MC-232881	TUS NO. 23	N MC-435	ZEB 73	N MC-867108
STUMP No. 88	N MC-116200	SUE NO. 45	N MC-232882	TUS NO. 24	N MC-436	ZEB 74	N MC-867109
STUMP No. 89	N MC-116201	SUE NO. 46	N MC-232883	TUS NO. 25	N MC-437	ZEB 75	N MC-867110
STUMP No. 90	N MC-116202	SUZY # 1	N MC-220867	TUS NO. 26	N MC-438	ZEB 76	N MC-867111
STUMP No. 91	N MC-116203	SUZY # 2	N MC-220868	TUS NO. 27	N MC-439	ZEB 77	N MC-867112
STUMP No. 92	N MC-116204	SUZY # 3	N MC-220869	TUS NO. 28	N MC-440	ZEB 78	N MC-867113
STUMP No. 93	N MC-116205	SUZY # 4	N MC-220870	TUS NO. 29	N MC-441	ZEB 79	N MC-867114
STUMP No. 94	N MC-116206	SUZY # 5	N MC-220871	TUS NO. 30	N MC-442	ZEB 80	N MC-867115
STUMP No. 95	N MC-116207	SUZY # 6	N MC-220872	TUS NO. 31	N MC-443	ZEB 81	N MC-867116
STUMP No. 96	N MC-116208	SUZY # 7	N MC-220873	TUS NO. 32	N MC-444	ZEB 82	N MC-867117
STUMP No. 97	N MC-116209	SUZY # 8	N MC-220874	TUS NO. 33	N MC-445	ZEB 83	N MC-867118
STUMP No. 98	N MC-116210	SUZY # 24	N MC-220890	TUS NO. 34	N MC-446	ZEB 84	N MC-867119
STUMP No. 99	N MC-116211	SUZY # 25	N MC-220891	TUS NO. 35	N MC-447	ZEB 85	N MC-867120
STUMP No. 100	N MC-116212	SUZY # 26	N MC-220892	TUS NO. 36	N MC-448	ZEB 86	N MC-867121
STUMP No. 101	N MC-116213	SUZY # 27	N MC-220893	TUS NO. 37	N MC-449	ZEB 87	N MC-867122
STUMP No. 102	N MC-116214	SUZY # 28	N MC-220894	TUS NO. 38	N MC-450	ZEB 88	N MC-867123
STUMP No. 103	N MC-116215	SUZY # 29	N MC-220895	TUS NO. 39	N MC-451	ZEB 89	N MC-867124
STUMP No. 104	N MC-116216	SUZY # 30	N MC-220896	TUS NO. 40	N MC-452	ZEB 90	N MC-867125
STUMP No. 105	N MC-116217	SUZY # 31	N MC-220897	TUS NO. 41	N MC-453	ZEB 91	N MC-867126
STUMP No. 106	N MC-116218	SUZY # 32	N MC-220898	TUS NO. 42	N MC-454	ZEB 92	N MC-867127
STUMP No. 107	N MC-116219	SUZY # 33	N MC-220899	TUS NO. 43	N MC-455	ZEB 93	N MC-867128
STUMP No. 108	N MC-116220	SUZY # 34	N MC-220900	TUS NO. 44	N MC-456	ZEB 94	N MC-867129
STUMP No. 109	N MC-116221	SUZY # 35	N MC-220901	TUS NO. 45	N MC-457	ZEB 95	N MC-867130
STUMP No. 110	N MC-116222	SUZY # 36	N MC-220902	VAN NO. 2	N MC-112273	ZEB 96	N MC-867131
STUMP No. 111	N MC-116223	SUZY # 37	N MC-220903	VAN NO. 4	N MC-112275	ZEB 97	N MC-867132
STUMP No. 112	N MC-116224	SUZY # 38	N MC-220904	VAN NO. 6	N MC-112277	ZEB 98	N MC-867133
STUMP No. 113	N MC-116225	SUZY # 39	N MC-220905	VAN NO. 8	N MC-112279	ZEB 99	N MC-867134
STUMP No. 114	N MC-116226	SUZY # 44	N MC-220910	VT 1	N MC-963702	ZEB 100	N MC-867135
STUMP No. 115	N MC-116227	SUZY # 45	N MC-220911	VT 2	N MC-963703	ZEB 101	N MC-867136
STUMP No. 116	N MC-116228	SUZY # 46	N MC-220912	VT 3	N MC-963704	ZEB 102	N MC-867137
STUMP No. 117	N MC-116229	SUZY # 47	N MC-220913	VT 4	N MC-963705	ZEB 103	N MC-867138
STUMP No. 118	N MC-116230	SUZY # 48	N MC-220914	VT 5	N MC-963706	ZEB 104	N MC-867139
STUMP No. 119	N MC-116231	SUZY # 49	N MC-220915	VT 6	N MC-963707	ZEB 105	N MC-867140
STUMP No. 120	N MC-116232	SUZY # 60	N MC-220926	VT 7	N MC-963708	ZEB 106	N MC-867141
STUMP No. 121	N MC-116233	SUZY # 61	N MC-220927	VT 8	N MC-963709	ZEB 107	N MC-867142
STUMP No. 122	N MC-116234	SUZY # 62	N MC-220928	VT 9	N MC-963710	ZEB 108	N MC-867143
STUMP No. 123	N MC-116235	SUZY # 63	N MC-220929	VT 10	N MC-963711	ZEB 109	N MC-867144
STUMP No. 124	N MC-116236	SUZY # 64	N MC-220930	VT 11	N MC-963712	ZEB 110	N MC-867145
STUMP No. 125	N MC-116237	SUZY # 65	N MC-220931	VT 12	N MC-963713	ZEB 111	N MC-867146
STUMP No. 126	N MC-116238	SUZY # 66	N MC-220932	VT 13	N MC-963714	ZEB 112	N MC-867147
STUMP No. 127	N MC-116239	SUZY # 67	N MC-220933	VT 14	N MC-963715	ZEB 113	N MC-867148
STUMP No. 128	N MC-116240	SUZY # 68	N MC-220934	W R NO. 1	N MC-232820	ZEB 114	N MC-867149
STUMP No. 129	N MC-116241	SUZY # 69	N MC-220935	W R NO. 2	N MC-232821	ZEB 115	N MC-867150
STUMP No. 130	N MC-116242	SUZY # 82	N MC-220948	W R NO. 3	N MC-232822	ZEB 116	N MC-867151
STUMP No. 131	N MC-116243	SUZY # 83	N MC-220949	W R NO. 4	N MC-232823	ZEB 117	N MC-867152
STUMP No. 133	N MC-116245	SUZY # 84	N MC-220950	W R NO. 5	N MC-232824	ZEB 118	N MC-867153
STUMP No. 134	N MC-116246	SUZY # 85	N MC-220951	W R NO. 6	N MC-232825	ZEB 119	N MC-867154
STUMP No. 135	N MC-116247	SUZY # 86	N MC-220952	W R NO. 7	N MC-232826	ZEB 120	N MC-867155
STUMP No. 136	N MC-116248	SUZY # 87	N MC-220953	W R NO. 8	N MC-232827	ZEB 121	N MC-867156
STUMP No. 137	N MC-116249	SUZY # 88	N MC-220954	W R NO. 9	N MC-232828	ZEB 122	N MC-867157
STUMP No. 138	N MC-116250	SUZY # 89	N MC-220955	W R NO. 10	N MC-232829	ZEB 123	N MC-867158
STUMP No. 139	N MC-116251	SUZY # 90	N MC-220956	W R NO. 11	N MC-232830	ZEB 124	N MC-867159
STUMP No. 140	N MC-116252	SUZY # 91	N MC-220957	W R NO. 12	N MC-232831	ZEB 125	N MC-867160
STUMP No. 141	N MC-116253	SUZY # 92	N MC-220958	W R NO. 13	N MC-232832	ZEB 126	N MC-867161
STUMP No. 142	N MC-116254	SUZY # 93	N MC-220959	W R NO. 14	N MC-232833	ZEB 127	N MC-867162
STUMP No. 143	N MC-116255	SUZY # 94	N MC-220960	W R NO. 15	N MC-232834	ZEB 128	N MC-867163
STUMP No. 144	N MC-116256	SUZY # 95	N MC-220961	W R NO. 16	N MC-232835	ZEB 129	N MC-867164
STUMP No. 145	N MC-116257	SUZY # 96	N MC-220962	W R NO. 17	N MC-232836	ZEB 130	N MC-867165
STUMP No. 146	N MC-116258	1	N MC-113776	W R NO. 18	N MC-232837	ZEB 131	N MC-867166
STUMP No. 147	N MC-116259	2	N MC-113777	ZEB 1	N MC-857806	ZEB 132	N MC-867167
STUMP No. 148	N MC-116260	3	N MC-113778	ZEB 2	N MC-857807	ZEB 133	N MC-867168
STUMP No. 149	N MC-116261	4	N MC-113779	ZEB 3	N MC-857808	ZEB 134	N MC-867169
STUMP No. 150	N MC-116262	T.S. # 1	N MC-113724	ZEB 4	N MC-857809	ZEB 135	N MC-867170
STUMP No. 151	N MC-116263	T.S. # 2	N MC-113725	ZEB 5	N MC-857810	ZEB 136	N MC-867171
STUMP No. 152	N MC-116264	T.S. # 3	N MC-113726	ZEB 6	N MC-857811	ZEB 137	N MC-867172
STUMP No. 153	N MC-116265	T.S. # 4	N MC-113727	ZEB 7	N MC-857812	ZEB 138	N MC-867173
STUMP No. 154	N MC-116266	T.S. # 5	N MC-113728	ZEB 8	N MC-857813	ZEB 139	N MC-867174
STUMP No. 155	N MC-116267	T.S. # 6	N MC-113729	ZEB 9	N MC-857814	ZEB 140	N MC-867175
STUMP No. 156	N MC-116268	T.S. # 7	N MC-113730	ZEB 10	N MC-857815	ZEB 141	N MC-867176
STUMP No. 157	N MC-116269	T.S. # 8	N MC-113731	ZEB 11	N MC-857816	ZEB 142	N MC-867177
STUMP No. 158	N MC-116270	T.S. # 9	N MC-113732	ZEB 12	N MC-857817	ZEB 143	N MC-867178
STUMP No. 159	N MC-116271	T.S. #10	N MC-113733	ZEB 13	N MC-857818	ZEB 144	N MC-867179
STUMP No. 160	N MC-116272	T.S. #11	N MC-113734	ZEB 14	N MC-857819	ZEB 145	N MC-867180
STUMP No. 161	N MC-116273	T.S. #12	N MC-113735	ZEB 15	N MC-857820	ZEB 146	N MC-867181
STUMP No. 162	N MC-116274	T.S. #13	N MC-113736	ZEB 16	N MC-857821	ZEB 147	N MC-867182
STUMP No. 163	N MC-116275	T.S. #14	N MC-113737	ZEB 17	N MC-857822	ZEB 148	N MC-867183
STUMP No. 164	N MC-116276	T.S. #15	N MC-113738	ZEB 18	N MC-857823	ZEB 149	N MC-867184
STUMP No. 165	N MC-116277	T.S. #16	N MC-113739	ZEB 19	N MC-857824	ZEB 150	N MC-867185
STUMP No. 166	N MC-116278	T.S. #17	N MC-113740	ZEB 20	N MC-857825	ZEB 151	N MC-867186
STUMP No. 167	N MC-116279	T.S. #18	N MC-113741	ZEB 21	N MC-857826	ZEB 152	N MC-867187
STUMP No. 168	N MC-116280	T.S. #19	N MC-113742	ZEB 22	N MC-857827	ZEB 153	N MC-867188
STUMP No. 169	N MC-116281	T.S. #20	N MC-113743	ZEB 23	N MC-857828	ZEB 154	N MC-867189
STUMP No. 170	N MC-116282	T.S. #21	N MC-113744	ZEB 24	N MC-857829	ZEB 155	N MC-867190
STUMP No. 171	N MC-116283	T.S. #22	N MC-113745	ZEB 25	N MC-857830	ZEB 156	N MC-867191
STUMP No. 172	N MC-116284	T.S. #23	N MC-113746	ZEB 26	N MC-857831	ZEB 157	N MC-867192
STUMP No. 173	N MC-116285	T.S. #24	N MC-113747	ZEB 27	N MC-857832	ZEB 158	N MC-867193
STUMP No. 174	N MC-116286	T.S. #25	N MC-113748	ZEB 28	N MC-857833	ZEB 159	N MC-867194
STUMP No. 175	N MC-116287	T.S. #26	N MC-113749	ZEB 29	N MC-857834	ZEB 160	N MC-867195
STUMP No. 176	N MC-116288	T.S. #27	N MC-113750	ZEB 30	N MC-857835	ZEB 161	N MC-867196
STUMP No. 178	N MC-116290	T.S. #28	N MC-113751	ZEB 31	N MC-857836	ZEB 162	N MC-867197
STUMP No. 179	N MC-116291	T.S. #29	N MC-113752	ZEB 32	N MC-857837	ZEB 163	N MC-867198
STUMP No. 180	N MC-116292	T.S. #30	N MC-113753	ZEB 33	N MC-857838	ZEB 164	N MC-867199
SUE NO. 1	N MC-232838	T.S. #31	N MC-113754	ZEB 34	N MC-857839	ZEB 165	N MC-867200
SUE NO. 2	N MC-232839	T.S. #32	N MC-113755	ZEB 35	N MC-857840	ZEB 166	N MC-867201
SUE NO. 3	N MC-232840	T.S. #33	N MC-113756	ZEB 36	N MC-857841	ZEB 167	N MC-867202
SUE NO. 4	N MC-232841	T.S. #34	N MC-113757	ZEB 37	N MC-857842	ZEB 168	N MC-867203
SUE NO. 5	N MC-232842	T.S. #35	N MC-113758	ZEB 38	N MC-857843	ZEB 169	N MC-867204
SUE NO. 6	N MC-232843	T.S. #36	N MC-113759	ZEB 39	N MC-857844	ZEB 170	N MC-867205
SUE NO. 7	N MC-232844	T.S. #37	N MC-113760	ZEB 40	N MC-857845	ZEB 171	N MC-867206
SUE NO. 8	N MC-232845	T.S. #38	N MC-113761	ZEB 41	N MC-857846	ZEB 172	N MC-867207
SUE NO. 9	N MC-232846	T.S. #39	N MC-113762	ZEB 42	N MC-857847	ZEB 173	N MC-867208
Note: Claims expire on September 1, 2011

NI 43-101 Technical Report	APPENDIX B1	18
Jerritt Canyon Property, NV	Claim List
June 28, 2011	Leased Claims

Name of Claim	BLM Serial No.	Name of Claim	BLM Serial No.
ZEB 174	N MC-867209	ZEB 305	N MC-881134
ZEB 175	N MC-867210	ZEB 306	N MC-881135
ZEB 176	N MC-867211	ZEB 307	N MC-881136
ZEB 177	N MC-867212	ZEB 308	N MC-881137
ZEB 178	N MC-867213	ZEB 309	N MC-881138
ZEB 179	N MC-867214	ZEB 310	N MC-881139
ZEB 180	N MC-867215	ZEB 311	N MC-881140
ZEB 181	N MC-867216	ZEB 312	N MC-881141
ZEB 182	N MC-867217	ZEB 313	N MC-881142
ZEB 183	N MC-867218	ZEB 314	N MC-881143
ZEB 184	N MC-867219	ZEB 315	N MC-881144
ZEB 185	N MC-867220	ZEB 316	N MC-881145
ZEB 186	N MC-867221	ZEB 317	N MC-881146
ZEB 187	N MC-867222	ZEB 318	N MC-881147
ZEB 188	N MC-867223	ZEB 319	N MC-881148
ZEB 189	N MC-867224	ZEB 320	N MC-881149
ZEB 190	N MC-867225	ZEB 321	N MC-881150
ZEB 191	N MC-867226	ZEB 322	N MC-881151
ZEB 192	N MC-867227	ZEB 323	N MC-881152
ZEB 193	N MC-867228	ZEB 324	N MC-881153
ZEB 194	N MC-867229	ZEB 325	N MC-881154
ZEB 195	N MC-867230	ZEB 326	N MC-881155
ZEB 196	N MC-867231	ZEB 327	N MC-881156
ZEB 197	N MC-867232	ZEB 328	N MC-881157
ZEB 198	N MC-867233	ZEB 329	N MC-881158
ZEB 199	N MC-867234	ZEB 330	N MC-881159
ZEB 200	N MC-867235	ZEB 331	N MC-881160
ZEB 201	N MC-867236	ZEB 332	N MC-881161
ZEB 202	N MC-867237	ZEB 333	N MC-881162
ZEB 203	N MC-867238	ZEB 334	N MC-881163
ZEB 204	N MC-867239	ZEB 335	N MC-881164
ZEB 205	N MC-867240	ZEB 336	N MC-881165
ZEB 206	N MC-867241	ZEB 337	N MC-881166
ZEB 207	N MC-867242	ZEB 338	N MC-881167
ZEB 208	N MC-867243	ZEB 339	N MC-881168
ZEB 209	N MC-867244	ZEB 340	N MC-881169
ZEB 210	N MC-867245	ZEB 341	N MC-881170
ZEB 211	N MC-867246	ZEB 342	N MC-881171
ZEB 212	N MC-867247	Sarah # 1	N MC 1027044
ZEB 213	N MC-867248	Sarah # 2	N MC 1027045
ZEB 214	N MC-867249	Sarah # 3	N MC 1027046
ZEB 215	N MC-867250	Sarah # 4	N MC 1027047
ZEB 216	N MC-867251	Sarah # 5	N MC 1027048
ZEB 217	N MC-867252	Sarah # 6	N MC 1027049
ZEB 218	N MC-867253	Sarah # 7	N MC 1027050
ZEB 219	N MC-867254	Sarah # 8	N MC 1027051
ZEB 220	N MC-867255	Sarah # 13	N MC 1027559
ZEB 221	N MC-867256	Sarah # 14	N MC 1027560
ZEB 222	N MC-867257	Sarah # 15	N MC 1027561
ZEB 223	N MC-867258	Sarah # 16	N MC 1027562
ZEB 224	N MC-867259	Jessie #1	N MC 1027563
ZEB 225	N MC-867260	Jessie # 2	N MC 1027564
ZEB 226	N MC-867261	Jessie # 3	N MC 1025565
ZEB 227	N MC-867262	Jessie # 4	N MC 1027566
ZEB 228	N MC-867263	Jessie # 5	N MC 1027567
ZEB 229	N MC-867264	Jessie # 6	N MC 1027568
ZEB 230	N MC-867265	Douglas # 1	N MC 1031823
ZEB 231	N MC-867266	Jessie # 7	N MC 1031824
ZEB 232	N MC-867267	Jessie # 8	N MC 1031825
ZEB 233	N MC-867268	Jessie # 9	N MC1031826
ZEB 234	N MC-867269	Jessie # 10	N MC 1031827
ZEB 235	N MC-867270	Jessie # 16	N MC 1031828
ZEB 236	N MC-867271	Jessie # 11	NM C 1031829
ZEB 237	N MC-867272	Jessie # 12	NMC 1031830
ZEB 238	N MC-867273	Jessie # 13	N MC 1031831
ZEB 239	N MC-867274	Jessie # 14	N MC 1031832
ZEB 240	N MC-867275	Jessie # 15	N MC 1031833
ZEB 241	N MC-867276	Jessie # 17	N MC 1031834
ZEB 242	N MC-867277	Jessie # 18	N MC 1031835
ZEB 243	N MC-867278	Jessie# 19	N MC 1031836
ZEB 244	N MC-867279	Jessie# 20	N MC 1031837
ZEB 245	N MC-867280	Jessie # 21	N MC 1011838
ZEB 246	N MC-867281	Jessie # 22	N MC 1031839
ZEB 247	N MC-867282	Jessie # 23	N MC 1031840
ZEB 248	N MC-867283	Jessie # 24	N MC 103841
ZEB 249	N MC-867284	Jessie # 25	N MC 1031842
ZEB 250	N MC-867285	Jessie # 26	N MC 1031843
ZEB 251	N MC-867286	Jessie # 27	N MC 1031844
ZEB 252	N MC-867287	Jessie # 28	N MC 1031845
ZEB 253	N MC-867288	Jessie # 29	N MC 1031846
ZEB 254	N MC-867289	Jessie # 30	N MC 1031847
ZEB 255	N MC-867290	Jessie # 31	N MC 1031848
ZEB 256	N MC-867291	Deidra # 1	N MC1034045
ZEB 257	N MC-867292	Deidra # 2	N MC1034046
ZEB 258	N MC-867293	Deidra # 3	N MC 1034047
ZEB 259	N MC-867294	Sarah # 17	N MC 1034901
ZEB 260	N MC-867295	Sarah # 18	N MC 1034902
ZEB 261	N MC-867296	Sarah # 19	N MC 1034903
ZEB 262	N MC-867297	Sarah # 20	N MC 1034904
ZEB 263	N MC-867298	Sarah # 21	N MC 1034909
ZEB 264	N MC-867299	Sarah # 22	N MC 1034910
ZEB 265	N MC-881094	Sarah # 23	MMC 1034911
ZEB 266	N MC-881095	Sarah # 24	N MC 1034912
ZEB 267	N MC-881096	Sarah # 25	N MC 1034913
ZEB 268	N MC-881097	Sarah # 26	N MC 103914
ZEB 269	N MC-881098	Sarah # 27	N MC 1034915
ZEB 270	N MC-881099	Sarah # 28	N MC 1034916
ZEB 271	N MC-881100	Sarah # 29	N MC 1034917
ZEB 272	N MC-881101	Sarah # 30	N MC 1034918
ZEB 273	N MC-881102	Sarah # 31	N MC 1034919
ZEB 274	N MC-881103	Sarah # 32	N MC 1034920
ZEB 275	N MC-881104	Sarah # 33	N MC 1034921
ZEB 276	N MC-881105	Sarah # 34	N MC 1034905
ZEB 277	N MC-881106	Sarah # 35	N MC 1034906
ZEB 278	N MC-881107	Sarah # 36	N MC 1034907
ZEB 279	N MC-881108	Sarah # 37	N MC 1034908
ZEB 280	N MC-881109	Sarah # 38	N MC 1034922
ZEB 281	N MC-881110	Sarah # 39	N MC 1034923
ZEB 282	N MC-881111
ZEB 283	N MC-881112
ZEB 284	N MC-881113
ZEB 285	N MC-881114
ZEB 286	N MC-881115
ZEB 287	N MC-881116
ZEB 288	N MC-881117
ZEB 289	N MC-881118
ZEB 290	N MC-881119
ZEB 291	N MC-881120
ZEB 292	N MC-881121
ZEB 293	N MC-881122
ZEB 294	N MC-881123
ZEB 295	N MC-881124
ZEB 296	N MC-881125
ZEB 297	N MC-881126
ZEB 298	N MC-881127
ZEB 299	N MC-881128
ZEB 300	N MC-881129
ZEB 301	N MC-881130
ZEB 302	N MC-881131
ZEB 303	N MC-881132
ZEB 304	N MC-881133
Note: Claims expire on September 1, 2011

Appendix	19

Appendix C

QA/QC

Appendix	20

Appendix C1

2008 Drill Program: Quality Control and Quality Assurance:

Laboratory assay quality control and quality assurance samples for the underground near-mine and surface exploration departments at the Jerritt Canyon Mine in the year 2008 consisted of 1,776 samples broken down as follows:

  385 standard samples were submitted with the underground drill samples. Out of the total samples there were 7 JCQ03 (0.051 opt), 221 JCQ04 samples (0.12 opt), and 157 JCQ05 (0.15 opt). There were also a number of pulps that were re-submitted as blind samples to the lab that are listed below;

  542 standard samples were submitted with the underground core samples to the Jerritt Canyon (JC) lab. These samples were at six different grade values which includes 17 blanks, 28 JCQ01 (0.1168 opt), 87 JCQ03 (0.051 opt), 45 JCQ04 (0.12), 170 JCQ05 (0.15 opt);

  447 standard samples were submitted with the surface RC samples to the in-house JC lab as well as the commercial labs. These include 42 JCQ03 samples (0.051 opt), 31 JCQ04 samples (0.120 opt), 187 JCQ05 samples (0.15 opt), 3 JCQ01 samples (0.1168) and 184 silica sand blanks;

  65 pulp samples were re-packaged and submitted back to the JC Lab as a blind internal quality control sample;

  262 pulp samples were collected from the underground diamond drilling and submitted to ALS Chemex Lab (ALS) to check the JC lab results and 18 pulp samples returned from ALS Chemex Lab (ALS) were sent to American Assay Lab to check the ALS;

  75 pulps from surface drill hole samples were taken from the JC lab and submitted to American Assay Lab (AAL) to check the JC lab results,

The primary lab for all production, and underground sample and core drilling, was the Jerritt Canyon in-house lab and seven drill hole samples were sent to ALS Chemex during the period of Jerritt Canyon lab shutdown. For 2008 ALS Chemex (ALS) was used as the primary lab for the surface RC drilling. The JC Lab was used for about nine surface RC and diamond drill holes.

Jerritt Canyon Quality Control Results (All Underground Data)

The Jerritt Canyon underground quality control procedures are divided into two main parts which required different methods for inserting standards into regular drill hole sample stream. First part is standards inserted among underground production samples. Those type standards are prepared and tagged randomly with the purpose of the standard material is blind to the JC Lab. The Lab inserts one standard in each batch of fire assay. The source material for such company internal standards is from material collected from the Jerritt Canyon mine site. The grade from the standards is checked daily and if any significant deviation is noted that particular batch of samples is re-assayed. The graph of all of the standards inserted in the underground production samples are shown in Figure 1 below.

Appendix	21

Figure 1. Graphic representation of all of the standards used in the Jerritt Canyon laboratory during 2008 underground production drilling program plotted against time.

Second part is those standards that were inserted into underground exploration diamond drill hole samples. The standards were inserted by the logging geologist clearly indicating the specific position where the each standard should be run among regular core samples. If the standard deviated significantly and was surrounded by samples with any grade then that batch would be called for a re-fire. The review of the re-fired assays was the similar to that stated above. Through the year there were only a few of these samples that were actually called for re-assay.

Due to Jerritt Canyon mine temporary shutdown from August 2008 to October 2009, the last a few drill hole samples from 2008 drilling were sent to ALS Chemex for fire assay analysis. Assay results were received from ALS in a couple of batches as shown in Figure 2, one batch of drillhole assay results returned in the early May 2009 while the remaining samples of assay results were reported in early November 2009.

Appendix	22

Figure 2. Jerritt Canyon Core Standards versus time. The occasional sample is shown as plotting as the wrong standard value. This is likely due to a mislabeled standard. In general there was not that much drift in the assay values.

Figure 3 shows the internal re-submitted pulp assays at the JC Lab that were used for quality control. These results show the original values compared to the re-assayed values. These are re-submitted blind to the lab as they are relabeled. The results are a good indication of how well the JC Lab can re-produce their assays. Significant variances from the expected result are dealt with similar to the quality control standards described above. In general the batches of samples where these values had a difference of greater than 10% and the expected value was above 0.100 ounce per ton were re-fired. Due to Jerritt Canyon Lab closure during the most of second half of 2008, the total number of internal pulp checks are significantly lower than last year. Majority of duplicate assays plotted on the Y=X line which indicates check assay results are very close to original assay result except that a couple samples demonstrated significant deviation against the original assay value.

Appendix	23

Figure 3. Jerritt Canyon assay results of internal check samples ± pulps.

In line with industry best practice for QAQC, Jerritt Canyon selects pulps from primary assay lab to send to secondary assay lab to monitor the primary assay lab. Figure 4 shows the assay results of the pulp samples from JC Lab compared to the results of ALS. Besides a few outlier samples, the trend line by the majority of data is y=1.0034x+0.0045 which indicates fairly similar check assay results by ALS versus the primary assay value analyzed by JC Lab. Some of the flyers are likely also a product of sample mix up. Towards the end of the 2008 drilling program, ALS were used as the primary assay lab because of JC lab temporary shutdown and pulps from ALS were collected to be analyzed by a different commercial lab- American assay lab for duplicate check assay which is shown in Figure 5.

Appendix	24

Figure 4. Pulp samples - JC Lab compared to ALS Chemex for 2008

Figure 5. Pulp samples - ALS Chemex compare to AAL for 2008

Appendix	25

Surface Quality Control Samples and Check Analysis:

Samples from the surface Reverse Circulation drilling and core are routinely submitted with quality control samples in each batch sent for assay. Blanks (silica sand) are placed at the start of each drill hole while standards were inserted between every 20th sample. The assay data of these blanks and standards is represented graphically in Figure 6. Any significant deviation from the expected value would be reviewed and a re-fire of that batch requested unless that batch of samples had no significant gold. As shown in figure 6, majority of returned assays for standards fall into expected standards threshold range

Figure 6 Surface Drilling Quality Control Assays from ALS labs plotted against time.

Appendix	26

Figure7. Pulp samples - ALS Chemex Lab compared to AAL for 2008

Figure 7 shows the duplicate assays on the surface pulps from ALS Chemex Lab to AAL . Here the original assay was completed by ALS Chemex and the check work was done by the American Assay Lab. Due to JC mine temporary shutdown, the total number of check assays were significantly lower than 2007. However, all of the check assays except one anomalous outlier are similar to the original assay results by ALS based on the trendline y=0.9775x + 0.0019 with correlation coefficient of 0.97.

Appendix	27

Appendix C2

2010 Drill Program: Quality Control and Quality Assurance:

The 2010 underground exploration drilling program at the Jerritt Canyon Mine consisted of 8 diamond drill holes from Smith underground mine: SMI-LX-750 through SMI-LX-757. All drill holes were logged and related data and assay information have been imported to the Jerritt Canyon acQuire Production (underground) drill hole database.

Jerritt Canyon utilized one (1) “blank” reference material and four (4) “standard reference materials” for the 2010 QA/QC program. The blank material consists of silica sand procured from a commercial source. Of the four different standards that were utilized, two (2) standards (Si54 and SK52) were procured from a commercial source (Rock Lab laboratory) with the other two (2) standards (JCQ06 and JCQ07) derived ”in house” from the ore dryer bag house at the Jerritt Canyon mill. These in-house standards were generated at the time from ores being mined from the Jerritt Canyon stockpile ores (principally sourced from Jerritt Canyon).

Initially, samples from each in-house reference material were analyzed for requisite particle size (screen sieve) and then homogenized and assayed at the Jerritt Canyon lab to ensure that the respective gold grade criteria had been attained. Subsequently, the bulk reference material comprising JCQ06 and JCQ07 were shipped by Jerritt Canyon personnel to American Assay Lab (AAL) in Sparks, Nevada for sample preparation. AAL conducted additional verification analysis of particle size (screen sieve) and then separately homogenized the two representative materials for a period of time in excess of 72 hours. AAL then split on hundred and eight (108) sample pulps (300 grams each) from each of the reference materials. The certification process consisted of 36 pulps, with ech of the reference material assayed in a “round robin” style by three different assay labs (ALS, Jerritt Canyon, and AAL).Assaying was conducted utilizing fire assay with gravimetric finish on 30 gram pulps. Requisite statistical analysis was conducted on the final assay results for each group of 108 samples. The statistical mean was calculated to establish the expected grade (opt Au). The standard deviation, off of the mean, was calculated for each of the standards to establish the expected range (minimum and maximum opt Au value) which was established at two times the standard deviation.

Gold analysis of the 2010 underground core samples was conducted by ALS Chemex Laboratory (ALS). Samples are transferred from Jerritt Canyon (JC) to ALS at the JC core shed facility. ALS representatives transport the samples to the ALS sample preparation facility in Elko, Nevada. Upon completion of sample preparation, sample pulps are transported (by ALS) to their analytical lab in Reno, Nevada for fire assay. Sample rejects are retained by ALS at their Elko, Nevada facility and returned to Jerritt Canyon on a quarterly basis.

Appendix	28

Blanks and standards are inserted into each drill hole by the logging geologist. Sampling protocol requires the blank be inserted as the second sample in each drill hole. Standards are inserted, on a consistent sequential basis, approximately every 20th sample throughout the remaining sampling of the hole.

In the event an assay on a standard results in an error value the sequential insertion of standards aids in the determination as to whether that error resulted prior to, or after receipt by the lab.

Jerritt Canyon employs a " three step" program to ensure Quality Assurance/Quality Control (QA/QC) of sample processing and analysis. The initial (QA/QC) step entails utilizing " blank" and " standard" reference materials that are inserted into the sample sequence for each individual drill hole. The second step consists of re-assay (" check" assay) of selective sample pulps and rejects. This is done on a quarterly basis and the analytical services are provided by ALS. The third step consists of re-assay of selective sample pulps (different pulps from those in step 2). This is also done on a quarterly basis with the analytical services provided by American Assay Laboratories (AAL).

Blank and standards are also inserted into sample sequence for steps 2 & 3. This was initiated in the 4th quarter of 2010.

Blank and Standard Data Analysis of the 2010 Underground Exploration Program

The following tables and figures show the results from blanks and standards utilized during sampling of the 2010 underground diamond drilling exploration program for the Jerritt Canyon mine. On the figures the green lines represent the expected value, dashed blue lines represent warning limits, and red lines are error limits (2x STD Deviation) defining the acceptable minimum and maximum value.

Assay Results from Standard Si54

The expected value for the Si54 Rocklab standard is 0.0519 opt. Table 1 shows that out of 31 analyzed samples, 9 returned apparent failure values. These failure values are observed as outside of the error limits. The standard deviation value of Si54 is 0.0017, and the percentage of errors found outside of the limits (2X Standard Deviation) represents 29% of the sample population.

Appendix	29

Statistics
Au_ALSAA23_opt	Si54
# of Analyses above Thres	31
# Outside Warning Limit	9
# Outside Error Limit	9
# of Analyses below Thres	0
% Outside Error Limit	29.0323
% Positive	100
% Negative	0
% at Zero	0
Mean	0.053
Median	0.0529
Min	0.0486
Max	0.0573
Standard Deviation	0.0017
% Rel. Std. Dev.	3.1955
Standard Error	0.0003
% Rel. Std. Err.	0.5739
Total Bias	0.0213
% Mean Bias	2.1319

Table 1. Standard Si54 statistics table from analysis assay results; 2010 exploration drilling campaign obtain from AcQuire.

Figure 1. Results from 31 assays performed on standard Si54 in 2010. Results from 9 of the samples fell outside the allowed error limits.

Appendix	30

Rock Lab is literally " exhaustive" in the quantity of analysis conducted in manufacturing its’ standard reference material. The combination of the relatively low grade (opt Au) of this standard and the vast quantity of analytical results used in the statistical analysis results in a very low value (opt Au) for the standard deviation off of the mean. As such, a very small minimum and maximum range is represented by 2X Standard Deviation from the expected value.

A 70% repeatability rate within the minimum/maximum range of this standard is considered acceptable as the sample population in 2010 was quite limited in comparison to those conducted in manufacturing the commercial standard.

Additionally, in 2010 the process " cutoff" grade for the Jerritt Canyon mill was 0.059 opt Au. The expected value, and associated minimum/maximum range, of standard Si54 falls below the process cutoff grade. This further reinforces that the 2010 QA/QC results for this standard were acceptable.

Assay results from standard SK52

The expected value for standard SK52 is 0.1198 opt. Table 2 shows the statistical analysis for results from standard SK52. Out of a total of 33 analyses, 11 fell outside the error and warning limits.

Figure 2 shows the failure values outside (above or below) the dashed blue and red lines. One sample assayed in October 2010 is well above the allowed error limits.

The standard deviation value of SK52 is 0.00223, 33.3% of the analyzed samples were found outside of the error and warning limits.

Appendix	31

Statistics
Au_ALSGRA21_opt	SK52
# of Analyses above Thres	33
# Outside Warning Limit	11
# Outside Error Limit	11
# of Analyses below Thres	0
% Outside Error Limit	33.3333
% Positive	100
% Negative	0
% at Zero	0
Mean	0.1225
Median	0.119
Min	0.108
Max	0.246
Standard Deviation	0.0223
% Rel. Std. Dev.	18.1716
Standard Error	0.0039
% Rel. Std. Err.	3.1633
Total Bias	0.0229
% Mean Bias	2.2917

Table 2. Statistical analysis of results from standard SK52 for the 2010 exploration program.

Figure 2. Results from 33 assays performed on standard SK52 in 2010. Eleven of the samples fell outside the allowed warning and error limits.

Appendix	32

The one sample assaying greater than 0.24 opt Au in the above plot is likely a mislabeled standard and actually the JCQ07 standard.

Rock Lab is literally " exhaustive" in the quantity of analysis conducted in manufacturing its’ standard reference material. The combination of the relative low grade (opt Au) of this standard and the vast quantity of analytical results used in the statistical analysis result in a very low value (opt Au) for the standard deviation off of the mean. As such a very small minimum/maximum range is represented by 2X Standard Deviation from the expected value.

A 70% repeatability rate within the minimum/maximum range of this standard is considered acceptable as the sample population in 2010 was quite limited in comparison to those conducted in manufacturing the commercial standard.

Assay Results from Standard JCQ07

The expected value for standard JCQ07 is 0.241 opt. From a total of 9 analyzed samples done in 2010, only 1 fell outside of the warning and error limits. The standard deviation value for JCQ07 is 0.0116. A total of 11% of the analyzed samples fell outside of the error and warning limits.

Appendix	33

Statistics
Au_ALSGRA21_opt	JCQ07
# of Analyses above Thres	9
# Outside Warning Limit	1
# Outside Error Limit	1
# of Analyses below Thres	0
% Outside Error Limit	11.1111
% Positive	100
% Negative	0
% at Zero	0
Mean	0.2391
Median	0.244
Min	0.208
Max	0.247
Standard Deviation	0.0116
% Rel. Std. Dev.	4.839
Standard Error	0.0039
% Rel. Std. Err.	1.613
Total Bias	-0.0078
% Mean Bias	-0.7838

Table 3. Statistical analysis of results from standard JCQ07 for the 2010 exploration program.

Figure 3. Results from 9 assays performed on standard JCQ07 in 2010. Only 1 sample fell outside the allowed warning and error limits.

Appendix	34

Assay Results from Standard JCQ06

The expected value for standard JCQ06 is 0.159 opt.

From a total of 15 analyzed samples done in 2010, none fell outside error limits and only four samples are outside of the warning limits. The standard deviation value for JCQ06 in 2010 is 0.0033. None of the analyzed samples fell outside of the error and warning limits.

Statistics
Au_ALSGRA21_opt	JCQ06
# of Analyses above Thres	15
# Outside Warning Limit	4
# Outside Error Limit	0
# of Analyses below Thres	0
% Outside Error Limit	0
% Positive	100
% Negative	0
% at Zero	0
Mean	0.1632
Median	0.163
Min	0.158
Max	0.169
Standard Deviation	0.0033
% Rel. Std. Dev.	2.0285
Standard Error	0.0009
% Rel. Std. Err.	0.5238
Total Bias	0.0264
% Mean Bias	2.6415

Table 4. Statistical analysis of results from standard JCQ06 for the 2010 exploration program.

Appendix	35

Figure 4. Results from 15 assays performed on standard JCQ06 for 2010. No samples fell outside the allowed warning and error limits.

Appendix	36

Assay Results for Blank Material

Only results for 7 blanks were found in the data base.

As it can be observed in Table 5 and Figure 5, assay results from the 7 blank samples fall within the expected (acceptable) values.

Statistics
Au_ALSAA23_opt	BLANK
# of Analyses above Threshold	7
# Outside Warning Limit	0
# Outside Error Limit	0
# of Analyses below Threshold	0
% Outside Error Limit	0
% Positive	100
% Negative	0
% at Zero	0
Mean	0.0001
Median	0.0001
Min	0.0001
Max	0.0002
Standard Deviation	0.0001
% Rel. Std. Dev.	73.4847
Standard Error	0
% Rel. Std. Err.	27.7746
Total Bias	n/a
% Mean Bias	n/a

Table 5. Statistical analysis of results from BLANK reference material for the 2010 exploration program.

Appendix	37

Figure 5. Results from 7 assays performed on the BLANK reference material for the 2010 exploration program.

Appendix	38

ALS vs. ALS Cross-Check Analyses

Figure 6 and Table 6 represent the selective pulp and reject samples (4th quarter 2010) originally assayed at ALS and re-submitted at a later time to the same lab (ALS) for a check assay analysis. A total of 34 samples were submitted and subsequent analysis resulted in 9 samples falling outside of the error limits. Seven of theses 9 samples had Au grades that fell below the process cutoff grade of 0.059 opt Au.

For reasons previously discussed above these results are considered acceptable.

Figure 6. Au_AAFA_opt 2010 fourth quarter assay results from 34 analyses (ALS vs. ALS sample cross-check analyses).

Appendix	39

Statistics
Au_AAFA_opt	Original	Check
# of Analyses above Threshold	34
# of Analyses below Threshold	0
# Outside Warning Limit	26
# Outside Error Limit	9
Mean	0.0648	0.0592
Median	0.0392	0.035
Min	0.0106	0.01
Max	0.255	0.236
Range	0.2444	0.226
Variance	0.0035	0.0028
Coeff. of Var.	0.9182	0.9007
Pop. Std. Dev.	0.0595	0.0534
q1 (25%)
q3 (75%)
Bias	-0.0858
Corr. Coeff.	0.9873
Mean AMRPD	9.7324
% of Population with AMPRD > 5%	76.4706
% of Population with AMPRD > 10%	29.4118
% of Population with AMPRD > 15%	14.7059
% of Population with AMPRD > 20%	5.8824

Table 6. Statistics for Au_AAFA_opt assay results (fourth quarter 2010) for ALS vs. ALS cross-check sampling (11 samples).

Appendix	40

ALS vs. AAL Cross-Check Analyses

The fourth quarter 2010 Au_GRAV_opt assay results for the ALS vs. AAL cross-check samples are tabulated in Figure 7 and Table 7. From 11 total analyses, 6 fall outside of the warning limits and 3 outside of the errors limits.

Figure 7. Au_GRAV_opt results for the fourth quarter 2010 for ALS vs. AAL cross-check samples (11 samples).

Appendix	41

Statistics
Au_GRAV_opt	Original	Check
# of Analyses above Threshold	11
# of Analyses below Threshold	0
# Outside Warning Limit	6
# Outside Error Limit	3
Mean	0.1277	0.1226
Median	0.104	0.099
Min	0.077	0.076
Max	0.244	0.24
Range	0.167	0.164
Variance	0.003	0.0025
Coeff. of Var.	0.4275	0.41
Pop. Std. Dev.	0.0546	0.0503
q1 (25%)
q3 (75%)
Bias	-0.0399
Corr. Coeff.	0.9089
Mean AMRPD	10.6514
% of Population with AMPRD > 5%	54.5455
% of Population with AMPRD > 10%	36.3636
% of Population with AMPRD > 15%	9.0909
% of Population with AMPRD > 20%	9.0909

Table 7. Statistics for Au_GRAV_opt assay results (fourth quarter 2010) for ALS vs. AAL Lab cross-check sampling (11 samples).

Appendix	42

Observations and Conclusions

Results for 95 standard samples for the 2010 underground diamond drilling exploration program were included in the present report.

The 2010 QA/QC program indicates that the two Jerritt-sourced standards (JCQ06 and JCQ07) are performing well with assay results mostly falling within the acceptable mean ± 2X STD DEV limit. Future sampling should include a greater number of samples in order to achieve valid conclusions.

The highest percentage of errors were found for the two RockLab certified standards Si54 and SK52. Although possible sources for these error include standard mislabeling, contamination, and analytical, the likely reason that the 2010 assay results for standards Si54 and SK52 is due to the small minimum and maximum upper limits using the mean ± 2 standard deviation values for the pass/fail test. It is recommended that future QA/QC reports use modified lower and upper limits (e.g. mean ± 3 or ±4 standard deviations) which is more realistic and would allow more analyses to pass the QA/QC test.

Results for 7 BLANK samples were found in the data base for the 8 holes that were studied. The 2010 assays for the blank material are performing very well.

It is recommended that QA/QC be performed routinely upon first receiving results for early detection and correction of error. It is recommended that immediately after finding errors based on the QA/QC results, the sample batch be reanalyzed and a careful investigation performed to find the source of the error.

Appendix	43

Appendix C3
2010 Production Underground Drill Program
Quality Control and Quality Assurance:
Jerritt Canyon Lab 2010 Quarter 3 Check ssay Results Analysis

In total of 136 pulp duplicate samples from the Jerritt Canyon (JC) Mine lab (~ 10% of total samples) were sent for secondary check analysis at ALS for the third quarter of 2010. Both original assay and check assay was done by fire assay with gravimetric finish analytical method for comparison. The correlation between the original samples from the JC mine lab and the check analysis results from ALS Chemex was assessed using the scatter plot (Fig 1).

Fig 1. Scatter plot of Original Au_opt assay from JC Mine Lab VS. Au_opt check assay from ALS

Appendix	44

Au_GRAV_opt	Original	Check
# of Analyses above Threshold	136
# of Analyses below Threshold	0
# Outside Warning Limit	92
# Outside Error Limit	76

Mean	0.1431	0.1459
Median	0.0305	0.032
Min	0	0.0005
Max	0.971	1.105
Range	0.971	1.1045
Variance	0.0485	0.0536
Coeff. of Var.	1.5394	1.587
Pop. Std. Dev.	0.2203	0.2316
Bias	0.02
Corr. Coeff.	0.899
Mean AMRPD	40.1311
% of Population with AMPRD > 5%	67.6471
% of Population with AMPRD > 10%	60.2941
% of Population with AMPRD > 15%	50
% of Population with AMPRD > 20%	43.3824

Table 1. Statics associated with Fig. 1 (scatter plot comparison between JC LAB vs ALS)

There is one significant outlier where the difference between original assay and check assay is almost 1 opt. This particular sample needs to be investigated whether it is contamination issue as it does not seem to be related to differences in analytical procedures.

Majority of differences (85.5%) in paired data between original assay and check assay occurred between 0 opt to 0.1 opt (65 out of total 76 errors which are outside of 20% relative difference). Approximately 13.1% of errors (10 errors out of 76 errors) were distributed between Au grade of 0.1 -0.4 opt. As the cutoff grade for stockpile to flag as ore or waste is 0.059 opt, the results are acceptable within the range of interest, however, pulp duplicate data needs to be closely monitored in the next a few quarters to monitor the error percentage where the Au grade falls between 0.059 -0.4 opt.

Another figure to illustrate the relative difference vs grade is shown as below:

Appendix	45

Fig 2. Relative difference (Diff/Ave of duplicate pair) Vs Mean grade (duplicate pair average).

Figure 2 demonstrates that most of the errors occurred below the cut-off grade (0.059 opt) and check assay results were comparable with the original assay by JC Lab with grade between 0.059 opt and greater. The statistics associated with Figure 2 is as below:

Au_GRAV_opt	Original	Check
# of Analyses above Threshold	136
# of Analyses below Threshold	0
# Outside Warning Limit	82
# Outside Error Limit	58
Mean	0.1431	0.1459
Median	0.0305	0.032
Min	0	0.0005
Max	0.971	1.105
Range	0.971	1.1045
Variance	0.0485	0.0536
Coeff. of Var.	1.5394	1.587
Pop. Std. Dev.	0.2203	0.2316
Bias	0.02
Corr. Coeff.	0.899
Mean AMRPD	40.1311
% of Population with AMPRD > 5%	67.6471
% of Population with AMPRD > 10%	60.2941
% of Population with AMPRD > 15%	50
% of Population with AMPRD > 20%	43.3824

Table 2. Statics associated with Figure 2 (Relative difference (%) VS Mean Grade).

Appendix	46

There is 89.9% of correlation coefficient as indicated in Table 2 between original assay result by JC Lab and check assay result by ALS. Although 43% of paired data has relative difference greater than 20%, it is mostly distributed below the Au Grade of interest (>0.059 opt).

Thomson and Howarth (T-H) plot (Figure 3) is also generated to calculate the precision at various Au concentration by determining the degree of correlation between the results of duplicate pairs of sample data. Thompson – Howarth estimate of precision is calculated by sorting the mean and absolute differences by increasing mean. And then group the data in sets of 11 samples followed by calculate the mean of each set of 11 and the median to plot. To apply to Jerritt Mine Lab Q3 QA samples, following steps were taken to prepare the T-H plot;

1.	Sort the data in order of decreasing Mean (Avg of pair data) and divide into 11 groups as below:

	DESCRIPTION	Au_Orig_opt	Au_Dup_opt	Mean	Diff	JC Lab
Group1 (0-0.005)	SC 007990	0.001	0.002	0.0015	0.001	2-Aug-10
	SC 008320	0	0.003	0.0015	0.003	10-Aug-10
	SC 006777	0.003	0.0005	0.0018	0.0025	8-Jul-10
	SC 006911	0.001	0.003	0.002	0.002	12-Jul-10
	SC 008484	0	0.004	0.002	0.004	23-Sep-10
	SC 006930	0.003	0.003	0.003	0	12-Jul-10
	SC 009229	0.002	0.004	0.003	0.002	22-Sep-10
	SC 008092	0.004	0.003	0.0035	0.001	5-Aug-10
	SC 008363	0.005	0.003	0.004	0.002	10-Aug-10
	SC 008622	0.005	0.003	0.004	0.002	23-Sep-10
	SC 008815	0.004	0.004	0.004	0	13-Sep-10
	SC 009103	0.002	0.007	0.0045	0.005	27-Sep-10
	SC 007664	0.001	0.009	0.005	0.008	28-Jul-10
Group2 (0.005-0.01)	SC 006893	0.008	0.003	0.0055	0.005	10-Jul-10
	SC 007927	0.006	0.005	0.0055	0.001	2-Aug-10
	SC 009581	0.005	0.007	0.006	0.002	29-Sep-10
	SC 006757	0.011	0.002	0.0065	0.009	8-Jul-10
	SC 006835	0.006	0.007	0.0065	0.001	10-Jul-10
	SC 008948	0.006	0.007	0.0065	0.001	23-Sep-10
	SC 009008	0.003	0.01	0.0065	0.007	23-Sep-10
	SC 007587	0.005	0.009	0.007	0.004	26-Jul-10
	SC 007951	0.012	0.003	0.0075	0.009	2-Aug-10
	SC 006798	0.011	0.005	0.008	0.006	8-Jul-10
	SC 009286	0.013	0.005	0.009	0.008	23-Sep-10
	SC 008081	0.012	0.007	0.0095	0.005	5-Aug-10
	SC 008028	0.01	0.009	0.0095	0.001	4-Aug-10
	SC 008848	0.009	0.01	0.0095	0.001	14-Sep-10
	SC 008970	0.007	0.012	0.0095	0.005	23-Sep-10
	SC 006703	0.014	0.006	0.01	0.008	6-Jul-10
	SC 008299	0.01	0.01	0.01	0	10-Aug-10
	SC 007627	0.004	0.016	0.01	0.012	26-Jul-10

Appendix	47

Group 3 (0.01-0.03)	SC 007605	0.011	0.01	0.0105	0.001	26-Jul-10
	SC 007009	0.008	0.013	0.0105	0.005	16-Jul-10
	SC 008649	0.001	0.02	0.0105	0.019	11-Sep-10
	SC 007030	0.005	0.017	0.011	0.012	16-Jul-10
	SC 008987	0.009	0.014	0.0115	0.005	23-Sep-10
	SC 007678	0.005	0.02	0.0125	0.015	29-Jul-10
	SC 007930	0.015	0.011	0.013	0.004	2-Aug-10
	SC 006988	0.015	0.012	0.0135	0.003	16-Jul-10
	SC 006819	0.013	0.015	0.014	0.002	10-Jul-10
	SC 007969	0.012	0.017	0.0145	0.005	2-Aug-10
	SC 007487	0.012	0.018	0.015	0.006	21-Jul-10
	SC 008341	0.006	0.024	0.015	0.018	10-Aug-10
	SC 009358	0.022	0.009	0.0155	0.013	26-Sep-10
	SC 009265	0.009	0.023	0.016	0.014	23-Sep-10
	SC 007051	0.018	0.015	0.0165	0.003	16-Jul-10
	SC 008033	0.017	0.017	0.017	0	4-Aug-10
	SC 006579	0.024	0.015	0.0195	0.009	4-Jul-10
	SC 009476	0.019	0.02	0.0195	0.001	26-Sep-10
	SC 007472	0.022	0.018	0.02	0.004	21-Jul-10
	SC 009400	0.021	0.019	0.02	0.002	27-Sep-10
	SC 008677	0.02	0.02	0.02	0	23-Sep-10
	SC 006878	0.019	0.021	0.02	0.002	10-Jul-10
	SC 007948	0.025	0.018	0.0215	0.007	2-Aug-10
	SC 008697	0.024	0.019	0.0215	0.005	23-Sep-10
	SC 007448	0.022	0.022	0.022	0	21-Jul-10
	SC 009341	0.025	0.021	0.023	0.004	26-Sep-10
	SC 007237	0.024	0.027	0.0255	0.003	18-Jul-10
	SC 007907	0.029	0.023	0.026	0.006	31-Jul-10
	SC 007171	0.02	0.033	0.0265	0.013	17-Jul-10
	SC 007551	0.025	0.029	0.027	0.004	23-Jul-10
	SC 007825	0.025	0.029	0.027	0.004	31-Jul-10
	SC 007785	0.045	0.011	0.028	0.034	31-Jul-10
	SC 007806	0.033	0.023	0.028	0.01	31-Jul-10
	SC 007507	0.027	0.03	0.0285	0.003	23-Jul-10
	SC 009521	0.032	0.026	0.029	0.006	28-Sep-10
Group 4(0.03-0.05)	SC 009082	0.007	0.054	0.0305	0.047	23-Sep-10
	SC 007414	0.027	0.035	0.031	0.008	21-Jul-10
	SC 006724	0.032	0.031	0.0315	0.001	8-Jul-10
	SC 006736	0.038	0.038	0.038	0	8-Jul-10
	SC 006955	0.037	0.041	0.039	0.004	12-Jul-10
	SC 006674	0.041	0.043	0.042	0.002	6-Jul-10
	SC 007297	0.024	0.063	0.0435	0.039	20-Jul-10
	SC 007317	0.027	0.067	0.047	0.04	20-Jul-10
	SC 008278	0.049	0.05	0.0495	0.001	10-Aug-10
	SC 007420	0.05	0.05	0.05	0	21-Jul-10
Group 5 (0.05-0.075)	SC 009176	0.057	0.046	0.0515	0.011	20-Sep-10

Appendix	48

	SC 006652	0.053	0.051	0.052	0.002	4-Jul-10
	SC 007206	0.049	0.061	0.055	0.012	17-Jul-10
	SC 009602	0.063	0.064	0.0635	0.001	29-Sep-10
	SC 007529	0.061	0.068	0.0645	0.007	23-Jul-10
	SC 006976	0.06	0.073	0.0665	0.013	12-Jul-10
	SC 008060	0.065	0.069	0.067	0.004	4-Aug-10
	SC 009307	0.07	0.071	0.0705	0.001	23-Sep-10
	SC 007904	0.068	0.081	0.0745	0.013	31-Jul-10
Group 6 (0.075-0.1)	SC 007132	0.073	0.081	0.077	0.008	17-Jul-10
	SC 008238	0.123	0.034	0.0785	0.089	7-Aug-10
	SC 006555	0.081	0.087	0.084	0.006	4-Jul-10
	SC 009561	0.086	0.086	0.086	0	29-Sep-10
	SC 008694	0.089	0.088	0.0885	0.001	11-Sep-10
	SC 008980	0.004	0.176	0.09	0.172	23-Sep-10
Group 7 (0.1-0.15)	SC 008883	0.1	0.114	0.107	0.014	14-Sep-10
	SC 008794	0.11	0.113	0.1115	0.003	13-Sep-10
	SC 007849	0.124	0.102	0.113	0.022	31-Jul-10
	SC 007192	0.115	0.116	0.1155	0.001	17-Jul-10
	SC 009430	0.215	0.017	0.116	0.198	26-Sep-10
	SC 008463	0.118	0.114	0.116	0.004	11-Sep-10
	SC 009124	0.119	0.127	0.123	0.008	23-Sep-10
	SC 008909	0.125	0.127	0.126	0.002	23-Sep-10
	SC 009413	0.128	0.128	0.128	0	28-Sep-10
Group 8 (0.15-0.3)	SC 009145	0.14	0.172	0.156	0.032	23-Sep-10
	SC 009379	0.164	0.167	0.1655	0.003	27-Sep-10
	SC 007153	0.188	0.204	0.196	0.016	17-Jul-10
	SC 007889	0.197	0.196	0.1965	0.001	31-Jul-10
	SC 007257	0.36	0.046	0.203	0.314	18-Jul-10
	SC 006456	0.404	0.013	0.2085	0.391
	SC 008928	0.21	0.212	0.211	0.002	23-Sep-10
	SC 008619	0.223	0.222	0.2225	0.001	11-Sep-10
	SC 008886	0.233	0.237	0.235	0.004	23-Sep-10
	SC 007573	0.273	0.272	0.2725	0.001	23-Jul-10
	SC 009328	0.21	0.346	0.278	0.136	24-Sep-10
Group 9 (0.3-0.5)	SC 008161	0.308	0.3	0.304	0.008	6-Aug-10
	SC 009501	0.422	0.198	0.31	0.224	28-Sep-10
	SC 007227	0.32	0.355	0.3375	0.035	18-Jul-10
	SC 008054	0.33	0.35	0.34	0.02	4-Aug-10
	SC 007698	0.322	0.376	0.349	0.054	29-Jul-10
	SC 007357	0.369	0.378	0.3735	0.009	20-Jul-10
	SC 008778	0.399	0.402	0.4005	0.003	13-Sep-10
	SC 007277	0.431	0.439	0.435	0.008	18-Jul-10
	SC 008736	0.457	0.453	0.455	0.004	12-Sep-10
	SC 009438	0.451	0.463	0.457	0.012	28-Sep-10
	SC 008402	0.48	0.454	0.467	0.026	9-Sep-10
	SC 007072	0.477	0.496	0.4865	0.019	16-Jul-10

Appendix	49

Group 10 (0.5-0.7)	SC 007468	0.494	0.52	0.507	0.026	21-Jul-10
	SC 006695	0.591	0.573	0.582	0.018	6-Jul-10
	SC 009053	0.105	1.105	0.605	1	23-Sep-10
	SC 008862	0.611	0.602	0.6065	0.009	23-Sep-10
	SC 007852	0.608	0.619	0.6135	0.011	31-Jul-10
	SC 008711	0.629	0.623	0.626	0.006	11-Sep-10
	SC 008442	0.706	0.667	0.6865	0.039	11-Sep-10
Group 11(0.7-1)	SC 008715	0.709	0.692	0.7005	0.017	12-Sep-10
	SC 009029	0.739	0.705	0.722	0.034	23-Sep-10
	SC 009166	0.773	0.796	0.7845	0.023	20-Sep-10
	SC 009197	0.868	0.86	0.864	0.008	20-Sep-10
	SC 008836	0.958	0.942	0.95	0.016	13-Sep-10
	SC 008857	0.971	0.967	0.969	0.004	23-Sep-10

2.	Calculate the Mean of the means and Medians of Differences for each group of 11
3.	Plot an X-Y plot of the means of group of 11 (X) against the medians of groups of 11.
4.	Calculate the trend line and regression equation (Fig.3).

Fig 3. Mean Vs Median of 11 groups

Appendix	50

5.        Calculate the Precision values by using the formula: Pc=2S0/C +2K where

C = Concentration (e.g. 0.1 opt in Fig 3)
S0= Intercept (e.g 0.0038in Fig 3)
K = X Variable (e.g. 0.0188 in Fig. 3)
Pc = Precision

The precision by Au grade for Q3 as below:

Concentration_Au opt	Precision
0.005	155.8%
0.01	79.8%
0.02	41.8%
0.03	29.1%
0.04	22.8%
0.05	19.0%
0.075	13.9%
0.1	11.4%
0.15	8.8%
0.3	6.3%
0.4	5.7%
0.5	5.3%
0.6	5.0%
0.7	4.8%
0.8	4.7%
0.9	4.6%
1	4.5%

Table 4. Precision Vs. Au Concentration_opt

Appendix	51

Fig 4. Precision Vs Au Grade (opt)

Conclusions and Recommendation:

The assay results of underground production samples analyzed by JC Lab are acceptable based on the comparison of Q3 pair data between JC Lab and ALS. There are a few outliers in every quarterly QA/QC (e.g. approximately 11 pair data in Q3 deserves further investigation) that need to be investigated in great detail to identify whether it is:

1.	Precision error
2.	Accuracy error
3.	Contamination error
4.	Administration error by incorrect sample number labeling

Standards should be inserted with check samples sent for secondary lab check analysis and should be monitored in combination with pair data analysis in order to perform comprehensive QAQC analysis to identify failures in precision, accuracy and contamination.

QA/QC results from quarters 1 and 2 of 2010 for the Jerritt Canyon Lab used noncertified standards; these results along with those for the 4th quarter JC Lab that used the certified Jerritt and RockLabs standards are in the computer files at the mine.

Appendix	52

Appendix D

Statistics and Variography

Appendix	53

Smith Composites Histogram and Cumulative Frequency Plot for au_ok

aufa from Jcsmith_shellcomps_apr2011

FREQUENCY
PERCENT
aufa
9591
8221
6851
5481
4110
2740
1370
0
17.1
14.6
12.2
9.8
7.3
4.9
2.4
0.0
0.0005 0.0007 0.0010 0.0014 0.0020 0.0028 0.0040 0.0057 0.0080 0.0113 0.0160 0.0226 0.0320 0.0453 0.0640 0.0905 0.1280 0.1810 0.2560 0.3620 0.5120 0.7241 1.0240 1.4482 2.0480 2.8963 4.0960 5.7926

STATISTICS	
POPULATION	56194
MINIMUM	0.0005
MAXIMUM	7.1900
MEAN	0.2343
STD DEV	0.2943
COEFF OF VAR	1.2562
GEOMETRIC MEAN	0.1395
STD DEV (LOG10)	0.4806

EXCLUDED DATA	
MIN CUTOFF	0.0005
(N) BELOW	0
MAX CUTOFF	7.1900
(N) ABOVE	0

aufa
1.0000
0.1000
0.0100
0.0010
0.0001
0.01 0.1 0.5 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.5 99.9 99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Stows for Windows, UGraph Program
Thursday, April 14, 2011, 21:00

Appendix	54

Smith Block Model Histogram and Cumulative Frequency Plot for au_ok

au_ok from Smith_bmf_export_may2011

FREQUENCY
PERCENT
272041
233178
194315
155452
116589
77726
38863
0
29.7
25.5
21.2
17.0
12.7
8.5
4.2
0.0
0.0002
0.0002
0.0003
0.0005
0.0007
0.0010
0.0014
0.0019
0.0027
0.0038
0.0054
0.0077
0.0109
0.0154
0.0218
0.0308
0.0435
0.0615
0.0870
0.1231
0.1741
0.2462
0.3482
0.4924
0.6963
0.9847
1.3926
1.9695
2.7853
au_ok

STATISTICS	
POPULATION	914880
MINIMUM	0.0002
MAXIMUM	3.3284
MEAN	0.2106
STD DEV	0.1472
COEFF OF VAR	0.6987
GEOMETRIC MEAN	0.1786
STD DEV (LOG10)	0.2450

EXCLUDED DATA	
MIN CUTOFF	0.0002
(N) BELOW	0
MAX CUTOFF	3.3284
(N) ABOVE	0

au_ok
1.0000
0.1000
0.0100
0.0010
0.0001
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Appendix	55

Smith Cap Grade Plot for 5ft Composites of AuFA

Smith Variogram Parameters from SAGE2001

Nugget ==> 0.200
C1 ==> 0.615
C2 ==> 0.185

First Structure -- Exponential with Practical Range

1st rotation about the Z axis ==> 37
2nd rotation about the Y' axis ==> 91
3rd rotation about the X' axis ==> -1
Range along the Z' axis 37.4 Azimuth 306 Dip -1
Range along the Y' axis 25.3 Azimuth 36 Dip -0
Range along the X' axis 28.8 Azimuth 307 Dip 89

Second Structure -- Exponential with Practical Range

1st rotation about the Z axis ==> 25
2nd rotation about the Y' axis ==> -39
3rd rotation about the X' axis ==> 1
Range along the Z' axis 137.5 Azimuth 114 Dip 51
Range along the Y' axis 55.9 Azimuth 25 Dip -1
Range along the X' axis 600.5 Azimuth 115 Dip -39

Appendix	56

Smith Modeled DownHole Variogram

Smith Modeled Variogram (120,0)

Appendix	57

Smith Modeled Variogram (270,0)

Appendix	58

SSX Composites Histogram and Cumulative Frequency Plot for AuFA

aufa from SSX comps mar2011

FREQUENCY
PERCENT
aufa

STATISTICS	
POPULATION	119003
MINIMUM	0.0002
MAXIMUM	50.2590
MEAN	0.2575
STD DEV	0.3081
COEFF OF VAR	1.1966
GEOMETRIC MEAN	0.1500
STD DEV (LOG10)	0.5189
EXCLUDED DATA	
MIN CUTOFF	0.0002
(N) BELOW	0
MAX CUTOFF	50.2590
(N) ABOVE	0

aufa
CUMULATIVE FREQUENCY
(Probability Scale)

Stores for Windows, UGraph Program
Thursday, May 19, 2011, 12:05

Appendix	59

SSX Block Model Histogram and Cumulative Frequency Plot for au_ok

au_ok from Ssx_bmf_export_march2011

352838
302433
252027
201622
151216
100811
50405
0
FREQUENCY
32.1
27.5
22.9
18.3
13.8
9.2
4.6
0.0
PERCENT
0.0002
0.0003
0.0005
0.0007
0.0010
0.0014
0.0019
0.0027
0.0039
0.0055
0.0078
0.0110
0.0156
0.0220
0.0311
0.0440
0.0622
0.0880
0.1244
0.1760
0.2488
0.3519
0.4977
0.7038
0.9953
1.4076
1.9907
2.8152
3.9813
5.6304
au_ok

STATISTICS

POPULATION	1099294
MINIMUM	0.0002
MAXIMUM	6.9081
MEAN	0.1997
STD DEV	0.1053
COEFF OF VAR	0.5271
GEOMETRIC MEAN	0.1775
STD DEV (LOG10)	0.2213

EXCLUDED DATA

MIN CUTOFF	0.0002
(N) BELOW	123
MAX CUTOFF	6.9081
(N) ABOVE	0

1.0000
0.1000
0.0100
0.0010
0.0001
au_ok
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Stones for Windows, UGraph Program
Thursday, May 26, 2011, 17:30

Appendix	60

SSX Cap Grade Plot for 5ft Composites of AuFA

SSX Variogram Parameters from SAGE2001

Nugget ==> 0.227
C1 ==> 0.697
C2 ==> 0.077

First Structure -- Exponential with Practical Range

1st rotation about the Z axis ==> -65
2nd rotation about the Y' axis ==> 85
3rd rotation about the X' axis ==> 19
Range along the Z' axis 26.0 Azimuth 223 Dip 4
Range along the Y' axis 21.2 Azimuth 313 Dip -1
Range along the X' axis 22.2 Azimuth 25 Dip 85

Second Structure -- Exponential with Practical Range

1st rotation about the Z axis ==> 38
2nd rotation about the Y' axis ==> -85
3rd rotation about the X' axis ==> 9
Range along the Z' axis 742.7 Azimuth 119 Dip 5
Range along the Y' axis 232.6 Azimuth 29 Dip -1
Range along the X' axis 160.4 Azimuth 128 Dip -85

Appendix	61

SSX Modeled DownHole Variogram

SSX Modeled Variogram (90,0)

Appendix	62

SSX Modeled Variogram (180,-30)

Appendix	63

Starvation Composites Histogram and Cumulative Frequency Plot for AuFA

aufa from Jcstarv_comps_sept2010

FREQUENCY
PERCENT
119
102
85
68
51
34
17
0
19.3
16.5
13.8
11.0
8.3
5.5
2.8
0.0
0.0020
0.0028
0.0040
0.0057
0.0080
0.0113
0.0160
0.0226
0.0320
0.0453
0.0640
0.0905
0.1280
0.1810
0.2560
0.3620
0.5120
0.7241
1.0240
aufa

STATISTICS	
POPULATION	617
MINIMUM	0.0020
MAXIMUM	1.3350
MEAN	0.2828
STD DEV	0.2001
COEFF OF VAR	0.7074
GEOMETRIC MEAN	0.2156
STD DEV (LOG10)	0.3700

EXCLUDED DATA	
MIN CUTOFF	0.0020
(N) BELOW	0
MAX CUTOFF	1.3350
(N) ABOVE	0

aufa
1.0000
0.1000
0.0100
0.0010
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Stats for Windows, UGraph Program
Friday, May 20, 2011, 00:15

Appendix	64

Starvation Block Model Histogram and Cumulative Frequency Plot for au_id3

au_id3 from Starv_bmf_export_sept2010

FREQUENCY
PERCENT
25770
22089
18407
14726
11044
7363
3681
0
30.4
26.0
21.7
17.4
13.0
8.7
4.3
0.0
0.0021
0.0029
0.0041
0.0058
0.0082
0.0117
0.0165
0.0233
0.0330
0.0467
0.0660
0.0933
0.1320
0.1866
0.2639
0.3733
0.5279
0.7465
1.0557
au_id3

STATISTICS	
POPULATION	84840
MINIMUM	0.0021
MAXIMUM	1.1122
MEAN	0.2629
STD DEV	0.1299
COEFF OF VAR	0.4942
GEOMETRIC MEAN	0.2312
STD DEV (LOG10)	0.2399

EXCLUDED DATA	
MIN CUTOFF	0.0021
(N) BELOW	0
MAX CUTOFF	1.1122
(N) ABOVE	0

au_id3
1.0000
0.1000
0.0100
0.0010
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Appendix	65

Starvation Cap Grade Plot for 5ft Composites of AuFA

Starvation Variogram Parameters from SAGE2001

Nugget ==> 0.142
C1 ==> 0.521
C2 ==> 0.337

First Structure -- Spherical

1st rotation about the Z axis ==> -9
2nd rotation about the Y' axis ==> 61
3rd rotation about the X' axis ==> 83
Range along the Z' axis 53.0 Azimuth 344 Dip 4
Range along the Y' axis 73.2 Azimuth 72 Dip -29
Range along the X' axis 12.9 Azimuth 81 Dip 61

Second Structure -- Spherical

1st rotation about the Z axis ==> 83
2nd rotation about the Y' axis ==> 24
3rd rotation about the X' axis ==> 46
Range along the Z' axis 155.9 Azimuth 62 Dip 39
Range along the Y' axis 265.1 Azimuth 106 Dip -41
Range along the X' axis 62.2 Azimuth 173 Dip 24

Appendix	66

Starvation DownHole Variogram

Starvation Modeled Variogram (300,0)

Appendix	67

Starvation Modeled Variogram (120,-15)

Appendix	68

Appendix E

Block Model Details

Appendix	69

Smith Block Model Details

Block Model Details
Model name : jcsmith_final_may2011
History list : May2011.bhst
Format : extended
Structure : non-regular
Number of blocks : 3563981
Number of variables : 16
Number of schemas : 2
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Sun Apr 10 07:21:51 2011
Last modified on : Wed Apr 13 00:35:54 2011
Model is indexed.

Variables Default Type Description
-------------------------------------------------------------------------------------
shell none name ore shell
zone none name ore zone
domain none name domain
fm none name rock formation
classname none name meas ind inf
au_ok -99.0 float ordinary kriging
au_id3 -99.0 float inverse distance cubed
au_nn -99.0 float nearest neighbor
density -99.0 float density
nsamp -99.0 float number of samples
nhole -99.0 float number of holes
avgdist -99.0 float average distance
neardist -99.0 float nearest distance
class -99.0 float 1=meas 2=ind 3=inf
kvar -99.0 float krig variance
flag_au -99.0 float estimation flag
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------

shell :

Appendix	70

none	= 0
smith110	= 1
low	= 2
smith112	= 3
smith92	= 4
smith109	= 5
smith100	= 6
smith108	= 7
smith99	= 8
smith107	= 9
smith111	= 10
smith98	= 11
smith93	= 12
smith87	= 13
smith85	= 14
smith94	= 15
smith91	= 16
smith86	= 17
smith84	= 18
asb	= 19
smith106	= 20
smith88	= 21
smith70	= 22
smith83	= 23
smith90	= 24
smith89	= 25
smith102	= 26
smith105	= 27
smith104	= 28
smith82	= 29
smith101	= 30
smith69	= 31
smith81	= 32
smith103	= 33
smith67	= 34
smith97	= 35
smith96	= 36
smith95	= 37
smith80	= 38
smith56	= 39
smith75	= 40
smith61	= 41
smith54	= 42
smith62	= 43
smith76	= 44
smith78	= 45
smith63	= 46
smith52	= 47
smith73	= 48
smith77	= 49

Appendix	71

smith74	= 50
smith68	= 51
smith72	= 52
smith65	= 53
smith64	= 54
smith46	= 55
smith59	= 56
smith57	= 57
smith71	= 58
smith66	= 59
smith55	= 60
smith53	= 61
smith79	= 62
smith58	= 63
smith49	= 64
smith50	= 65
smith47	= 66
smith60	= 67
smith51	= 68
smith48	= 69
smith34	= 70
smith33	= 71
smith35	= 72
smith45	= 73
smith32	= 74
smith38	= 75
smith37	= 76
smith36	= 77
smith30	= 78
smith39	= 79
smith41	= 80
smith40	= 81
smith31	= 82
smith28	= 83
smith29	= 84
smith42	= 85
smith27	= 86
smith44	= 87
smith43	= 88
smith26	= 89
smith08	= 90
smith14	= 91
smith10	= 92
smith25	= 93
smith15	= 94
smith13	= 95
smith11	= 96
smith09	= 97
smith24	= 98
smith16	= 99

Appendix	72

smith17	= 100
smith18	= 101
smith23	= 102
smith12	= 103
smith22	= 104
smith20	= 105
smith21	= 106
smith19	= 107
smith01	= 108
smith03	= 109
smith02	= 110
smith07	= 111
smith04	= 112
smith05	= 113
smith06	= 114
dump	= 115
air	= 116

zone :
none	= 0
low	= 1
smith	= 2
asb	= 3
dump	= 4
air	= 5

domain :
none	= 0
nw	= 1
se	= 2

fm :
none	= 0
air	= 1
ohc3	= 2
sdrm	= 3
dump	= 4
osc	= 5

classname :
none	= 0
inf	= 1
ind	= 2
meas	= 3

Schema <parent>
Offset minimum : 397000.000000 403000.000000 5700.000000
maximum : 408200.000000 411000.000000 8000.000000
Blocks minimum : 100.000000 100.000000 100.000000
maximum : 100.000000 100.000000 100.000000

Appendix	73

No of blocks : 112 80 23

Schema <subblocking_2>
Offset minimum : 397000.000000 403000.000000 5700.000000
maximum : 408200.000000 411000.000000 8000.000000
Blocks minimum : 5.000000 5.000000 5.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 2240 1600 460

SSX Block Model Details

Block Model	Details

Model name	: jcssx_final_march2011
History list	: 26Mar2011.bhst
Format	: extended
Structure	: non-regular
Number of blocks	: 6560774
Number of variables	: 16
Number of schemas	: 2
Origin	: 0.000000 0.000000 0.000000
Bearing/Dip/Plunge	: 90.000000 0.000000 0.000000
Created on	: Sat Mar 26 00:34:47 2011
Last modified on	: Wed Mar 30 14:45:56 2011
Model is indexed.

Variables	Default Type Description
-----------------------------------------------------------------------
shell	none name ore shell
zone	none name ore zone
domain	none name domain
fm	none name rock formation
classname	none name meas ind inf
au_ok	-99.0 float ordinary kriging
au_id3	-99.0 float inverse distance cubed
au_nn	-99.0 float nearest neighbor
density	-99.0 float density
nsamp	-99.0 float number of samples
nhole	-99.0 float number of holes
avgdist	-99.0 float average distance
neardist	-99.0 float nearest distance
class	-99.0 float 1=meas 2=ind 3=inf
kvar	-99.0 float krig variance
flag_au	-99.0 float estimation flag
volume	- predefined
xlength	- predefined
ylength	- predefined

Appendix	74

zlength	- predefined
xcentre	- predefined
ycentre	- predefined
zcentre	- predefined
xworld	- predefined
yworld	- predefined
zworld	- predefined

Translation Tables :
--------------------

shell :
none	= 0
low	= 1
ssx7_999	= 2
ssx7_053	= 3
ssx7_052	= 4
ssx7_050	= 5
ssx7_049	= 6
ssx7_055	= 7
ssx7_048	= 8
ssx7_056	= 9
ssx7_051	= 10
ssx7_047	= 11
ssx7_046	= 12
ssx7_057	= 13
ssx7_059	= 14
ssx7_037	= 15
asb	= 16
ssx7_040	= 17
ssx7_045	= 18
ssx7_060	= 19
ssx7_043	= 20
ssx7_044	= 21
ssx7_035	= 22
ssx7_063	= 23
ssx7_038	= 24
ssx8_040	= 25
ssx7_034	= 26
ssx7_039	= 27
ssx7_036	= 28
ssx7_061	= 29
ssx7_042	= 30
ssx7_058	= 31
ssx7_062	= 32
ssx7_054	= 33
ssx7_064	= 34
ssx7_041	= 35
ssx7_033	= 36

Appendix	75

ssx7_032	= 37
ssx8_029	= 38
ssx8_030	= 39
ssx7_029	= 40
ssx7_027	= 41
ssx7_030	= 42
ssx7_031	= 43
ssx8_031	= 44
ssx8_028	= 45
ssx7_028	= 46
ssx7_001	= 47
ssx8_032	= 48
ssx8_027	= 49
ssx7_017	= 50
ssx7_019	= 51
ssx7_023	= 52
ssx7_024	= 53
ssx8_999	= 54
ssx7_025	= 55
ssx7_018	= 56
ssx7_026	= 57
ssx8_034	= 58
ssx8_033	= 59
ssx8_022	= 60
ssx7_022	= 61
ssx7_002	= 62
ssx7_020	= 63
ssx7_021	= 64
ssx8_013	= 65
ssx7_011	= 66
ssx8_011	= 67
ssx8_012	= 68
ssx7_010	= 69
ssx7_016	= 70
ssx7_013	= 71
ssx7_012	= 72
ssx7_005	= 73
ssx7_006	= 74
ssx7_015	= 75
ssx7_014	= 76
ssx7_003	= 77
ssx8_003	= 78
ssx8_004	= 79
ssx8_014	= 80
ssx8_024	= 81
ssx8_010	= 82
ssx8_002	= 83
ssx8_023	= 84
ssx7_007	= 85
ssx6_999	= 86

Appendix	76

ssx8_001	= 87
ssx7_008	= 88
ssx8_021	= 89
ssx7_009	= 90
ssx7_004	= 91
ssx5_013	= 92
ssx5_016	= 93
ssx5_017	= 94
ssx8_025	= 95
ssx8_026	= 96
ssx5_005	= 97
ssx8_019	= 98
ssx5_014	= 99
ssx5_018	= 100
ssx5_007	= 101
ssx8_020	= 102
ssx8_035	= 103
ssx8_018	= 104
ssx5_024	= 105
ssx5_003	= 106
ssx5_026	= 107
ssx6_005	= 108
ssx5_015	= 109
ssx5_025	= 110
ssx5_006	= 111
ssx6_007	= 112
ssx6_002	= 113
ssx5_999	= 114
ssx3_004	= 115
ssx5_011	= 116
ssx5_019	= 117
ssx4_999	= 118
ssx8_015	= 119
ssx5_020	= 120
ssx5_022	= 121
ssx8_017	= 122
ssx8_036	= 123
ssx6_001	= 124
ssx6_004	= 125
ssx5_021	= 126
ssx5_004	= 127
ssx5_002	= 128
ssx5_001	= 129
ssx5_023	= 130
ssx8_005	= 131
ssx6_003	= 132
ssx5_009	= 133
ssx4_001	= 134
ssx5_012	= 135
ssx2_004	= 136

Appendix	77

ssx6_006	= 137
ssx3_005	= 138
ssx5_008	= 139
ssx4_014	= 140
ssx4_003	= 141
ssx4_002	= 142
ssx5_010	= 143
ssx4_008	= 144
ssx8_038	= 145
ssx2_013	= 146
ssx4_005	= 147
ssx4_013	= 148
ssx4_012	= 149
ssx8_009	= 150
ssx8_006	= 151
ssx8_008	= 152
ssx2_999	= 153
ssx4_022	= 154
ssx4_011	= 155
ssx8_007	= 156
ssx8_037	= 157
ssx4_021	= 158
ssx4_004	= 159
ssx4_010	= 160
ssx4_007	= 161
ssx4_020	= 162
ssx8_016	= 163
ssx4_009	= 164
ssx8_039	= 165
ssx1_999	= 166
ssx2_007	= 167
ssx2_001	= 168
ssx4_019	= 169
ssx2_002	= 170
ssx3_003	= 171
ssx2_008	= 172
ssx2_003	= 173
ssx3_001	= 174
ssx2_010	= 175
ssx2_009	= 176
ssx4_006	= 177
ssx1_014	= 178
ssx2_005	= 179
ssx2_012	= 180
ssx2_006	= 181
ssx3_002	= 182
ssx1_021	= 183
ssx4_017	= 184
ssx4_018	= 185
ssx4_015	= 186

Appendix	78

ssx4_016	= 187
ssx2_011	= 188
ssx1_022	= 189
ssx1_020	= 190
ssx1_024	= 191
ssx1_019	= 192
ssx1_009	= 193
ssx1_027	= 194
ssx1_010	= 195
ssx1_012	= 196
ssx1_016	= 197
ssx1_013	= 198
ssx1_025	= 199
ssx1_023	= 200
ssx1_018	= 201
ssx1_017	= 202
ssx1_011	= 203
ssx1_015	= 204
ssx1_026	= 205
ssx1_002	= 206
ssx1_008	= 207
ssx1_006	= 208
ssx1_007	= 209
ssx1_005	= 210
ssx1_001	= 211
ssx1_004	= 212
ssx1_003	= 213
ssx9_002	= 214
ssx9_001	= 215
ssx9_999	= 216
ssx9_003	= 217
ssx9_004	= 218
dump	= 219
air	= 220

zone :
none	= 0
low	= 1
ssx	= 2
dump	= 3
air	= 4
asb	= 5

domain :
none	= 0

fm :
none	= 0
air	= 1
ohc4	= 2

Appendix	79

ohc3	= 3
sdrm	= 4
osc	= 5
oe	= 6
dump	= 7

classname :
none	= 0
inf	= 1
ind	= 2
meas	= 3

Schema <parent>
Offset minimum : 384500.000000 404000.000000 6200.000000
maximum : 397000.000000 411000.000000 7600.000000
Blocks minimum : 100.000000 100.000000 100.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 125 70 14

Schema <subblocking_2>
Offset minimum : 384500.000000 404000.000000 6200.000000
maximum : 397000.000000 411000.000000 7600.000000
Blocks minimum : 5.000000 5.000000 5.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 2500 1400 280

Starvation Block Model Details

Block Model Details

Model name	: jcstarv_sept2010_v2
History list	: Sep2010.bhst
Format	: extended
Structure	: non-regular
Number of blocks	: 2915132
Number of variables	: 15
Number of schemas	: 2
Origin	: 0.000000 0.000000 0.000000
Bearing/Dip/Plunge	: 90.000000 0.000000 0.000000
Created on	: Fri Sep 03 10:45:19 2010
Last modified on	: Fri May 20 18:41:39 2011
Model is indexed.

Variables	Default Type Description
-----------------------------------------------------------------------------------------
shell	none name ore shell
zone	none name ore zone

Appendix	80

domain	none name domain
rock	none name rock formation
au_ok	-99.0 float ordinary kriging
au_id3	-99.0 float inverse distance cubed
au_nn	-99.0 float nearest neighbor
density	-99.0 float density
nsamp	-99.0 float number of samples
nhole	-99.0 float number of holes
avgdist	-99.0 float average distance
neardist	-99.0 float nearest distance
class	-99.0 integer 1=meas 2=ind 3=inf
kvar	-99.0 float krig variance
flag_au	-99.0 float estimation flag for ag
volume	- predefined
xlength	- predefined
ylength	- predefined
zlength	- predefined
xcentre	- predefined
ycentre	- predefined
zcentre	- predefined
xworld	- predefined
yworld	- predefined
zworld	- predefined

Translation	Tables :
-------------------------------

shell :
none	= 0
low	= 1
starv011	= 2
starv012	= 3
starv013	= 4
starv014	= 5
starv021	= 6
starv022	= 7
starv03	= 8
starv04	= 9
starv05	= 10
air	= 11

zone :
none	= 0
low	= 1
starv	= 2

domain :
none	= 0

Appendix	81

rock :
none = 0

Schema <parent>
Offset minimum : 368400.000000 378000.000000 6700.000000
maximum : 370700.000000 379500.000000 7800.000000
Blocks minimum : 10.000000 10.000000 10.000000
maximum : 10.000000 10.000000 10.000000
No of blocks : 230 150 110

Schema <sub>
Offset minimum : 368400.000000 378000.000000 6700.000000
maximum : 370700.000000 379500.000000 7800.000000
Blocks minimum : 5.000000 5.000000 5.000000
maximum : 10.000000 10.000000 10.000000
No of blocks : 460 300 220

Wright Window Block Model Details

Block Model Details

Model name	: jcwwo603_meds_may2011
History list	: ww060317May2011.bhst
Format	: extended
Structure	: regular
Number of blocks	: 981721
Number of variables	: 10
Number of schemas	: 1
Origin	: 371950.000000 418005.000000 6040.000000
Bearing/Dip/Plunge	: 90.000000 0.000000 0.000000
Created on	: Tue May 17 15:24:48 2011
Last modified on	: Mon May 23 17:31:34 2011
Model is indexed.

Variables	Default Type Description
---------------------------	--------------------------------------------------------
aukrg	-99.0 double
auhi	-99.0 double
aulow	-99.0 double
probh	-99.0 double
probl	-99.0 double
dist	-99.0 double
comp	-99.0 double
topo	-99.0 double
classname	none name 23-May-2011
density	-99.0 float
volume	- predefined

Appendix	82

xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------

classname :
none = 0
inf = 1
ind = 2

Schema <parent>
Offset minimum : 0.000000 0.000000 0.000000
maximum : 2355.000000 2535.000000 555.000000
Blocks minimum : 15.000000 15.000000 15.000000
maximum : 15.000000 15.000000 15.000000
No of blocks : 157 169 37

Appendix	83

Appendix F

Estimation Ellipse Orientations and Ranges

Appendix	84

Smith Estimation Ellipse Parameters by Grade Shell

Est ID	Bearing	Plunge	Dip	Measured			Indicated			Inferred
				X	Y	Z	X	Y	Z	X	Y	Z
lownw1 lowse1 sm01 sm02 sm03	335 155 90 90 90	-18 -20 -20 0 0	0 0 -20 0 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm04 sm05 sm06 sm07 sm08	90 90 90 90 90	0 15 0 0 -5	0 -5 -26 0 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm09 sm10 sm11 sm12 sm13	90 90 90 90 90	0 -5 -12 0 -5	-25 30 5 -35 5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm14 sm15 sm16 sm17 sm18	90 90 90 90 90	0 -5 0 0 -12	0 -5 40 30 20	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm19 sm20 sm21 sm22 sm23	90 45 90 90 90	10 0 0 -10 0	0 0 0 -5 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm24 sm25 sm26 sm27 sm28	90 90 90 90 90	0 0 -10 10 20	0 0 30 20 30	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm29 sm30 sm31 sm32 sm33	90 90 90 90 90	0 35 50 25 25	0 0 20 0 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm34 sm35 sm36 sm37 sm38	90 90 90 90 90	-12 -5 0 0 0	25 30 0 0 25	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250

Appendix	85

sm39 sm40 sm41 sm42 sm43	320 90 90 90 90	15 0 -30 0 0	10 0 0 0 -35	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm44 sm45 sm46 sm47 sm48	90 90 90 90 90	0 -20 -5 10 0	-25 -30 5 30 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm49 sm50 sm51 sm52 sm53	90 90 90 90 90	-5 5 0 10 -15	5 0 -7 5 -10	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm54 sm55 sm56 sm57 sm58	90 90 90 90 90	0 0 0 -15 45	0 -20 0 15 -15	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm59 sm60 sm61 sm62 sm63	90 90 90 90 90	-10 0 0 0 0	-15 0 0 0 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm64 sm65 sm66 sm67 sm68	90 90 90 90 90	-10 0 0 0 -10	0 0 10 -10 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm69 sm70 sm71 sm72 sm73	90 90 90 90 90	-15 -15 0 0 -10	0 0 0 0 -10	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm74 sm75 sm76 sm77 sm78	90 90 90 90 90	-5 0 -20 5 0	0 20 -40 15 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm79 sm80 sm81 sm82	90 90 90 90	0 0 -15 5	50 -25 0 -15	40 40 40 40	40 40 40 40	20 20 20 20	100 100 100 100	100 100 100 100	50 50 50 50	500 500 500 500	500 500 500 500	250 250 250 250

Appendix	86

sm83	90	-10	0	40	40	20	100	100	50	500	500	250
sm84 sm85 sm86 sm87 sm88	90 90 90 115 90	0 -10 -5 0 0	0 0 0 70 25	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm89 sm90 sm91 sm92 sm93	90 90 90 90 90	0 0 0 40 0	-30 25 0 0 -25	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm94 sm95 sm96 sm97 sm98	90 90 90 90 90	0 0 0 0 10	-45 -10 -15 -10 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm99 sm100 sm101 sm102 sm103	90 90 90 90 90	-10 0 0 0 15	-5 20 20 10 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm104 sm105 sm106 sm107 sm108	90 90 90 90 90	0 0 0 0 0	15 30 -35 40 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
sm109 sm110 sm111 sm112	90 90 90 90	0 0 -10 0	0 0 -30 0	40 40 40 40	40 40 40 40	20 20 20 20	100 100 100 100	100 100 100 100	50 50 50 50	500 500 500 500	500 500 500 500	250 250 250 250

Appendix	87

SSX Estimation Ellipse Parameters by Grade Shell

Est ID	Bearing	Plunge	Dip	Measured			Indicated			Inferred
				X	Y	Z	X	Y	Z	X	Y	Z
ssxlow ssx101 ssx102 ssx103 ssx104	90 90 90 90 90	0 -10 -10 -15 -15	0 -10 -10 -15 -15	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx105 ssx106 ssx107 ssx108 ssx109	90 90 90 90 120	-15 -15 -20 0 -20	-25 -20 -5 0 -20	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx110 ssx111 ssx112 ssx113 ssx114	90 90 90 90 120	-20 0 -10 5 0	-5 -35 -10 -15 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx115 ssx116 ssx117 ssx118 ssx119	90 90 90 90 90	-3 0 -10 -10 5	-7 -10 0 -5 10	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx120 ssx121 ssx122 ssx123 ssx124	110 90 90 90 90	-5 0 -6 0 0	0 0 10 10 -30	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx125 ssx126 ssx127 ssx199 ssx201	75 90 90 110 110	0 -10 -35 6 10	-80 -10 10 0 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx202 ssx203 ssx204 ssx205 ssx206	90 90 90 90 90	20 0 0 5 30	-10 0 0 5 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx207 ssx208 ssx209 ssx210 ssx211	90 90 90 90 90	0 -5 -5 0 0	0 5 -30 0 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx212	90	30	-20	40	40	20	100	100	50	500	500	250

Appendix	88

ssx213 ssx299 ssx301 ssx302	90 90 90 90	0 0 5 0	0 0 5 0	40 40 40 40	40 40 40 40	20 20 20 20	100 100 100 100	100 100 100 100	50 50 50 50	500 500 500 500	500 500 500 500	250 250 250 250
ssx303 ssx304 ssx305 ssx401 ssx402	90 90 90 90 135	10 -10 0 0 0	-5 -20 -5 5 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx403 ssx404 ssx405 ssx406 ssx407	90 90 90 120 90	-5 -15 -5 -25 5	-5 -15 0 10 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx408 ssx409 ssx410 ssx411 ssx412	90 90 90 45 90	10 -25 -5 0 0	-10 15 5 5 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx413 ssx414 ssx415 ssx416 ssx417	90 90 90 90 90	0 -5 10 20 5	10 -15 0 -10 5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx418 ssx419 ssx420 ssx421 ssx422	90 90 90 60 90	5 0 5 0 0	5 -28 -15 -50 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx499 ssx501 ssx502 ssx503 ssx504	90 90 90 90 90	0 0 -15 -5 0	-5 -25 25 25 -50	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx505 ssx506 ssx507 ssx508 ssx509	56 90 90 55 90	0 0 0 5 0	-20 0 -10 90 -20	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx510 ssx511 ssx512 ssx513 ssx514	90 90 90 90 90	0 0 0 0 -15	0 -5 0 20 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250

Appendix	89

ssx515 ssx516 ssx517 ssx518 ssx519	90 90 90 90 90	0 -10 0 0 0	0 10 0 -20 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx520 ssx521 ssx522 ssx523 ssx524	90 90 90 60 90	0 -15 0 0 0	0 0 -5 0 10	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx525 ssx526 ssx599 ssx601 ssx602	90 90 90 90 90	10 0 0 -5 -20	-10 0 -25 -10 -20	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx603 ssx604 ssx605 ssx606 ssx607	90 90 90 90 90	0 0 0 0 0	0 -5 -20 0 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx699 ssx701 ssx702 ssx703 ssx704	90 90 90 90 90	0 0 -5 -15 0	0 0 -10 -15 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx705 ssx706 ssx707 ssx708 ssx709	90 90 90 65 90	0 -5 0 25 0	15 0 -15 -35 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx710 ssx711 ssx712 ssx713 ssx714	90 90 90 90 90	0 0 0 5 5	-20 -25 0 -5 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx715 ssx716 ssx717 ssx718 ssx719	90 90 90 90 90	5 0 -40 -10 -10	-5 -10 -10 -10 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx720 ssx721 ssx722 ssx723	90 90 90 90	0 -5 0 -15	0 -5 -55 0	40 40 40 40	40 40 40 40	20 20 20 20	100 100 100 100	100 100 100 100	50 50 50 50	500 500 500 500	500 500 500 500	250 250 250 250

Appendix	90

ssx724	90	-10	-5	40	40	20	100	100	50	500	500	250
ssx725 ssx726 ssx727 ssx728 ssx729	55 90 90 90 90	0 -5 10 -5 5	0 -15 5 0 -20	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx730 ssx731 ssx732 ssx733 ssx734	90 90 90 90 90	0 10 0 -5 5	-5 20 5 -15 -10	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx735 ssx736 ssx737 ssx738 ssx739	90 90 90 90 90	5 -5 -15 -10 0	-20 5 -15 -10 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx740 ssx741 ssx742 ssx743 ssx744	90 90 90 140 90	-10 0 -15 -5 0	0 -25 -35 0 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx745 ssx746 ssx747 ssx748 ssx749	90 90 90 90 45	5 0 10 0 10	15 0 -10 -20 -20	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx750 ssx751 ssx752 ssx753 ssx754	90 45 90 90 90	0 0 -30 -40 0	-10 0 -10 -5 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx755 ssx756 ssx757 ssx758 ssx759	90 90 110 90 90	-10 12 0 0 10	-5 5 5 -5 25	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx760 ssx761 ssx762 ssx763 ssx764	20 90 120 90 90	-10 5 5 0 -5	0 10 40 -20 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx799 ssx801 ssx802	90 90 90	0 -25 -10	0 20 20	40 40 40	40 40 40	20 20 20	100 100 100	100 100 100	50 50 50	500 500 500	500 500 500	250 250 250

Appendix	91

ssx803 ssx804	90 90	0 10	30 -15	40 40	40 40	20 20	100 100	100 100	50 50	500 500	500 500	250 250
ssx805 ssx806 ssx807 ssx808 ssx809	90 90 90 90 90	5 5 5 0 0	-5 15 20 55 -5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx810 ssx811 ssx812 ssx813 ssx814	90 55 90 90 90	0 0 -30 -10 0	0 -20 -15 -25 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx815 ssx816 ssx817 ssx818 ssx819	90 90 90 90 90	0 0 5 0 5	5 0 30 -40 5	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx820 ssx821 ssx822 ssx823 ssx824	90 90 90 90 90	-10 0 0 20 30	15 30 -30 30 40	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx825 ssx826 ssx827 ssx828 ssx829	90 90 55 60 90	-15 -10 -15 10 15	25 25 10 0 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx830 ssx831 ssx832 ssx833 ssx834	90 90 90 90 90	30 5 0 -10 0	40 5 0 0 -10	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx835 ssx836 ssx837 ssx838 ssx839	90 90 90 90 90	0 0 -20 0 0	35 45 -10 -15 0	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx840 ssx899 ssx901 ssx902 ssx903	45 90 90 90 90	5 0 5 5 -10	0 0 -15 -15 -15	40 40 40 40 40	40 40 40 40 40	20 20 20 20 20	100 100 100 100 100	100 100 100 100 100	50 50 50 50 50	500 500 500 500 500	500 500 500 500 500	250 250 250 250 250
ssx904 ssx999	90 90	0 0	0 0	40 40	40 40	20 20	100 100	100 100	50 50	500 500	500 500	250 250

Appendix	92

Starvation Estimation Ellipse Parameters by Grade Shell

Est ID	Bearing	Plunge	Dip	Pass 1			Pass 2
				X	Y	Z	X	Y	Z
stv011 stv012 stv013 stv014	285 270 270 270	0 0 0 0	40 0 35 18	75 75 75 75	75 75 75 75	25 25 25 25	150 150 150 150	150 150 150 150	50 50 50 50
stv021 stv022	295 270	0 0	80 10	75 75	75 75	25 25	150 150	150 150	50 50
stv03 stv04 stv05	270 270 270	0 0 0	20 0 0	75 75 75	75 75 75	25 25 25	150 150 150	150 150 150	50 50 50

Appendix	93

Appendix G

2010 Mineralized Inventory

Appendix	94

Updated Jerritt Canyon Measured Mineral Inventory: January 1, 2011

Measured Inventory	Smith			SSX-Steer			Saval			West Mahala			Starvation Canyon
Au Cutoff opt	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz
0.000	2930.5	0.190	557.3	3331.9	0.186	618.3	130.3	0.220	28.7	0.4	0.199	0.1	6.4	0.323	2.1
0.025	2907.1	0.191	555.7	3292.8	0.188	617.7	130.3	0.220	28.7	0.4	0.199	0.1	6.3	0.326	2.1
0.050	2843.7	0.194	551.4	3202.5	0.192	613.5	128.9	0.222	28.6	0.4	0.199	0.1	6.1	0.336	2.1
0.075	2697.1	0.202	544.5	3029.9	0.200	606.1	125.5	0.226	28.4	0.4	0.199	0.1	5.9	0.348	2.0
0.100	2411.1	0.215	517.4	2755.6	0.211	580.2	115.0	0.239	27.5	0.4	0.199	0.1	5.7	0.355	2.0
0.125	1982.8	0.237	470.0	2358.5	0.226	533.4	99.6	0.258	25.7	0.4	0.199	0.1	5.5	0.365	2.0
0.150	1527.2	0.268	408.5	1907.4	0.247	471.2	82.7	0.283	23.4	0.4	0.199	0.1	5.0	0.387	1.9
0.175	1166.4	0.299	348.7	1489.2	0.271	404.3	67.4	0.310	20.9	0.3	0.210	0.1	4.9	0.392	1.9
0.200	904.1	0.332	300.0	1145.0	0.298	340.6	53.7	0.342	18.4	0.2	0.220	0.1	4.8	0.396	1.9
0.225	714.0	0.364	260.2	863.6	0.327	282.0	44.2	0.370	16.4	0.1	0.233	0.0	4.6	0.405	1.9
0.250	576.0	0.394	226.9	655.8	0.354	232.2	36.9	0.396	14.6	0.0	0.000	0.0	4.2	0.421	1.8
0.275	471.9	0.424	200.0	504.6	0.383	193.3	30.3	0.425	12.9	0.0	0.000	0.0	4.0	0.427	1.7
0.300	385.7	0.454	175.0	393.1	0.408	160.4	25.0	0.455	11.4	0.0	0.000	0.0	3.5	0.447	1.6
0.325	318.3	0.485	154.2	305.9	0.437	133.8	21.2	0.481	10.2	0.0	0.000	0.0	2.6	0.496	1.3
0.350	267.6	0.512	137.1	239.6	0.464	111.2	18.5	0.501	9.3	0.0	0.000	0.0	2.3	0.520	1.2
0.375	221.9	0.543	120.5	187.1	0.491	91.9	15.4	0.530	8.1	0.0	0.000	0.0	2.1	0.534	1.1
0.400	188.8	0.571	107.8	148.4	0.519	77.0	12.1	0.569	6.9	0.0	0.000	0.0	1.4	0.599	0.9
0.425	161.4	0.597	96.4	117.8	0.548	64.5	10.3	0.597	6.1	0.0	0.000	0.0	1.1	0.664	0.7
0.450	137.1	0.626	85.9	92.3	0.578	53.3	8.8	0.624	5.5	0.0	0.000	0.0	0.7	0.781	0.6
0.475	115.3	0.657	75.8	73.7	0.610	44.9	7.5	0.651	4.9	0.0	0.000	0.0	0.5	0.936	0.4
0.500	99.1	0.685	67.9	57.7	0.643	37.1	6.6	0.674	4.4	0.0	0.000	0.0	0.5	0.936	0.4
0.525	84.5	0.715	60.4	46.6	0.674	31.4	5.3	0.712	3.8	0.0	0.000	0.0	0.5	0.936	0.4
0.550	72.7	0.745	54.1	38.6	0.700	27.0	4.4	0.747	3.3	0.0	0.000	0.0	0.5	0.936	0.4
0.575	62.2	0.775	48.2	30.9	0.736	22.7	3.7	0.787	2.9	0.0	0.000	0.0	0.5	0.936	0.4
0.600	53.7	0.804	43.2	24.8	0.770	19.1	3.2	0.817	2.6	0.0	0.000	0.0	0.4	1.006	0.4
0.625	45.9	0.835	38.4	20.7	0.803	16.6	2.8	0.843	2.4	0.0	0.000	0.0	0.4	1.006	0.4
0.650	40.1	0.865	34.7	16.8	0.842	14.1	2.6	0.864	2.2	0.0	0.000	0.0	0.4	1.006	0.4
0.675	34.3	0.899	30.9	13.6	0.885	12.0	2.4	0.874	2.1	0.0	0.000	0.0	0.4	1.006	0.4
0.700	29.2	0.937	27.4	11.3	0.924	10.4	2.2	0.891	2.0	0.0	0.000	0.0	0.4	1.006	0.4
0.725	25.1	0.973	24.4	9.8	0.957	9.4	2.2	0.891	2.0	0.0	0.000	0.0	0.4	1.006	0.4
0.750	22.0	1.007	22.2	8.2	1.000	8.2	2.0	0.912	1.8	0.0	0.000	0.0	0.4	1.006	0.4
0.775	20.5	1.024	21.0	6.5	1.061	6.9	1.7	0.939	1.6	0.0	0.000	0.0	0.4	1.006	0.4
0.800	18.3	1.053	19.2	5.5	1.115	6.1	1.3	0.984	1.3	0.0	0.000	0.0	0.4	1.006	0.4
0.825	15.6	1.095	17.1	4.8	1.155	5.6	1.0	1.038	1.0	0.0	0.000	0.0	0.4	1.006	0.4
0.850	14.1	1.122	15.9	4.1	1.208	5.0	0.9	1.066	0.9	0.0	0.000	0.0	0.3	1.051	0.3
0.875	12.4	1.158	14.4	3.4	1.280	4.4	0.9	1.066	0.9	0.0	0.000	0.0	0.3	1.051	0.3
0.900	11.2	1.188	13.3	3.0	1.336	4.0	0.7	1.097	0.8	0.0	0.000	0.0	0.3	1.051	0.3
0.925	10.0	1.223	12.2	2.6	1.391	3.7	0.6	1.139	0.7	0.0	0.000	0.0	0.3	1.051	0.3
0.950	8.9	1.256	11.2	2.2	1.471	3.3	0.5	1.163	0.6	0.0	0.000	0.0	0.3	1.051	0.3
0.975	7.8	1.298	10.1	1.9	1.555	3.0	0.5	1.163	0.6	0.0	0.000	0.0	0.3	1.051	0.3
1.000	7.2	1.321	9.6	1.9	1.578	2.9	0.5	1.188	0.5	0.0	0.000	0.0	0.3	1.051	0.3

Notes:	(1)	The mineral inventory data are constrained to the newly hand digitized 0.10 opt Au grade shells;
	(2)	Gold grade estimations for these resources were done using ordinary kriging except for Starvation

Canyon where inverse distance cubed method was used

Appendix	95

Updated Jerritt Canyon Indicated Mineral Inventory: January 1, 2011

Indicated Inventory	Smith			SSX-Steer			Saval			West Mahala			Starvation Canyon
Au Cutoff opt	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz
0.025	2675.4	0.210	561.6	1882.7	0.207	389.8	640.7	0.206	132.0	229.0	0.188	43.1	540.2	0.269	145.3
0.050	2664.6	0.211	562.1	1876.3	0.207	388.4	640.5	0.206	131.9	229.0	0.188	43.1	534.8	0.271	144.9
0.075	2632.5	0.213	560.2	1861.2	0.208	387.5	638.2	0.207	132.1	229.0	0.188	43.1	529.1	0.273	144.4
0.100	2518.7	0.218	550.2	1806.9	0.212	383.5	616.4	0.211	130.1	228.9	0.188	43.0	519.5	0.277	143.9
0.125	2203.4	0.233	513.7	1653.9	0.221	365.8	556.4	0.221	123.0	225.4	0.189	42.6	496.9	0.284	141.1
0.150	1721.3	0.260	447.2	1319.1	0.242	319.4	442.4	0.242	107.1	187.7	0.198	37.2	462.8	0.295	136.5
0.175	1349.3	0.287	387.9	989.9	0.269	265.9	328.3	0.270	88.7	134.2	0.213	28.6	421.4	0.308	129.8
0.200	1085.0	0.311	337.6	739.6	0.297	219.5	251.7	0.296	74.5	68.5	0.237	16.2	365.3	0.326	119.1
0.225	843.4	0.340	286.6	559.2	0.323	180.7	195.4	0.320	62.5	26.7	0.277	7.4	307.2	0.348	106.9
0.250	670.4	0.367	245.7	429.2	0.349	149.8	147.0	0.347	51.0	12.9	0.325	4.2	258.2	0.369	95.3
0.275	538.9	0.392	211.4	338.7	0.372	126.1	114.8	0.370	42.5	9.9	0.344	3.4	206.4	0.396	81.7
0.300	424.2	0.421	178.6	266.4	0.396	105.5	87.9	0.396	34.8	5.7	0.388	2.2	170.6	0.418	71.3
0.325	339.3	0.448	151.9	198.4	0.425	84.3	63.0	0.428	27.0	2.8	0.473	1.3	141.6	0.440	62.3
0.350	271.5	0.475	129.1	148.0	0.455	67.4	47.8	0.457	21.9	2.1	0.518	1.1	115.0	0.464	53.4
0.375	222.3	0.501	111.4	115.7	0.481	55.7	37.0	0.485	17.9	2.0	0.525	1.1	93.3	0.488	45.5
0.400	180.7	0.528	95.4	89.8	0.508	45.6	27.4	0.519	14.2	1.9	0.531	1.0	74.1	0.513	38.0
0.425	144.3	0.556	80.3	74.3	0.528	39.3	21.8	0.547	11.9	1.9	0.532	1.0	59.4	0.538	31.9
0.450	113.5	0.589	66.8	61.1	0.547	33.4	17.9	0.571	10.2	1.6	0.548	0.9	47.3	0.564	26.7
0.475	92.1	0.619	57.0	50.3	0.565	28.4	13.8	0.604	8.3	1.3	0.569	0.8	36.3	0.595	21.6
0.500	73.9	0.651	48.1	43.3	0.578	25.0	11.7	0.624	7.3	1.3	0.571	0.7	28.6	0.624	17.9
0.525	61.4	0.679	41.7	34.6	0.595	20.6	9.6	0.649	6.3	1.0	0.588	0.6	22.2	0.656	14.6
0.550	50.7	0.709	35.9	26.4	0.612	16.2	8.8	0.659	5.8	0.6	0.616	0.4	15.8	0.704	11.1
0.575	43.4	0.734	31.8	19.0	0.632	12.0	8.1	0.668	5.4	0.4	0.647	0.3	12.8	0.738	9.4
0.600	38.2	0.754	28.8	11.2	0.662	7.4	7.4	0.676	5.0	0.3	0.666	0.2	10.7	0.767	8.2
0.625	33.6	0.773	26.0	6.4	0.700	4.5	5.4	0.700	3.8	0.2	0.680	0.2	8.5	0.809	6.8
0.650	27.6	0.802	22.1	4.0	0.736	2.9	5.0	0.706	3.5	0.2	0.704	0.1	6.7	0.854	5.7
0.675	24.8	0.818	20.3	2.8	0.772	2.1	1.3	0.809	1.0	0.1	0.716	0.1	5.9	0.881	5.2
0.700	21.7	0.837	18.2	2.0	0.801	1.6	1.2	0.819	0.9	0.1	0.716	0.1	5.6	0.891	5.0
0.725	19.0	0.855	16.3	1.6	0.828	1.3	0.9	0.849	0.8	0.0	0.000	0.0	5.1	0.907	4.7
0.750	17.4	0.866	15.1	1.3	0.849	1.1	0.8	0.865	0.7	0.0	0.000	0.0	4.9	0.915	4.5
0.775	14.6	0.885	13.0	1.1	0.862	0.9	0.6	0.890	0.6	0.0	0.000	0.0	4.7	0.923	4.3
0.800	11.4	0.913	10.4	0.9	0.879	0.8	0.4	0.944	0.4	0.0	0.000	0.0	4.1	0.943	3.8
0.825	9.3	0.936	8.7	0.7	0.893	0.6	0.4	0.966	0.3	0.0	0.000	0.0	3.7	0.959	3.5
0.850	7.8	0.954	7.4	0.6	0.904	0.5	0.3	0.998	0.3	0.0	0.000	0.0	3.6	0.961	3.4
0.875	6.0	0.983	5.9	0.3	0.942	0.3	0.2	1.048	0.2	0.0	0.000	0.0	3.5	0.965	3.3
0.900	4.7	1.008	4.7	0.3	0.953	0.3	0.2	1.048	0.2	0.0	0.000	0.0	3.1	0.974	3.0
0.925	3.6	1.036	3.8	0.1	1.010	0.1	0.2	1.048	0.2	0.0	0.000	0.0	2.4	0.992	2.3
0.950	2.6	1.073	2.8	0.1	1.010	0.1	0.2	1.048	0.2	0.0	0.000	0.0	1.8	1.009	1.9
0.975	1.7	1.134	2.0	0.1	1.010	0.1	0.2	1.048	0.2	0.0	0.000	0.0	1.4	1.023	1.5
1.000	1.5	1.157	1.7	0.1	1.026	0.1	0.2	1.048	0.2	0.0	0.000	0.0	1.0	1.041	1.0

Notes:	(1)	The mineral inventory data are constrained to the newly hand digitized 0.10 opt Au grade shells;
	(2)	Gold grade estimations for these resources were done using ordinary kriging except for Starvation

Canyon where inverse distance cubed method was used

Appendix	96

Updated Jerritt Canyon Measured Plus Indicated Mineral Inventory: January 1, 2011

M + I Inventory	Smith			SSX-Steer			Saval			West Mahala			Starvation Canyon
Au Cutoff opt	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz
0.000	5611.0	0.200	1120.0	5216.0	0.193	1008.5	771.1	0.208	160.7	229.4	0.188	43.1	548.5	0.269	147.3
0.025	5582.4	0.200	1117.4	5175.5	0.195	1007.6	771.0	0.208	160.6	229.4	0.188	43.1	546.5	0.270	147.4
0.050	5508.4	0.202	1113.5	5078.8	0.197	1001.9	769.4	0.209	160.6	229.4	0.188	43.1	541.0	0.272	147.0
0.075	5329.6	0.207	1104.7	4891.1	0.203	993.7	763.7	0.210	160.5	229.4	0.188	43.1	534.9	0.274	146.5
0.100	4929.7	0.217	1067.6	4562.5	0.211	963.7	731.4	0.215	157.5	229.3	0.188	43.1	525.2	0.278	145.9
0.125	4186.2	0.235	983.7	4012.4	0.224	899.3	656.0	0.227	148.7	225.8	0.189	42.7	502.4	0.285	143.1
0.150	3248.5	0.263	855.7	3226.5	0.245	790.6	525.1	0.248	130.5	188.1	0.198	37.2	467.8	0.296	138.5
0.175	2515.7	0.293	736.6	2479.0	0.270	670.2	395.7	0.277	109.5	134.5	0.213	28.7	426.3	0.309	131.7
0.200	1989.1	0.321	637.7	1884.6	0.297	560.1	305.4	0.304	92.9	68.8	0.237	16.3	370.1	0.327	121.0
0.225	1557.3	0.351	546.8	1422.8	0.325	462.7	239.6	0.329	78.9	26.8	0.277	7.4	311.7	0.349	108.7
0.250	1246.4	0.379	472.6	1085.0	0.352	382.0	183.9	0.357	65.6	12.9	0.325	4.2	262.4	0.370	97.0
0.275	1010.8	0.407	411.4	843.3	0.379	319.4	145.1	0.381	55.3	9.9	0.344	3.4	210.4	0.397	83.4
0.300	809.8	0.437	353.6	659.5	0.403	266.0	112.9	0.409	46.2	5.7	0.388	2.2	174.2	0.419	72.9
0.325	657.6	0.466	306.1	504.2	0.432	218.1	84.2	0.441	37.1	2.8	0.473	1.3	144.2	0.441	63.6
0.350	539.2	0.494	266.2	387.6	0.461	178.6	66.3	0.469	31.1	2.1	0.518	1.1	117.3	0.465	54.5
0.375	444.1	0.522	232.0	302.8	0.487	147.6	52.3	0.498	26.1	2.0	0.525	1.1	95.3	0.489	46.6
0.400	369.5	0.550	203.2	238.2	0.515	122.7	39.5	0.534	21.1	1.9	0.531	1.0	75.6	0.515	38.9
0.425	305.7	0.578	176.7	192.1	0.540	103.8	32.1	0.563	18.1	1.9	0.532	1.0	60.4	0.540	32.7
0.450	250.5	0.609	152.7	153.4	0.565	86.7	26.6	0.588	15.7	1.6	0.548	0.9	48.0	0.567	27.2
0.475	207.4	0.640	132.8	124.0	0.592	73.4	21.3	0.620	13.2	1.3	0.569	0.8	36.8	0.599	22.0
0.500	173.0	0.670	116.0	101.0	0.615	62.1	18.3	0.642	11.8	1.3	0.571	0.7	29.1	0.629	18.3
0.525	145.9	0.700	102.1	81.2	0.640	52.0	15.0	0.671	10.0	1.0	0.588	0.6	22.7	0.662	15.0
0.550	123.3	0.730	90.0	65.0	0.664	43.2	13.2	0.688	9.1	0.6	0.616	0.4	16.3	0.711	11.6
0.575	105.6	0.758	80.0	49.8	0.697	34.7	11.8	0.705	8.3	0.4	0.647	0.3	13.3	0.745	9.9
0.600	91.9	0.783	72.0	36.0	0.736	26.5	10.6	0.718	7.6	0.3	0.666	0.2	11.1	0.776	8.6
0.625	79.5	0.809	64.4	27.1	0.779	21.1	8.3	0.749	6.2	0.2	0.680	0.2	8.8	0.818	7.2
0.650	67.7	0.839	56.8	20.8	0.822	17.1	7.6	0.759	5.7	0.2	0.704	0.1	7.1	0.862	6.1
0.675	59.1	0.865	51.2	16.3	0.866	14.1	3.7	0.852	3.1	0.1	0.716	0.1	6.3	0.889	5.6
0.700	51.0	0.894	45.6	13.3	0.905	12.1	3.4	0.867	2.9	0.1	0.716	0.1	6.0	0.899	5.4
0.725	44.1	0.922	40.7	11.4	0.940	10.7	3.1	0.879	2.7	0.0	0.000	0.0	5.5	0.914	5.1
0.750	39.4	0.945	37.3	9.5	0.980	9.3	2.8	0.899	2.5	0.0	0.000	0.0	5.3	0.922	4.9
0.775	35.2	0.966	34.0	7.6	1.032	7.9	2.3	0.926	2.1	0.0	0.000	0.0	5.1	0.930	4.7
0.800	29.6	0.999	29.6	6.4	1.081	6.9	1.7	0.974	1.7	0.0	0.000	0.0	4.5	0.949	4.2
0.825	24.9	1.035	25.8	5.5	1.121	6.2	1.3	1.019	1.4	0.0	0.000	0.0	4.0	0.964	3.9
0.850	21.9	1.062	23.3	4.7	1.169	5.5	1.1	1.049	1.2	0.0	0.000	0.0	3.9	0.968	3.8
0.875	18.4	1.101	20.3	3.7	1.251	4.7	1.1	1.062	1.1	0.0	0.000	0.0	3.8	0.972	3.7
0.900	15.8	1.135	18.0	3.3	1.303	4.3	0.9	1.086	1.0	0.0	0.000	0.0	3.4	0.981	3.3
0.925	13.6	1.173	15.9	2.8	1.374	3.8	0.8	1.115	0.9	0.0	0.000	0.0	2.7	0.999	2.7
0.950	11.5	1.214	14.0	2.4	1.447	3.4	0.7	1.130	0.8	0.0	0.000	0.0	2.2	1.015	2.2
0.975	9.5	1.268	12.0	2.1	1.523	3.1	0.7	1.130	0.8	0.0	0.000	0.0	1.8	1.028	1.8
1.000	8.7	1.293	11.3	1.9	1.555	3.0	0.7	1.144	0.8	0.0	0.000	0.0	1.3	1.043	1.4

Notes:	(1)	The mineral inventory data are constrained to the newly hand digitized 0.10 opt Au grade shells;
	(2)	Gold grade estimations for these resources were done using ordinary kriging except for Starvation

Canyon where inverse distance cubed method was used

Appendix	97

Updated Jerritt Canyon Inferred Mineral Inventory: January 1, 2011

Inferred Inventory	Smith			SSX-Steer Saval						West Mahala			Starvation Canyon
Au Cutoff opt	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz	kt	Au opt	koz
0.000	1441.4	0.178	256.8	516.3	0.193	99.7	210.1	0.205	43.1	2000.1	0.189	378.0	293.2	0.252	73.9
0.025	1441.3	0.178	256.8	516.3	0.193	99.7	210.1	0.205	43.1	2000.1	0.189	378.0	290.0	0.255	73.9
0.050	1435.8	0.178	255.8	516.3	0.193	99.7	210.1	0.205	43.1	2000.1	0.189	378.0	287.0	0.257	73.7
0.075	1418.9	0.179	254.2	516.3	0.193	99.7	210.0	0.205	43.1	2000.1	0.189	378.0	283.4	0.260	73.7
0.100	1371.0	0.183	251.2	509.4	0.193	98.4	209.4	0.205	42.9	2000.1	0.189	378.0	275.7	0.265	73.1
0.125	1157.3	0.195	226.0	479.1	0.194	93.2	201.7	0.209	42.1	1956.9	0.191	373.8	256.3	0.276	70.7
0.150	907.2	0.211	191.4	351.5	0.221	77.8	169.3	0.222	37.6	1614.0	0.201	324.4	231.9	0.291	67.5
0.175	635.1	0.232	147.3	251.4	0.243	61.1	123.0	0.246	30.3	1226.6	0.214	262.5	210.9	0.303	63.9
0.200	411.4	0.256	105.3	176.6	0.268	47.2	93.1	0.265	24.7	854.2	0.225	192.2	183.8	0.320	58.8
0.225	263.4	0.281	74.0	123.2	0.292	35.9	72.2	0.281	20.3	300.8	0.247	74.3	156.2	0.339	53.0
0.250	178.5	0.302	53.9	84.5	0.316	26.7	55.3	0.295	16.3	83.3	0.282	23.5	128.8	0.361	46.5
0.275	111.1	0.325	36.1	57.1	0.342	19.5	28.7	0.324	9.3	39.1	0.311	12.1	103.5	0.385	39.9
0.300	67.0	0.350	23.5	44.6	0.359	16.0	9.8	0.402	3.9	29.5	0.317	9.4	86.3	0.405	34.9
0.325	42.2	0.373	15.7	31.0	0.376	11.6	7.9	0.423	3.3	5.8	0.352	2.0	71.5	0.424	30.3
0.350	22.4	0.406	9.1	15.6	0.417	6.5	6.4	0.444	2.8	2.1	0.382	0.8	59.1	0.442	26.1
0.375	14.4	0.431	6.2	11.2	0.439	4.9	5.8	0.453	2.6	0.9	0.410	0.4	46.0	0.465	21.4
0.400	9.4	0.455	4.3	5.9	0.484	2.9	4.9	0.465	2.3	0.4	0.437	0.2	36.2	0.486	17.6
0.425	6.2	0.477	2.9	4.6	0.506	2.3	3.5	0.486	1.7	0.2	0.470	0.1	27.9	0.508	14.2
0.450	2.5	0.537	1.3	2.7	0.556	1.5	2.9	0.497	1.4	0.1	0.496	0.0	22.2	0.526	11.7
0.475	1.4	0.591	0.9	2.3	0.568	1.3	2.6	0.502	1.3	0.1	0.496	0.0	16.8	0.546	9.2
0.500	1.3	0.602	0.8	2.2	0.576	1.2	0.6	0.524	0.3	0.0	0.000	0.0	12.8	0.565	7.2
0.525	0.8	0.655	0.5	2.0	0.581	1.2	0.2	0.549	0.1	0.0	0.000	0.0	8.8	0.590	5.2
0.550	0.7	0.670	0.5	1.6	0.591	0.9	0.1	0.558	0.1	0.0	0.000	0.0	5.5	0.622	3.4
0.575	0.6	0.684	0.4	1.3	0.597	0.8	0.0	0.000	0.0	0.0	0.000	0.0	3.8	0.650	2.5
0.600	0.5	0.703	0.4	0.3	0.625	0.2	0.0	0.000	0.0	0.0	0.000	0.0	2.6	0.678	1.8
0.625	0.4	0.731	0.3	0.2	0.632	0.1	0.0	0.000	0.0	0.0	0.000	0.0	1.8	0.711	1.2
0.650	0.3	0.754	0.3	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	1.1	0.756	0.8
0.675	0.3	0.772	0.2	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.9	0.783	0.7
0.700	0.2	0.786	0.2	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.8	0.798	0.6
0.725	0.2	0.802	0.2	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.7	0.812	0.5
0.750	0.2	0.802	0.2	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.7	0.812	0.5
0.775	0.1	0.823	0.1	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.5	0.832	0.4
0.800	0.1	0.829	0.1	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.4	0.840	0.3
0.825	0.0	0.855	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.3	0.846	0.3
0.850	0.0	0.855	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.2	0.862	0.1
0.875	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0
0.900	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0
0.925	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0
0.950	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0
0.975	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0
1.000	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0

Notes:	(1)	The mineral inventory data are constrained to the newly hand digitized 0.10 opt Au grade shells;
	(2)	Gold grade estimations for these resources were done using ordinary kriging except for Starvation

Canyon where inverse distance cubed method was used